9/9

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08004806

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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Beijing Enterprises Holdings

*CURRENT ADDRESS

PROCESSED

SEP 1 0 2008 E

THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34642 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 9/9/08

BEIJING ENTERPRISES HOLDINGS LIMITED

stock code: 392

CONTENTS

CORPORATE INFORMATION

GENERAL INFORMATION:

Registered Office

Room 4301, 43/F., Central Plaza,
18 Harbour Road,
Wanchai, Hong Kong
Tel: (852) 2915 2898
Fax: (852) 2857 5084

Website

http://www.behl.com.hk

Stock Code

392

Company Secretary

Mr. Tam Chun Fai *CPA CFA*

Share Registrars

Tricor Tengis Limited
26/F, Tesbury Centre,
28 Queen's Road East,
Hong Kong

DIRECTORS:

Executive Directors

Mr. Yi Xi Qun *(Chairman)*
Mr. Zhang Hong Hai *(Vice Chairman and Chief Executive Officer)*
Mr. Li Fu Cheng *(Vice Chairman)*
Mr. Bai Jin Rong *(Vice Chairman)*
Mr. Zhou Si *(Vice Chairman)*
Mr. Liu Kai *(Vice President)*
Mr. Guo Pu Jin
Mr. E Meng *(Vice President)*
Mr. Lei Zhen Gang
Mr. Jiang Xin Hao *(Vice President)*
Mr. Tam Chun Fai

Independent Non-executive Directors

Mr. Wu Jiesi
Mr. Robert A. Theleen
Mr. Lam Hoi Ham

CORPORATE INFORMATION

PROFESSIONALS:

Auditors

Ernst & Young

Legal Advisers

as to Hong Kong law:
Johnson Stokes & Master

as to PRC law:
Haiwen & Partners

as to US law:
Sullivan & Crommell

PRINCIPAL BANKERS:

In Hong Kong:

Bank of China (Hong Kong) Limited
Bank of Communications,
Hong Kong Branch
China Construction Bank,
Hong Kong Branch
Mizuho Corporate Bank Ltd.,
Hong Kong Branch
Rabobank, Hong Kong Branch

In Mainland China:

Agricultural Bank of China
Bank of China
China Construction Bank
Guangdong Development Bank
The Industrial and
Commercial Bank of China

ADR Depository Bank:

The Bank of New York

CORPORATE STRUCTURE

As at 8 April 2008



Beijing Enterprises Group Company Limited
Other entities, most of which are under the control of the Beijing Municipal Government
72.72%
27.28%
Beijing Enterprises Investments Limited
Public Investors
36.11%
23.16%
40.73%
Beijing Enterprises Holdings Limited# Stock Code: 392
100%
Beijing Gas
40%
Hua You
96%
Airport Expressway
55%
Shenzhen Shiguan Road
100%
Beijing No. 9 Water Treatment Plant concession
74.78%
Beijing Enterprises Water Group Limited#
(formerly known as "Shang Hua")
Stock Code: 371
80%
Yanjing Beer
54.1%
Yanjing Breweryγ
Stock Code: 000729
50.03%
Yanjing Huiquan*
Stock Code: 600573
76.33%
Yanjing Guilin Liquan
81.25%
Yanjing Baotou
Varies
Brewery operations in other cities in China
40.32%
Beijing Development#
Stock Code: 154
29.78%
CIT Developmentπ
Stock Code: 8178
97.99%
BE High-Tech
24.5%
Biosino Bio-Techπ
Stock Code: 8247

* Listed on The Shanghai Stock Exchange

γ Listed on The Shenzhen Stock Exchange

\# Listed on The Main Board of The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange")

π Listed on The Growth Enterprise Market of the Hong Kong Stock Exchange

HIGHLIGHTS

- Revenue from continuing operations for the year amounted to approximately HK$11.3 billion, representing an increase of 56% over last year.


HK$ billion
11.30
7.25
56%
2006
2007

Revenue

- Profit attributable to shareholders of the Company amounted to approximately HK$1.438 billion, representing an increase of 3.25 times over last year.
- Basic earnings per share amounted to HK$1.67.
- A final dividend of HK30 cents per share is proposed for 2007.

  A final special dividend of HK10 cents per share is proposed for 2007.


HK$ billion
1.438
0.339
325%
2006
2007

Profit Attributable to Shareholders of the Company

	2007 year end HK$billion	2006 year end HK$billion
■ Total assets	**44.7**	17.3
■ Net assets	**31.4**	13.1
■ Equity attributable to shareholders	**26.7**	8.9


HK$ billion
44.7
31.4
26.7
17.3
13.1
8.9
Total Assets
Net Assets
Equity Attributable to Shareholders
2006
2007

CHAIRMAN'S STATEMENT



Yi Xi Qun

The year 2007 marked the tenth year since Beijing Enterprises Holdings Limited (the "Company") has been listed and was thus a significant year for the Group's strategic reform. Upon the completion of acquisition of Beijing Gas Group Company Limited ("Beijing Gas"), the Company established its core business of infrastructure and public utility segment focusing on urban clean energy services and began to transform into a utilities conglomerate. Supported by the above mentioned factors and driven by a favourable market environment, the Group achieved significant growth with record high results in assets portfolio, profitability and market capitalisation.

In 2007, profit attributable to shareholders of the Company was HK$1.438 billion, increased by 3.25 times. Basic earnings per share amounted to HK$1.67, increased by 2.1 times as compared with HK$0.54 in 2006. The Board of Directors of the Company (the "Board") recommended the payment of a final dividend of HK30 cents per share. Since it is the tenth anniversary of listing of the Company and to celebrate the acquisition of Beijing Gas, the Company proposed the payment of a final special dividend of HK10 cents per share to express our gratitude to the long term support from the Shareholders. Together with our interim dividend, the Company distributed a total dividend of HK60 cents in 2007.

Excluding the incomparable factors of the consolidation of Beijing Gas, the substantial growth in the results was attributable to the stronger operating results recorded by continuing operations of existing entities, among which:

Through the strengthening of cost control for the operations in China other than Beijing, adjusting products mix and optimising pricing system, Beijing Yanjing Brewery Co., Ltd. ("Yanjing Brewery") has successfully offset the adverse impacts arising from intensifying market competition and price hikes in raw materials and had also achieved an accelerated growth. In 2007, revenue and profit attributable to the Company from Yanjing Brewery recorded growths of 75.7% and 62.5% over 2006 respectively.

With the extensive increase in the utilisation rate of Beijing Capital Airport, traffic volume of Airport Expressway increased by 9.8% during the year. In 2007, operating revenue and profit attributable to the Company of Beijing Capital Expressway Development Co., Ltd. rose 47.1% and 39.3% respectively.

The Group utilised its capital operation by capturing the opportunities resulted from the brisk capital market in 2007. This lead to sharp increase in its exceptional gain. In particular, the four funding activities of Beijing Development (Hong Kong) Limited (stock code: 154) and China Information Technology Development Limited (formerly Xteam Software International Limited) (stock code: 8178), being associates of the Company, raised a total capital of HK$510 million for their development and generated an exceptional gain of HK$180 million during the year. Also, the Group leveraged on the opportunities arising from the appreciation of Renminbi and the active stock market and obtained considerable exchange gains and gains on stock investment.

The Group maintained a healthy financial position in 2007. At the balance sheet date, the Group's cash in hand and short-term loans were HK$8.2 billion and HK$2.64 billion respectively. In September 2007, the Company captured the favourable market situation and successfully placed new shares and financed a net proceeds of HK$3.64 billion. Through obtaining development funds at relatively low costs, the Group has prepared sufficient capital reserve for further investment in areas of its core businesses.

The general economic situation in 2008 is extremely severe. Taking into the consideration of the objective analysis on our development foundation and resources advantages, we are prudently optimistic concerning the development prospects in 2008.

Meanwhile, we have not neglected the potential risks arising from the development of our core operations. The Board and management pay serious attention to the diversion of Airport Expressway in case if the investment in South Link Expressway of Beijing Capital Airport not be approved by the government. Therefore, the Company has set up a task force to continuously promote the communication and coordination with relevant government authorities, strives to prepare a timely contingency plan and argument to protect the shareholders' interest.

In respect of the expansion in gas operation, besides the continuous exploration in rural areas of Beijing, the Company will grasp the golden opportunities attributable to the consolidation of domestic gas market and the penetration of PetroChina into downstream market to extend its coverage into upper and downstream industries. The Company strives to expand its market share in the Ring Bohai Economic Circle through various mergers and acquisitions in target cities. The Company will implement two material projects in 2008:

Firstly, the Company will carry out a coal-based natural gas project in Keshiketengqi County, Chifeng City, Inner Mongolia to utilise the abundant lignite reserve in Inner Mongolia. Datang International Power Generation Co., Ltd. will be the largest shareholder of the project and Beijing Gas will be the second largest. Total investment is expected to exceed RMB18 billion and the project is scheduled to commence construction in 2008 and begin partial operations in 2010. Upon completion of the entire project, the annual production of natural gas will reach 4 billion cubic metres, which will be supplied to regions in Inner Mongolia, Hebei province and Beijing through pipelines.

Secondly, the Group acquired Shandong Zhongyuan Gas Co., Ltd.. The company holds 30-year pipeline gas operation rights in the developed Rongcheng City, Rushan City, Wendeng City and Haiyang City in Yantai and Weihai districts of Shandong province and has signed a 30-year pipeline gas operation agreement with the provincially approved tourism and holiday resort in Weihai City. The connectable population of the above five regions is over 2.6 million and the planned consumption of natural gas is over 450 million cubic metres. Currently, Beijing Gas has entered into an agreement with Beijing Runfar Group (北京潤發集團) to acquire 60% equity interest in Zhongyuan Gas held by Beijing Runfar Group.

Establishing an investment platform for water industry is another important part of our principal business expansion in 2008. It is a strategic decision made by the Group based on its concerns about rare resources of water and the assessment of development prospects of water industry. The forthcoming five to ten years will be the fastest urbanisation period in China, which is also a critical period for the development of water industry including water supply and sewage treatment as well as the peak period for market investment in water. It is expected that the investment scale could reach over RMB one trillion during the eleventh five-year period. The market-oriented reform and water price adjustments that implemented by the government in the water industry in recent years also created a more flexible environment for enterprises to invest and develop in this industry. The establishment of water investment platform at current stage is aimed at promoting business expansion and project consolidation in a more systematic, professional and effective way, establishing a leading market position, enhancing competitiveness and influence of the Group in water treatment industry so as to grasp the development opportunities in a better way. In order to uphold the above-mentioned strategic intentions, we acquired Shang Hua Holdings Limited (Stock code: 0371, which has changed its name to "Beijing Enterprises Water Group Limited") in March this year and employed the development strategy of "establishing a platform for water and environmental protection investment through Shang Hua Holdings".

2008 is the long-awaited year of realisation of the Olympic dream pursued by the Chinese and is also the first whole year after the Company has transformed into a utilities company. We will persist in our usual development objective of "optimising value operation and maximising value creation" and continue to strengthen gas operation as our core business, further capitalising advantages and resources to proactively yet cautiously invest in projects with good potential in our principal activities. We will also pay full attention to the uncertainties in our operation environment, raise the insightfulness and initiatives of risk management and realise value improvement and sustainable development.

Chairman

Hong Kong
8 April 2008

MANAGEMENT DISCUSSION AND ANALYSIS

The revenue of the Group was HK$11.3 billion for the 2007, increased by 55.9% comparing to last year. Profit attributable to the shareholders of the Company was HK$1.438 billion, jumped 325% compared to 2006 and marked a record high since the listing of the Company in 1997.

Stripping off the net exceptional gain of HK$404 million arising from the deemed disposals of Beijing Development (Hong Kong) Limited ("Beijing Development") (stock code: 154) and China Information Technology Development Limited ("CIT Development") (formerly Xteam Software International Limited) (stock code: 8178) and disposal of existing shares of CIT Development, as well as property revaluation gains, net profits attributable to shareholders of the Group increased 73.5% to HK$1,034 million mainly driven by consolidation of Beijing Gas Group Company Limited ("Beijing Gas") profit since 1 July 2007 and strong profit growth of Beijing Yanjing Brewery Co. Ltd. ("Yanjing Beer") and Beijing Capital Airport Expressway ("Airport Expressway").

Net profit before exceptional items contributed by each business segment during the year were as follows:

	Net profit before exceptional items HK'000	**Proportion** %
Piped gas operation	339,200	34.9
Toll roads operations	309,010	31.8
Water treatment operation	154,430	15.9
Beer production operation	168,020	17.4



17.4%
34.9%
15.9%
31.8%
Piped gas operation
Toll roads operations
Water treatment operation
Beer production operation

MANAGEMENT DISCUSSION AND ANALYSIS



Natural gas sphere tanks



Valves at a Natural Gas Storage Facility



Natural gas boilers

I. BUSINESS REVIEW

Piped gas operations

After the completion of acquisition of Beijing Gas on 29 June 2007, the Company officially consolidated its results since 1 July 2007. Actual volume sold by natural gas distribution segment of Beijing Gas in Beijing during the second half of 2007 was approximately 1.67 billion cubic metres which brought operating revenue of approximately HK$3.25 billion and contributed a profit of HK$161 million to the Group.

Volume sold by natural gas distribution segment of Beijing Gas for the year of 2007 was 3.7 billion cubic meters and the operating revenue was HK$6.91 billion. As at the end of 2007, Beijing Gas has a trunk pipeline network system with five pressure levels ranging from high to low pressure levels in Beijing, which is comprised of various major facilities, such as pipelines of 7,551 km, five citygates and four spherical gas-holder stations. Gas distribution capacity of the main trunk pipeline network reaches 12 billion cubic meters per year.

The total volume of gas transported by Beijing Hua You Natural Gas Company Limited ("Hua You"), in which 40% interests are owned by Beijing Gas, amounted to approximately 8.86 billion cubic metres, representing an increase of over 44% as compared with 2006. Net profit after tax for the second half of 2007 attributable to Beijing Gas was HK$178 million. The maximum annual transmission capability of Nos. 1 and 2 Shanxi-Beijing Gas Pipeline owned by Hua You is 15.3 billion cubic metres, which will be increased to 17 billion cubic metres through capacity enhancement.

Since the completion of the acquisition, Beijing Gas has played a significant role in financial performance of the Group in terms of profit contributions and asset scales, which realised our goal to transform the Group to an integrated enterprise focusing on public facilities and infrastructure.

MANAGEMENT DISCUSSION AND ANALYSIS

I. BUSINESS REVIEW *(continued)*

Toll road operations

The traffic volume of Airport Expressway achieved a new record high of 55.94 million vehicles in 2007, representing an increase of 9.8% comparing with the year 2006. Average daily traffic flow reached over 153,000 vehicles.

Operating revenue in 2007 was approximately HK$527 million and net profit attributable to the Group amounted to approximately HK$289 million, representing an increase of 39% comparing with the corresponding period last year, which was mainly due to the increased toll revenue and the significant decrease of repair and maintenance expenses upon the completion of the major overhaul.

The traffic volume of Shenzhen Shiguan Road slightly decreased by 2.1% to about 9.60 million vehicles in 2007. Net profit attributable to the Group for the year ended 31 December 2007 was HK$19.62 million, almost the same as last year.

Water treatment operation

For the year of 2007, profit attributable to the Group from Beijing No. 9 Water Treatment Plant concession was HK$154 million, representing an increase of over 7% as compared with 2006. The concession of water treatment brings stable cash flows to the Group every year.



Capital Airport Expressway


水田收费站

Shui Tian Toll Station of Shenzhen Shiguan Road



Beijing No 9 Water Treatment Plant



Yanjing Beer


Beijing 2008
燕京啤酒
YANJING BEER

Yanjing Beer is the Official Sponsor of The Beijing 2008 Olympic Games


市政交通一卡通

Smart Card

I. BUSINESS REVIEW *(continued)*

Beer production operation

The sales volume of Yanjing Brewery, was 4.07 million metric litres in 2007, representing an increase of 14% comparing with the corresponding period of 2006. The market share on nationwide basis remained over 12%. The revenue from the brewery operation increased about 23% to HK$6.74 billion in 2007. Net profit attributable to the Group was HK$168 million, which increased significantly by 63% as compared with last year. Although the costs of raw materials for beer production, energy and labour kept mounting, by virtue of strength of its brand and sale network, the selling prices of Yanjing Brewery's major products had been increased and well received by consumers, which mitigated the cost pressure. In addition, gross margin remained steady due to the consistent efforts to optimise product structure, enlarge market share of premium beer and increase the consumption of domestic barley.

Other

Beijing Development remained as the Group's IT flagship. Smart Card (市政交通一卡通) issuance volume, of which 43% is owned by Beijing Development, has exceeded 16 million, indicating that the card has become the major electronic payment platform for public transport in Beijing. Research and development are being carried out to explore more value-added services and to expand revenue sources. In addition, CIT Development, in which 30.41% interests is held by Beijing Development, had already made substantial profit contribution by newly injected value-added services of mobile communication.

Net profit of Beijing Development attributable to the Group was approximately HK$150 million in 2007, 22 times higher than last year. Profit increase was mainly derived from deemed disposal arising from placing of new shares by CIT Development and the disposal of shares of CIT Development, being held by Beijing Development. The information technology business of Beijing Development remained stable. Smart Card was still at the stage of determining its operating commercial terms and had not yet contributed any profits.

II. PROSPECT

Piped gas operations

The sales of natural gas in Beijing will have stable and continuous growth in future. The major driving forces include commencement of new natural gas driven power plant and new industrial users. In the long run, Beijing will develop into a metropolitan city with 18 million to 20 million population, which will increase the long term consumption of natural gas. In addition, natural gas network to be built in new satellite cities outside the Sixth Ring Road in Beijing will also further increase the demand of natural gas.

In respect of gas transmission, Hua You is actively expanding its long pipeline network and enlarging the transmission capacity of Nos. 1 and 2 Shanxi-Beijing Gas Transmission Pipeline. With the continuous economic development of the Capital and Bohai circle, more medium and large cities within the region will adopt natural gas as a clean energy. The transmission volume of Hua You will grow rapidly with continuous increase in transmission revenue. The strong cash flow could provide actual support to its expansion plan and capital expenditure.

In respect of exploring new gas resources, Beijing Gas will inject RMB1.86 billion to Inner Mongolia Datang International Keqi Coal-based Gas Company Limited for 33% equity interests. The total investment will amount to RMB18.78 billion, with a planned output of 4 billion-cubic metres of natural gas per annum.

Toll road operations

Terminal 3 of Beijing Capital Airport has commenced operation in late March 2008. The auxiliary line of the South Link Expressway of the Beijing Capital Airport ("South Link Expressway") also started operation. As the South Link Expressway shares part of the traffic volume of the Airport Expressway, passengers using the new terminals had been diverted to South Link Expressway's toll station which affects the revenue of Tianzhu Toll Station (天竺收費站), one of the main operating station currently operated by the Group.



Beijing Gas office



Natural gas pipelines



Tianzhu Toll Station of Capital Airport Expressway



Toll Station of Beijing Capital Airport North Link



Water plant operation by Beijing Enterprises



Beer production line

II. PROSPECT *(continued)*

Toll road operations *(continued)*

To cope with the diversion of South Link Expressway, the Group actively involves in the investment of South Link Expressway project. Currently, the Group has reached an intention of cooperation with Beijing Capital Highway Development Co., Ltd. (北京市首都公路發展有限責任公司) in respect of the investment of South Link Expressway project and reported the cooperation proposal to Beijing Municipal Committee of Communications ("BMCC"). BMCC intended to grant the operating concession of South Link Expressway together with North Link Expressway of the Beijing Capital Airport and Second Airport Passway Project (機場第二通道項目) to the Beijing Capital Airport North Link Expressway Company Limited (北京首都機場北線高速公路有限責任公司) in order to unify the operations and management. Currently, BMCC carries out further study on the proposal and will consult opinions from relevant departments.

Water treatment operations

The Group has completed the acquisition of Shang Hua and duly changed its name into Beijing Enterprises Water Group Limited. The listed company will be used as a platform by the Group for future investment and development of new water related projects. As the PRC is in shortage of fresh water, the Group is very optimistic to the future water price. It is believed that local government will speed up the investment and operation of water projects such as water treatment and waste water processing, which provides new opportunities to the Group.

Beer production operation

Yanjing beer is among the leaders in Mainland China in terms of branding and market share. To further consolidate its strengths, Yanjing Brewery ("Yanjing Brewery") has obtained approval from the shareholders to offer new shares and raise RMB1.9 billion. The proceeds will be used in regions with core competitive strength such as Guangxi and Inner Mongolia to satisfy the rapid growing demand, technological improvement in beer production lines in provinces such as Zhejiang, Hunan, Guangdong, Xinjiang and Hubei, expand the capacity and at the same time raise the technology level and enhance the product structure. In addition, Yanjing Brewery will establish malt production bases in Xinjiang and Inner Mongolia which will use quality domestic malt as raw materials to further lower production cost and enhance operation results.

III. FINANCIAL REVIEW

Revenue

The revenue of the Group's continuing operations in 2007 was approximately HK$11.3 billion, which jumped 55.9% as compared with that of HK$7.25 billion in 2006. This was mainly driven by the consolidation of Beijing Gas' revenue of HK$3.25 billion in the second half of 2007. Yanjing Beer's revenue also grew strongly by 23% to HK$6.74 billion. Other business contributed an aggregate of not more than 12% of the total revenue.

Cost of sales

Cost of sales increased by 69.4% to HK$8.16 billion, mainly due to consolidation of the results of natural gas distribution business in Beijing since 1 July 2007. The cost of sales for gas distribution business mainly included purchase cost of natural gas as well as depreciation expense of piped line network.

Gross profit margin

Overall gross profit margin was 27.8% compared to 33.6% in 2006. The decline in gross profit margin was due to consolidation of the gas distribution business since 1 July 2007. Natural gas distribution business had average gross margin of approximately 15.8%, which is lower than the higher margin brewery business due to different direct cost structure. The gross margin of gas distribution business tend to be lower in the second half year due to lower volume of sales and relatively fixed depreciation expense.

Other income and gains, net

This mainly comprised interest income of HK$99 million, gain on deemed disposal of interests in associates of HK$61 million, fair value gain on investment properties of HK$56 million, investment related gain of HK$42 million, exchange gain of HK$33 million and other miscellaneous income etc.

Selling and distribution costs

Selling and distribution costs of the Group's continuing operations in 2007 increased by 6.5% to HK$889 million mainly due to consolidation of natural gas distribution business since 1 July 2007. The proportion of selling and distribution costs for gas distribution business was lower than that of brewery business due to much higher advertisement expenses for consumer products business.

Administrative expenses

Administrative expenses of the Group's continuing operations in 2007 was HK$891 million, increased by 3.9% comparing to HK$858 million in 2006. The increase was mainly due to consolidation of the natural gas distribution business since 1 July 2007. The moderate increase was due to relatively lower proportion of administration costs for gas distribution business comparing to brewery business.

III. FINANCIAL REVIEW *(continued)*

Finance costs

Finance costs of the Group's continuing operations for the year 2007 was HK$235 million, increased by 126% comparing to HK$104 million in 2006. The significant increase was mainly due to drawdown of a syndicated loan amounting to HK$2.1 billion which was used to complete the acquisition of Beijing Gas.

Share of profits and losses of jointly-controlled entities

This substantially represents the 40% share of the profit after taxation of Hua You since 1 July 2007. Hua You is 40% owned by Beijing Gas and 60% owned by PetroChina Limited. The primary business of Hua You is natural gas transmission which supplies to city gas operators along the two long piped lines owned by Hua You.

Share of profits and losses of associates

The Group's share of profit of associates jumped more than three times to HK$261 million in 2007. It was mainly attributed to exceptional profits amounting to approximately HK$184 million arising from disposal and deemed disposal of equity interests in CIT Development recorded in the books of Beijing Development plus a net revaluation gain of an investment property of HK$103 million on investment properties contributed by BMEI Co., Ltd, an associate of the Group.

Tax

Effective income tax rate declined significantly to approximately 18.5% mainly due to the fact that the net exceptional gains derived from deemed disposal of shares in Beijing Development together with certain property revaluation gain recorded in the headquarter were capital in nature and not subject to tax. In addition, the dilution loss on share reform of Yanjing Brewery which was not deductible for PRC income tax purpose artificially increased the effective tax rate last year.

Profit for the year from continuing operations

As a result of the above factors, net profits from continuing operations for year ended 31 December 2007 was HK$1,723 million against HK$254 million in 2006.

Profit from discontinuing operations

This mainly represents the prior year dividends declared by Wangfujing Department Stores (Group) Company Limited entitled to the Company in 2007.

IV. FINANCIAL POSITION OF THE GROUP

Cash and bank borrowings

As at 31 December 2007, cash and bank deposits held by the Group amounted to HK$8.2 billion. At the year end date, the Group had a strong net working capital of HK$3.7 billion. The Group maintains sufficient banking facilities for its working capital requirement and has plenty of room to gear up its balance sheet should significant investment opportunities arise.

The Group's bank and other borrowings amounted to HK$5.9 billion as at 31 December 2007, which mainly comprised of five year syndicated loans amounting to HK$2.1 billion and short term working capital loans HK$2.6 billion carried in the PRC subsidiaries. Around 35.4% of the bank loans were denominated in Hong Kong dollars with the majority of remaining balance in Renminbi. The Group was in a net cash position of HK$2.3 billion as at 31 December 2007.

Liquidity and Capital Resources

During the first half of the year, the Group drew down syndicated loan of HK$2.1 billion to complete the acquisition of the Beijing Gas. Upon completion of the Beijing Gas transaction, the downstream gas distribution business started to contribute to the operating cash flow of the Group and significantly increased its liquidity. Riding on very favorable capital market conditions in the second half of the year 2007, the Company successfully placed 100 million of new shares to investors and raised net proceeds of approximately HK$3.65 billion. This new proceeds significantly boosts the liquidity of the Group and supports continuous capital expenditure in the future.

During the year under review, the Company had issued 411,250,000 new shares at HK$18.48 to acquire the Beijing Gas. In addition, the Company further issued 100 million of new shares at HK$37.1 to support its future capital requirements. As at the end of 2007, the issued capital of the Company has increased to 1,138,940,000 shares and shareholders equity jumped to HK$26.7 billion. Total equity was HK$31.4 billion comparing to HK$13.1 billion as at the end of 2006. With much higher capitalisation and much stronger balance sheets, the Group will be able to weather any storm in the market.

Given the primarily cash nature business of gas distribution, toll roads, brewery and water concession, the Group is benefiting from very strong recurring cash flow and is well positioned to capture investment opportunities in the future.

Cashflow

The Group derived net cash inflow of HK$2.4 billion from its operating activities during the year. Net cash outflow on investing activities including purchases of fixed assets, acquisition of subsidiaries etc was HK$3.3 billion. As mentioned above, the Group had raised significant capital through issue of new shares and new borrowings. Net cash inflow from financing activities for the year was HK$6.1 billion.

DIRECTORS AND SENIOR MANAGEMENT

EXECUTIVE DIRECTORS

Mr. YI Xi Qun, aged 60, is the Chairman of the Company and Beijing Enterprises Group Company Limited. Mr. Yi also serves as the Independent Non-executive Director of China Merchants Bank Co., Ltd. and SOHO China Limited. He graduated from Beijing Chemical Institute in 1975 and later obtained a postgraduate degree in economics and management engineering from Tsinghua University. From 1986 to 1987, Mr. Yi was in charge of the Beijing Municipal Government Economic Structure Reform Committee and from 1987 to 1991, he served as the Chief Executive Officer of Xicheng District of Beijing. In 1991, Mr. Yi became an assistant to the Mayor of Beijing as well as Director of the Economic and Foreign Trade Commission of Beijing Municipality and the Management Committee of the Beijing Economic and Technology Development Zone. Mr. Yi has in-depth knowledge and a wealth of experience in macroeconomic and microeconomic management. Mr. Yi joined the Group in December 1999.

Mr. ZHANG Hong Hai, aged 55, is a Vice Chairman and the Chief Executive Officer of the Company. Mr. Zhang also serves as an Executive Director of Beijing Development (Hong Kong) Limited and the Chairman of China Information Technology Development Limited (formerly known as "Xteam Software International Limited"). Mr. Zhang graduated from Beijing University in 1982 and subsequently obtained a postgraduate qualification in business studies at the International Business School of Hunan University and was awarded the title of Senior Economist. Mr. Zhang has worked for the Beijing Municipal Government for many years. Prior to joining the Company, Mr. Zhang was the director of the Foreign Affairs Office of the People's Government of Beijing Municipality and Hong Kong and Macao Affairs Office of the People's Government of Beijing Municipality. He also served as Vice President of the Beijing Chinese Overseas Friendship Association. Mr. Zhang initially worked as Deputy General Manager and was then promoted to Vice Chairman and General Manager of Beijing International Trust Investment Limited during the period from 1990 to 1998, and has accumulated extensive experience in corporate management. Mr. Zhang joined the Group in December 2003.

Mr. LI Fu Cheng, aged 53, is a Vice Chairman of the Company. Since 1983, he has held the posts of Deputy Secretary and Secretary of the Yanjing Brewing Factory, and then the Chairman and General Manager of the Yanjing Group. Mr. Li has many years of experience in the brewery industry. Mr. Li joined the Group in April 1997.

Mr. BAI Jin Rong, aged 57, is a Vice Chairman of the Company. He is also the Vice Board Chairman and General Manager of Beijing Enterprises Group Company Limited. Mr. Bai graduated from Beijing Normal University in 1985 and had worked as the Deputy Director and Director of the Policy Research Office of Beijing Chemical Industry Group, the Deputy Director of the Beijing Economic Structure Reforms Committee, the Executive Director and Executive Vice President of the Company, the Deputy Director of Beijing State-owned Assets Supervision and Administration Commission. Mr. Bai has many years of experience in economics, finance and enterprise management. Mr. Bai rejoined the Group in June 2005.

EXECUTIVE DIRECTORS *(continued)*

Mr. ZHOU Si, aged 51, is a Vice Chairman of the Company. He is also the Director of Beijing Enterprises Group Company Limited and the Chairman of Beijing Gas Group Co., Ltd. Mr. Zhou graduated from Beijing Normal University in 1978 and Tsinghua University in 1998. From 1984 to 2003, he was the Chief Officer of the General Planning Division and subsequently the Head and Deputy Director of the Planning Division of Beijing Municipal Management Commission. He has extensive experience in economics, finance and enterprise management. Mr. Zhou joined the Group in June 2005.

Mr. LIU Kai, aged 54, is an Executive Director and a Vice President of the Company. Mr. Liu also serves as an Executive Director of Beijing Enterprises Water Group Limited (formerly known as "Shang Hua Holdings Limited"). Mr. Liu is responsible for the general management of Beijing Enterprises Holdings Investment Management Co., Ltd. He graduated from Tsinghua University with a bachelor's degree in mechanical engineering in 1979, and later obtained a postgraduate degree in domestic economics and management from the State Administration Institute. Prior to joining the Company, Mr. Liu served as a Senior Executive of the Beijing Transportation Bureau and the Beijing Transportation Corporation. Mr. Liu has many years of experience in economics and management. Mr. Liu joined the Group in January 2001.

Mr. ZHENG Wan He, aged 55, was an Executive Director of the Company. Mr. Zheng graduated from the Beijing Economic Institute in 1982. Since November 1984, he has held various posts within Wangfujing Group including the Deputy General Manager of Beijing Wangfujing Department Store and later the Vice Chairman and General Manager of Beijing Wangfujing Department Store (Group) Co., Ltd. He has many years of experience in economics, retail business and enterprise management. Mr. Zheng is presently the Vice Chairman of China Department Stores Association and China Chain Stores Association and an executive member of China United Commerce Association. Mr. Zheng joined the Group in April 1997 and resigned in January 2007.

Mr. GUO Pu Jin, aged 54, is an Executive Director of the Company. He graduated from the political education faculty of Capital Normal University in 1976 and later finished his postgraduate studies at Capital Trade and Economics University. Mr. Guo was previously the Chief Executive Officer of Da Xing District of Beijing and is currently the Chairman of Beijing Capital Expressway Development Co., Ltd.. Mr. Guo has many years of experience in government affairs and corporate management in China. Mr. Guo joined the Group in April 2004.

EXECUTIVE DIRECTORS *(continued)*

Mr. E Meng, aged 49, is an Executive Director and a Vice President of the Company. Mr. E also serves as the Chairman of Beijing Development (Hong Kong) Limited, the Executive Director of China Information Technology Development Limited (formerly known as "Xteam Software International Limited") and Beijing Enterprises Water Group Limited (formerly known as "Shang Hua Holdings Limited"), and an Independent Non-executive Director of JLF Investment Company Limited. Mr. E graduated from China Science and Technology University with a master's degree in engineering. He is a PRC senior accountant with the qualifications of PRC certified accountant, asset appraiser, certified real estate appraiser and tax appraiser. From 1988 to 1997, he was the Deputy Director of Beijing New Technology Development Zone and concurrently acting as the Director of the Department of Financial Auditing, the General Manager of Investment Operation Company, the chief accountant of Beijing Tianping Accounting Firm and the Deputy Director of the State-owned Assets Management Office of Beijing Haidian District. Mr. E has extensive experience in economics, finance and enterprise management. Mr. E joined the Group in November 1997.

Mr. ZHAO Chang Shan, aged 43, a master degree holder in economics and senior engineer, was an Executive Director of the Company. Mr. Zhao graduated from the Engineering Faculty of Wuhan University of Science and Technology in 1986 and from 1998 to 2000 he studied for a MBA degree at Guanghua School of Management, Peking University. He has obtained extensive experience of civil work, economics and corporate management through his work with Wuhan Iron and Steel (Group) Corporation, The Ministry of Metallurgical Industry, Beijing Municipal Government as well as Xuanwu District Government in Beijing. Mr. Zhao joined the Group in June 2006 and resigned in May 2007.

Mr. LEI Zhen Gang, aged 54, a PRC senior accountant, is an Executive Director of the Company and also the Director of Beijing Enterprises Group Company Limited. Mr. Lei obtained a postgraduate qualification from the Capital University of Economics and Business and has extensive experience of corporate finance and management through his work with Beijing Light Industrial Corporation as the Chief Accountant and Beijing Holdings Limited as the Vice General Manager and Chief Financial Controller. Mr. Lei joined the Group in June 2006.

EXECUTIVE DIRECTORS *(continued)*

Mr. JIANG Xin Hao, aged 43, is an Executive Director and Vice President of the Company. Mr. Jiang graduated from Fudan University in 1987 with a bachelor's degree in law, and then in 1992 with a master's degree in law. Mr. Jiang was a lecturer at Peking University between 1992 and 1994. From 1995 to 1997, Mr. Jiang was a Deputy General Manager of Jingtai Finance Company in Hong Kong, and subsequently a Director and Vice President of BHL Industrial Investment Company. From 1997 to February 2005, Mr. Jiang was a Director and the Chief Executive Officer of Tramford International Limited, a public company listed on Nasdaq. Mr. Jiang was a Manager of the investment development department of Beijing Holdings Limited and a General Manager of Beijing BHL Investment Center between May 2000 and February 2005. He served as a Policy Analyst of the Chinese State Commission of Restructuring Economic System from 1987 to 1989. Mr. Jiang has many years of experience in economics, finance and corporate management. Mr. Jiang joined the Group in February 2005.

Mr. TAM Chun Fai Jimmy, aged 46, is the Executive Director, Financial Controller and Company Secretary of the Company. Mr. Tam also serves as the Independent Non-executive Director of Hi Sun Technology (China) Limited and KWG Property Holding Limited. Mr. Tam graduated from the Hong Kong Polytechnic University with a bachelor's degree in accountancy and is a regular member of Chartered Financial Analyst and a member of Hong Kong Institute of Certified Public Accountants. Mr. Tam has extensive experience in auditing and corporate advisory services with major international accounting firms. He was involved in floatation and audit work of a wide variety of businesses, including electronics, electrical appliances, athletic shoes manufacturing, banking, insurance, securities and property development. Mr. Tam joined the Group in April 1997.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. LAU Hon Chuen, Ambrose, aged 60, holds a bachelor of law degree from the University of London and is a Solicitor of the Supreme Court of Hong Kong, a China-Appointed Attesting Officer and a Notary Public. Mr. Lau is also a member of the National Committee of the Chinese People's Political Consultative Conference and the Selection Committee For the First Government of the Hong Kong Special Administrative Region ("HKSAR") and a Non-official Justice of the Peace. He was the President of the Law Society of Hong Kong from 1992 to 1993. Mr. Lau was a member of the Preparatory Committee for the HKSAR and the Legislative Council of Hong Kong. Mr. Lau joined the Group in April 1997 and resigned in March 2008.

INDEPENDENT NON-EXECUTIVE DIRECTORS *(continued)*

Dr. LEE Tung Hai, Leo, *GBS, LLD, JP*, aged 86, is the Chairman of Tung Tai Group of Companies and an independent non-executive director or a non-executive director of several publicly listed companies in Hong Kong. He is a member of a number of public services committees and heads many social service organisations, including as an Adviser of the Advisory Board of Tung Wah Group of Hospitals, Chairman of Association of Chairmen of the Tung Wah Group of Hospitals, Chairman of Friends of Hong Kong Association and Vice President of China Overseas Friendship Association. He served as a Standing Committee member of the eighth and ninth Chinese People's Political Consultative Conference National Committee; an Adviser on Hong Kong Affairs to the Hong Kong & Macau Affairs Office of the State Council and Xinhua News Agency, Hong Kong Branch; a member of the Preparatory Committee for the Hong Kong Special Administrative Region; and a member of the Selection Committee of the First Government of the Hong Kong Special Administrative Region. Dr Lee has been honoured with awards by different governments, including Cavaliere di Gran Croce of Italy, O.B.E. of Great Britain, Chevalier Legion d'Honneur of France, Commandeur de l'Ordre de Leopold II of Belgium and Gold Bauhinia Star of the Hong Kong Special Administrative Region Government of the People's Republic of China. Dr. Lee has extensive experience in business management. Dr. Lee joined the Group in April 1997 and resigned in March 2008.

Mr. WANG Xian Zhang, aged 65, graduated from the Northeast Finance & Economics University, China in 1965. He has been involved in the insurance industry since 1970, and was Chairman of the Board and President of China Life Insurance Company Limited, Vice Chairman and Vice President of The People's Insurance Company of China, Vice Chairman and President of China Insurance H.K. (Holdings) Company Limited, Chairman of The Ming An Insurance Company (Hong Kong), Limited, Chairman of China Reinsurance Company (Hong Kong) Limited, a Director of several financial institutions such as Bank of China, CITIC Ka Wah Bank Limited, Top Glory Insurance Co. (Bermuda) Ltd. Mr. Wang is now President of the Insurance Association of China and Vice President of the Insurance Institute of China. Mr. Wang joined the Group in April 1997 and resigned in March 2008.

Mr. WU Jiesi, aged 56, holds a doctorate degree in Economics. Mr. Wu also serves as Independent Non-executive Director of China Insurance International Holdings Company Limited and China Merchants Bank Co., Ltd., and Non-executive Director of China Water Affairs Group Limited and Shenzhen Investment Limited. He conducted post-doctoral research work in theoretical economics at the Nankai University in the PRC and was conferred the professorship qualification by the Nankai University in 2001. During the period from 1984 to 1995, Mr. Wu worked at the Industrial and Commercial Bank of China in a number of positions, including as the President of Shenzhen Branch. From 1995 to 1998, Mr. Wu was Vice Mayor of Shenzhen Municipal Government and from 1998 to 2000 he was the assistant to the Governor of Guangdong province. He was the Chairman of Guangdong Yue Gang Investment Holdings Company Limited and GDH Limited, the Honorary President of Guangdong Investment Limited and Guangdong Tannery Limited, and the managing director and chief executive officer of Hopson Development Holdings Limited. He has extensive experience in finance and management. Mr. Wu joined the Group in July 2004.

INDEPENDENT NON-EXECUTIVE DIRECTORS *(continued)*

Mr. Robert A. THELEEN, aged 62, is the Chairman, founder and Co-Chief Executive Officer of China Vest, Ltd., a Shanghai-based Merchant Bank. Mr. Theleen was a pioneer in the private equity investment industry in China where, in 1982, he launched one of the first venture capital funds investing in China. Mr. Theleen is also a Trustee of the Asia Foundation and an active member of the business community in Shanghai where he resides. He was educated at Duquesne University and at the American School of Management in the United States where he obtained his master's degree in business administration in 1970. He is also a member of the Advisory Board of the Hopkins-Nanjing Center in Nanjing, China. Mr. Theleen joined the Group in July 2004.

Mr. LAM Hoi Ham, *JP*, aged 69, was graduated from the faculty of economics of The University of Hong Kong, is the founder of the accounting firm H H Lam & Co., and is a fellow member of the Hong Kong Institute of Certified Public Accountants. Mr. Lam was granted Medal of Honour by The Hong Kong Government in 1994 and was appointed a Justice of the Peace in 1997. Mr. Lam serves as a Standing Committee member of the 10th National Committee of the Chinese People's Political Consultative Conference of the People's Republic of China of Beijing City, the vice chairman of Beijing Overseas Friendship Association and a committee member of Beijing Health Department Overseas Friendship Association, etc. Mr. Lam joined the Group in March 2008.

SENIOR MANAGEMENT

Mr. LI Yong Cheng, aged 46, is a Vice President of the Company. Mr. Li is a senior engineer, graduated at Wuhan University of Science and Technology with a master's degree in environmental engineering. He obtained a master's degree (EMBA) at Guanghua School of Management of Peking University. He also studied the purification technology of gas in Germany. Mr. Li is currently the vice chairman of the board and general manager of Beijing Gas Group Co., Ltd. He has extensive management experience in piped gas business. Mr. Li joined the Group in August 2007.

REPORT OF THE DIRECTORS

The directors present their report and the audited financial statements of Beijing Enterprises Holdings Limited (the "Company") and its subsidiaries (collectively the "Group") for the year ended 31 December 2007.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. Details of the principal activities of the principal subsidiaries are set out in note 21 to the financial statements. During the year, the Group acquired the entire issued share capital of Beijing Gas Group (BVI) Co., Ltd., which, together with its subsidiaries, are engaged in the distribution and sale of piped natural gas, the provision of gas technology consultation and development services, surveying and plotting of underground construction projects, the construction and installation of gas pipelines and related equipment and the provision of repair and maintenance services in Beijing, the People's Republic of China (the "PRC"), further details of which are included in note 44 to the financial statements. There were no other significant changes in the nature of the Group's principal activities during the year.

RESULTS AND DIVIDENDS

The Group's profit for the year ended 31 December 2007 and the state of affairs of the Company and the Group at that date are set out in the financial statements on pages 43 to 190.

An interim dividend and an interim special dividend of HK$0.10 per ordinary share each were paid on 9 November 2007. The directors recommend the payment of a final dividend of HK$0.3 per ordinary share and a final special dividend of HK$0.1 per ordinary share in respect of the year to shareholders on the register of members on 26 June 2008. This recommendation has been incorporated in the financial statements as an allocation of retained profits within the equity section of the balance sheet.

SUMMARY FINANCIAL INFORMATION

A summary of the published results, and assets, liabilities and equity of the Group for the last five financial years as extracted from the audited financial statements and the annual report of the Company for the year ended 31 December 2006 is set out on pages 191 to 192. This summary does not form part of the audited financial statements.

PROPERTY, PLANT AND EQUIPMENT, AND INVESTMENT PROPERTIES

Details of movements in the property, plant and equipment, and investment properties of the Company and the Group during the year are set out in notes 16 and 17 to the financial statements, respectively.

SHARE CAPITAL, SHARE OPTIONS AND CONVERTIBLE BONDS

Details of movements in the share capital and share options of the Company and the Group's convertible bonds during the year, together with the reasons therefor, are set out in notes 33, 34 and 37 to the financial statements, respectively.

PURCHASE, REDEMPTION OR SALE OF LISTED SECURITIES OF THE COMPANY

Neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the year.

RESERVES

Details of movements in the reserves of the Company and the Group during the year are set out in note 35(b) to the financial statements and in the consolidated statement of changes in equity, respectively.

DISTRIBUTABLE RESERVES

At 31 December 2007, the Company's reserves available for distribution, calculated in accordance with the provisions of Section 79B of the Hong Kong Companies Ordinance, amounted to HK$966,844,000, of which HK$455,576,000 has been proposed as a final dividend for the year. In addition, the Company's share premium account, in the amount of HK$20,721,710,000, may be distributed in the form of fully paid bonus shares.

MAJOR CUSTOMERS AND MAJOR SUPPLIERS

In the year under review, sales to the Group's five largest customers and purchases from the Group's five largest suppliers accounted for less than 30% of the Group's turnover and total purchases for the year, respectively.

REPORT OF THE DIRECTORS

DIRECTORS

The directors of the Company during the year were:

Executive directors:

Mr. Yi Xi Qun *(Chairman)*	
Mr. Zhang Hong Hai *(Vice Chairman and Chief Executive Officer)*	
Mr. Li Fu Cheng *(Vice Chairman)*	
Mr. Bai Jin Rong *(Vice Chairman)*	
Mr. Zhou Si *(Vice Chairman)*	
Mr. Liu Kai *(Vice President)*	
Mr. Zheng Wan He	(resigned on 5 January 2007)
Mr. Guo Pu Jin	
Mr. E Meng *(Vice President)*	
Mr. Zhao Chang Shan	(resigned on 29 May 2007)
Mr. Lei Zhen Gang	
Mr. Jiang Xin Hao *(Vice President)*	(appointed on 29 May 2007)
Mr. Tam Chun Fai	(appointed on 29 May 2007)

Independent non-executive directors:

Mr. Lau Hon Chuen, Ambrose
Dr. Lee Tung Hai, Leo
Mr. Wang Xian Zhang
Mr. Wu Jiesi
Mr. Robert A. Theleen

Subsequent to the balance sheet date, on 3 March 2008, Messrs. Lau Hon Chuen, Ambrose, Lee Tung Hai, Leo and Wang Xian Zhang resigned as directors of the Company and Mr. Lam Hoi Ham was appointed an independent non-executive director of the Company to fill the vacancy.

In accordance with articles 96 and 105(A) of the Company's articles of association and the recommendation of the board of directors, Messrs. Bai Jin Rong, Zhou Si, E Meng, Robert A. Theleen and Lam Hoi Ham will retire and, being eligible, will offer themselves for re-election at the forthcoming annual general meeting.

The Company has received annual confirmations of independence from each of the independent non-executive directors of the Company, and as at the date of this report still considers them to be independent.

DIRECTORS' AND SENIOR MANAGEMENT'S BIOGRAPHIES

Biographical details of the directors of the Company and the senior management of the Group are set out on pages 18 to 23 of the annual report.

DIRECTORS' SERVICE CONTRACTS

Mr. Yi Xi Qun has a service contract with the Company for a term of five years commencing on 1 June 2003 with an unexpired period of approximately 5 months as at 31 December 2007. This service contract, which was entered into before 1 February 2004, is exempt from the shareholders' approval requirement under Rule 13.68 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") which has taken effect since 1 February 2004.

Each of Messrs. Zhang Hong Hai, Liu Kai and E Meng has a service contract with the Company for a term of three years commencing on 3 December 2006, 16 January 2007 and 17 June 2005, respectively, with respective unexpired periods of approximately 23 months, 24 months and 6 months as at 31 December 2007.

Apart from the foregoing, no director proposed for re-election at the forthcoming annual general meeting has a service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

DIRECTORS' REMUNERATION

The directors' fees are subject to shareholders' approval at general meetings. Other emoluments are determined by the Company's board of directors with reference to directors' duties, responsibilities and performance and the results of the Group as well as the recommendation of the remuneration committee. Further details of the Company's remuneration committee are set out in the corporate governance report on pages 36 to 40 of the annual report.

DIRECTORS' INTERESTS IN CONTRACTS

No director had a material interest, either directly or indirectly, in any contract of significance to the business of the Group to which the Company, or any of its holding companies, subsidiaries and fellow subsidiaries was a party during the year.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

At 31 December 2007, the interests and short positions of the directors and the chief executive in the share capital and underlying shares of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers of the Listing Rules (the "Model Code"), were as follows:

(a) Long positions in ordinary shares of the Company

Name of director	Number of ordinary shares held	Percentage of the Company's issued share capital
Mr. Yi Xi Qun	100,000#	0.0088%
Mr. Li Fu Cheng	12,000#	0.0011%
Mr. Bai Jin Rong	60,000#	0.0053%
Mr. Liu Kai	6,000#	0.0005%
Mr. E Meng	50,000#	0.0044%
Mr. Jiang Xin Hao	60,000#	0.0053%
Mr. Tam Chun Fai	10,000#	0.0009%

\# All interests disclosed are directly beneficially owned by the directors.

(b) Long positions in underlying shares of the Company

The interests of the directors and the chief executive in the share options of the Company are separately disclosed under the heading "Share option scheme" below.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES *(continued)*

(c) Long positions in ordinary shares of associated corporations

Name of director	Name of associated corporation	Number of ordinary shares held	Percentage of the associated corporation's issued share capital
Mr. Zhang Hong Hai	Beijing Development (Hong Kong) Limited ("Beijing Development")@	600,000#	0.09%
Mr. Li Fu Cheng	Beijing Yanjing Brewery Company Limited ("Yanjing Brewery")@	38,898#	0.0035%
Mr. E Meng	Beijing Development@	601,000#	0.09%

@ All interests in these associated corporations are indirectly held by the Company.

All interests disclosed are directly beneficially owned by the directors.

(d) Long positions in underlying shares of associated corporations

Name of director	Name of associated corporation	Number of share options
Mr. Zhang Hong Hai	Beijing Development@	3,400,000 (a)
	Beijing Development@	6,800,000 (b)
Mr. E Meng	Beijing Development@	4,500,000 (b)
	China Information Technology Development Limited ("CIT Development")@	32,400,000 (c)

@ All interests in these associated corporations are indirectly held by the Company.

Notes:

(a) These share options were granted on 27 June 2006 at an exercise price of HK$1.00* per ordinary share of Beijing Development. The share options are exercisable at any time commencing on 27 June 2006 and, if not otherwise exercised, will lapse on 17 June 2011.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES *(continued)*

(d) Long positions in underlying shares of associated corporations *(continued)*

Notes: *(continued)*

(b) These share options were granted on 30 October 2007 at an exercise price of HK$4.03* per ordinary share of Beijing Development. The share options may be exercised in two equal portions. The first portion is exercisable at any time commencing on 1 May 2008, and the other portion is exercisable from 1 May 2009 and, if not otherwise exercised, will lapse on 17 June 2011.

(c) These share options were granted on 13 September 2007 at an exercise price of HK$0.79* per ordinary share of CIT Development. The share options are exercisable at any time commencing on 13 March 2008 and, if not otherwise exercised, will lapse on 12 September 2012. The exercise of the options is subject to an annual cap of 25% of the share options granted. Subject to the approval of the share option committee and the remuneration committee of CIT Development, executive directors and independent non-executive directors of CIT Development are entitled to exercise all the share options within three months from the date of termination of their employment with CIT Development.

* The exercise price of these share options is subject to adjustment in the case of rights or bonus issues or other similar changes in the share capital of Beijing Development and CIT Development.

Save as disclosed above, as at 31 December 2007, none of the directors or the chief executive had registered an interest or a short position in the shares, underlying shares or debentures of the Company or any of its associated corporations that was required to be recorded pursuant to Section 352 of the SFO, or an interest or a short position as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

DIRECTORS' RIGHTS TO ACQUIRE SHARES

Apart from the foregoing and save as disclosed under the heading "Directors' and chief executive's interests and short positions in shares and underlying shares" above and the heading "Share option scheme" below, at no time during the year were rights to acquire benefits by means of the acquisition of shares in or debentures of the Company granted to any director or their respective spouses or minor children, or were any such rights exercised by them; or was the Company, or any of its holding companies, subsidiaries and fellow subsidiaries a party to any arrangement to enable the directors to acquire such rights in any other body corporate.

SHARE OPTION SCHEME

The Company operates a share option scheme (the "Scheme") for the purpose of providing incentives and rewards to eligible participants to attract and retain the best quality personnel of the Group for the development of the Group's operations; to provide additional incentives to employees, officers and directors of the Group; and to promote the long term financial success of the Company by aligning the interests of share option holders to those of shareholders. Further details of the Scheme are disclosed in note 34 to the financial statements.

The following set out the movements of the share options granted under the Scheme during the year ended 31 December 2007:

		Number of share options			
Name or category of participant		**At 1 January 2007**	**Granted during the year** *(note b)*	**Exercised during the year**	**At 31 December 2007**
Directors:					
Mr. Yi Xi Qun	*(a)*	650,000	–	(400,000)	250,000
Mr. Zhang Hong Hai	*(a)*	450,000	–	(450,000)	–
Mr. Li Fu Cheng	*(a)*	450,000	–	(450,000)	–
Mr. Bai Jin Rong	*(a)*	450,000	–	(360,000)	90,000
Mr. Zhou Si	*(a)*	300,000	–	–	300,000
Mr. Liu Kai	*(a)*	300,000	–	(300,000)	–
Mr. Guo Pu Jin	*(a)*	300,000	–	(240,000)	60,000
Mr. E Meng	*(a)*	300,000	–	(300,000)	–
Mr. Zhao Chang Shan (resigned on 29 May 2007)	*(a)*	300,000	–	(300,000)	–
Mr. Lei Zhen Gang	*(a)*	300,000	–	(150,000)	150,000
Mr. Jiang Xin Hao (appointed on 29 May 2007)	*(a)*	300,000	–	(190,000)	110,000
Mr. Tam Chun Fai (appointed on 29 May 2007)	*(a)*	300,000	–	(300,000)	–
		4,400,000	–	(3,440,000)	960,000
Other employees:					
In aggregate	*(a)*	1,500,000	–	(1,450,000)	50,000
	(b)	–	300,000	(300,000)	–
		1,500,000	300,000	(1,750,000)	50,000
		5,900,000	300,000	(5,190,000)	1,010,000

SHARE OPTION SCHEME *(continued)*

Notes:

(a) These share options were granted on 19 July 2006 at an exercise price of HK$12.55 per ordinary share of the Company. The exercise price was determined based on the average closing price of the previous five trading days before the date of grant. The cash consideration paid by each director and employee for the share options granted was HK$1 per grant of share options. The share options are exercisable at any time six months after date of grant. All share options, if not otherwise exercised, will lapse on 19 July 2011.

Each grant of the share options to executive directors has complied with the requirements of Rule 17.04 of the Listing Rules and was approved by the independent non-executive directors of the Company to whom share options have not been granted.

(b) These share options were granted on 2 May 2007 at an exercise price of HK$20.6 per ordinary share of the Company. The exercise price was determined based on the closing price of the date of grant. The cash consideration paid by the employee for the share options granted was HK$1. The share options do not have any vesting period. All the share options, if not otherwise exercised, will lapse on 2 May 2012.

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

At 31 December 2007, the following interests and short positions of 5% or more of the issued share capital of the Company were recorded in the register of interests required to be kept by the Company pursuant to Section 336 of the SFO:

Long positions:

	Number of ordinary shares held, capacity and nature of interest			Percentage of the Company's issued share capital
Name	Directly beneficially owned	Others	Total	
Modern Orient Limited	100,050,000	–	100,050,000	8.78%
Beijing Enterprises Investments Limited ("BEIL")	165,775,001	100,050,000(a)	265,825,001	23.34%
Beijing Enterprises Group (BVI) Company Limited ("BE Group BVI")	411,250,000	265,825,001(b)	677,075,001	59.45%
北京控股集團有限公司 (Beijing Enterprises Group Company Limited) ("Beijing Enterprises Group")	–	677,075,001(c)	677,075,001	59.45%
Deutsche Bank Aktiengesellschaft	61,232,981	71,680,671(d)	132,913,652	11.67%

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES *(continued)*

Long positions: *(continued)*

Notes:

(a) The interest disclosed includes the shares owned by Modern Orient Limited. Modern Orient Limited is a wholly-owned subsidiary of BEIL. Accordingly, BEIL is deemed to be interested in the shares owned by Modern Orient Limited.

(b) The interest disclosed includes the shares owned by BEIL and Modern Orient Limited. BEIL, the holding company of Modern Orient Limited, is held directly as to 72.72% by BE Group BVI. Accordingly, BE Group BVI is deemed to be interested in the shares owned by BEIL and Modern Orient Limited.

(c) The interest disclosed includes the interest in shares held by BE Group BVI as detailed in note (b). BE Group BVI is a wholly-owned subsidiary of Beijing Enterprises Group. Accordingly, Beijing Enterprises Group is deemed to be interested in the shares held by BE Group BVI, BEIL and Modern Orient Limited.

(d) The interest disclosed includes 1,424,000 shares held as an investment manager, 5,256,671 shares held as security interest in the shares and 65,000,000 shares as a trustee.

Short positions:

Name	Number of ordinary shares held, capacity and nature of interest: Directly beneficially owned	Others	Total	Percentage of the Company's issued share capital
BEIL	6,825,001	–	6,825,001	0.60%
BE Group BVI	–	6,825,001(a)	6,825,001	0.60%
Beijing Enterprises Group	–	6,825,001(b)	6,825,001	0.60%
Deutsche Bank Aktiengesellschaft	1,058,000	2,841,000(c)	3,899,000	0.34%

Notes:

(a) The interest disclosed includes the shares owned by BEIL. BE Group BVI, the immediate holding company of BEIL, is deemed to be interested in the shares owned by BEIL.

(b) The interest disclosed includes the interest in shares held by BE Group BVI as detailed in note (a). BE Group BVI is a wholly-owned subsidiary of Beijing Enterprises Group. Accordingly, Beijing Enterprises Group is deemed to be interested in the shares held by BE Group BVI and BEIL.

(c) Person having a security interest in the shares.

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES *(continued)*

Save as disclosed above, as at 31 December 2007, no person, other than the directors of the Company, whose interests are set out in the section "Directors' and chief executive's interests and short positions in shares and underlying shares" above, had registered an interest or a short position in the shares or underlying shares of the Company that was required to be recorded pursuant to Section 336 of the SFO.

CONNECTED TRANSACTIONS AND CONTINUING CONNECTED TRANSACTIONS

Connected transactions and continuing connected transactions undertaken by the Group during the year are set out in notes 30 and 52 to the financial statements.

The independent non-executive directors of the Company have reviewed and confirmed that the continuing connected transactions undertaken by the Group were entered into (i) in the ordinary and usual course of business of the Group; (ii) either on normal commercial terms or on terms no less favourable to the Group than terms available to or from independent third parties; (iii) in accordance with the relevant agreements governing the transactions on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole; and (iv) within the prescribed limits as set out in the waiver letters in respect of connected transactions granted by the Stock Exchange to the Company.

EVENT AFTER THE BALANCE SHEET DATE

Details of the significant events after the balance sheet date of the Group are set out in note 53 to the financial statements.

LOAN AGREEMENT WITH COVENANTS RELATING TO SPECIFIC PERFORMANCE OF THE CONTROLLING SHAREHOLDERS

In accordance with the disclosure requirements of Rule 13.21 of the Listing Rules, the following disclosures are included in respect of the Company's syndicated loan facility, which contains covenants requiring performance obligations of the Company's holding companies.

In 2007, the Company obtained a five-year HK$2.1 billion syndicated loan facility. The loan agreement includes certain conditions imposing specific performance obligations on the Company's holding companies, among which are the following events which would constitute an event of default on the loan facility:

1. If the beneficial interest of the Company ceases to be owned or controlled by Beijing Enterprises Group; and

2. If Beijing Enterprises Group ceases to be controlled and supervised by the People's Government of Beijing Municipality.

SUFFICIENCY OF PUBLIC FLOAT

Based on information that is publicly available to the Company and within the knowledge of the directors, at least 25% of the Company's total issued share capital was held by the public as at the date of this report.

AUDITORS

Ernst & Young retire and a resolution for their reappointment as auditors of the Company will be proposed at the forthcoming annual general meeting.

ON BEHALF OF THE BOARD

Chairman

Hong Kong
8 April 2008

GENERAL

Saved as disclosed below, the Company has complied with all the applicable code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") for the year ended 31 December 2007.

DIRECTORS' SECURITIES TRANSACTIONS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") as set out in Appendix 10 of the Listing Rules for securities transactions by directors of the Company (the "Directors"). All the members of the board of Directors (the "Board") have confirmed, following specific enquiry by the Company, that they have complied with the required standard as set out in the Model Code throughout the year ended 31 December 2007. The Model Code also applies to other specified senior management of the Company.

BOARD OF DIRECTORS

Composition and role

The Board comprises of eleven Executive Directors and three Independent Non-executive Directors. The principal focus of the Board is on the overall strategic development of the Group, while the management is principally responsible for the Group's business operations. The Board also monitors the financial performance and the internal controls of the Group's business operations.

The Company has complied with Rule 3.10(1) of the Listing Rules to appoint at least three Independent Non-executive Directors. In addition, at least one Independent Non-executive Director possesses appropriate professional accounting qualifications or financial management expertise in accordance with Rule 3.10(2) of the Listing Rules. The Board considers that all Independent Non-executive Directors meet the specific independence criteria as required by the Listing Rules. The Company has received from each Independent Non-executive Director an annual confirmation or confirmation of his independence pursuant to Rule 3.13 of the Listing Rules and the Company still considers such Directors to be independent.

During the year, three Board meetings were held. This deviates from code provision A.1.1. The Directors consider it is more efficient to hold Board meetings to address emerging issues as appropriate. Sufficient measures have been taken to ensure that there is efficient communication among the Directors.

BOARD OF DIRECTORS *(continued)*

Composition and role *(continued)*

The individual attendance of each director is set out below:

Name of Director		Board Meetings
Mr. Yi Xi Qun		3/3
Mr. Zhang Hong Hai		3/3
Mr. Li Fu Cheng		3/3
Mr. Bai Jin Rong		3/3
Mr. Zhou Si		3/3
Mr. Liu Kai		3/3
Mr. Zheng Wan He	(resigned on 5 January 2007)	0/0
Mr. Guo Pu Jin		3/3
Mr. E Meng		3/3
Mr. Zhao Chang Shan	(resigned on 29 May 2007)	2/2
Mr. Lei Zhen Gang		3/3
Mr. Jiang Xin Hao	(appointed on 29 May 2007)	2/2
Mr. Tam Chun Fai	(appointed on 29 May 2007)	2/2
Mr. Lau Hon Chuen, Ambrose	(resigned on 3 March 2008)	2/2
Dr. Lee Tung Hai, Leo	(resigned on 3 March 2008)	2/2
Mr. Wang Xian Zhang	(resigned on 3 March 2008)	2/2
Mr. Wu Jiesi		2/2
Mr. Robert A. Theleen		2/2
Mr. Lam Hoi Ham*	(appointed on 3 March 2008)	0/0

* This Director was appointed in 2008 and accordingly was not entitled to attend any Board meeting during the year ended 31 December 2007.

BOARD OF DIRECTORS *(continued)*

Chairman and Chief Executive Officer

The chairman of the Company is Mr. Yi Xi Qun and the chief executive officer of the Company is Mr. Zhang Hong Hai. The Company has complied with code provision A.2.1 which stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

Non-executive Directors

The Non-executive Directors of the Company (all are Independent Non-executive Directors) are not appointed for specific terms, which deviates from the requirement of code provision A.4.1. However, in view of the fact that they are subject to retirement by rotation in accordance with the Company's Articles of Association, the Company considers that there are sufficient measures to ensure that the corporate governance standard of the Company is not less exacting than that of the code provisions.

REMUNERATION COMMITTEE

The Remuneration Committee was established in 2006 and the current members include:

Mr. Wu Jiesi – Committee Chairman
Mr. Lam Hoi Ham (appointed on 3 March 2008)
Mr. Liu Kai

The majority of the Remuneration Committee members are Independent Non-executive Directors. The Remuneration Committee advises the Board on the Company's overall policy and structure for the remuneration of Directors and senior management of the Company. The Remuneration Committee ensures that no director of the Company or any of his associate is involved in deciding his own remuneration. The Company has adopted the terms of reference of the Remuneration Committee in accordance with code provision B.1.3. A copy of the terms of reference is posted on the Company's website.

In determining the emolument payable to Directors, the Remuneration Committee takes into consideration factors such as salaries paid by comparable companies, time commitment and responsibilities of the Directors, and employment conditions elsewhere in the Group. The Remuneration Committee meets regularly to determine the policy for the remuneration of Directors and assess performance of Executive Directors and certain senior management of the Company. During the year, no Remuneration Committee meeting was held.

COMPENSATION POLICY

The objective of the compensation policy of the Company is to provide an equitable and competitive compensation package so as to attract and retain the best employees to serve corporate needs. The compensation package for each employee is structured to include: base salary which is fixed to commensurate with market rate and each individual's experience and ability; share options granted with reference to an individual employee's position, performance and ability to contribute to the overall corporate success (the granting of share options is subject to shareholders' mandates as required and all applicable laws and regulations of relevant jurisdictions); and other customary and/or mandatory benefits to employees, such as retirement fund scheme, insurance and paid holiday, with reference to prevailing practices in relevant jurisdictions.

AUDITORS' REMUNERATION

For the year ended 31 December 2007, the auditors of the Company only provided audit services to the Company.

AUDIT COMMITTEE

The current members of the Audit Committee are:

Mr. Lam Hoi Ham – Committee Chairman (appointed on 3 March 2008)
Mr. Wu Jiesi
Mr. Robert A. Theleen (appointed on 3 March 2008)

All Audit Committee members are Independent Non-executive Directors. The Board considers that each Audit Committee member has broad commercial experience and there is a suitable mix of expertise in business, accounting and financial management on the Audit Committee. The composition and members of the Audit Committee complies with the requirements under Rule 3.21 of the Listing Rules. The Company has adopted the written terms of reference which describe the authority and duties of the Audit Committee in accordance with code provision C.3.3. A copy of the terms of reference is posted on the Company's website.

The Audit Committee meets regularly to review the reporting of financial and other information to shareholders, the effectiveness and objectivity of the audit process. The Audit Committee also provides an important link between the Board and the Company's auditors in matters coming within the scope of its terms of reference and keeps under review the independence and objectivity of the auditors.

AUDIT COMMITTEE *(continued)*

The Audit Committee has reviewed with the management the accounting principles and practices adopted by the Group and discussed financial reporting matters including a review of the accounts for the year ended 31 December 2007. During the year ended 31 December 2007, two Audit Committee meetings were held and the individual attendance of each member is set out below:

Name of director	Number of meetings attended
Dr. Lee Tung Hai, Leo (resigned on 3 March 2008)	2/2
Mr. Wang Xian Zhang (resigned on 3 March 2008)	2/2
Mr. Wu Jiesi	2/2

DIRECTORS' AND AUDITORS' RESPONSIBILITY STATEMENTS

The Directors acknowledged responsibility for reviewing the accounts of the Company prepared by the Executive Board for the year ended 31 December 2007 and ensuring the accounts are prepared in accordance with the Hong Kong Financial Reporting Standards. A statement by the auditors about their reporting responsibilities is contained in the Auditors' Report.

The Board confirmed that it has taken the same view from that of the Audit Committee regarding the appointment of the external auditors.

INTERNAL CONTROL

During the year under review, the Board has conducted an annual review of the effectiveness of the system of internal control of the Group. The review has covered all material controls, including financial, operational and compliance controls and risk management functions.

INDEPENDENT AUDITORS' REPORT

ERNST & YOUNG

To the shareholders of Beijing Enterprises Holdings Limited
(Incorporated in Hong Kong with limited liability)

We have audited the financial statements of Beijing Enterprises Holdings Limited set out on pages 43 to 190, which comprise the consolidated and company balance sheets as at 31 December 2007, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITORS' RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. Our report is made solely to you, as a body, in accordance with Section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

AUDITORS' RESPONSIBILITY *(continued)*

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2007 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinances.

Ernst & Young
Certified Public Accountants
18th Floor
Two International Finance Centre
8 Finance Street, Central
Hong Kong
8 April 2008

CONSOLIDATED INCOME STATEMENT

Year ended 31 December 2007

	Notes	2007 HK$'000	2006 HK$'000
CONTINUING OPERATIONS:			
REVENUE	4	**11,299,856**	7,246,920
Cost of sales		**(8,156,745)**	(4,815,447)
Gross profit		**3,143,111**	2,431,473
Gains on deemed disposal of interests in subsidiaries	5	**-**	146,957
Other income and gains, net	4	**532,645**	294,430
Selling and distribution costs		**(888,992)**	(834,775)
Administrative expenses		**(891,415)**	(858,241)
Dilution losses on share reforms of subsidiaries	6	**-**	(485,827)
Other operating expenses, net		**(86,166)**	(231,440)
PROFIT FROM OPERATING ACTIVITIES	7	**1,809,183**	462,577
Finance costs	8	**(234,562)**	(103,711)
Share of profits and losses of:			
Jointly-controlled entities	22(a)	**178,243**	688
Associates	23(a)	**261,009**	64,644
PROFIT BEFORE TAX		**2,013,873**	424,198
TAX	11	**(290,970)**	(169,823)
PROFIT FOR THE YEAR FROM CONTINUING OPERATIONS		**1,722,903**	254,375
DISCONTINUED OPERATIONS:			
Profit for the year from discontinued operations	7, 12(a)	**80,827**	353,875
PROFIT FOR THE YEAR		**1,803,730**	608,250
ATTRIBUTABLE TO:			
Shareholders of the Company:			
Continuing operations		**1,357,553**	100,216
Discontinued operations	12(a)	**80,827**	238,452
	13	**1,438,380**	338,668
Minority interests		**365,350**	269,582
		1,803,730	608,250

CONSOLIDATED INCOME STATEMENT

Year ended 31 December 2007

	Notes	2007 HK$'000	2006 HK$'000
DIVIDENDS	14		
Interim		**227,706**	62,250
Proposed final		**455,576**	124,500
		683,282	186,750
EARNINGS PER SHARE ATTRIBUTABLE TO SHAREHOLDERS OF THE COMPANY	15		
Basic			
– For profit for the year		**HK$1.67**	HK$0.54
– For profit from continuing operations		**HK$1.58**	HK$0.16
Diluted			
– For profit for the year		**HK$1.67**	HK$0.54
– For profit from continuing operations		**HK$1.57**	HK$0.16

CONSOLIDATED BALANCE SHEET

31 December 2007

	Notes	2007 HK$'000	2006 HK$'000
ASSETS			
Non-current assets:			
Property, plant and equipment	*16*	**17,060,957**	7,681,882
Investment properties	*17*	**334,262**	272,904
Prepaid land premiums	*18*	**837,507**	302,757
Goodwill	*19*	**7,044,321**	44,177
Other intangible assets	*20*	**1,445,241**	1,450,584
Interests in jointly-controlled entities	*22*	**3,302,725**	1,921
Interests in associates	*23*	**881,268**	519,854
Available-for-sale investments	*24*	**290,424**	352,914
Prepayments, deposits and other receivables	*29*	**22,094**	130,008
Restricted cash and pledged deposits	*25*	**–**	2,200
Deferred tax assets	*40*	**161,227**	663
Total non-current assets		**31,380,026**	10,759,864
Current assets:			
Prepaid land premiums	*18*	**18,832**	8,086
Inventories	*26*	**2,342,259**	1,648,707
Amounts due from customers for contract work	*27*	**178**	–
Trade and bills receivables	*28*	**1,120,439**	458,313
Prepayments, deposits and other receivables	*29*	**1,538,517**	1,644,518
Financial assets at fair value through profit or loss	*31*	**39,250**	9,706
Taxes recoverable		**35,196**	27,258
Restricted cash and pledged deposits	*25*	**131,800**	59,305
Cash and cash equivalents	*32*	**8,072,484**	2,708,395
Total current assets		**13,298,955**	6,564,288
TOTAL ASSETS		**44,678,981**	17,324,152

CONSOLIDATED BALANCE SHEET

31 December 2007

	Notes	2007 HK$'000	2006 HK$'000
EQUITY AND LIABILITIES			
Equity attributable to shareholders of the Company:			
Issued capital	33	**113,894**	62,250
Reserves	35(a)	**26,178,009**	8,683,955
Proposed final dividends	14	**455,576**	124,500
		26,747,479	8,870,705
Minority interests		**4,689,457**	4,189,100
TOTAL EQUITY		**31,436,936**	13,059,805
Non-current liabilities:			
Bank and other borrowings	36	**3,282,325**	566,998
Convertible bonds	37	**–**	464
Defined benefits plans	38	**223,772**	–
Other long term liabilities	39	**136,690**	21,570
Deferred tax liabilities	40	**49,354**	20,512
Total non-current liabilities		**3,692,141**	609,544
Current liabilities:			
Trade and bills payables	41	**1,737,563**	733,615
Amounts due to customers for contract work	27	**20,468**	–
Other payables and accruals	42	**4,292,488**	1,036,140
Taxes payable	43	**858,110**	551,098
Bank and other borrowings	36	**2,641,275**	1,333,950
Total current liabilities		**9,549,904**	3,654,803
TOTAL LIABILITIES		**13,242,045**	4,264,347
TOTAL EQUITY AND LIABILITIES		**44,678,981**	17,324,152

Yi Xi Qun
Director

Zhang Hong Hai
Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended 31 December 2007

		Attributable to shareholders of the Company												
	Notes	Issued capital HK$'000	Share premium account HK$'000	Share option reserve HK$'000	Capital reserve HK$'000 (note 35(a) (iii))	Property revaluation reserve HK$'000	Investment revaluation reserve HK$'000	Exchange fluctuation reserve HK$'000	PRC reserve funds HK$'000 (note 35(a) (ii))	Retained profits HK$'000	Proposed final dividends HK$'000	Total HK$'000	Minority interests HK$'000	Total equity HK$'000
At 1 January 2006		62,250	4,839,497	-	(84,734)	12,332	-	163,885	712,257	2,612,954	124,500	8,442,941	4,064,052	12,506,993
Exchange realignment		-	-	-	-	-	-	317,580	-	-	-	317,580	180,561	498,141
Changes in fair value of available-for-sale investments		-	-	-	-	-	313,491	-	-	-	-	313,491	312,240	625,731
Deferred tax debited to equity		-	-	-	-	-	(103,452)	-	-	-	-	(103,452)	(103,039)	(206,491)
Total income and expense for the year recognised directly in equity		-	-	-	-	-	210,039	317,580	-	-	-	527,619	389,762	917,381
Profit for the year		-	-	-	-	-	-	-	-	338,668	-	338,668	269,582	608,250
Total income and expense for the year		-	-	-	-	-	210,039	317,580	-	338,668	-	866,287	659,344	1,525,631
Capital contribution from minority shareholders		-	-	-	3,327	-	-	-	-	-	-	3,327	890,846	894,173
Disposal of interests in subsidiaries		-	-	-	333,233	(1,371)	(210,039)	(61,651)	(44,857)	(287,005)	-	(271,690)	(1,151,289)	(1,422,979)
Deemed disposal of interests in subsidiaries		-	-	-	156,080	(2,853)	-	(822)	(28,957)	(127,596)	-	(4,148)	(142,809)	(146,957)
Deconsolidation of subsidiaries		-	-	-	(27)	-	-	(1,809)	(4,089)	5,925	-	-	(454,807)	(454,807)
Share reforms of subsidiaries	6	-	-	-	(200,323)	-	-	-	(47,853)	248,176	-	-	485,827	485,827
Share reform expenses		-	-	-	(3,451)	-	-	-	-	-	-	(3,451)	-	(3,451)
Equity-settled share option arrangements	34	-	-	21,279	-	-	-	-	-	-	-	21,279	-	21,279
Equity-settled share option arrangements by a subsidiary		-	-	-	2,910	-	-	-	-	-	-	2,910	2,304	5,214
Final 2005 dividend		-	-	-	-	-	-	-	-	-	(124,500)	(124,500)	-	(124,500)
Interim 2006 dividend	14	-	-	-	-	-	-	-	-	(62,250)	-	(62,250)	-	(62,250)
Proposed final 2006 dividend	14	-	-	-	-	-	-	-	-	(124,500)	124,500	-	-	-
Dividends paid to minority shareholders		-	-	-	-	-	-	-	-	-	-	-	(164,368)	(164,368)
Transfer to reserves		-	-	-	8,231	(515)	-	-	117,685	(125,401)	-	-	-	-
At 31 December 2006		62,250	4,839,497*	21,279*	215,246*	7,593*	-*	417,183*	704,186*	2,478,971*	124,500	8,870,705	4,189,100	13,059,805

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended 31 December 2007

	Notes	Attributable to shareholders of the Company												
		Issued capital HK$'000	Share premium account HK$'000	Share option reserve HK$'000	Capital reserve HK$'000 (note 35(a)(i))	Property revaluation reserve HK$'000	Investment revaluation reserve HK$'000	Exchange fluctuation reserve HK$'000	PRC reserve funds HK$'000 (note 35(a)(ii))	Retained profits HK$'000	Proposed final dividends HK$'000	Total HK$'000	Minority interests HK$'000	Total equity HK$'000
At 1 January 2007		62,250	4,839,497	21,279	215,246	7,593	-	417,183	704,186	2,478,971	124,500	8,870,705	4,189,100	13,059,805
Exchange realignment		-	-	-	-	-	-	870,323	-	-	-	870,323	302,713	1,173,036
Share issue expenses	33	-	(79,361)	-	-	-	-	-	-	-	-	(79,361)	-	(79,361)
Total income and expense for the year recognised directly in equity		-	(79,361)	-	-	-	-	870,323	-	-	-	790,962	302,713	1,093,675
Profit for the year		-	-	-	-	-	-	-	-	1,438,380	-	1,438,380	365,350	1,803,730
Total income and expense for the year		-	(79,361)	-	-	-	-	870,323	-	1,438,380	-	2,229,342	668,063	2,897,405
Acquisition of subsidiaries	44	-	-	-	-	-	-	-	-	-	-	-	9,432	9,432
Acquisition of minority interests		-	-	-	-	-	-	-	-	-	-	-	(4,185)	(4,185)
Deemed disposal of interest in an associate		-	-	-	61,019	(1,865)	-	(565)	(2,152)	(57,002)	-	(565)	-	(565)
Share of reserves of associates		-	-	-	137,102	6,604	-	(335)	(202)	(138,124)	-	5,045	-	5,045
Issue of shares	33	51,125	15,873,000	-	-	-	-	-	-	-	-	15,924,125	-	15,924,125
Equity-settled share option arrangements	34	-	-	4,271	-	-	-	-	-	-	-	4,271	-	4,271
Exercise of share options	33	519	88,574	(21,543)	-	-	-	-	-	-	-	67,550	-	67,550
Final 2006 dividend		-	-	-	-	-	-	-	-	(788)	(124,500)	(125,288)	-	(125,288)
Interim 2007 dividend	14	-	-	-	-	-	-	-	-	(227,706)	-	(227,706)	-	(227,706)
Proposed final 2007 dividends	14	-	-	-	-	-	-	-	-	(455,576)	455,576	-	-	-
Dividends paid to minority shareholders		-	-	-	-	-	-	-	-	-	-	-	(172,953)	(172,953)
Transfer to reserves		-	-	-	-	-	-	-	304,529	(304,529)	-	-	-	-
At 31 December 2007		**113,894**	**20,721,710***	**4,007***	**413,367***	**12,332***	**-***	**1,286,606***	**1,006,361***	**2,733,626***	**455,576**	**26,747,479**	**4,689,457**	**31,436,936**

* These reserve accounts comprise the consolidated reserves of HK$26,178,009,000 (2006: HK$8,683,955,000) in the consolidated balance sheet.

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 December 2007

	Notes	**2007** **HK$'000**	2006 HK$'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit before tax:			
From continuing operations		**2,013,873**	424,198
From discontinued operations	*12(a)*	**80,827**	701,851
Adjustments for:			
Finance costs	*8*	**234,562**	114,893
Fair value gain on investment properties, net	*4*	**(55,749)**	(4,580)
Share of profits and losses of jointly-controlled entities and associates		**(439,252)**	(58,672)
Depreciation	*7*	**893,799**	705,779
Amortisation of operating concessions	*7*	**111,912**	106,415
Amortisation of management information systems	*7*	**-**	2,000
Amortisation of licences	*7*	**-**	449
Amortisation of deferred development costs	*7*	**-**	670
Amortisation of computer software	*7*	**1,053**	-
Excess over the cost of acquisition of subsidiaries and minority interests	*4*	**(341)**	(889)
Impairment of items of property, plant and equipment	*7*	**-**	1,916
Impairment of goodwill	*7*	**-**	44,625
Impairment of available-for-sale investments carried at cost	*7*	**-**	90,770
Impairment of an amount due from an associate	*7*	**-**	5,500
Impairment of trade and bills receivables, net	*7*	**1,588**	15,838
Impairment/(reversal of impairment) of other receivables	*7*	**52,838**	94,226
Provision against inventories, net	*7*	**-**	3,459
Interest income	*4*	**(98,889)**	(82,177)
Investment income, unlisted	*4*	**(12,086)**	(1,436)
(Gain)/loss on disposal of items of property, plant and equipment, net	*7*	**21,333**	(111,341)
Gain on disposal of investment properties	*4*	**-**	(3,189)
Gain on disposal of interests in subsidiaries, net	*4*	**(80,827)**	(141,469)
Gains on deemed disposal of interests in subsidiaries		**-**	(146,957)
Dilution losses on share reforms of subsidiaries		**-**	485,827
(Gain)/loss on deemed disposal of an interest in an associate	*7*	**(61,370)**	499
Gain on disposal of available-for-sale investments carried at cost	*4*	**(111,230)**	(47,676)
Gain on disposal of financial assets at fair value through profit or loss, net	*4*	**(18,619)**	(2,563)
Fair value gain on financial assets at fair value through profit or loss, net	*4*	**(11,089)**	(8,919)
Employee share option benefits	*7, 9*	**4,271**	26,493
		2,526,604	2,215,540

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 December 2007

	Notes	2007 HK$'000	2006 HK$'000
CASH FLOWS FROM OPERATING ACTIVITIES (continued)			
Operating profit before working capital changes		**2,526,604**	2,215,540
Increase in prepaid land premiums		**(73,709)**	(22,986)
Decrease in properties under development		**-**	322,301
Increase in properties held for sale		**-**	(239,497)
Increase in inventories		**(523,186)**	(336,792)
Decrease/(increase) in amounts due from customers for contract work		**254**	(5,133)
Decrease in trade and bills receivables		**33,389**	76,322
Increase in prepayments, deposits and other receivables		**(575,434)**	(676,865)
Purchases of financial assets at fair value through profit or loss		**(62,687)**	(38,140)
Proceeds from disposal of financial assets at fair value through profit or loss		**62,851**	74,545
Decrease/(increase) in taxes recoverable		**(7,938)**	2,228
Increase in trade and bills payables		**183,244**	555,282
Increase in amounts due to customers for contract work		**5,090**	1,924
Increase in other payables and accruals		**613,870**	524,490
Increase in other taxes payable		**133,439**	29,791
Increase in other long term liabilities		**101,902**	7,147
Exchange adjustments		**403**	3,751
Cash generated from operations		**2,418,092**	2,493,908
Dividends received from jointly-controlled entities and associates		**26,111**	2,761
Hong Kong profits tax paid		**(612)**	(4,605)
Mainland China income tax paid		**(236,093)**	(236,538)
Overseas income tax paid		**-**	(1,490)
Net cash inflow from operating activities		**2,207,498**	2,254,036

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 December 2007

	Notes	2007 HK$'000	2006 HK$'000
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of items of property, plant and equipment	16	**(1,434,594)**	(1,520,316)
Proceeds from disposal of items of property, plant and equipment		**160,490**	248,384
Proceeds from disposal of investment properties		**-**	5,974
Purchases of other intangible assets	20	**(2,268)**	(1,639)
Share reform expenses		**-**	(3,451)
Acquisition of subsidiaries	44	**(2,009,581)**	(231,571)
Acquisition of minority interests		**(18,712)**	-
Disposal of subsidiaries	45(a)	**80,173**	(189,126)
Deconsolidation of subsidiaries	45(b)	**-**	(343,086)
Acquisition of and increase in investments in jointly-controlled entities and associate		**(23,454)**	(60,902)
Proceeds from disposal of interests in jointly-controlled entities and associates		**-**	1,462
Increase in amounts due from/to and loans to jointly-controlled entities and associates		**(38,076)**	(49,657)
Purchases of available-for-sale investments		**(20,000)**	(350,682)
Proceeds from disposal of available-for-sale investments		**18,538**	134,013
Decrease/(increase) in time deposits with maturity of more than three months when acquired		**(28,202)**	88,768
Increase in pledged deposits		**(39,033)**	(49,962)
Interest received		**87,053**	45,836
Investment income received		**12,086**	1,436
Net cash outflow from investing activities		**(3,255,580)**	(2,274,519)

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 December 2007

	Notes	2007 HK$'000	2006 HK$'000
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issue of new ordinary shares	33	**3,710,000**	–
Proceeds from exercise of share options	33	**67,550**	–
Share issue expenses	33	**(79,361)**	–
Capital contributions by minority shareholders		**–**	336,073
Redemption of convertible bonds	37	**(143)**	–
New loans		**5,424,730**	3,038,791
Repayment of loans		**(2,258,796)**	(3,710,875)
Interest paid	8	**(193,291)**	(108,892)
Dividends paid		**(352,994)**	(186,750)
Dividends paid to minority shareholders		**(172,953)**	(164,368)
Net cash inflow/(outflow) from financing activities		**6,144,742**	(796,021)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		**5,096,660**	(816,504)
Cash and cash equivalents at beginning of year		**2,706,682**	3,417,574
Effect of foreign exchange rate changes, net		**239,227**	105,612
CASH AND CASH EQUIVALENTS AT END OF YEAR		**8,042,569**	2,706,682
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Cash and bank balances	32	**4,536,911**	2,597,596
Cash equivalents	32	**89,834**	50,225
Time deposits	32	**3,577,539**	122,079
		8,204,284	2,769,900
Less: Pledged deposits	32	**(131,800)**	(61,505)
Time deposits with maturity of more than three months when acquired		**(29,915)**	(1,713)
		8,042,569	2,706,682

BALANCE SHEET

31 December 2007

	Notes	2007 HK$'000	2006 HK$'000
ASSETS			
Non-current assets:			
Property, plant and equipment	16	**21,461**	40,153
Investment properties	17	**159,650**	134,000
Interests in subsidiaries	21	**20,528,563**	4,838,397
Interests in jointly-controlled entities	22	**46,808**	338
Interests in associates	23	**50,314**	46,168
Available-for-sale investments	24	**132,497**	132,747
Prepayments, deposits and other receivables	29	**-**	67,558
Total non-current assets		**20,939,293**	5,259,361
Current assets:			
Trade and bills receivables	28	**5,565**	2,982
Prepayments, deposits and other receivables	29	**56,776**	443,451
Financial assets at fair value through profit or loss	31	**39,250**	9,706
Cash and cash equivalents	32	**3,557,536**	152,632
Total current assets		**3,659,127**	608,771
TOTAL ASSETS		**24,598,420**	5,868,132
EQUITY AND LIABILITIES			
Equity:			
Issued capital	33	**113,894**	62,250
Reserves	35(b)	**21,236,985**	5,355,941
Proposed final dividends	14	**455,576**	124,500
TOTAL EQUITY		**21,806,455**	5,542,691
Non-current liabilities:			
Bank and other borrowings	36	**2,093,873**	–
Current liabilities:			
Bank and other borrowings	36	**-**	243,600
Other payables and accruals	42	**688,411**	73,569
Taxes payable	43	**9,681**	8,272
Total current liabilities		**698,092**	325,441
TOTAL LIABILITIES		**2,791,965**	325,441
TOTAL EQUITY AND LIABILITIES		**24,598,420**	5,868,132

Yi Xi Qun
Director

Zhang Hong Hai
Director

1. CORPORATE INFORMATION

Beijing Enterprises Holdings Limited (the "Company") is a limited liability company incorporated in Hong Kong.

During the year, the Company and its subsidiaries (collectively the "Group") were involved in the following principal activities:

- the distribution and sale of piped natural gas, the provision of gas technology consultation and development services, surveying and plotting of underground construction projects, the construction and installation of gas pipelines and related equipment and the provision of repair and maintenance services in Beijing, the People's Republic of China (the "PRC").

- production, distribution and sale of consumer products, including beer and wine in Beijing and other provinces in the PRC.

- investment in transportation infrastructure, including the Capital Airport Expressway, which connects the Capital Airport and the city centre of Beijing, and the Shenzhen Shiguan Road and Bridge, which is located in Shenzhen Municipality, the PRC.

- operation of water purification and treatment plants in Beijing and another city in the PRC.

As at 31 December 2007 and the date of approval of these financial statements, the immediate holding company of the Company is Beijing Enterprises Group (BVI) Company Limited ("BE Group BVI"), which is incorporated in the British Virgin Islands, and in the opinion of the directors, the ultimate holding company is 北京控股集團有限公司 (Beijing Enterprises Group Company Limited) ("Beijing Enterprises Group"), which is a state-owned enterprise established in the PRC and is wholly owned by The State-owned Assets Supervision and Administration Commission of the People's Government of Beijing Municipality (the "Beijing Municipal Government").

2.1 BASIS OF PREPARATION

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") (which include all Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for investment properties and certain financial assets which have been measured at fair value. These financial statements are presented in Hong Kong dollars ("HK$") and all values are rounded to the nearest thousand except when otherwise indicated.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2007. Adjustments are made to bring into line any dissimilar accounting policies that may exist. The results of subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The acquisition of subsidiaries during the year has been accounted for using the purchase method of accounting. This method involves allocating the cost of the business combinations to the fair value of the identifiable assets acquired, and liabilities and contingent liabilities assumed at the date of acquisition. The cost of the acquisition is measured at the aggregate of the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Minority interests represent the interests of outside shareholders not held by the Group in the results and net assets of the Company's subsidiaries. For the acquisition of minority interests, the difference between the consideration and the book value of the share of the net assets acquired is recognised as goodwill or in the income statement as an excess over cost of acquisition, where appropriate.

2.2 IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS

The Group has adopted the following new and revised HKFRSs for the first time for the current year's financial statements. Except for in certain cases, giving rise to new and revised accounting policies and additional disclosures, the adoption of these new and revised standards and interpretations has had no material effect on these financial statements.

HKFRS 7	*Financial Instruments: Disclosures*
HKAS 1 Amendment	*Presentation of Financial Statements – Capital Disclosures*
HK(IFRIC)-Int 8	*Scope of HKFRS 2*
HK(IFRIC)-Int 9	*Reassessment of Embedded Derivatives*
HK(IFRIC)-Int 10	*Interim Financial Reporting and Impairment*

The principal effects of adopting these new and revised HKFRSs are as follows:

(a) HKFRS 7 *Financial Instruments: Disclosures*

This standard requires disclosures that enable users of the financial statements to evaluate the significance of the Group's financial instruments and the nature and extent of risks arising from those financial instruments. The new disclosures are included throughout the financial statements. While there has been no effect on the financial position or results of operations of the Group, comparative information has been included/revised where appropriate.

(b) Amendment to HKAS 1 *Presentation of Financial Statements – Capital Disclosures*

This amendment requires the Group to make disclosures that enable users of the financial statements to evaluate the Group's objectives, policies and processes for managing capital. These new disclosures are shown in note 47 to the financial statements.

2.2 IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS *(continued)*

(c) HK(IFRIC)-Int 8 *Scope of HKFRS 2*

This interpretation requires HKFRS 2 to be applied to any arrangement in which the Group cannot identify specifically some or all of the goods or services received, for which equity instruments are granted or liabilities (based on a value of the Group's equity instruments) are incurred by the Group for a consideration, and which appears to be less than the fair value of the equity instruments granted or liabilities incurred. As the Company has only issued equity instruments to the Company's directors and employees of the Group in accordance with the Company's share option scheme, the interpretation has had no effect on these financial statements.

(d) HK(IFRIC)-Int 9 *Reassessment of Embedded Derivatives*

This interpretation requires that the date to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative is the date that the Group first becomes a party to the contract, with reassessment only if there is a change to the contract that significantly modifies the cash flows. As the Group has no embedded derivative, the interpretation has had no effect on these financial statements.

(e) HK(IFRIC)-Int 10 *Interim Financial Reporting and Impairment*

The Group has adopted this interpretation as of 1 January 2007, which requires that an impairment loss recognised in a previous interim period in respect of goodwill or an investment in either an equity instrument classified as available-for-sale or a financial asset carried at cost is not subsequently reversed. As the Group did not reverse any impairment loss in respect of such asset subsequently after previous interim period, the interpretation has had no impact on the financial position or results of operations of the Group.

2.3 IMPACT OF ISSUED BUT NOT YET EFFECTIVE HONG KONG FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and revised HKFRSs, that have been issued but are not yet effective, in these financial statements.

Amendment to HKFRS 2	*Share-based Payment – Vesting Conditions and Cancellations* [1]
HKFRS 3 (Revised)	*Business Combinations* [2]
HKFRS 8	*Operating Segments* [1]
HKAS 1 (Revised)	*Presentation of Financial Statements* [1]
HKAS 23 (Revised)	*Borrowing Costs* [1]
HKAS 27 (Revised)	*Consolidated and Separate Financial Statements* [2]
HK(IFRIC)-Int 11	*HKFRS 2 – Group and Treasury Share Transactions* [3]
HK(IFRIC)-Int 12	*Service Concession Arrangements* [5]
HK(IFRIC)-Int 13	*Customer Loyalty Programmes* [4]
HK(IFRIC)-Int 14	*HKAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction* [5]

[1] *Effective for annual periods beginning on or after 1 January 2009*
[2] *Effective for annual periods beginning on or after 1 July 2009*
[3] *Effective for annual periods beginning on or after 1 March 2007*
[4] *Effective for annual periods beginning on or after 1 July 2008*
[5] *Effective for annual periods beginning on or after 1 January 2008*

HKAS 2 has been revised to restrict the definition of "vesting condition" to a condition that includes an explicit or implicit requirement to provide services. Any other conditions are non-vesting conditions, which have to be taken into account to determine the fair value of the equity instruments granted. In the case that the award does not vest as the result of a failure to meet a non-vesting condition that is within the control of either the entity or the counterparty, this must be accounted for as a cancellation. The Group has not entered into share-based payment schemes with non-vesting conditions attached and, therefore, does not expect significant implications on its accounting for share-based payments.

HKFRS 3 (Revised) has been revised to introduce a number of changes in the accounting for business combinations that will impact the amount of goodwill recognised, the reported results in the period that an acquisition occurs, and future reported results. HKAS 27 (Revised) requires that a change in the ownership interest of a subsidiary is accounted for as an equity transaction. Therefore, such a change will have no impact on goodwill, nor will it give raise to a gain or loss. Furthermore, the amended standard changes the accounting for losses incurred by the subsidiary as well as the loss of control of a subsidiary. The changes introduced by HKFRS 3 (Revised) and HKAS 27 (Revised) must be applied prospectively and will affect future acquisitions and transactions with minority interests.

2.3 IMPACT OF ISSUED BUT NOT YET EFFECTIVE HONG KONG FINANCIAL REPORTING STANDARDS *(continued)*

HKAS 1 (Revised) affects certain disclosures of the financial statements. The standard separates owner and non-owner changes in equity. The statement of changes in equity will include only details of transactions with owners, with all non-owner changes in equity presented as a single line. In addition, the standard introduces the statement of comprehensive income: it presents all items of income and expense recognised in profit or loss, together with all other items of recognised income and expense, either in one single statement, or in two linked statements. The Group is still evaluating whether it will have one or two statements.

HKFRS 8, which will replace HKAS 14 *Segment Reporting*, specifies how an entity should report information about its operating segments, based on information about the components of the entity that is available to the chief operating decision maker for the purposes of allocating resources to the segments and assessing their performance. The standard also requires the disclosure of information about the products and services provided by the segments, the geographical areas in which the Group operates, and revenue from the Group's major customers. The Group expects to adopt HKFRS 8 from 1 January 2009.

HKAS 23 has been revised to require capitalisation of borrowing costs when such costs are directly attributable to the acquisition, construction or production of a qualifying asset. As the Group's current policy for borrowing costs aligns with the requirements of the revised standard, the revised standard is unlikely to have any financial impact on the Group.

HK(IFRIC)-Int 11 requires arrangements whereby an employee is granted rights to the Group's equity instrument, to be accounted for as an equity-settled scheme, even if the Group acquires the instruments from another party, or the shareholders provide the equity instruments needed. HK(IFRIC)-Int 11 also addresses the accounting for share-based payment transactions involving two or more entities within the Group. As the Group currently has no such transactions, the interpretation is unlikely to have any financial impact on the Group.

2.3 IMPACT OF ISSUED BUT NOT YET EFFECTIVE HONG KONG FINANCIAL REPORTING STANDARDS *(continued)*

HK(IFRIC)-Int 12 requires an operator under public-to-private service concession arrangements to recognise the consideration received or receivable in exchange for the construction services as a financial asset and/or an intangible asset, based on the terms of the contractual arrangements. HK (IFRIC)-Int 12 also addresses how an operator shall apply existing HKFRSs to account for the obligations and the rights arising from service concession arrangements by which a government or a public sector entity grants a contract for the construction of infrastructure used to provide public services and/or for the supply of public services. The Group is in the process of making an assessment of the impact of HK(IFRIC)-Int 12. So far, the Group has concluded that the adoption of HK(IRFIC)-Int 12 will result in changes in accounting policies for the Group's expressway and related structures, and two operating concessions of the Group as referred to in notes 20(i) and (ii) to the financial statements in respect of certain of the Group's operations under public-to-private service concession arrangements. However, the Group is not yet in position to state the financial impact on the Group's results of operations and financial position.

HK(IFRIC)-Int 13 requires that loyalty award credits granted to customers as part of a sales transaction are accounted for as a separate component of the sales transaction. The consideration received in the sales transaction is allocated between the loyalty award credits and the other components of the sale. The amount allocated to the loyalty award credits is determined by reference to their fair value and is deferred until the awards are redeemed or the liability is otherwise extinguished.

HK(IFRIC)-Int 14 addresses how to assess the limit under HKAS 19 *Employee Benefits*, on the amount of a refund or a reduction in future contributions in relation to a defined benefit scheme that can be recognised as an asset, in particular, when a minimum funding requirement exists.

As the Group currently has no customer loyalty award credits and defined benefit asset, HK(IFRIC)-Int 13 and HK(IFRIC)-Int 14 are not applicable to the Group and therefore are unlikely to have any financial impact on the Group.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Subsidiaries

A subsidiary is an entity in which the Company, directly or indirectly, controls more than half of its voting power or issued share capital or controls the composition of its board of directors; or over which the Company has a contractual right to exercise a dominant influence with respect to that entity's financial and operating policies.

The results of subsidiaries are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in subsidiaries are stated at cost less any accumulated impairment losses.

Joint ventures

A joint venture is an entity set up by contractual arrangement, whereby the Group and other parties undertake an economic activity. The joint venture operates as a separate entity in which the Group and the other parties have an interest.

The joint venture agreement between the venturers stipulates the capital contributions of the joint venture parties, the duration of the joint venture entity and the basis on which the assets are to be realised upon its dissolution. The profits and losses from the joint venture's operations and any distributions of surplus assets are shared by the venturers, either in proportion to their respective capital contributions, or in accordance with the terms of the joint venture agreement.

A joint venture is treated as:

(a) a subsidiary, if the Group/Company, directly or indirectly, controls more than half of its voting power or issued share capital or controls the composition of its board of directors; or over which the Group/Company has a contractual right to exercise a dominant influence with respect to the joint venture's financial and operating policies;

(b) a jointly-controlled entity, if the Group/Company does not have unilateral control, but has joint control, directly or indirectly, over the joint venture;

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Joint ventures *(continued)*

(c) an associate, if the Group/Company does not have unilateral or joint control, but holds, directly or indirectly, generally not less than 20% of the joint venture's registered capital and is in a position to exercise significant influence over the joint venture; or

(d) an equity investment accounted for in accordance with HKAS 39 *Financial Instruments: Recognition and Measurement*, if the Group/Company holds, directly or indirectly, less than 20% of the joint venture's registered capital and has neither joint control of, nor is in a position to exercise significant influence over, the joint venture.

Jointly-controlled entities

A jointly-controlled entity is a joint venture that is subject to joint control, resulting in none of the participating parties having unilateral control over the economic activity of the jointly-controlled entity.

The Group's interests in jointly-controlled entities are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any accumulated impairment losses. The Group's share of the post-acquisition results and reserves of jointly-controlled entities is included in the consolidated income statement and consolidated reserves, respectively. Where the profit sharing ratio is different to the Group's equity interest, the share of post-acquisition results of the jointly-controlled entities is determined based on the agreed profit sharing ratio. Unrealised gains and losses resulting from transactions between the Group and its jointly-controlled entities are eliminated to the extent of the Group's interests in the jointly-controlled entities, except where unrealised losses provide evidence of an impairment of the asset transferred. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

The results of jointly-controlled entities are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in jointly-controlled entities are treated as non-current assets and are stated at cost less any accumulated impairment losses.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Associates

An associate is an entity, not being a subsidiary or a jointly-controlled entity, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

The Group's interests in associates are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any accumulated impairment losses. The Group's share of the post-acquisition results and reserves of associates is included in the consolidated income statement and consolidated reserves, respectively. Unrealised gains and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group's interests in the associates, except where unrealised losses provide evidence of an impairment of the asset transferred. Goodwill arising on the acquisition of associates, which was not previously eliminated against the consolidated capital reserve, is included as part of the Group's interests in associates. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

The results of associates are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in associates are treated as non-current assets and are stated at cost less any accumulated impairment losses.

Related parties

A party is considered to be related to the Group if:

(a) the party, directly or indirectly through one or more intermediaries, (i) controls, is controlled by, or is under common control with, the Group; (ii) has an interest in the Group that gives it significant influence over the Group; or (iii) has joint control over the Group;

(b) the party is a jointly-controlled entity;

(c) the party is an associate;

(d) the party is a member of the key management personnel of the Group or its parent;

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Related parties *(continued)*

(e) the party is a close member of the family of any individual referred to in (a) or (d);

(f) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) or (e); or

(g) the party is a post-employment benefit plan for the benefit of the employees of the Group, or of any entity that is a related party of the Group.

Goodwill

Goodwill arising on the acquisition of subsidiaries, jointly-controlled entities and associates represents the excess of the cost of the business combination over the Group's interest in the net fair value of the acquirees' identifiable assets acquired, and liabilities and contingent liabilities assumed as at the date of acquisition.

Goodwill on acquisitions for which the agreement date is on or after 1 January 2004

Goodwill arising on acquisition is recognised in the consolidated balance sheet as an asset, initially measured at cost and subsequently at cost less any accumulated impairment losses. In the case of jointly-controlled entities and associates, goodwill is included in the carrying amount thereof, rather than as a separately identified asset on the consolidated balance sheet.

The carrying amount of goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Group performs its annual impairment testing for goodwill as at 31 December. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Goodwill *(continued)*

Goodwill on acquisitions for which the agreement date is on or after 1 January 2004 *(continued)*

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised. An impairment loss recognised for goodwill is not reversed in a subsequent period.

Where goodwill forms part of a cash-generating unit (group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Goodwill previously eliminated against the consolidated capital reserve

Prior to the adoption of the HKICPA's Statement of Standard Accounting Practice 30 "Business Combinations" ("SSAP 30") in 2001, goodwill arising on acquisition was eliminated against the consolidated capital reserve in the year of acquisition. On the adoption of HKFRS 3, such goodwill remains eliminated against the consolidated capital reserve and is not recognised in the consolidated income statement when all or part of the business to which the goodwill relates is disposed of or when a cash-generating unit to which the goodwill relates becomes impaired.

Excess over the cost of business combinations

Any excess of the Group's interest in the net fair value of the acquirees' identifiable assets, liabilities and contingent liabilities over the cost of acquisition of subsidiaries, jointly-controlled entities and associates, after reassessment, is recognised immediately in the consolidated income statement.

The excess for jointly-controlled entities and associates is included in the Group's share of the jointly-controlled entities' and associates' profits or losses in the period in which the investments are acquired.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Impairment of non-financial assets other than goodwill

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than investment properties, goodwill, deferred tax assets, financial assets, inventories and amount due from customers for contract work), the asset's recoverable amount is estimated. An asset's recoverable amount is the higher of the asset's or cash-generating unit's value in use and its fair value less costs to sell, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the income statement in the period in which it arises.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss of a non-financial asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation) had no impairment loss been recognised for the asset in prior years. A reversal of such impairment loss is credited to the income statement in the period in which it arises.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Property, plant and equipment and depreciation

Property, plant and equipment, other than construction in progress, are stated at cost less accumulated depreciation and any accumulated impairment losses.

The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment, and where the cost of the item can be measured reliably, the expenditure is capitalised as an additional cost of that asset or as a replacement.

Depreciation of the expressway and related structures is calculated on the unit of usage basis whereby the annual depreciation amount is determined based on the actual traffic volume for the year to the projected total traffic volume of the expressway over the remaining unexpired lease terms.

Depreciation of other property, plant and equipment is calculated on the straight-line basis to write off the cost of each item of property, plant and equipment to its estimated residual value over its estimated useful life. The estimated useful lives of different categories of property, plant and equipment are as follows:

Buildings	10 to 50 years
Leasehold improvements	Over the lease terms or 5 to 10 years, whichever is shorter
Gas pipelines	25 years
Gas metres	8 years
Other plant and machinery	5 to 20 years
Furniture, fixtures and office equipment	5 to 12 years
Motor vehicles	5 to 15 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Property, plant and equipment and depreciation *(continued)*

Residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each balance sheet date.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in the income statement in the period the asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Construction in progress represents gas pipelines, buildings, structures, plant and machinery and other property, plant and equipment under construction or installation, construction materials which include materials for construction projects, equipment that needs to be installed and prepayments for large-scale equipment. Construction in progress is stated at cost less any accumulated impairment losses, and is not depreciated. Cost comprises direct costs of construction, installation and testing as well as capitalised borrowing costs on related borrowed funds during the period of construction or installation. Construction in progress is reclassified to the appropriate category of property, plant and equipment or investment properties when completed and ready for use.

Investment properties

Investment properties are interests in land and buildings (including the leasehold interest under an operating lease for a property which would otherwise meet the definition of an investment property) held to earn rental income and/or for capital appreciation, rather than for use in the production or supply of goods or services or for administrative purposes; or for sale in the ordinary course of business. Such properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are stated at fair value, which reflects market conditions at the balance sheet date.

Gains or losses arising from changes in the fair values of investment properties are included in the income statement in the period in which they arise.

Any gains or losses on the retirement or disposal of an investment property are recognised in the income statement in the period of the retirement or disposal.

NOTES TO FINANCIAL STATEMENTS

31 December 2007

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Investment properties *(continued)*

When a property occupied by the Group as an owner-occupied property becomes an investment property, any difference between the carrying amount and the fair value of the property at the date of change in use is accounted for as follows:

(a) any resulting decrease in the carrying amount of the property is recognised in the income statement in the period the change in use takes place.

(b) any resulting increase in the carrying amount is credited to the income statement, to the extent that the increase reverses a previous impairment loss for that property, or restores the carrying amount of the property to an amount that would have been determined (net of any depreciation) had no impairment loss been recognised for the property in prior years; and any remaining part of the increase in the carrying amount is credited directly to equity in the property revaluation reserve. On subsequent disposal of the property, the relevant portion of the property revaluation reserve realised is transferred to retained profits as a movement in reserves.

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessor, assets leased by the Group under operating leases are included in non-current assets, and rentals receivable under the operating leases are credited to the income statement on the straight-line basis over the lease terms. Where the Group is the lessee, rentals payable under the operating leases, net of any incentives received from the lessor, are charged to the income statement on the straight-line basis over the lease terms.

Prepaid land premiums under operating leases are initially stated at cost and subsequently amortised on the straight-line basis over the lease terms. When the lease payments cannot be allocated reliably between the land and buildings elements, the entire lease payments are included in the cost of the buildings as a finance lease in property, plant and equipment.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Intangible assets (other than goodwill)

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least at each balance sheet date.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such intangible assets are not amortised. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is accounted for on a prospective basis.

An intangible asset is derecognised on disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in the income statement in the period the intangible asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant intangible asset.

Operating concessions

Operating concessions represent the rights to operate a water treatment plant and a toll road, and to sell entrance tickets in a scenic area, and are stated at cost less accumulated amortisation and any accumulated impairment losses. Amortisation is provided on the straight-line basis over the respective periods of the operating concessions granted to the Group of 20 to 40 years.

Management information systems

Management information systems are stated at cost less accumulated amortisation and any accumulated impairment losses. Amortisation is provided on the straight-line basis over their estimated useful lives of 10 years.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Intangible assets (other than goodwill) *(continued)*

Licences

Licences are stated at cost less accumulated amortisation and any accumulated impairment losses. Amortisation is provided on the straight-line basis over their estimated useful lives of 5 to 10 years.

Research and development costs

All research costs are charged to the income statement as incurred.

Expenditure incurred on projects to develop new products is capitalised and deferred only when the Group can demonstrate the technical feasibility of completing the intangible asset arising from the projects so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the project and the ability to measure reliably the expenditure during the development. Product development expenditure which does not meet these criteria is expensed when incurred.

Deferred development costs are stated at cost less accumulated amortisation and any accumulated impairment losses. Amortisation is provided on the straight-line basis over the commercial lives of the underlying products, subject to a maximum of 20 years, commencing from the date when the products are put into commercial production.

Computer software

Computer software are stated at cost less accumulated amortisation and any accumulated impairment losses. Amortisation is provided on the straight-line basis over their estimated useful lives of 2 to 10 years.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Investments and other financial assets

Financial assets in the scope of HKAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables and available-for-sale investments, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at the balance sheet date.

All regular way purchases and sales of financial assets are recognised on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. Financial assets are classified as held for trading if they are acquired for the purpose of sale in the near term. Gains or losses on investments held for trading are recognised in the income statement. The net fair value gain or loss recognised in the income statement does not include any dividends on these financial assets, which are recognised in accordance with the policy set out for "Revenue recognition" below.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are subsequently carried at amortised cost using the effective interest method less any allowance for impairment. Amortised cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognised in the income statement when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Investments and other financial assets *(continued)*

Available-for-sale investments

Available-for-sale investments are non-derivative financial assets in listed and unlisted equity securities that are designated as available for sale or are not classified in any of the other two categories. After initial recognition, available-for-sale investments are measured at fair value, with gains or losses recognised as movements in the investment revaluation reserve, until the investment is derecognised or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in the investment revaluation reserve is included in the income statement. Interest and dividends earned are reported as interest income and investment income, respectively, and are recognised in the income statement as "Other income" in accordance with the policies set out for "Revenue recognition" below. Losses arising from the impairment of such investments are recognised in the income statement as "Impairment of available-for-sale investments" and are transferred from the investment revaluation reserve.

When the fair value of unlisted equity securities cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such securities are stated at cost less any accumulated impairment losses.

Fair value

The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business at the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument which is substantially the same; a discounted cash flow analysis; and option pricing models.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Impairment of financial assets

The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or a group of financial assets is impaired.

Assets carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognised in the income statement. Loans and receivables together with any associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realised or has been transferred to the Group.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognised in the income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

In relation to trade and bills receivables and other receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor and significant changes in the technological, market economic or legal environment that have an adverse effect on the debtor) that the Group will not be able to collect all of the amounts due. The carrying amount of the receivables is reduced through the use of an allowance account. Impaired debts are derecognised when they are assessed as uncollectible.

Available-for-sale investments carried at cost

If there is objective evidence that an impairment loss has been incurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Impairment losses on these assets are recognised in the income statement and are not reversed.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Impairment of financial assets *(continued)*

Available-for-sale investments carried at fair value

If an available-for-sale investment is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in the income statement, is transferred from the investment revaluation reserve to the income statement. A provision for impairment is made for available-for-sale equity investments when there has been a significant or prolonged decline in the fair value below its cost or where other objective evidence of impairment exists. The determination of what is "significant" or "prolonged" requires judgement. The Group generally refers to 5% or more as significant and regards a period of greater than three months as prolonged. In addition, the Group evaluates other factors, such as the share price volatility. Impairment losses on equity instruments classified as available for sale are not reversed through the income statement.

Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised where:

- the rights to receive cash flows from the asset have expired;
- the Group retains the rights to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a "pass-through" arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Derecognition of financial assets *(continued)*

Where continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of the Group's continuing involvement is the amount of the transferred asset that the Group may repurchase, except in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, where the extent of the Group's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities at amortised cost

Financial liabilities including trade and bills payables, amounts due to customers for contract work, other payables and accruals, bank and other borrowings and other long term liabilities are initially stated at fair value less directly attributable transaction costs and are subsequently measured at amortised cost, using the effective interest method unless the effect of discounting would be immaterial, in which case they are stated at cost. The related interest expense is recognised within "Finance costs" in the income statement.

Gains and losses are recognised in the income statement when the liabilities are derecognised as well as through the amortisation process.

Financial guarantee contracts

Financial guarantee contracts in the scope of HKAS 39 are accounted for as financial liabilities. A financial guarantee contract is recognised initially at its fair value less transaction costs that are directly attributable to the acquisition or issue of the financial guarantee contract, except when such contract is recognised at fair value through profit or loss. Subsequent to initial recognition, the Group measures the financial guarantee contract at the higher of: (i) the amount determined in accordance with HKAS 37 *Provisions, Contingent Liabilities and Contingent Assets* and (ii) the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with HKAS 18 *Revenue*.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Convertible bonds

The component of convertible bonds that exhibits characteristics of a liability is recognised as a liability in the balance sheet, net of transaction costs. On issuance of convertible bonds, the fair value of the liability component is determined using a market rate for an equivalent non-convertible bond; and this amount is carried as a non-current liability on the amortised cost basis until extinguished on conversion or redemption. The remainder of the proceeds is allocated to the conversion option that is recognised and included in shareholders' equity, net of transaction costs. The carrying amount of the conversion option is not remeasured in subsequent years.

Transaction costs are apportioned between the liability and equity components of the convertible bonds based on the allocation of proceeds to the liability and equity components when the instruments are first recognised.

Derecognition of financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in income statement.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on the first-in, first-out basis or weighted average basis, and in the case of work in progress and finished goods, comprises direct materials, direct labour and an appropriate proportion of overheads. Net realisable value is based on the estimated selling prices less any estimated costs to be incurred to completion and disposal.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Construction contracts

Contract revenue comprises the agreed contract amount and appropriate amounts from variation orders, claims and incentive payments. Contract costs incurred comprise direct materials, the costs of subcontracting, direct labour and an appropriate proportion of variable and fixed construction overheads.

Revenue from fixed price construction contracts is recognised on the percentage of completion method, measured by reference to the proportion of costs incurred to date to the estimated total cost of the relevant contract.

Revenue from cost plus construction contracts is recognised on the percentage of completion method, by reference to the recoverable costs incurred during the period plus the related fee earned, measured by the proportion of costs incurred to date to the estimate total cost of the relevant contract.

Provision is made for foreseeable losses as soon as they are anticipated by management.

Where contract costs incurred to date plus recognised profits less recognised losses exceed progress billings, the surplus is treated as an amount due from customers for contract work.

Where progress billings exceed contract costs incurred to date plus recognised profits less recognised losses, the surplus is treated as an amount due to customers for contract work.

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments that are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the balance sheets, cash and cash equivalents comprise cash on hand and at banks, including term deposits, and assets similar in nature to cash, which are not restricted as to use.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in "Finance costs" in the income statement.

Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the income statement, or in equity if it relates to items that are recognised in the same or a different period directly in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

- where the deferred tax liability arises from goodwill or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries and associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Income tax *(continued)*

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilised, except:

- where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries and associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are reassessed at each balance sheet date and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Government grants

Government grants are recognised at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments or is deducted from the carrying amount of the asset and released to the income statement by way of a reduced depreciation/amortisation charge.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a) from the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

(b) toll revenue, on an accrual basis;

(c) from construction contracts, on the percentage-of-completion basis, as further explained in the accounting policy for "Construction contracts" above;

(d) from the rendering of services, when the services have been rendered;

(e) rental income, on a time proportion basis over the lease terms;

(f) from the sale of properties, upon execution of the sale agreements;

(g) interest income, on an accrual basis using the effective interest method by applying the rate that discounts the estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset;

(h) from the trading of listed or unlisted investments, on the trade dates; and

(i) other investment income, when the right to receive payment has been established.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Share-based payment transactions

The Company operates a share option scheme for the granting of non-transferable options, for the purpose of providing incentives and rewards, to eligible participants who contribute to the success of the operations of the Group. Employees (including directors) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments ("equity-settled transactions").

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value of share options granted by the Company is determined by external valuers using the binominal lattice model, further details of which are given in note 34 to the financial statements. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Company, if applicable.

The cost of equity-settled transactions is recognised in the income statement, together with a corresponding increase in the share option reserve, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the "vesting date"). The cumulative expense recognised for equity-settled transactions at each balance sheet date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the income statement for a period represents the movement in the cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Share-based payment transactions *(continued)*

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and is designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect of outstanding options, if any, is reflected as additional share dilution in the computation of earnings per share.

Upon the exercise of share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company in the share premium accounts. Options which are cancelled prior to their exercise date or lapse are deleted from the register of outstanding options.

At the time when the share options are exercised, the amount previously recognised in the share option reserve will be transferred to share premium. When the share options are forfeited after the vesting date or are still not exercised at the expiry date, the amount previously recognised in the share option reserve will be transferred to retained profits.

Other employee benefits

Pension schemes

The Group has joined a number of defined contribution pension schemes organised by certain PRC provincial or municipal governments for certain of its employees, the assets of which are held separately from those of the Group. Contributions made are based on a percentage of the eligible employees' salaries and are charged to the income statement as they become payable, in accordance with the rules of the pension schemes. The employer contributions vest fully once made.

For those employees that have not yet joined a pension scheme, the Group has accrued for the estimated future pension costs based on a percentage of their salaries. The related assets for the purpose of discharging such liabilities are not separately held from those of the Group.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Other employee benefits *(continued)*

Pension schemes *(continued)*

The Group also operates a defined contribution Mandatory Provident Fund retirement benefits scheme in Hong Kong (the "MPF Scheme") under the Mandatory Provident Fund Schemes Ordinance, for those employees who are eligible to participate in the MPF Scheme. Contributions are made based on a percentage of the employees' basic salaries and are charged to the income statement as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group's employer contributions vest fully with the employees when contributed into the MPF Scheme.

Other retirement benefits

Certain employees of the Group can enjoy other retirement benefits after retirement such as supplementary medical reimbursement, allowance and beneficiary benefits pursuant to certain defined benefits plans of the Group. These benefits are unfunded. The costs of providing benefits under these defined benefits plans are determined using the projected unit credit method and are charged to the income statement so as to spread the costs over the average service lives of the relevant employees in accordance with the actuarial report which contains valuation of the obligations for the year. These obligations are measured at the present value of the estimated future cash outflows using the interest rates of the PRC government bonds which have terms similar to those of related liabilities. Actuarial gains and losses are recognised as income or expense when the net cumulative unrecognised actuarial gains and losses for each individual plan at the end of the previous reporting period exceeded 10% of the higher of the value of defined benefits obligations and the fair value of plan assets, if any, at that date. These gains or losses are recognised over the expected average remaining working lives of the employees participating in the plans.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e., assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. The capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Foreign currencies

These financial statements are presented in Hong Kong dollars, which is the Company's functional and presentation currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Foreign currency transactions are initially recorded using the functional currency rates ruling at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rates of exchange ruling at the balance sheet date. All differences are taken to the income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The functional currencies of certain overseas subsidiaries, jointly-controlled entities and associates are currencies other than the Hong Kong dollar. As at the balance sheet date, the assets and liabilities of these entities are translated into the presentation currency of the Company at the exchange rates ruling at the balance sheet date, and their income statements are translated into Hong Kong dollars at the weighted average exchange rates for the year. The resulting exchange differences are included in the exchange fluctuation reserve. On disposal of a foreign entity, the deferred cumulative amount recognised in the exchange fluctuation reserve relating to that particular foreign operation is recognised in the income statement.

For the purpose of the consolidated cash flow statement, the cash flows of overseas subsidiaries are translated into Hong Kong dollars at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into Hong Kong dollars at the weighted average exchange rates for the year.

Dividends

Final dividends proposed by the directors are classified as a separate allocation of retained profits within the equity section of the balance sheet, until they have been approved by the shareholders in a general meeting. When these dividends have been approved by the shareholders and declared, they are recognised as a liability.

Interim dividends are simultaneously proposed and declared, because the Company's memorandum and articles of association grant the directors the authority to declare interim dividends. Consequently, interim dividends are recognised immediately as a liability when they are proposed and declared.

2.5 SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of the Group's financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the reporting date. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amounts of the assets or liabilities affected in the future.

The major judgements, estimations and assumptions that have the most significant effect on the amounts recognised in the financial statements and have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are set out below:

Estimate of gas consumption

Determination of the revenue for the distribution and sale of piped gas may include an estimation of the gas supplied to customers for whom actual metre reading is not available. The estimation is done mainly based on the past consumption records and the recent consumption pattern of individual customers.

In addition, the Group recognises revenue from prepayments made by customers using integrated circuit cards ("IC card customers") upon their consumption of gas. The Group's management estimates the consumption of gas by IC card customers with reference to the average consumption volume of the customers for whom metre reading is available with similar consumption patterns.

The actual consumption could deviate from those estimates.

Operating lease commitments – Group as lessor

The Group has entered into commercial property leases on its investment property portfolio. The Group has determined that it retains all the significant risks and rewards of ownership of these properties which are leased out on operating leases.

2.5 SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES *(continued)*

Classification between investment properties and owner-occupied properties

The Group determines whether a property qualifies as an investment property, and has developed criteria in making that judgement. Investment property is a property held to earn rentals or for capital appreciation or both. Therefore, the Group considers whether a property generates cash flows largely independently of the other assets held by the Group.

Some properties comprise a portion that is held to earn rentals or for capital appreciation and another portion that is held for use in the production or supply of goods or services or for administrative purposes. If these portions could be sold separately (or leased out separately under a finance lease), the Group accounts for the portions separately. If the portions could not be sold separately, the property is an investment property only if an insignificant portion is held for use in the production or supply of goods or services or for administrative purposes.

Judgement is made on an individual property basis to determine whether ancillary services are so significant that a property does not qualify as investment property.

Impairment of goodwill

The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. The carrying amount of goodwill in aggregate carried as an asset in the consolidated balance sheet as at 31 December 2007 was HK$7,078,316,000 (2006: HK$78,172,000), details of which are set out in notes 19 and 23 to the financial statements.

Useful lives and residual values of property, plant and equipment

The Group's management determines the residual values, useful lives and related depreciation charges for the Group's property, plant and equipment. This estimate is based on the historical experience of the actual residual values and useful lives of property, plant and equipment of similar nature and functions. It could change significantly as a result of technical innovations and competitor actions in response to severe industry cycles. Management will increase the depreciation charge where residual values or useful lives are less than previously estimated, or it will write off or write down technically obsolete or non-strategic assets that have been abandoned or sold. Actual economic lives may differ from estimated useful lives. Periodic review could result in a change in depreciable lives and hence depreciation in future periods.

2.5 SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES *(continued)*

Impairment of property, plant and equipment and intangible assets (other than goodwill)

The carrying amounts of items of property, plant and equipment and intangible assets are reviewed for impairment when events or changes in circumstances indicate the carrying amounts may not be recoverable in accordance with the accounting policy as disclosed in note 2.4 to the financial statements. The recoverable amount is the higher of its fair value less costs to sell and value in use, and calculations of which involve the use of estimates. In estimating the recoverable amounts of assets, various assumptions, including future cash flows to be associated with the non-current assets and discount rates, are made. If future events do not correspond to such assumptions, the recoverable amounts will need to be revised, and this may have an impact on the Group's results of operations or financial position. The carrying amounts of property, plant and equipment and intangible assets (other than goodwill) carried as assets in the consolidated balance sheet as at 31 December 2007 were HK$17,060,957,000 (2006: HK$7,681,882,000) and HK$1,445,241,000 (2006: HK$1,450,584,000), respectively, details of which are set out in notes 16 and 20 to the financial statements, respectively.

Impairment of available-for-sale investments

The Group follows the guidance of HKAS 39 in determining when an investment is other-than-temporarily impaired. This determination requires significant judgement. In making this judgement, the Group evaluates, among other factors, the duration and the extent to which the fair value of an investment is less than its cost; and the financial health of and the short term business outlook for the investee, including factors such as industry and sector performance, changes in technology and operating and financing cash flows. The carrying amount of available-for-sale investments carried as assets in the consolidated balance sheet as at 31 December 2007 were HK$290,424,000 (2006: HK$352,914,000), details of which are set out in note 24 to the financial statements.

2.5 SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES *(continued)*

Current tax and deferred tax

The Group is subject to income taxes in Hong Kong, Mainland China and overseas. The Group carefully evaluates tax implications of transactions in accordance with the prevailing tax regulations and makes tax provision accordingly. However, judgement is required in determining the Group's provision for income taxes as there are many transactions and calculations of which the ultimate tax determination is uncertain during the ordinary course of business. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact on the income tax and deferred tax provision in the periods in which such determination is made. The carrying amount of current tax payable carried as liabilities in the consolidated balance sheet as at 31 December 2007 were HK$528,064,000 (2006: HK$354,492,000), details of which are set out in note 43 to the financial statements.

Deferred tax assets relating to certain temporary differences and tax losses are recognised as management considers that it is probable that future taxable profit will be available against which the temporary differences or tax losses can be utilised. Where the expectations are different from the original estimates, such differences will impact the recognition of deferred tax assets and tax in the periods in which such estimates have been changed. The carrying amount of deferred tax assets and liabilities carried as assets in the consolidated balance sheet as at 31 December 2007 were HK$161,227,000 (2006: HK$663,000) and HK$49,354,000 (2006: HK$20,512,000), respectively, details of which are set out in note 40 to the financial statements.

Provision for impairment of trade and bills receivables and other receivables

The Group's management determines the provision for impairment of trade and bills receivables and other receivables. This estimate is based on the evaluation of collectibility and ageing analysis of accounts and on management's estimation in assessing the ultimate realisation of these receivables, including the current creditworthiness and the past collection history of each debtor and the provision is applied to receivables where events or changes in circumstances indicate that the balances may not be collectible. Management reassesses the adequacy of provision on a regular basis. The identification of impairment of receivables requires the use of judgements and estimates. Where the expectations are different from the original estimates, such differences will impact on the carrying values of receivables and the impairment of receivables recognised in the periods in which such estimates have been changed. The carrying amount of trade and bills receivables and other receivables carried as assets in the consolidated balance sheet as at 31 December 2007 were HK$1,120,439,000 (2006: HK$458,313,000) and HK$1,527,377,000 (2006: HK$1,762,345,000), respectively, details of which are set out in notes 28 and 29 to the financial statements.

2.5 SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES *(continued)*

Provision for obsolete and slow-moving inventories

Management reviews the condition of inventories of the Group and makes provision for obsolete and slow-moving inventory items which are identified as no longer suitable for sale or use. Management estimates the net realisable value for such inventories based primarily on the latest invoice prices and current market conditions. The Group carries out an inventory review at each balance sheet date and makes provision for obsolete and slow-moving items. Management reassesses the estimation at each balance sheet date.

The identification of obsolete and slow-moving inventory items requires the use of judgements and estimates. Where the expectation is different from the original estimate, such difference will impact on the carrying values of inventories and the write-down of inventories recognised in the periods in which such estimates have been changed. The carrying amount of inventories carried as assets in the consolidated balance sheet as at 31 December 2007 were HK$2,342,259,000 (2006: HK$1,648,707,000), details of which are set out in note 26 to the financial statements.

Defined benefits plans

The present value of the retirement benefits obligations under the various defined benefits plans of the Group depends on a number of factors that are determined on an actuarial basis using a number of assumptions. Any changes in these assumptions will impact on the carrying amount of the retirement benefits obligations. Key assumptions for the obligations are based in part on the current market conditions. The carrying amount of the obligations carried as liabilities in the consolidated balance sheet under defined benefits plans as at 31 December 2007 was HK$224,076,000 (2006: Nil), details of which and additional information are disclosed in note 38 to the financial statements.

3. SEGMENT INFORMATION

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

The Group's operating businesses are structured and managed separately according to the nature of their operations and the products and services they provide. Each of the Group's business segments represents a strategic business unit that offers products and services which are subject to risks and returns that are different from those of the other business segments. Particulars of the business segments are summarised as follows:

(a) the natural gas operation segment engages in the distribution and sale of piped natural gas, the provision of gas technology consultation and development services, the surveying and plotting of underground construction projects, the construction and installation of gas pipelines and related equipment and the provision of repair and maintenance services;

(b) the brewery operation segment produces, distributes and sells brewery products;

(c) the retail operation segment operates department stores in Beijing and certain other cities in the PRC (discontinued during the year ended 31 December 2006 – *note 12*);

(d) the expressway and toll road operations segment engages in the operation of the Capital Airport Expressway, which connects the Capital Airport and the city centre of Beijing, and the Shenzhen Shiguan Road and Bridge, which is located at Shenzhen Municipality, the PRC;

(e) the water treatment operation segment operates water treatment plants in Beijing and another city in the PRC and sells purified water; and

(f) the corporate and others segment comprises the construction of broadband infrastructure, the sale of software, the provision of Internet services and IT technical support and consultation services, tourism operation, the production, distribution and sale of wine, restaurant operation, property construction and development (discontinued during the year ended 31 December 2006 – *note 12*), property investments and corporate income and expense items.

In determining the Group's geographical segments, revenues are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets.

3. SEGMENT INFORMATION *(continued)*

(a) Business segments

The following tables present revenue, profit/(loss) and certain asset, liability and expenditure information for the Group's business segments for the years ended 31 December 2007 and 2006:

Group

Year ended 31 December 2007

	Continuing operations						Discontinued operations				
	Piped gas operation HK$'000	Brewery operation HK$'000	Expressway and toll road operations HK$'000	Water treatment operation HK$'000	Corporate and others HK$'000	Total HK$'000	Retail operation HK$'000	Others HK$'000	Total HK$'000	Eliminations HK$'000	Consolidated HK$'000
Segment revenue:											
Sales to external customers	3,253,919	6,738,239	608,584	551,380	147,734	11,299,856	-	-	-	-	11,299,856
Intersegment sales	-	-	-	-	-	-	-	-	-	-	-
Other income and gains, net	27,021	94,496	2,188	2,838	104,655	231,198	-	-	-	-	231,198
Total	3,280,940	6,832,735	610,772	554,218	252,389	11,531,054	-	-	-	-	11,531,054
Segment results	263,564	684,336	413,659	178,296	(32,319)	1,507,736	-	-	-		1,507,736
Unallocated income and gains, net						301,447			80,827		382,274
Profit from operating activities						1,809,183			80,827		1,890,010
Finance costs						(234,562)			-		(234,562)
Share of profits and losses of:											
Jointly-controlled entities	178,243	-	-	-	-	178,243			-		178,243
Associates	-	(280)	-	-	261,289	261,009			-		261,009
Profit before tax						2,013,873			80,827		2,094,700
Tax						(290,970)			-		(290,970)
Profit for the year						1,722,903			80,827		1,803,730

3. SEGMENT INFORMATION *(continued)*

(a) Business segments *(continued)*

Group

Year ended 31 December 2007 (continued)

	Continuing operations						Discontinued operations				
	Piped gas operation HK$'000	Brewery operation HK$'000	Expressway and toll road operations HK$'000	Water treatment operation HK$'000	Corporate and others HK$'000	Total HK$'000	Retail operation HK$'000	Others HK$'000	Total HK$'000	Eliminations HK$'000	Consolidated HK$'000
Segment assets	9,873,382	10,696,617	1,918,871	905,299	13,659,548	37,053,717	-	-	-	(5,216,151)	31,837,566
Share of net assets of:											
Jointly-controlled entities	3,250,906	-	-	-	29,427	3,280,333	-	-	-	-	3,280,333
Associates	-	10,799	3,689	-	817,803	832,291	-	-	-	-	832,291
	13,124,288	10,707,416	1,922,560	905,299	14,506,778	41,166,341	-	-	-	(5,216,151)	35,950,190
Unallocated assets						8,730,381			-	-	8,730,381
Total assets						49,896,722			-	(5,216,151)	44,680,571
Segment liabilities	3,783,020	3,191,863	298,941	31,286	4,653,657	11,958,767	-	-	-	(5,216,151)	6,742,616
Unallocated liabilities						6,501,019			-	-	6,501,019
Total liabilities						18,459,786			-	(5,216,151)	13,243,635
Other segment information:											
Depreciation	225,468	579,384	72,008	1,138	15,801	893,799	-	-	-	-	893,799
Amortisation of other intangible assets	1,053	-	33,450	76,924	1,538	112,965	-	-	-	-	112,965
Impairment losses on:											
Segment assets	-	5,616	3,616	-	-	9,232	-	-	-	-	9,232
Unallocated assets											100,000
Capital expenditures	446,207	910,183	70,275	36	10,161	1,436,862	-	-	-	-	1,436,862

3. SEGMENT INFORMATION *(continued)*

(a) Business segments *(continued)*

Group

Year ended 31 December 2006

	Continuing operations						Discontinued operations				
	Piped gas operation HK$'000	Brewery operation HK$'000	Expressway and tol road operations HK$'000	Water treatment operation HK$'000	Corporate and others HK$'000	Total HK$'000	Retail operation HK$'000	Others HK$'000	Total HK$'000	Eliminations HK$'000	Consolidated HK$'000
Segment revenue:											
Sales to external customers	-	5,476,877	530,542	518,696	720,805	7,246,920	6,049,966	273,105	6,323,071	-	13,569,991
Intersegment sales	-	-	-	-	-	-	-	-	-	-	-
Other income and gains, net	-	114,128	2,457	2,108	45,321	164,014	261,713	6,151	267,864	-	431,878
Total	-	5,591,005	532,999	520,804	766,126	7,410,934	6,311,679	279,256	6,590,935	-	14,001,869
Segment results	-	444,365	282,534	169,468	(194,355)	702,012	455,016	(83,981)	371,035		1,073,047
Unallocated income and gains, net						277,373			348,658		626,031
Unallocated expenses						(516,808)			-		(516,808)
Profit from operating activities						462,577			719,693		1,182,270
Finance costs						(103,711)			(11,182)		(114,893)
Share of profits and losses of:											
Jointly-controlled entities	-	-	-	-	688	688	(5,647)	-	(5,647)		(4,959)
Associates	-	(3,966)	-	-	68,610	64,644	129	(1,142)	(1,013)		63,631
Profit before tax						424,198			701,851		1,126,049
Tax						(169,823)			(347,976)		(517,799)
Profit for the year						254,375			353,875		608,250

3. SEGMENT INFORMATION *(continued)*

(a) Business segments *(continued)*

Group

Year ended 31 December 2006 (continued)

	Continuing operations						Discontinued operations				
	Piped gas operation HK$'000	Brewery operation HK$'000	Expressway and toll road operations HK$'000	Water treatment operation HK$'000	Corporate and others HK$'000	Total HK$'000	Retail operation HK$'000	Others HK$'000	Total HK$'000	Eliminations HK$'000	Consolidated HK$'000
Segment assets	-	8,603,878	1,832,279	1,336,329	7,062,709	18,835,195	-	-	-	(5,153,985)	13,681,210
Share of net assets of:											
Jointly-controlled entities	-	-	-	-	5,591	5,591	-	-	-	-	5,591
Associates	-	10,781	3,214	-	468,911	482,906	-	-	-	-	482,906
	-	8,614,659	1,835,493	1,336,329	7,537,211	19,323,692	-	-	-	(5,153,985)	14,169,707
Unallocated assets						3,160,441			-	-	3,160,441
Total assets						22,484,133			-	(5,153,985)	17,330,148
Segment liabilities	-	2,212,125	352,577	463,382	4,119,828	7,147,912	-	-	-	(5,153,985)	1,993,927
Unallocated liabilities						2,276,416			-	-	2,276,416
Total liabilities						9,424,328			-	(5,153,985)	4,270,343
Other segment information:											
Depreciation	-	529,681	45,864	87	30,820	606,452	85,656	13,671	99,327	-	705,779
Amortisation of other intangible assets	-	-	31,768	73,099	4,667	109,534	-	-	-	-	109,534
Impairment losses on:											
Segment assets	-	10,780	-	-	144,742	155,522	6,584	-	6,584	-	162,106
Unallocated assets											90,770
Capital expenditures	-	1,069,336	157,464	12,587	33,096	1,272,483	249,472	-	249,472	-	1,521,955

3. SEGMENT INFORMATION *(continued)*

(b) Geographical segments

The following table presents revenue, and certain asset and expenditure information for the Group's geographical segments:

Group

	Hong Kong		Mainland China		Overseas		Eliminations		Consolidated	
	2007	2006	**2007**	2006	**2007**	2006	**2007**	2006	**2007**	2006
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Segment revenue:										
Sales to external customers	**3,089**	3,366	**11,296,767**	13,336,583	**-**	230,042	**-**	-	**11,299,856**	13,569,991
Intersegment sale	**-**	1,237	**-**	-	**-**	32,422	**-**	(33,659)	**-**	-
Other income and gains, net	**79,085**	25,111	**152,113**	405,666	**-**	1,101	**-**	-	**231,198**	431,878
Total	**82,174**	29,714	**11,448,880**	13,742,249	**-**	263,565	**-**	(33,659)	**11,531,054**	14,001,869
Other segment information:										
Segment assets	**11,739,822**	5,467,225	**25,313,895**	13,367,970	**-**	-	**(5,216,151)**	(5,153,985)	**31,837,566**	13,681,210
Share of net assets of:										
Jointly-controlled entities	**23,454**	-	**3,256,879**	5,591	**-**	-	**-**	-	**3,280,333**	5,591
Associates	**458,493**	216,522	**373,798**	266,384	**-**	-	**-**	-	**832,291**	482,906
	12,221,769	5,683,747	**28,944,572**	13,639,945	**-**	-	**(5,216,151)**	(5,153,985)	**35,950,190**	14,169,707
Unallocated assets									**8,730,381**	3,160,441
Total assets									**44,680,571**	17,330,148
Capital expenditures	**-**	1,031	**1,436,862**	1,506,886	**-**	14,038	**-**	-	**1,436,862**	1,521,955

4. REVENUE, OTHER INCOME AND GAINS, NET

Revenue, which is also the Group's turnover, represents: (1) the aggregate of the invoiced value of goods sold, net of value-added tax, consumption tax and government surcharges, and after allowances for returns and trade discounts; (2) the aggregate of toll revenue and the value of services rendered, net of business and consumption taxes and government surcharges; (3) an appropriate proportion of contract revenue of construction contracts, net of value-added tax, business tax and government surcharges; and (4) rental income.

An analysis of the Group's revenue, other income and gains, net, is as follows:

	2007	2006
	HK$'000	HK$'000
Revenue		
Piped gas operation	**3,253,919**	–
Brewery operation	**6,738,239**	5,476,877
Expressway and toll road operations	**608,584**	530,542
Water treatment operation	**551,380**	518,696
Corporate and others	**147,734**	720,805
Attributable to continuing operations reported in the consolidated income statement	**11,299,856**	7,246,920
Attributable to discontinued operations – *note 12(a)*	**-**	6,323,071
	11,299,856	13,569,991
Other income		
Bank interest income	**87,053**	45,836
Imputed interest income on interest-free other receivables	**11,836**	36,341
Rental income	**19,319**	61,224
Service income	**6,246**	21,162
Investment income, unlisted	**12,086**	1,436
Entrusted operating arrangement fee – *note 45(b)(i)*	**-**	12,516
Government grants*	**35,542**	81,023
Sale of raw materials	**4,153**	1,499
Indemnification from a related company recognised as income#	**-**	193,551
Others	**65,061**	107,059
	241,296	561,647

4. REVENUE, OTHER INCOME AND GAINS, NET *(continued)*

	2007 HK$'000	2006 HK$'000
Gains, net		
Fair value gain on investment properties, net – *note 17*	**55,749**	4,580
Excess over the cost of acquisition of subsidiaries and minority interests	**341**	889
Gain on disposal of items of property, plant and equipment, net	**-**	111,341
Gain on disposal of investment properties	**–**	3,189
Gain on disposal of interests in subsidiaries[†]	**80,827**	141,469
Gain on deemed disposal of an interest in an associate[Ω]	**61,370**	–
Gain on disposal of available-for-sale investments carried at cost	**111,230**	47,676
Gain on disposal of financial assets at fair value through profit or loss, net	**18,619**	2,563
Fair value gain on financial assets at fair value through profit or loss, net	**11,089**	8,919
Foreign exchange differences, net	**32,951**	28,679
	372,176	349,305
Other income and gains, net	**613,472**	910,952
Attributable to:		
Continuing operations reported in the consolidated income statement	**532,645**	294,430
Discontinued operations – *note 12(a)*	**80,827**	616,522
	613,472	910,952

* The government grants represented government subsidies, corporate income tax and turnover tax refunds. Turnover tax includes value-added tax, city construction tax and education surcharge. The government grants are unconditional, except for certain grants must be utilised for the development of the Company's subsidiaries.

The indemnification from a related company recognised as income during the year ended 31 December 2006 represented the indemnification given by Beijing Enterprises Group to the Group for the tax liability incurred by 北京市京聯發投資管理中心 (Beijing Jing Lian Fa Investment Management Centre) ("Jing Lian Fa", a wholly-owned subsidiary of the Company) on the disposal of its 49.52% equity interest in Beijing Wangfujing Department Store (Group) Co., Ltd. ("Wangfujing") during that year. Further details of the disposal are set out in note 12 to the financial statements.

4. REVENUE, OTHER INCOME AND GAINS, NET *(continued)*

† The gain on disposal of interests in subsidiaries recognised during the years ended 31 December 2007 and 2006 was attributable to the disposal of the Group's entire 50.1% equity interests in Wangfujing, details of which are set out in note 12 to the financial statements.

Ω The gain on deemed disposal of interest in an associate recognised during the year ended 31 December 2007 arose from the dilution of the Group's effective equity interest in Beijing Development (Hong Kong) Limited ("Beijing Development"), an associate of the Group, from 46.57% to 40.48% upon the issuance of new ordinary shares by Beijing Development during the year.

5. GAINS ON DEEMED DISPOSAL OF INTERESTS IN SUBSIDIARIES

The gains on deemed disposal of interests in subsidiaries recognised during the year ended 31 December 2006 included the following:

(i) a gain of HK$141,341,000 arising from the dilution of the Group's effective equity interest in Beijing Yanjing Brewery Company Limited ("Yanjing Brewery"), an indirectly held subsidiary of the Company, from 54.46% to 50.47% upon the exercise of convertible bonds of Yanjing Brewery by certain bondholders in exchange for ordinary shares of Yanjing Brewery during the year ended 31 December 2006. Further details of the Group's convertible bonds are set out in note 37 to the financial statements; and

(ii) a gain of HK$5,616,000 arising from the dilution of the Group's effective equity interest in Beijing Development, a then indirectly held subsidiary of the Company, from 55.81% to 46.57% upon the issuance of new ordinary shares by Beijing Development in December 2006. Beijing Development ceased to be a subsidiary and became an associate of the Group thereafter.

6. DILUTION LOSSES ON SHARE REFORMS OF SUBSIDIARIES

The dilution losses on share reforms of subsidiaries recognised during the year ended 31 December 2006 comprised the following:

(i) a loss of HK$436,881,000 arising from the dilution of interests in Yanjing Brewery, an indirectly held subsidiary of the Company with its shares listed on the Shenzhen Stock Exchange, as a result of the execution of a share reform plan by Yanjing Brewery in May 2006 under the requirements of the relevant PRC government authorities. Pursuant to the share reform plan of Yanjing Brewery, the Group was required to grant a certain portion of its shares in Yanjing Brewery to other shareholders who held the tradable shares in Yanjing Brewery for nil consideration to convert the non-tradable shares in Yanjing Brewery held by the Group into tradable shares. Accordingly, the effective equity interest in Yanjing Brewery held by its immediate holding company (owned as to 80% by the Company indirectly) was diluted from 63.09% to 54.10% and the loss resulted was accounted for as a dilution loss in the consolidated income statement for the year ended 31 December 2006; and

(ii) a loss of HK$48,946,000 arising from the dilution of interests in Fujian Yanjing Huiquan Brewery Co., Ltd ("Yanjing Huiquan"), a directly held subsidiary of Yanjing Brewery with its shares listed on the Shanghai Stock Exchange, as a result of the execution of a share reform plan of Yanjing Huiquan in July 2006 under the requirements of the relevant PRC government authorities. Pursuant to the share reform plan of Yanjing Huiquan, Yanjing Brewery was required to grant a certain portion of its shares in Yanjing Huiquan to the other shareholders who held the tradable shares in Yanjing Huiquan for nil consideration to convert the non-tradable shares in Yanjing Huiquan held by Yanjing Brewery into tradable shares. Accordingly, the effective equity interest in Yanjing Huiquan held by Yanjing Brewery was diluted from 52.37% to 48.67% and the loss resulted was accounted for as a dilution loss in the consolidated income statement for the year ended 31 December 2006.

In addition, pursuant to the share reform plan, Yanjing Huiquan agreed to grant one additional share to shareholders of its tradable shares for every 10 tradable shares held by each of them on the condition that (i) the growth rate of the audited profit attributable to shareholders of Yanjing Huiquan for each of the years ended 31 December 2006 and 2007 and the year ending 31 December 2008 is below 25%; or (ii) the audit opinion to be included in the auditors' report of Yanjing Huiquan for each of these years is a modified or qualified opinion.

No additional shares had been granted up to the date of approval of these financial statements as none of the above conditions were triggered for the years ended 31 December 2006 and 2007.

7. PROFIT FROM OPERATING ACTIVITIES

The Group's profit from operating activities (including those attributable to discontinued operations) is arrived at after charging/(crediting):

	Notes	2007 HK$'000	2006 HK$'000
Cost of inventories sold		**7,841,149**	9,632,535
Cost of properties sold		**-**	26,912
Cost of services provided		**315,596**	232,712
Depreciation	*16*	**893,799**	705,779
Amortisation of operating concessions*	*20*	**111,912**	106,415
Amortisation of management information systems*	*20*	**-**	2,000
Amortisation of licences*	*20*	**-**	449
Amortisation of deferred development costs*	*20*	**-**	670
Amortisation of computer software**	*20*	**1,053**	-
Research and development expenditure:			
Current year expenditure		**2,834**	10,656
Less: Capitalised in deferred development costs	*20*	**-**	(1,639)
		2,834	9,017
Impairment of items of property, plant and equipment***	*16*	**-**	1,916
Impairment of goodwill***	*19(b)*	**-**	44,625
Impairment of available-for-sale investments carried at cost***		**-**	90,770
(Gain)/loss on disposal of items of property, plant and equipment, net		**21,333**	(111,341)
(Gain)/loss on deemed disposal of an interest in an associate		**(61,370)**	499
Minimum lease payments under operating leases:			
Land and buildings		**29,771**	216,485
Plant and machinery		**294**	-
		30,065	216,485

7. PROFIT FROM OPERATING ACTIVITIES *(continued)*

	Notes	2007 HK$'000	2006 HK$'000
Amortisation of prepaid land premiums	*18*	**13,751**	13,928
Auditors' remuneration		**10,747**	8,950
Employee benefits expense (excluding directors' remuneration – *note 9*):			
Salaries, allowances and benefits in kind		**1,053,015**	1,121,828
Employee share option benefits		**1,950**	11,861
Net pension scheme contributions		**108,690**	110,272
Cost of defined benefits plans**	*38(a)*	**10,885**	–
		1,174,540	1,243,961
Provision against inventories, net		**-**	3,459
Impairment of an amount due from an associate		**-**	5,500
Impairment of trade and bills receivables, net	*28(b)*	**1,588**	15,838
Net impairment/(reversal of impairment) of other receivables due from:	*29(a)*		
Related parties		**(36,867)**	60,517
Others		**89,705**	33,709
		52,838	94,226
Net rental income		**(20,935)**	(55,092)

* The amortisations of operating concessions, management information systems, licences and deferred development costs for the year are included in "Cost of sales" on the face of the consolidated income statement.

** The amortisation of computer software and the cost of defined benefits plans for the year are included in "Administrative expenses" on the face of the consolidated income statement.

*** The impairments of property, plant and equipment, goodwill and available-for-sale investments carried at cost for the year are included in "Other operating expenses, net" on the face of the consolidated income statement.

8. FINANCE COSTS

	Group 2007 HK$'000	2006 HK$'000
Interest on bank loans, overdrafts and other loans wholly repayable within five years	**186,856**	104,028
Interest on convertible bonds	**3**	1,270
Interest on other loans	**6,432**	3,594
Imputed interest on an interest-free amount due to the immediate holding company with an extended credit period of one year	**34,708**	–
Imputed interest on an interest-free other loan from a minority shareholder	**6,563**	6,001
Total finance costs	**234,562**	114,893
Attributable to:		
Continuing operations reported in the consolidated income statement	**234,562**	103,711
Discontinued operations – *note 12(a)*	**–**	11,182
	234,562	114,893

9. DIRECTORS' REMUNERATION

Directors' remuneration for the year, disclosed pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and Section 161 of the Hong Kong Companies Ordinance, is as follows:

	Group	
	2007	2006
	HK$'000	HK$'000
Fees:		
Executive directors	**1,760**	1,050
Independent non-executive directors	**690**	560
	2,450	1,610
Other emoluments for executive directors:		
Salaries, allowances and benefits in kind	**14,703**	8,621
Employee share option benefits	**2,321**	14,632
Pension scheme contributions	**550**	446
	17,574	23,699
	20,024	25,309

During the year ended 31 December 2006, certain directors were granted share options, in respect of their services to the Group, under the share option schemes of the Company and Beijing Development, further details of which are set out in note 34 to the financial statements. The fair values of such options, which have been recognised in the respective companies' income statements over the relevant vesting periods, were determined as at the respective dates of grant and the amounts included in the financial statements for the current year are included in the above directors' remuneration disclosures.

9. DIRECTORS' REMUNERATION *(continued)*

(a) Independent non-executive directors

The fees paid to independent non-executive directors were as follows:

	2007 **HK$'000**	2006 HK$'000
Mr. Lau Hon Chuen, Ambrose	**120**	100
Dr. Lee Tung Hai, Leo	**150**	120
Mr. Wang Xian Zhang	**150**	120
Mr. Wu Jiesi	**150**	120
Mr. Robert A. Theleen	**120**	100
	690	560

There were no other emoluments payable to the independent non-executive directors during the year (2006: Nil).

(b) Executive directors

	Fees HK$'000	Salaries, allowances and benefits in kind HK$'000	Employee share option benefits HK$'000	Pension scheme contributions HK$'000	Total remuneration HK$'000
Year ended 31 December 2007					
Mr. Yi Xi Qun	150	2,684	398	97	3,329
Mr. Zhang Hong Hai	150	2,013	275	87	2,525
Mr. Li Fu Cheng	300	328	275	-	903
Mr. Bai Jin Rong	150	2,341	275	117	2,883
Mr. Liu Kai	120	1,676	183	75	2,054
Mr. Guo Pu Jin	300	-	183	-	483
Mr. Zhou Si	150	-	183	-	333
Mr. E Meng	120	1,676	183	75	2,054
Mr. Zhao Chang Shan	-	-	183	-	183
Mr. Lei Zhen Gang	120	-	183	-	303
Mr. Jiang Xin Hao	100	2,322	-	75	2,497
Mr. Tam Chun Fai	100	1,663	-	24	1,787
	1,760	14,703	2,321	550	19,334

9. DIRECTORS' REMUNERATION *(continued)*

(b) Executive directors *(continued)*

	Fees HK$'000	Salaries, allowances and benefits in kind HK$'000	Employee share option benefits HK$'000	Pension scheme contributions HK$'000	Total remuneration HK$'000
Year ended 31 December 2006					
Mr. Yi Xi Qun	-	2,580	2,344	129	5,053
Mr. Zhang Hong Hai	-	1,947	2,285	117	4,349
Mr. Li Fu Cheng	300	-	1,623	-	1,923
Mr. Bai Jin Rong	-	832	1,623	-	2,455
Mr. Guo Ying Ming	-	-	-	-	-
Mr. Liu Kai	-	1,631	1,082	100	2,813
Mr. Zheng Wan He	300	-	-	-	300
Mr. Guo Pu Jin	150	-	1,082	-	1,232
Mr. Zhou Si	100	-	1,082	-	1,182
Mr. E Meng	-	1,631	1,347	100	3,078
Mr. Zhao Chang Shan	100	-	1,082	-	1,182
Mr. Lei Zhen Gang	100	-	1,082	-	1,182
	1,050	8,621	14,632	446	24,749

There was no arrangement under which a director waived or agreed to waive any remuneration during the year.

10. FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year included five (2006: four) directors. Details of the remuneration of the five highest paid employees for the year are set out below:

	2007 HK$'000	2006 HK$'000
Salaries, allowances and benefits in kind	**11,706**	9,280
Employee share option benefits	**1,131**	8,140
Pension scheme contributions	**451**	546
	13,288	17,966

10. FIVE HIGHEST PAID EMPLOYEES *(continued)*

The number of the five highest paid employees whose remuneration fell within the following bands is as follows:

	2007 Number of employees	2006 Number of employees
HK$2,000,001 – HK$2,500,000	**2**	–
HK$2,500,001 – HK$3,000,000	**2**	2
HK$3,000,001 – HK$3,500,000	**1**	1
HK$4,000,001 – HK$4,500,000	**–**	1
HK$5,000,001 – HK$5,500,000	**–**	1
	5	5

11. TAX

Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profits arising in Hong Kong during the year. The income tax provision in respect of operations in Mainland China and overseas is calculated at the applicable tax rates on the estimated assessable profits for the year based on existing legislation, interpretations and practices in respect thereof. In accordance with the relevant tax rules and regulations of the PRC, certain of the Company's subsidiaries enjoy income tax exemptions and reductions.

	Group	
	2007 HK$'000	2006 HK$'000
Current – PRC:		
Hong Kong	**612**	95
Mainland China	**277,741**	494,830
Underprovision in prior years	**–**	130
Current – Overseas:		
Charge for the year	**–**	1,486
Underprovision in prior years	**–**	4
Deferred – *note 40*	**12,617**	21,254
Total tax charge for the year	**290,970**	517,799
Attributable to:		
Continuing operations reported in the consolidated income statement	**290,970**	169,823
Discontinued operations – *note 12(a)*	**–**	347,976
	290,970	517,799

11. TAX *(continued)*

A reconciliation of the tax expense applicable to profit before tax (including those attributable to discontinued operations) using the statutory rates for the countries/jurisdictions in which the Company and the majority of its subsidiaries are domiciled to the tax expense at the effective tax rates, and a reconciliation of the applicable rates (i.e., the statutory tax rates) to the effective tax rates, are as follows:

Group – 2007

	Hong Kong		Mainland China		Overseas		Total	
	HK$'000	%	HK$'000	%	HK$'000	%	HK$'000	%
Profit before tax	245,033		1,768,840		-		2,013,873	
Tax at the statutory tax rate	42,880	17.5	583,717	33.0	-	-	626,597	31.1
Lower tax rate for specific provinces or local authority	-	-	(245,012)	(13.9)	-	-	(245,012)	(12.2)
Effect on opening deferred tax of changes in tax rate	-	-	15,119	0.9	-	-	15,119	0.8
Profits and losses attributable to jointly-controlled entities and associates	(23,312)	(9.5)	(75,577)	(4.3)	-	-	(98,889)	(4.9)
Income not subject to tax	(69,124)	(28.2)	(56,005)	(3.2)	-	-	(125,129)	(6.2)
Expenses not deductible for tax	44,020	18.0	14,848	0.8	-	-	58,868	2.9
Tax losses not recognised as deferred tax assets	6,229	2.5	53,917	3.0	-	-	60,146	3.0
Tax losses utilised from previous periods	(81)	-	(649)	-	-	-	(730)	-
Tax charge at the Group's effective rate	612	0.3	290,358	16.3	-	-	290,970	14.5

11. TAX *(continued)*

Group – 2006

	Hong Kong HK$'000	%	Mainland China HK$'000	%	Overseas HK$'000	%	Total HK$'000	%
Profit before tax	70,094		1,045,003		10,952		1,126,049	
Tax at the statutory tax rate	12,267	17.5	344,851	33.0	3,286	30.0	360,404	32.0
Lower tax rate for specific provinces or local authority	-	-	(187,172)	(17.9)	(1,440)	(13.1)	(188,612)	(16.7)
Adjustments in respect of current tax of previous periods	-	-	130	-	4	-	134	-
Profits and losses attributable to jointly-controlled entities and associates	9	-	(23,299)	(2.2)	25	0.2	(23,265)	(2.1)
Income not subject to tax	(71,835)	(102.5)	(72,272)	(6.9)	(492)	(4.5)	(144,599)	(12.8)
Expenses not deductible for tax	48,035	68.5	202,368	19.4	254	2.3	250,657	22.3
Tax losses not recognised as deferred tax assets	11,767	16.8	89,489	8.5	6	0.1	101,262	9.0
Tax losses utilised from previous periods	(148)	(0.2)	(914)	(0.1)	(153)	(1.4)	(1,215)	(0.1)
Others	-	-	163,033	15.6	-	-	163,033	14.4
Tax charge at the Group's effective rate	95	0.1	516,214	49.4	1,490	13.6	517,799	46.0

12. DISCONTINUED OPERATIONS

The Group's discontinued operations for the years ended 31 December 2007 and 2006 represented the retail and property construction and development operations operated by Wangfujing.

Pursuant to a share transfer agreement and two supplementary agreements thereto dated 31 March 2006, 1 June 2006 and 2 July 2006, respectively, entered into between two wholly-owned subsidiaries of the Company, namely Jing Lian Fa and Beijing Enterprises Holdings Investment Management Co., Ltd. ("Investment Management"), Beijing Enterprises Group and 北京北控商業投資有限責任公司 (Beijing Beikong Commercial Investment Company Limited) ("Beikong Commercial", a then subsidiary of Beijing Enterprises Group), Jing Lian Fa and Investment Management sold their respective entire 49.52% and 0.61% equity interests in Wangfujing (collectively the "Wangfujing Sold Interests") to Beikong Commercial for cash considerations of RMB978,000,000 and RMB22,000,000, respectively, during the year ended 31 December 2006.

12. DISCONTINUED OPERATIONS *(continued)*

The transaction was completed on 12 December 2006 and the Group no longer holds any interests in Wangfujing since then.

The Group's retail operation, being a major separate business segment of the Group, and the Group's property construction and development operation were solely undertaken by Wangfujing. Accordingly, the retail and property construction and development operations of the Group were discontinued upon the completion of the disposal transactions.

Pursuant to an undertaking letter dated 18 December 2006 given by Beijing Enterprises Group to the Company, Beijing Enterprises Group has undertaken to indemnify the Group for an amount equivalent to the tax liability of Jing Lian Fa arising from the disposal of its equity interest in Wangfujing. The indemnification, which would be executed if the relevant tax payment is required to be made by Jing Lian Fa, was recognised by the Group during the year ended 31 December 2006 in an amount of HK$193,551,000 to match with the corresponding corporate income tax charge accrued by the Group in connection with the disposal of Wangfujing.

Subsequent to the disposal transaction, Beikong Commercial disposed of its entire equity interest in Wangfujing to a third party independent to the Group (the "New Wangfujing Shareholder").

On 18 April 2007, Wangfujing declared a final dividend in respect of the year ended 31 December 2006 of which RMB78,806,000 (approximately HK$80,827,000) was received by the New Wangfujing Shareholder in respect of the Wangfujing Sold Interests. Pursuant to an agreement entered into between the Company and the New Wangfujing Shareholder on 30 April 2007, the New Wangfujing Shareholder agreed to return the aforesaid dividend to the Company for nil consideration. The amount was accounted for as additional proceeds for the disposal of Wangfujing by the Group and was recognised as an income under discontinued operations during the year. RMB70,806,000 (approximately HK$72,622,000) of the amount had been settled during the year ended 31 December 2007 and the remaining balance remained unsettled as at the date of approval of these financial statements. In the opinion of the directors, no impairment loss on the amount due is foreseen.

12. DISCONTINUED OPERATIONS *(continued)*

(a) The results of the discontinued operations dealt with in the consolidated financial statements for the years ended 31 December 2007 and 2006 are summarised as follows:

		Group	
	Notes	**2007 HK$'000**	2006 HK$'000
Revenue	4	–	6,323,071
Other income and gains, net	4	–	475,053
Cost of sales and operating expenses		–	(6,219,900)
Profit from operating activities	7	–	578,224
Finance costs	8	–	(11,182)
Share of profits and losses of:			
Jointly-controlled entities	22(a)	–	(5,647)
Associates	23(a)	–	(1,013)
Profit before tax of the discontinued operations		–	560,382
Gain on disposal of the discontinued operations	4	**80,827**	141,469
Profit before tax from the discontinued operations		**80,827**	701,851
Tax:			
Related to profit before tax of the discontinued operations		–	(154,425)
Related to gain on disposal of the discontinued operations		–	(193,551)
		–	(347,976)
Profit for the year from the discontinued operations		**80,827**	353,875
Attributable to:			
Shareholders of the Company		**80,827**	238,452
Minority interests		–	115,423
		80,827	353,875

12. DISCONTINUED OPERATIONS *(continued)*

(b) The net cash flows of the discontinued operations dealt with in the consolidated financial statements for the years ended 31 December 2007 and 2006 are as follows:

	Group	
	2007	2006
	HK$'000	HK$'000
Net cash inflow from operating activities	**–**	1,078,313
Net cash inflow/(outflow) from investing activities	**72,622**	(585,578)
Net cash outflow from financing activities	**–**	(413,103)
Net cash inflow attributable to the discontinued operations	**72,622**	79,632

(c) Earnings per share from the discontinued operations

	2007	2006
Basic from the discontinued operations	**HK$0.09**	HK$0.38
Diluted from the discontinued operations	**HK$0.09**	HK$0.38

The calculation of basic and diluted earnings per share amounts from the discontinued operations is based on:

	2007	2006
Profit for the year attributable to shareholders of the Company from the discontinued operations	**HK$80,827,000**	HK$238,452,000
Weighted average number of ordinary shares in issue during the year used in the basic earnings per share calculation *(note 15)*	**859,604,521**	622,500,000
Weighted average number of ordinary shares in issue during the year used in the diluted earnings per share calculation *(note 15)*	**861,408,600**	625,204,167

13. PROFIT FOR THE YEAR ATTRIBUTABLE TO SHAREHOLDERS OF THE COMPANY

The consolidated profit attributable to shareholders of the Company for the year ended 31 December 2007 includes a profit of HK$700,173,000 (2006: HK$462,334,000) which has been dealt with in the financial statements of the Company *(note 35(b))*.

14. DIVIDENDS

	2007 **HK$'000**	2006 HK$'000
Interim – HK$0.10 (2006: HK$0.10) per ordinary share	**113,853**	62,250
Interim special – HK$0.10 (2006: Nil) per ordinary share	**113,853**	–
	227,706	62,250
Proposed final – HK$0.30 (2006: HK$0.20) per ordinary share	**341,682**	124,500*
Proposed final special – HK$0.10 (2006: Nil) per ordinary share	**113,894**	–
	455,576	124,500
	683,282	186,750

The proposed final dividends for the year are subject to the approval of the Company's shareholders at the forthcoming annual general meeting.

* The actual final dividend paid for the year ended 2006 was HK$125,288,000 due to additional shares issued during the period from 3 April 2007 (the date of approval of the financial statements of the Company for the year ended 31 December 2006) and 21 June 2007 (the date of closure of the register of members).

15. EARNINGS PER SHARE ATTRIBUTABLE TO SHAREHOLDERS OF THE COMPANY

The calculation of basic earnings per share amounts is based on the profit for the year attributable to shareholders of the Company, and the weighted average number of ordinary shares in issue during the year.

The calculation of diluted earnings per share amounts is based on the profit for the year attributable to shareholders of the Company, where applicable, adjusted to reflect the effect of the exercise of all outstanding share options of Beijing Development, the convertible bonds issued by China Information Technology Development ("CIT Development", formerly Xteam Software International Limited) assuming the conversion of all outstanding convertible bonds of CIT Development and the weighted average number of ordinary shares assumed to have been issued at nil consideration on the deemed exercise of all share options of the Company into ordinary shares. Beijing Development and CIT Development were both subsidiaries of the Company before Beijing Development became an associate of the Company during the year ended 31 December 2006. The exercise or conversion of all outstanding share options of CIT Development and all outstanding convertible bonds of Yanjing Brewery did not have a diluting effect on the Group's basic earnings per share for the year ended 31 December 2007.

The exercise of the outstanding share options of each of Beijing Development and CIT Development and the conversion of all outstanding convertible bonds of Yanjing Brewery did not have a diluting effect or had an anti-dilutive effect on the Group's basic earnings per share for the year ended 31 December 2006.

15. EARNINGS PER SHARE ATTRIBUTABLE TO SHAREHOLDERS OF THE COMPANY *(continued)*

The calculation of the basic and diluted earnings per share amounts is based on the following data:

	2007 **HK$'000**	2006 HK$'000
Earnings:		
Profit for the year attributable to shareholders of the Company, used in the basic earnings per share calculation		
From continuing operations	**1,357,553**	100,216
From discontinued operations – *note 12(c)*	**80,827**	238,452
	1,438,380	338,668
Decrease in share of profit of Beijing Development by the Company as a result of the exercise of all outstanding share options of Beijing Development	**(1,568)**	–
Decrease in share of profit of Beijing Development as a result of the dilution of interest in CIT Development assuming the full conversion of all outstanding convertible bonds issued by CIT Development	**(1,481)**	–
Profit for the year attributable to shareholders of the Company, used in the diluted earnings per share calculation	**1,435,331**	338,668
Attributable to:		
Continuing operations	**1,354,504**	100,216
Discontinued operations – *note 12(c)*	**80,827**	238,452
	1,435,331	338,668

	2007	2006
Number of ordinary shares:		
Weighted average number of ordinary shares in issue during the year used in basic earnings per share calculation	**859,604,521**	622,500,000
Effect of dilution of share options – weighted average number of ordinary shares	**1,804,079**	2,704,167
Weighted average number of ordinary shares used in the diluted earnings per share calculation	**861,408,600**	625,204,167

16. PROPERTY, PLANT AND EQUIPMENT

Group

	Notes	Expressway and related structures HK$'000 (note (a))	Buildings HK$'000 (notes (a), (b) and (c))	Leasehold improvements HK$'000	Gas pipelines HK$'000	Gas metres and other plant and machinery HK$'000 (note (b))	Furniture, fixtures and office equipment HK$'000	Motor vehicles HK$'000	Construction in progress HK$'000	Total HK$'000
Year ended 31 December 2007										
At 31 December 2006 and 1 January 2007:										
Cost		1,374,786	3,510,552	13,852	-	5,627,655	302,912	247,615	409,302	11,486,674
Accumulated depreciation and impairment		(241,787)	(665,450)	(8,915)	-	(2,601,418)	(160,645)	(126,577)	-	(3,804,792)
Net carrying amount		1,132,999	2,845,102	4,937	-	3,026,237	142,267	121,038	409,302	7,681,882
Net carrying amount:										
At 1 January 2007		1,132,999	2,845,102	4,937	-	3,026,237	142,267	121,038	409,302	7,681,882
Acquisition of subsidiaries	44	-	593,912	-	5,663,990	851,661	35,078	74,383	934,911	8,153,935
Additions		-	26,580	156	19,145	192,321	30,277	31,345	1,134,770	1,434,594
Transfer from construction in progress		28,254	331,151	-	454,394	432,015	835	-	(1,246,649)	-
Depreciation provided for the year		(48,333)	(116,980)	(1,322)	(124,708)	(534,445)	(37,751)	(30,260)	-	(893,799)
Disposals		-	(119,618)	(113)	-	(43,493)	(5,408)	(2,966)	(10,225)	(181,823)
Exchange realignment		76,633	219,360	178	244,221	243,432	10,608	11,155	60,581	866,168
At 31 December 2007		1,189,553	3,779,507	3,836	6,257,042	4,167,728	175,906	204,695	1,282,690	17,060,957
At 31 December 2007:										
Cost		1,498,220	4,614,171	14,735	6,510,856	7,545,582	387,473	371,583	1,312,499	22,255,119
Accumulated depreciation and impairment		(308,667)	(834,664)	(10,899)	(253,814)	(3,377,854)	(211,567)	(166,888)	(29,809)	(5,194,162)
Net carrying amount		1,189,553	3,779,507	3,836	6,257,042	4,167,728	175,906	204,695	1,282,690	17,060,957

16. PROPERTY, PLANT AND EQUIPMENT *(continued)*

Group *(continued)*

	Notes	Expressway and related structures HK$'000 *(note (a))*	Buildings HK$'000 *(notes (a), (b) and (c))*	Leasehold improvements HK$'000	Gas pipelines HK$'000	Gas metres and other plant and machinery HK$'000 *(note (b))*	Furniture, fixtures and office equipment HK$'000	Motor vehicles HK$'000	Construction in progress HK$'000	Total HK$'000
Year ended 31 December 2006										
At 1 January 2006:										
Cost		1,230,672	3,972,136	442,285	-	5,070,147	481,682	267,352	447,588	11,911,862
Accumulated depreciation and impairment		(204,423)	(778,587)	(273,703)	-	(2,228,280)	(256,995)	(132,857)	-	(3,874,845)
Net carrying amount		1,026,249	3,193,549	168,582	-	2,841,867	224,687	134,495	447,588	8,037,017
Net carrying amount:										
At 1 January 2006		1,026,249	3,193,549	168,582	-	2,841,867	224,687	134,495	447,588	8,037,017
Acquisition of subsidiaries	44	-	69,959	-	-	12,930	2,796	1,699	65	87,449
Additions		-	90,863	52,135	-	151,026	59,699	19,767	1,146,826	1,520,316
Transfer from construction in progress		128,496	278,673	30,299	-	357,008	11,365	4,603	(810,444)	-
Transfer to investment properties	17	-	(11,750)	-	-	-	-	-	-	(11,750)
Transfer from non-current assets classified as held for sale	*(d)*	-	15,430	-	-	-	-	-	-	15,430
Depreciation provided for the year		(35,562)	(123,134)	(48,845)	-	(414,662)	(57,260)	(26,316)	-	(705,779)
Impairment during the year recognised in the income statement		-	(1,916)	-	-	-	-	-	-	(1,916)
Disposals		(28,899)	(24,501)	(882)	-	(3,286)	(5,765)	(4,846)	(69,128)	(137,307)
Disposal of subsidiaries	*45(a)*	-	(722,309)	(196,577)	-	(56,507)	(50,226)	(13,448)	(330,196)	(1,369,263)
Deconsolidation of subsidiaries	*45(b)*	-	(51,098)	(11,950)	-	(101)	(19,761)	(4,644)	-	(87,554)
Reclassifications		-	1,142	4,749	-	21,069	(31,478)	4,518	-	-
Exchange realignment		42,715	130,194	7,426	-	116,893	8,210	5,210	24,591	335,239
At 31 December 2006		1,132,999	2,845,102	4,937	-	3,026,237	142,267	121,038	409,302	7,681,882
At 31 December 2006:										
Cost		1,374,786	3,510,552	13,852	-	5,627,655	302,912	247,615	409,302	11,486,674
Accumulated depreciation and impairment		(241,787)	(665,450)	(8,915)	-	(2,601,418)	(160,645)	(126,577)	-	(3,804,792)
Net carrying amount		1,132,999	2,845,102	4,937	-	3,026,237	142,267	121,038	409,302	7,681,882

16. PROPERTY, PLANT AND EQUIPMENT *(continued)*

Company

	Buildings HK$'000 (notes (a) and (c))	Leasehold improvements HK$'000	Furniture, fixtures and office equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
Year ended 31 December 2007					
At 31 December 2006 and 1 January 2007:					
Cost	**43,611**	**5,196**	**5,577**	**2,056**	**56,440**
Accumulated depreciation	**(6,211)**	**(3,457)**	**(5,045)**	**(1,574)**	**(16,287)**
Net carrying amount	**37,400**	**1,739**	**532**	**482**	**40,153**
Net carrying amount:					
At 1 January 2007	**37,400**	**1,739**	**532**	**482**	**40,153**
Depreciation provided for the year	**(799)**	**(424)**	**(227)**	**(262)**	**(1,712)**
Disposals	**(16,980)**	**-**	**-**	**-**	**(16,980)**
At 31 December 2007	**19,621**	**1,315**	**305**	**220**	**21,461**
At 31 December 2007:					
Cost	**23,502**	**5,196**	**5,577**	**2,056**	**36,331**
Accumulated depreciation	**(3,881)**	**(3,881)**	**(5,272)**	**(1,836)**	**(14,870)**
Net carrying amount	**19,621**	**1,315**	**305**	**220**	**21,461**
Year ended 31 December 2006					
At 1 January 2006:					
Cost	43,611	5,038	5,747	2,056	56,452
Accumulated depreciation	(5,220)	(3,038)	(4,888)	(1,312)	(14,458)
Net carrying amount	38,391	2,000	859	744	41,994
Net carrying amount:					
At 1 January 2006	38,391	2,000	859	744	41,994
Additions	–	158	115	–	273
Depreciation provided for the year	(991)	(419)	(266)	(262)	(1,938)
Disposals	–	–	(176)	–	(176)
At 31 December 2006	37,400	1,739	532	482	40,153
At 31 December 2006:					
Cost	43,611	5,196	5,577	2,056	56,440
Accumulated depreciation	(6,211)	(3,457)	(5,045)	(1,574)	(16,287)
Net carrying amount	37,400	1,739	532	482	40,153

16. PROPERTY, PLANT AND EQUIPMENT *(continued)*

Notes:

(a) The expressway and related structures, and buildings included above as at 31 December 2007 are held under the following lease terms:

Group

	Hong Kong HK$'000	Elsewhere HK$'000	Total HK$'000
Cost:			
Long term leases	45,734	–	45,734
Medium term leases	–	6,066,657	6,066,657
	45,734	6,066,657	6,112,391

The Company's buildings are all situated in Mainland China and are held under medium term leases.

(b) Certain of the above buildings, plant and machinery of the Group with an aggregate net carrying amount at the balance sheet date of HK$114,297,000 (2006: HK$133,806,000) were pledged to secure certain bank and other loans granted to the Group *(note 36(d))*.

(c) Certain buildings of the Group and the Company as at 31 December 2007 were reclassified from investment properties during the year ended 31 December 2000 at the then aggregate carrying amount of HK$22,096,000 (2006: HK$41,000,000), as valued on 31 December 1999 by DTZ Debenham Tie Leung Limited, independent professionally qualified valuers, on an open market value basis. Had the carrying value of these buildings been carried at historical cost less accumulated depreciation, their net carrying amount would have been HK$17,532,000 (2006: HK$33,456,000).

(d) During the year ended 31 December 2006, a building and a prepaid land premium of the Group in Mainland China, which were originally to be sold by the Group to a third party pursuant to a sale and purchase agreement entered into between the two parties during the year ended 31 December 2005, were reclassified from non-current assets classified as held for sale to property, plant and equipment and prepaid land premiums, respectively, at their then respective translated net carrying amounts of approximately HK$15,430,000 and HK$4,153,000 *(note 18)* upon the cancellation of the sales transaction mutually agreed between the two parties during the year ended 31 December 2006.

17. INVESTMENT PROPERTIES

		Group		Company	
		2007	2006	**2007**	2006
	Notes	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Carrying amount at 1 January		**272,904**	446,820	**134,000**	134,000
Transfer from buildings	*16*	**–**	11,750	**–**	–
Disposals		**–**	(2,785)	**–**	–
Disposal of subsidiaries	*45(a)*	**–**	(148,640)	**–**	–
Deconsolidation of subsidiaries	*45(b)*	**–**	(48,390)	**–**	–
Fair value gain on revaluation, net		**55,749**	4,580	**25,650**	–
Exchange realignment		**5,609**	9,569	**–**	–
Carrying amount at 31 December		**334,262**	272,904	**159,650**	134,000

Notes:

(a) The investment properties of the Group as at 31 December 2007 are held under the following lease terms:

Group

	Hong Kong	**Elsewhere**	**Total**
	HK$'000	HK$'000	HK$'000
Long term leases	72,800	–	72,800
Medium term leases	11,000	250,462	261,462
	83,800	250,462	334,262

The Company's investment properties are all situated in Mainland China and are held under medium term leases.

17. INVESTMENT PROPERTIES *(continued)*

Notes: (continued)

(b) The investment properties are leased to third parties under operating leases, further summary details of which are included in note 50(a) to the financial statements. The gross rental income received and receivable by the Group and the Company and related expenses in respect of these investment properties are summarised as follows:

	Group		Company	
	2007	2006	**2007**	2006
	HK$'000	HK$'000	**HK$'000**	HK$'000
Gross rental income	**19,726**	30,790	**6,088**	4,391
Direct expenses	**(1,478)**	(5,929)	**-**	(1,031)
Net rental income	**18,248**	24,861	**6,088**	3,360

(c) At 31 December 2007, the investment properties were revalued by DTZ Debenham Tie Leung Limited, independent professionally qualified valuers, on an open market value basis using the direct comparison approach or the investment approach.

18. PREPAID LAND PREMIUMS

Group

	Notes	**2007** **HK$'000**	2006 HK$'000
Carrying amount at 1 January		**310,843**	390,004
Acquisition of subsidiaries	*44*	**428,289**	169,949
Additions		**90,427**	38,071
Transfer from non-current assets classified as held for sale	*16(d)*	**-**	4,153
Amortisation provided for the year		**(13,751)**	(13,928)
Disposals		**(2,968)**	(1,157)
Disposal of subsidiaries	*45(a)*	**-**	(281,597)
Deconsolidation of subsidiaries	*45(b)*	**-**	(14,675)
Exchange realignment		**43,499**	20,023
Carrying amount at 31 December		**856,339**	310,843
Portion classified as current assets		**(18,832)**	(8,086)
Non-current portion		**837,507**	302,757

All leasehold lands of the Group as at 31 December 2007 are held under medium term leases.

Certain of the leasehold land of Group with an aggregate carrying amount at the balance sheet date of HK$51,073,000 *(2006: Nil) were pledged to secure certain bank and other loans granted to the* Group *(note 36(d))*.

19. GOODWILL

The amount of the goodwill capitalised as an asset in the consolidated balance sheet, arising on the acquisition of subsidiaries and minority interests, is as follows:

Group

	Notes	2007 HK$'000	2006 HK$'000
At 1 January:			
Cost		**44,177**	335,435
Accumulated impairment		-	(59,658)
Net carrying amount		**44,177**	275,777
Net carrying amount:			
At 1 January		**44,177**	275,777
Acquisition of subsidiaries	44	**6,982,580**	–
Acquisition of minority interests		**14,868**	3,168
Reclassification to interests in associates as a result of a subsidiary becoming an associate during the year	*23(c)*	-	(33,995)
Impairment during the year recognised in the income statement	*(b)*	-	(44,625)
Disposal of subsidiaries	*45(a)*	-	(35,901)
Deconsolidation of subsidiaries	*45(b)*	-	(123,019)
Exchange realignment		**2,696**	2,772
At 31 December		**7,044,321**	44,177
At 31 December:			
Cost and net carrying amount		**7,044,321**	44,177

Notes:

(a) As detailed in note 2.4 to the financial statements, the Group applied the transitional provisions of HKFRS 3 that permitted goodwill in respect of acquisitions of subsidiaries before 1 January 2001 to remain eliminated against the consolidated capital reserve.

The amount of goodwill remaining in the consolidated capital reserve, arising on the acquisition of subsidiaries prior to 1 January 2001, was HK$26,062,000 as at 31 December 2007 (2006: HK$26,062,000). The amount of goodwill is stated at cost.

19. GOODWILL *(continued)*

Notes: (continued)

(b) Impairment testing of goodwill

The carrying amount of the goodwill acquired through acquisitions has been allocated to the relevant business units of the following individual business operations of the Group for impairment testing, which is summarised as follows:

Group

	Notes	**2007 HK$'000**	2006 HK$'000
Piped gas operation	*(i)*	**6,982,580**	–
Expressway and toll road operations	*(ii)*	**21,687**	21,687
Others		**40,054**	22,490
		7,044,321	44,177

(i) The recoverable amount of the piped gas operation has been determined by reference to a business valuation performed by DTZ Debenham Tie Leung Limited, independent professionally qualified valuers, on a value-in-use calculation using cash flow projections which are based on financial forecast approved by senior management covering a period of eight years and based on the assumption that the operation can generate cash flows perpetually. The discount rate applied to the cash flow projections for the first eight-year period is 11%, which is determined by reference to the average rates for the similar industry and the business risk of the relevant business unit. A growth rate of 1% is used for the perpetual period.

(ii) The recoverable amount of the relevant business unit in the expressway and toll road operations has been determined based on a value-in-use calculation. To calculate this, cash flow projections are based on financial budgets approved by senior management covering a period of approximately 14 years, which represents the remaining period of the operating right of the relevant business unit. The discount rate applied to cash flow projections is 13.5%, which is the average discount rate for the toll road industry in Mainland China.

Based on the impairment testing of goodwill, in the opinion of the directors, no impairment provision is considered necessary for the Group's goodwill as at 31 December 2007.

During the year ended 31 December 2006, an impairment loss of HK$44,625,000 had been recognised in the income statement for the goodwill attributable to the Group's geothermal energy systems operation as, in the opinion of the directors, the recoverable amount of the relevant business unit was less than the carrying amount with reference to the business valuation of that business unit.

19. GOODWILL *(continued)*

Notes: (continued)

(b) Impairment testing of goodwill *(continued)*

Key assumptions used in value-in-use calculations

The following describes each key assumption adopted by management in the preparation of the cash flow projections for the purpose of impairment testing of goodwill:

- ***Budgeted turnover***

  The budgeted turnover is based on the following assumptions:

  - in respect of the relevant business unit in piped gas operation segment, based on the projected piped gas sales volume.
  - in respect of the relevant business unit in the expressway and toll road operations segment, based on the traffic and toll revenue forecast; and
  - in respect of the business units in other business segments, with reference to (i) the expected growth rate of the market in which the assessed entity operates and (ii) the expected market share of the assessed entity.

- ***Budgeted gross margins***

  - in respect of the relevant business unit in the piped gas operation segment, the basis used to determine the latest gas selling price up to the date of valuation report.
  - the basis used to determine the value assigned to the budgeted gross margins is the average gross margins achieved in the year immediately before the budgeted year, increased for expected efficiency improvements.

- ***Business environment***

  - There have been no major changes in the existing political, legal and economic conditions in the Mainland China and other locations in which the assessed entity carried on its business.
  - As the gas supply network has already been set up in most urban areas in Beijing, where the Group's piped gas operation operates, and due to the high degree of idiosyncratic feature of the gas supply business, the high construction and fixed costs in establishing another gas supply network in these urban districts in Beijing are too huge for other operators to enter these regions. Therefore, in the opinion of the directors, the Group's piped gas operation can generate income perpetually.

20. OTHER INTANGIBLE ASSETS

Group

	Operating concessions HK$'000 (note)	Management Information systems HK$'000	Licences HK$'000	Deferred development costs* HK$'000	Computer software HK$'000	Total HK$'000
Year ended 31 December 2007						
At 31 December 2006 and 1 January 2007:						
Cost	**2,212,001**	**-**	**-**	**-**	**-**	**2,212,001**
Accumulated amortisation	**(761,417)**	**-**	**-**	**-**	**-**	**(761,417)**
Net carrying amount	**1,450,584**	**-**	**-**	**-**	**-**	**1,450,584**
Net carrying amount:						
At 1 January 2007	**1,450,584**	**-**	**-**	**-**	**-**	**1,450,584**
Acquisition of subsidiaries – *note 44*	**-**	**-**	**-**	**-**	**10,350**	**10,350**
Additions	**-**	**-**	**-**	**-**	**2,268**	**2,268**
Amortisation provided for the year	**(111,912)**	**-**	**-**	**-**	**(1,053)**	**(112,965)**
Exchange realignment	**94,535**	**-**	**-**	**-**	**469**	**95,004**
At 31 December 2007	**1,433,207**	**-**	**-**	**-**	**12,034**	**1,445,241**
At 31 December 2007:						
Cost	**2,363,248**	**-**	**-**	**-**	**15,866**	**2,379,114**
Accumulated amortisation	**(930,041)**	**-**	**-**	**-**	**(3,832)**	**(933,873)**
Net carrying amount	**1,433,207**	**-**	**-**	**-**	**12,034**	**1,445,241**
Year ended 31 December 2006						
At 1 January 2006:						
Cost	2,126,925	19,231	22,681	-	-	2,168,837
Accumulated amortisation and impairment	(627,231)	(8,012)	(15,728)	-	-	(650,971)
Net carrying amount	1,499,694	11,219	6,953	-	-	1,517,866
Net carrying amount:						
At 1 January 2006	1,499,694	11,219	6,953	-	-	1,517,866
Additions	-	-	-	1,639	-	1,639
Amortisation provided for the year	(106,415)	(2,000)	(449)	(670)	-	(109,534)
Deconsolidation of subsidiaries – *note 45(b)*	-	(9,667)	(6,565)	(955)	-	(17,187)
Exchange realignment	57,305	448	61	(14)	-	57,800
At 31 December 2006	1,450,584	-	-	-	-	1,450,584
At 31 December 2006:						
Cost	2,212,001	-	-	-	-	2,212,001
Accumulated amortisation	(761,417)	-	-	-	-	(761,417)
Net carrying amount	1,450,584	-	-	-	-	1,450,584

* *Internally generated*

20. OTHER INTANGIBLE ASSETS *(continued)*

Note: **Operating concessions**

(i) Pursuant to a concession agreement dated 13 July 1998 entered into between the Company and 北京市自來水公司 (Beijing Municipal Water Company) ("Beijing Water"), the Company acquired at a consideration of RMB1.5 billion an operating right from Beijing Water to operate a water purification and treatment plant, No. 9 Phase I, in Beijing and sell purified water, for a period of 20 years commencing on 24 November 1998. Beijing Water has guaranteed the Company a net cash inflow of RMB210 million from the water purification and treatment business for each of the years in the concession period. The concession right so granted was subsequently transferred by the Company to Beijing Bei Kong Water Production Co., Ltd., a wholly-owned subsidiary set up by the Company for the purpose of holding this concession right and engaging in the water purification and treatment operation.

As at 31 December 2007, the remaining amortisation period of this operating concession is approximately 11 years.

(ii) Pursuant to a co-operative joint venture agreement dated 18 July 2001 entered into between Hong Kong Zhong Ji Facility Investment Co., Ltd., a 96.5% indirectly owned subsidiary of the Company, and 深圳市石觀公路有限公司 (Shenzhen Municipal Shiguan Road Company Limited) ("Shiguan Road Limited") for the establishment of Shenzhen Guanshun Road & Bridge Co., Ltd. ("Shenzhen Guanshun"), a 53.08% indirectly owned subsidiary of the Company, and as approved by the relevant government authorities, Shiguan Road Limited transferred to Shenzhen Guanshun at a total consideration of RMB652 million an operating right to operate the Shenzhen Shiguan Road and Bridge, which is located in Shenzhen Municipality, the PRC, for a period of 20 years commencing on 12 April 2002.

As at 31 December 2007, the remaining amortisation period of this operating concession is approximately 14 years and 4 months.

(iii) Pursuant to a concession agreement dated 17 June 1998 entered into between Beijing Long Qing Xia Tourism Development Co., Ltd. ("LQX Tourism"), a 75% indirectly owned subsidiary of the Company, and 延慶龍慶峽管理處 (Yanqing Longqingxia Management Office) ("LQX Management"), LQX Tourism acquired at a consideration of RMB60 million an operating right from LQX Management to sell entrance tickets and provide tourism services in Longqingxia, a scenic area in Beijing, for a period of 40 years commencing on 19 August 1998. An additional concession fee is payable as determined by reference to the turnover of LQX Tourism for an accounting year based on the following progressive rates:

Turnover	Concession fee rate
The portion exceeding RMB35 million but less than RMB70 million, inclusive	20%
The portion exceeding RMB70 million but less than RMB100 million, inclusive	30%
The portion exceeding RMB100 million	40%

As at 31 December 2007, the remaining amortisation period of this operating concession was approximately 30 years and 7 months.

21. INTERESTS IN SUBSIDIARIES

	Note	Company 2007 HK$'000	2006 HK$'000
Unlisted shares or investments, at cost		**20,932,613**	4,150,940
Due from subsidiaries	(a)	**2,106,162**	2,164,148
Due to subsidiaries	(a)	**(2,143,786)**	(1,035,517)
		20,894,989	5,279,571
Less: Impairment for unlisted shares	(b)	**(124,227)**	(124,227)
Impairment for amounts due from subsidiaries	(c)	**(242,199)**	(316,947)
		(366,426)	(441,174)
		20,528,563	4,838,397

Notes:

(a) The amounts due from/to subsidiaries are unsecured, interest-free and have no fixed terms of repayment. The carrying amounts of these balances approximate to their fair values.

(b) An impairment was recognised for certain unlisted investments with a carrying amount of HK$231,438,000 (before deducting the impairment loss) (2006: HK$231,438,000) because these subsidiaries have been loss-making for some time.

(c) The movement in the provision for impairment of the amounts due from subsidiaries is as follows:

	Company 2007 HK$'000	2006 HK$'000
At 1 January	**316,947**	316,947
Disposal of subsidiaries	**(74,748)**	-
At 31 December	**242,199**	316,947

21. INTERESTS IN SUBSIDIARIES *(continued)*

Notes: (continued)

(d) Particulars of the principal subsidiaries are as follows:

Company name	Place of incorporation/ registration and operations	Nominal value of issued and paid-up capital/ registered capital	Percentage of attributable equity interest held by Company	Group	Principal activities
北京市燃氣集團有限責任公司 (Beijing Gas Group Company Limited) ("Beijing Gas") δ	PRC/ Mainland China	RMB1,983,630,000	–	100	Distribution and sale of piped gas
Beijing Yanjing Brewery Company Limited *	PRC/ Mainland China	RMB1,100,220,886	–	43.28†	Production and sale of beer
Fujian Yanjing Huiquan Brewery Co., Ltd. #	PRC/ Mainland China	RMB250,000,000	–	21.65†	Production and sale of beer
燕京啤酒(包頭雪鹿)股份有限公司 (Baotou Yanjing Brewery Company Limited)	PRC/ Mainland China	RMB221,336,340	–	35.16†	Production and sale of beer
燕京啤酒(桂林漓泉)股份有限公司 (Yanjing Brewery (Guilin Liquan) Company Limited)	PRC/ Mainland China	RMB197,139,900	–	33.04†	Production and sale of beer
燕京啤酒(桂林玉林)股份有限公司 (Yanjing Brewery (Guilin Yulin) Company Limited)	PRC/ Mainland China	RMB200,000,000	–	33.45†	Production and sale of beer
燕京啤酒(赤峰)有限責任公司 (Yanjing Brewery (Chefeng) Company Limited)	PRC/ Mainland China	RMB183,070,200	–	35.46†	Production and sale of beer
燕京啤酒(赤峰中京)有限責任公司 (Yanjing Brewery (Chefeng Zhongjing) Company Limited)	PRC/ Mainland China	RMB39,100,000	–	32.98†	Production and sale of beer
燕京啤酒(赤峰寶山)有限責任公司 (Yanjing Brewery (Chefeng Baoshan) Company Limited) δ	PRC/ Mainland China	RMB32,860,000	–	32.98†	Production and sale of beer

21. INTERESTS IN SUBSIDIARIES *(continued)*

Notes: (continued)

(d) *(continued)*

Company name	Place of incorporation/ registration and operations	Nominal value of issued and paid-up capital/ registered capital	Percentage of attributable equity interest held by Company	Group	Principal activities
燕京啤酒(通遼)有限責任公司 (Yanjing Brewery (Tongliao) Company Limited)[δ]	PRC/ Mainland China	RMB70,000,000	–	35.46[†]	Production and sale of beer
燕京啤酒(新疆)有限責任公司 (Yanjing Brewery (Xinjiang) Company Limited)[δ]	PRC/ Mainland China	RMB150,000,000	–	43.28[†]	Production and sale of beer
燕京啤酒(沈陽)有限責任公司 (Yanjing Brewery (Shenyang) Company Limited)[δ]	PRC/ Mainland China	RMB100,000,000	–	65.97	Production and sale of beer
燕京啤酒(贛州)有限責任公司 (Yanjing Brewery (Ganzhou) Company Limited)	PRC/ Mainland China	RMB86,880,000	–	41.50[†]	Production and sale of beer
燕京啤酒(衡陽)有限公司 (Yanjing Brewery (Hengyang) Company Limited)	PRC/ Mainland China	RMB210,660,000	–	40.96[†]	Production and sale of beer
湖南燕京啤酒有限公司 (Hunan Yanjing Brewery Company Limited)	PRC/ Mainland China	RMB95,000,000	–	40.09[†]	Production and sale of beer
江西燕京啤酒有限責任公司 (Jiangxi Yanjing Brewery Company Limited)	PRC/ Mainland China	RMB129,511,385	–	32.86[†]	Production and sale of beer
燕京啤酒(萊州)有限公司 (Yanjing Brewery (Laizhou) Company Limited)	PRC/ Mainland China	RMB187,053,800	–	69	Production and sale of beer

21. INTERESTS IN SUBSIDIARIES *(continued)*

Notes: (continued)

(d) *(continued)*

Company name	Place of incorporation/ registration and operations	Nominal value of issued and paid-up capital/ registered capital	Percentage of attributable equity interest held by Company	Group	Principal activities
燕京啤酒(山東無名)股份有限公司 (Yanjing Brewery (Shandong Wuming) Company Limited)	PRC/ Mainland China	RMB83,499,643	–	24.12†	Production and sale of beer
燕京啤酒(襄樊)有限公司 (Yanjing Brewery (Xiangfan) Company Limited)	PRC/ Mainland China	RMB170,700,000	–	42.27†	Production and sale of beer
福建燕京啤酒有限公司 (Fujian Yanjing Brewery Company Limited)	PRC/ Mainland China	RMB140,000,000	–	41.73†	Production and sale of beer
燕京啤酒(浙江仙都)有限公司 (Yanjing Brewery (Zhejiang Xiandu) Company Limited)	PRC/ Mainland China	RMB133,350,000	–	32.46†	Production and sale of beer
燕京啤酒(長沙)有限公司 (Yanjing Brewery (Changsha) Company Limited)	PRC/ Mainland China	RMB50,000,000	–	40.25†	Production and sale of beer
燕京啤酒(仙桃)有限公司 (Yanjing Brewery (Xiantao) Company Limited)	PRC/ Mainland China	RMB182,353,000	–	43.13†	Production and sale of beer
廣東燕京啤酒有限公司 (Guangdong Yanjing Brewery Company Limited)	PRC/ Mainland China	RMB100,000,000	–	57.46	Production and sale of beer
燕京啤酒(曲阜三孔)有限責任公司 (Yanjing Brewery (Qufu Sankong) Co., Ltd.)	PRC/ Mainland China	RMB230,769,230	–	55.55	Production and sale of beer
燕京惠泉啤酒(撫州)有限公司 (Yanjing Huiquan Brewery (Fuzhou) Co., Ltd.)	PRC/ Mainland China	RMB130,000,000	–	21.61†	Production and sale of beer

21. INTERESTS IN SUBSIDIARIES *(continued)*

Notes: (continued)

(d) *(continued)*

Company name	Place of incorporation/ registration and operations	Nominal value of issued and paid-up capital/ registered capital	Percentage of attributable equity interest held by Company	Percentage of attributable equity interest held by Group	Principal activities
福建惠泉啤酒福鼎有限公司 (Fujian Huiquan Brewery Fuding Co., Ltd.)	PRC/ Mainland China	RMB80,000,000	–	17.54†	Production and sale of beer
北京燕京飲料有限公司 (Beijing Yanjing Beverage Company Limited)	PRC/ Mainland China	US$20,000,000	–	28.13†	Production and sale of beverages
Beijing Capital Expressway Development Co., Ltd.	PRC/ Mainland China	US$64,053,700	–	96	Operations of an expressway
Shenzhen Guanshun Road & Bridge Co., Ltd.	PRC/ Mainland China	RMB217,500,000	–	53.08	Operations of a toll road
Beijing Long Qing Xia Tourism Development Co., Ltd.	PRC/ Mainland China	RMB120,000,000	–	75	Operations of tourism businesses
Beijing Bei Kong Water Production Co., Ltd. Ω	PRC/ Mainland China	US$85,000,000	100	100	Operations of a water treatment plant
北京北控水務有限公司 (Beijing Beikong Waterworks Co., Ltd.)	PRC/ Mainland China	RMB100,000,000	–	99.9	Investment holding
Beijing Enterprises Holdings High-Tech Development Co., Ltd.	PRC/ Mainland China	US$30,000,000	97.99	97.99	Investment holding
Beijing Enterprises Holdings Investment Management Co., Ltd.	PRC/ Mainland China	HK$61,100,000	100	100	Provision of management and consultancy services
北京豐收葡萄酒有限公司 (Beijing Feng Shou Winery Co., Ltd.)	PRC/ Mainland China	US$2,700,000	51	51	Production and sale of wine
北京順興葡萄酒有限公司 (Beijing Shun Xing Wine Co., Ltd.)	PRC/ Mainland China	RMB11,880,000	51	51	Production and sale of wine

21. INTERESTS IN SUBSIDIARIES *(continued)*

Notes: (continued)

(d) *(continued)*

Company name	Place of incorporation/ registration and operations	Nominal value of issued and paid-up capital/ registered capital	Percentage of attributable equity interest held by Company	Group	Principal activities
Beijing Enterprises (Properties) Limited	British Virgin Islands/ Hong Kong	US$160	100	100	Property investment
Helken Industries Limited	Hong Kong	HK$2	100	100	Property investment
北京燕京中發生物技術有限公司 (Beijing Yanjing Zhong Fa Biochemical Technology Company Limited)	PRC/ Mainland China	RMB40,000,000	–	34.62†	Production and sale of biochemical products

† These entities are accounted for as subsidiaries by virtue of the Company's control over them.

* Shares of Yanjing Brewery are listed on the Shenzhen Stock Exchange.

Shares of Yanjing Huiquan are listed on the Shanghai Stock Exchange. The equity interest in Yanjing Huiquan held by Yanjing Brewery was diluted from 52.37% to 48.67% upon the completion of the share reform plan of Yanjing Huiquan in July 2006 as detailed in note 6 to the financial statements. Nevertheless, Yanjing Huiquan continues to be treated as a subsidiary of the Group as Yanjing Brewery has the power to control over more than half of the voting rights of Yanjing Huiquan by virtue of an agreement with an independent shareholder of Yanjing Huiquan. During the year ended 31 December 2007, further equity interest in Yanjing Huiquan was acquired by Yanjing Brewery and the effective equity interest in Yanjing Huiquan held by Yanjing Brewery was increased to 50.03% and Yanjing Brewery continues to be treated as a subsidiary of the Group.

Ω This entity is registered as a wholly-foreign-owned enterprise under the PRC Law.

δ Acquired/incorporated during the year.

During the year, the Group acquired the entire equity interest in Beijing Gas Group (BVI) Company Limited ("Beijing Gas BVI") from a then intermediate holding company of the Company. Further details of the acquisition are included in note 44(a) to the financial statements.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

22. INTERESTS IN JOINTLY-CONTROLLED ENTITIES

		Group		Company	
		2007	2006	**2007**	2006
	Notes	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Unlisted shares, at cost		–	–	**23,454**	–
Share of net assets	*(a)*	**3,280,333**	5,591	**–**	–
Due from jointly-controlled entities	*(b)*	**23,686**	500	**23,354**	338
Due to jointly-controlled entities	*(b)*	**(1,294)**	(4,170)	**–**	–
		3,302,725	1,921	**46,808**	338

Notes:

(a) The following tables illustrate the summarised financial information of the Group's jointly-controlled entities:

	2007	2006
	HK$'000	HK$'000
Share of the jointly-controlled entities' assets and liabilities		
Non-current assets	**5,538,755**	142
Current assets	**128,764**	5,912
Non-current liabilities	**(1,671,871)**	–
Current liabilities	**(712,508)**	(463)
Minority interests	**(2,807)**	–
Net assets	**3,280,333**	5,591
Share of the jointly-controlled entities' results		
Revenue	**782,152**	203,716
Other income	**2,591**	3,910
Total revenue	**784,743**	207,626
Total expenses	**(513,555)**	(211,959)
Profit/(loss) before tax	**271,188**	(4,333)
Tax	**(92,945)**	(626)
Profit/(loss) for the year	**178,243**	(4,959)
Attributable to:		
Continuing operations reported in the consolidated income statement	**178,243**	688
Discontinued operations – *note 12(a)*	**–**	(5,647)
	178,243	(4,959)

22. INTERESTS IN JOINTLY-CONTROLLED ENTITIES *(continued)*

Notes: (continued)

(b) The amounts due from/to jointly-controlled entities are unsecured, interest-free and have no fixed terms of repayment. The carrying amounts of these balances approximate to their fair values.

(c) Particulars of the principal jointly-controlled entity, which is acquired during the year and indirectly held by the Company, are as follows:

			Percentage of			
Company name	**Place of incorporation/ registration and operations**	**Nominal value of paid-up capital/ registered capital**	**Ownership interest attributable to the Group**	**Voting power**	**Profit sharing**	**Principal activity**
北京華油天然氣有限責任公司 (Beijing Hua You Natural Gas Company Limited) ("Hua You Company")	PRC/ Mainland China	RMB5,906,625,000	40	40	40	Provision of natural gas transmission services

During the year, the Group acquired a 40% equity interest in Hua You Company upon the acquisition of Beijing Gas BVI in June 2007. Further details of the acquisition are included in note 44(a) to the financial statements.

The table above lists the jointly-controlled entity of the Group which, in the opinion of the directors, principally affected the results of the Group for the year or formed a substantial portion of the net assets of the Group. To give details of other jointly-controlled entities would, in the opinion of the directors, result in particulars of excessive length.

23. INTERESTS IN ASSOCIATES

		Group		Company	
		2007	2006	**2007**	2006
	Notes	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Unlisted shares, at cost		**-**	-	**46,168**	46,168
Share of net assets	*(a)*	**832,291**	482,906	**-**	-
Due from associates	*(b)*	**15,278**	4,779	**4,146**	-
Due to associates	*(b)*	**(296)**	(1,826)	**-**	-
Goodwill on acquisition	*(c)*	**33,995**	33,995	**-**	-
		881,268	519,854	**50,314**	46,168

Notes:

(a) The following tables illustrate the summarised financial information of the Group's associates:

	2007	2006
	HK$'000	HK$'000
Share of the associates' assets and liabilities		
Property, plant and equipment	**247,179**	158,267
Other non-current assets	**298,052**	207,005
Current assets	**691,164**	469,928
Non-current liabilities	**(76,344)**	(49,418)
Current liabilities	**(296,798)**	(251,443)
Minority interests	**(30,962)**	(51,433)
Net assets	**832,291**	482,906
Share of the associates' results		
Revenue	**419,311**	186,820
Other income	**294,935**	57,446
Total revenue	**714,246**	244,266
Total expenses	**(449,843)**	(180,391)
Profit before tax	**264,403**	63,875
Tax	**(3,394)**	(244)
Profit for the year	**261,009**	63,631
Attributable to:		
Continuing operations reported in the consolidated income statement	**261,009**	64,644
Discontinued operations – *note 12(a)*	**-**	(1,013)
	261,009	63,631

23. INTERESTS IN ASSOCIATES *(continued)*

Notes: (continued)

(b) The amounts due from/to associates are unsecured, interest-free and have no fixed terms of repayment. The carrying amounts of these balances approximate to their fair values.

(c) The goodwill on acquisition included in the interests in associates of the Group as at 31 December 2007 represented the goodwill arose on acquisition of Beijing Development by the Group in prior years and was reclassified from goodwill of the Group when Beijing Development became an associate of the Group in December 2006.

(d) As detailed in note 2.4 to the financial statements, the Group applied the transitional provisions of HKFRS 3 that permitted goodwill in respect of acquisition of associates before 1 January 2001 to remain eliminated against the consolidated capital reserve.

The amount of goodwill remaining in consolidated capital reserve, arising on the acquisition of associates prior to 1 January 2001, was HK$74,236,000 (2006: HK$74,236,000) as at 31 December 2007. The amount of goodwill is stated at cost.

(e) Particulars of the principal associates are as follows:

			Percentage of			
Company name	Place of incorporation/ registration and operations	Nominal value of issued and paid-up capital/ registered capital	Ownership interest attributable to the Group	Voting power	Profit sharing	Principal activities
Beijing Development (Hong Kong) Limited Ω	Hong Kong	HK$681,481,150	40.45	40.45	40.45	Investment holding
Beijing Peking University WBL Biotech Co., Ltd. †	PRC/ Mainland China	RMB80,000,000	26.01	22.2	26.55	Production and sale of healthcare products
Biosino Bio-Technology and Science Incorporation ("BioSino") π	PRC/ Mainland China	RMB100,017,528	24.01	24.5	24.5	Production and sale of in-vitro diagnostic regent and pharmaceutical products
北京機電院高技術股份有限公司 (BMEI Co., Ltd.)*	PRC/ Mainland China	RMB135,872,209	38.27	38.27	38.27	Production and sale of mechanical and electrical equipment

Ω The interest in Beijng Development is indirectly held by the Company. Shares of Beijing Development are listed on the Main Board of the Stock Exchange. The fair value of the shares of Beijing Development held by the Group as at 31 December 2007, based on its then published price quotation, amounted to approximately HK$1,031,025,000.

23. INTERESTS IN ASSOCIATES *(continued)*

Notes: (continued)

(e) *(continued)*

† The interest in this associate is indirectly held by the Company.

π The interest in BioSino is indirectly held by the Company. H shares of BioSino are listed on the Growth Enterprise Market of the Stock Exchange. All of the shares of BioSino held by the Group are legal person shares and cannot be traded on any stock exchange. The directors do not consider it appropriate to disclose a value of the Group's investment in BioSino based on the published price quotation of BioSino's listed H shares as such information would be misleading.

* 23.44% and 14.83% equity interests of this associate are directly held by the Company and indirectly held by a wholly-owned subsidiary, respectively.

The above table lists the associates of the Group which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

24. AVAILABLE-FOR-SALE INVESTMENTS

	Group		Company	
	2007	2006	**2007**	2006
	HK$'000	HK$'000	**HK$'000**	HK$'000
Listed equity investments in Hong Kong, at fair value	**-**	250	**-**	250
Unlisted equity investments, at cost	**315,572**	443,434	**141,695**	141,187
	315,572	443,684	**141,695**	141,437
Impairment	**(25,148)**	(90,770)	**(9,198)**	(8,690)
	290,424	352,914	**132,497**	132,747

Notes:

(a) During the year ended 31 December 2006, the gross gain of the Group's available-for-sale investments recognised directly in the investment revaluation reserve amounted to HK$625,731,000 and the entire amount was removed from the investment revaluation reserve and recognised in the income statement in that year as part of the gain on disposal of interests in subsidiaries upon the disposal of Wangfujing.

24. AVAILABLE-FOR-SALE INVESTMENTS *(continued)*

Notes: (continued)

(b) Unlisted equity investments of the Group and the Company are not stated at fair value but at cost because they do not have a quoted market price in an active market, the range of reasonable fair value estimates is significant for these investments and the probabilities of the various estimates cannot be reasonably assessed.

During the year, the gain on disposal of available-for-sale investments stated at cost less any accumulated impairment losses recognised in the income statement amounted to HK$111,230,000 (2006: HK$47,676,000). The carrying amounts of these investments amounted to HK$93,060,000 (2006: HK$86,337,000) at the time of disposal.

25. RESTRICTED CASH AND PLEDGED DEPOSITS

	Group	
	2007	2006
	HK$'000	HK$'000
Restricted cash	**25,591**	–
Pledged deposits	**106,209**	61,505
Restricted cash and pledged deposits *(note 32)*	**131,800**	61,505
Portion classified as current assets	**(131,800)**	(59,305)
Non-current portion	**–**	2,200

Notes:

(a) Short term pledged bank balances of HK$63,206,000 (2006: HK$57,982,000) as at 31 December 2007 and long term pledged bank balances of HK$2,200,000 as at 31 December 2006 were pledged to secure certain trade finance facilities granted to the Group *(note 41)*.

(b) Short term pledged bank balances of HK$43,003,000 (2006: Nil) as at 31 December 2007 were pledged to banks to secure certain short term bank loans *(note 36(d))*.

(c) Short term pledged bank balances of HK$1,323,000 as at 31 December 2006 were pledged to secure certain construction contracts of the Group.

(d) The restricted cash represented the proceeds of a government surcharge collected by Beijing Gas, a subsidiary acquired by the Group during the year as further detailed in note 44(a) to the financial statements, from piped gas customers on behalf of 北京市發展和改革委員會 (the Beijing Municipal Commission of Development and Reform) (the "BMCDR") prior to 2003. The proceeds held on behalf of the BMCDR, which are deposited in a specific bank account of the Group, together with any interest earned therefrom, are repayable to the BMCDR *(note 42)*.

26. INVENTORIES

	Group 2007 HK$'000	2006 HK$'000
Raw materials	**2,046,595**	1,411,423
Work in progress	**160,313**	119,348
Finished goods	**135,351**	117,936
	2,342,259	1,648,707

27. AMOUNTS DUE FROM/TO CUSTOMERS FOR CONTRACT WORK

	Group 2007 HK$'000	2006 HK$'000
Amounts due from customers for contract work	**178**	–
Amounts due to customers for contract work	**(20,468)**	–
	(20,290)	–
Contract costs incurred plus recognised profits less recognised losses to date	**139,114**	–
Less: Progress billings received and receivable	**(159,404)**	–
	(20,290)	–

28. TRADE AND BILLS RECEIVABLES

	Group		Company	
	2007	2006	**2007**	2006
	HK$'000	HK$'000	**HK$'000**	HK$'000
Trade and bills receivables	**1,379,774**	510,637	**5,565**	2,982
Impairment *(note (b))*	**(259,335)**	(52,324)	**-**	-
	1,120,439	458,313	**5,565**	2,982

Notes:

(a) The various group companies have different credit policies, depending on the requirements of their markets and the businesses which they operate. Aged analyses of trade and bills receivables are prepared and closely monitored in order to minimise any credit risk associated with the receivables.

An aged analysis of the trade and bills receivables as at the balance sheet date, based on invoice date and net of impairment, is as follows:

	Group		Company	
	2007	2006	**2007**	2006
	HK$'000	HK$'000	**HK$'000**	HK$'000
Within one year	**1,036,039**	439,738	**5,565**	2,982
One to two years	**34,907**	8,485	**-**	-
Two to three years	**17,612**	5,139	**-**	-
Over three years	**31,881**	4,951	**-**	-
	1,120,439	458,313	**5,565**	2,982

28. TRADE AND BILLS RECEIVABLES

Notes: (continued)

(b) The movements in the provision for impairment of trade and bills receivables are as follows:

	Group		Company	
	2007	2006	**2007**	2006
	HK$'000	HK$'000	**HK$'000**	HK$'000
At 1 January	**52,324**	41,792	**-**	-
Acquisition of subsidiaries	**200,960**	-	**-**	-
Impairment during the year recognised in the income statement – *note 7*	**1,588**	15,838	**-**	-
Amount written off as uncollectible	**(7,458)**	-	**-**	-
Disposal of subsidiaries	**-**	(7,390)	**-**	-
Exchange realignment	**11,921**	2,084	**-**	-
At 31 December	**259,335**	52,324	**-**	-

The above provision for impairment of trade and bills receivables represented provision for individually impaired trade and bills receivables with an aggregate carrying amount of HK$285,398,000 (2006: HK$52,324,000). The individually impaired trade receivables relate to customers that were in financial difficulties or were in default or delinquency in principal payments and more or only a portion of the receivables is expected to be recovered. The Group does not hold any collateral or other credit enhancements over these balances.

The aged analysis of the trade and bills receivables that are not considered to be impaired is as follows:

	Group		Company	
	2007	2006	**2007**	2006
	HK$'000	HK$'000	**HK$'000**	HK$'000
Neither past due nor impaired	**933,482**	411,720	**-**	-
Less than 1 year past due	**102,557**	28,018	**2,583**	2,982
Due more than 1 year	**84,400**	18,575	**2,982**	-
	1,120,439	458,313	**5,565**	2,982

Receivables that were neither past due nor impaired relate to a large number of diversified customers for whom there was no recent history of default.

Receivables that were past due but not impaired relate to a number of independent customers that either have good track record with the Group or are in negotiation with the Group over the amounts or terms of repayment. Based on past experience, the directors of the Company are of the opinion that no provision for impairment is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The Group does not hold any collateral or other credit enhancements over these balances.

29. PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

		Group		Company	
		2007	2006	**2007**	2006
	Notes	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Prepayments		**33,234**	12,181	**261**	476
Deposits and other debtors	*(a)*	**1,415,929**	499,165	**97,747**	81,717
Due from holding companies	*30*	**194,443**	411,763	**844**	404,761
Due from fellow subsidiaries	*30*	**43,208**	26,010	**30,307**	26,010
Due from related companies	*30*	**89,478**	983,771	**6,688**	78,698
		1,776,292	1,932,890	**135,847**	591,662
Less:					
Impairment for deposits and other debtors		**(215,681)**	(101,335)	**(79,071)**	(80,653)
Impairment for due from related companies		**-**	(57,029)	**-**	-
	(b)	**(215,681)**	(158,364)	**(79,071)**	(80,653)
		1,560,611	1,774,526	**56,776**	511,009
Portion classified as current assets		**(1,538,517)**	(1,644,518)	**(56,776)**	(443,451)
Non-current portion		**22,094**	130,008	**-**	67,558

Notes:

(a) The Group's deposits and other debtors as at the balance sheet date included the following:

(i) an aggregate amount of HK$71,044,000 (2006: HK$101,472,000) paid in advance to related companies arising from purchases of raw materials in the ordinary course of business of the Group. The balances with the related companies are unsecured and interest-free.

(ii) the amortised cost of a loan advanced to 北京市八達嶺旅遊總公司 (Beijing Badaling Tourism Corporation) ("Badaling Tourism Corporation"), an independent third party, by the Group in March 2006. The amount, with an original principal of RMB64,000,000, bears interest at a rate of 3.5% per annum and is repayable in 16 equal quarterly instalments with the last instalment being due from repayment in 2010.

As at 31 December 2007, the outstanding loan to Badaling Tourism Corporation amounted to RMB37,094,000 (2006: RMB52,670,000) with a corresponding amortised cost of HK$38,350,000 (2006: HK$49,583,000), comprising the current and non-current portions of HK$16,256,000 (2006: HK$16,266,000) and HK$22,094,000 (2006: HK$33,317,000), respectively.

Interest income of HK$3,620,000 (2006: HK$1,728,000) was recognised in the consolidated income statement during the year ended 31 December 2007.

29. PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES *(continued)*

Notes: (continued)

(a) *(continued)*

(iii) an amount of HK$52,498,000 due from Ever Sincere Investment Limited ("Ever Sincere", a then related company), representing the outstanding cash consideration of HK$152,498,000 in respect of its acquisition of the Group's remaining 51% equity interest in Beijing Enterprises Ever Source Limited ("BEES") during the year, less impairment of HK$100,000,000. BEES had been deconsolidated as a result of an entrusted operation arrangement entered into between the Group and a related party during the year ended 31 December 2006. The amount due is wholly repayable on 31 August 2008. Further details of the deconsolidation and the disposal transaction in 2006 are set out in notes 45(b)(i) and 52(b) to the financial statements, respectively.

(b) The movements in the provision for impairment of other receivables are as follows:

	Group		Company	
	2007	2006	**2007**	2006
	HK$'000	HK$'000	**HK$'000**	HK$'000
At 1 January	**158,364**	94,180	**80,653**	48,293
Impairment/(reversal of impairment) during the year recognised in the income statement – *note 7*	**52,838**	94,226	**(4,392)**	32,360
Amount written off as uncollectible	**-**	(20,983)	**-**	-
Disposal of subsidiaries	**-**	(9,834)	**-**	-
Exchange realignment	**4,479**	775	**2,810**	-
At 31 December	**215,681**	158,364	**79,071**	80,653

The above provision for impairment of other receivables of the Group and the Company represented provision for individually impaired other receivables with an aggregate carrying amount of HK$289,162,000 (2006: HK$209,937,000) and HK$79,071,000 (2006: HK$80,653,000), respectively.

30. DUE FROM/TO HOLDING COMPANIES/FELLOW SUBSIDIARIES/ RELATED COMPANIES

The amounts due from/to holding companies, fellow subsidiaries and related companies are unsecured, interest-free and have no fixed terms of repayment, except for the following:

			At amortised cost			
	Notes	Total at cost HK$'000	Overdue HK$'000	Due within one year HK$'000	Due after one year HK$'000	Total HK$'000
At 31 December 2007:						
Due to the immediate holding company						
BE Group BVI	*(a)*	**589,422**	**-**	**578,643**	**-**	**578,643**
At 31 December 2006:						
Due from holding companies						
Beijing Holdings Limited	*(b)*	213,654	71,218	70,935	67,557	209,710
Beijing Holdings (BVI) Limited	*(b)*	165,785	31,050	128,352	-	159,402
		379,439	102,268	199,287	67,557	369,112
Due from a fellow subsidiary						
Canfort Investment Limited	*(b)*	26,733	11,457	14,552	-	26,009
Due from a related company						
Jason New Resources Holdings Limited ("Jason New")	*(c)*	78,810	15,378	30,588	29,133	75,099
Less: Impairment		(44,509)	(15,378)	(29,131)	-	(44,509)
		34,301	-	1,457	29,133	30,590

Notes:

(a) The amount due to BE Group BVI represented the outstanding cash consideration in respect of the acquisition of Beijing Gas BVI during the year. Further details of the acquisition, including the terms of repayment of the consideration, are set out in note 44(a) to the financial statements.

30. DUE FROM/TO HOLDING COMPANIES/FELLOW SUBSIDIARIES/ RELATED COMPANIES *(continued)*

Notes: (continued)

(b) The amounts due from Beijing Holdings Limited, Beijing Holdings (BVI) Limited and Canfort Investment Limited represented the outstanding cash considerations in respect of their acquisitions of the Group's equity interests in certain subsidiaries and jointly-controlled entities during the year ended 31 December 2005. The considerations were repayable in a number of instalments in accordance with the relevant sale and purchase agreements.

During the year, pursuant to a deed of set-off entered into between the Group and the relevant parties on 10 April 2007, the amounts due were offset against the consideration payable by the Company in respect of its acquisition of Beijing Gas BVI, details of which are set out in note 44(a) to the financial statements.

(c) The amount due from Jason New as at 31 December 2006 represented the outstanding cash consideration in respect of its acquisition of the Group's 36.78% equity interest in BEES during the year ended 31 December 2006. The total consideration was repayable in six instalments. Further details of the transaction are set out in note 52(b) to the financial statements.

During the year ended 31 December 2007, the amount due from Jason New was fully settled and the impairment loss previously made was fully reversed and credited to the income statement during the year.

The balances with related companies of the Group included in deposits and other debtors and trade and bills payables are disclosed in notes 29 and 41 to the financial statements, respectively.

31. FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	Group and Company	
	2007	2006
	HK$'000	HK$'000
Listed equity investments in Hong Kong	**39,250**	7,017
Unlisted fund	**–**	2,689
	39,250	9,706

32. CASH AND CASH EQUIVALENTS

	Group		Company	
	2007	2006	**2007**	2006
	HK$'000	HK$'000	**HK$'000**	HK$'000
Cash and bank balances	**4,536,911**	2,597,596	**11,956**	8,813
Cash equivalents	**89,834**	50,225	**49,024**	50,225
Time deposits	**3,577,539**	122,079	**3,496,556**	93,594
	8,204,284	2,769,900	**3,557,536**	152,632
Less: Restricted cash and pledged deposits - *note 25*	**(131,800)**	(61,505)	**–**	–
Cash and cash equivalents	**8,072,484**	2,708,395	**3,557,536**	152,632

At the balance sheet date, the cash and bank balances and time deposits of the Group denominated in RMB amounted to HK$4,416,892,000 (2006: HK$2,543,520,000). The RMB is not freely convertible into other currencies, however, under Mainland China's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business.

The bank balances and pledged deposits are deposited with creditworthy banks with no recent history of defaults.

33. SHARE CAPITAL

Shares

	Company 2007 HK$'000	2006 HK$'000
Authorised:		
2,000,000,000 ordinary shares of HK$0.10 each	**200,000**	200,000
Issued and fully paid:		
1,138,940,000 (2006: 622,500,000) ordinary shares of HK$0.10 (2006: HK$0.10) each	**113,894**	62,250

A summary of the movements in the Company's issued ordinary share capital during the years ended 31 December 2007 and 2006 is as follows:

	Notes	**Number of ordinary shares in issue**	**Issued capital** HK$'000	**Share premium account** HK$'000	**Total** HK$'000
At 1 January 2006, 31 December 2006 and 1 January 2007		622,500,000	62,250	4,839,497	4,901,747
Allotment of new ordinary shares for the acquisition of Beijing Gas BVI	*(a)*	411,250,000	41,125	12,173,000	12,214,125
Share placement	*(b)*	100,000,000	10,000	3,700,000	3,710,000
Share options exercised	*(c)*	5,190,000	519	88,574	89,093
Share issue expenses		–	–	(79,361)	(79,361)
At 31 December 2007		1,138,940,000	113,894	20,721,710	20,835,604

33. SHARE CAPITAL *(continued)*

Notes:

(a) Pursuant to a sale and purchase agreement (the "Beijing Gas Sales and Purchase Agreement") entered into between the Company, Beijing Enterprises Group, Beijing Gas, BE Group BVI and 北京北燃實業有限公司 (Beijing Beiran Enterprises Company Limited) on 10 April 2007 for the acquisition of Beijing Gas BVI, 411,250,000 ordinary shares of HK$0.1 each were issued as part of the consideration for the acquisition of Beijing Gas BVI. The fair value of these ordinary shares, determined by reference to the closing quoted market price of the Company's ordinary shares on the Stock Exchange at the date of acquisition of 29 June 2007, amounted to HK$12,214,125,000. Further details of the transaction are set out in note 44(a) to the financial statements.

(b) Pursuant to a placing agreement and a subscription agreement entered into between, where applicable, the Company, a substantial shareholder of the Company and three placing agents on 20 September 2007, 100,000,000 ordinary shares of the Company were allotted at a price of HK$37.1 per ordinary share to the substantial shareholder for a total cash consideration, before any issuance expenses, of HK$3,710,000,000.

(c) The subscription rights attaching to 4,890,000 and 300,000 share options were exercised at subscription prices of HK$12.55 and HK$20.6 per ordinary share, respectively, resulting in the issue of 5,190,000 ordinary shares of HK$0.1 each in total for a total cash consideration of HK$67,549,500. At the time when the share options were exercised, the fair value of these share option in an amount of HK$21,543,000 previously recognised in the share option reserve was transferred to the share premium account. Further details of the share options are set out in note 34 to the financial statements.

Share options

Details of the Company's share option scheme and the share options issued under the scheme are included in note 34 to the financial statements.

34. SHARE OPTION SCHEMES

The Company

The Company operates a share option scheme (the "Scheme") which became effective on 17 October 2005 and, unless otherwise cancelled or amended, will remain in force for 10 years from that date. The purpose of the Scheme is to attract and retain the best quality personnel of the Group for the development of the Group's operations; to provide additional incentives to employees, officers and directors of the Group; and to promote the long term financial success of the Company by aligning the interests of option holders to those of shareholders. The directors of the Company may, at their discretion, invite employees (including executive directors) and non-executive directors of the Company and any of its subsidiaries, to take up share options to subscribe for ordinary shares of the Company at HK$1 per grant of share options.

34. SHARE OPTION SCHEMES *(continued)*

The Company *(continued)*

The maximum number of unexercised share options currently permitted to be granted under the Scheme is an amount equivalent, upon their exercise, to 30% of the total number of ordinary shares of the Company in issue at any time. The total number of ordinary shares of the Company issued and to be issued upon exercise of share options (whether exercised or outstanding) in any 12-month period granted to any one person must not exceed 1% of the total number of ordinary shares of the Company in issue.

A share option granted under the Scheme is personal to the grantee and shall not be assignable or transferable.

The period during which a share option granted under the Scheme may be exercised will be determined by the directors at their discretion, save that no share option may be exercised later than 10 years after the grant date. No option may be granted more than 10 years after the date of approval of the Scheme.

The exercise price of the share options is determinable by the directors, but may not be less than the highest of (i) the closing price of the Company's ordinary shares on the Stock Exchange on the date of grant, which must be a trading day; (ii) the average closing price of the Company's ordinary shares on the Stock Exchange on the five trading days immediately preceding the date of grant of the share options; and (iii) the nominal value of an ordinary share of the Company.

The following share options were outstanding under the Scheme during the year:

		2007		2006	
	Notes	**Weighted average exercise price HK$ per share**	**Number of share options**	Weighted average exercise price HK$ per share	Number of share options
At 1 January	*(a)*	**12.55**	**5,900,000**	-	-
Granted during the year	*(b)*	**20.60**	**300,000**	12.55	5,900,000
Exercised during the year	*(c)*	**13.02**	**(5,190,000)**	-	-
At 31 December	*(d)*	**12.55**	**1,010,000**	12.55	5,900,000

34. SHARE OPTION SCHEMES *(continued)*

The Company *(continued)*

Notes:

(a) The outstanding share options as at 31 December 2007 and 2006 were granted on 19 July 2006 at an exercise price of HK$12.55 per ordinary share of the Company. The share options may be exercised in two portions, with the first portion (representing 80% of the total share options granted for each grantee) being vested on 19 January 2007 and exercisable at any time from that date; and the second portion (representing the remaining 20% of the total share options granted for each grantee) being vested and exercisable upon the Company's full satisfaction of performance appraisal at the end of the grantee's contracts with the Company, save that such date shall not be later than 18 July 2011. During the year ended 31 December 2007, the terms in respect of the second portion of the share options have been altered and such share options are exercisable at any time after six months from the date of grant.

(b) The estimated fair value of the 300,000 (2006: 5,900,000) share options granted during the year was HK$1,950,000 (2006: HK$23,600,000), which was fully recognised in the income statement employee share option benefits during the year ended 31 December 2007 (2006: HK$21,279,000). The fair value of the share options granted was estimated as at the date of grant using a binomial lattice model, taking into account the terms and conditions upon which the share options were granted. The following table lists the inputs to the model used for the year ended 31 December 2007:

- Share price as at the grant date of HK$20.6 (2006: HK$12.35) per ordinary share, which was the closing price of the Company's ordinary shares on the Stock Exchange on 2 May 2007 (2006: 19 July 2006);
- Risk-free rate of 4.054% (2006: 4.45%) per annum, which was the yield of the five-year Hong Kong Monetary Authority Exchange Fund Note in May 2007 (2006: July 2006);
- Expected annualised share price volatility of 30.89% (2006: 38.08%), of which reference was made to the volatility of the historical share price of the Company from 5 May 2002 to 4 May 2007 (2006: 19 July 2005 to 18 July 2006);
- Dividend yield of 0.9% (2006: 2.44%);
- Expected life of the share options of five years (2006: five years); and
- The second portion of the share options are exercisable at any time after six months from the grant.

The expected volatility reflects the assumption that the volatility for 12 months is indicative of future trends, which may not necessarily be the actual outcome.

In addition to the share options granted during the year ended 31 December 2007, HK$2,321,000 of employee share option benefits was recognised in the income statement during the year in respect of the share options granted during the year ended 31 December 2006 which vested during the year ended 31 December 2007.

34. SHARE OPTION SCHEMES *(continued)*

The Company *(continued)*

Notes: (continued)

(c) 5,190,000 share options were exercised during the year ended 31 December 2007. The weighted average closing price of the shares of the Company immediately before the dates on which the share options were exercised was HK$26.19.

(d) At 31 December 2007, the Company had 1,010,000 share options outstanding under the Scheme, which represented approximately 0.09% of the ordinary shares of the Company in issue at that date. The exercise in full of the remaining share options would, under the present capital structure of the Company, result in the issue of 1,010,000 additional ordinary shares of the Company and additional share capital of HK$101,000 and share premium of HK$12,574,500 (before any issuance expenses).

Beijing Development and CIT Development

Beijing Development and CIT Development, both ceased to be subsidiaries of the Company when Beijing Development became an associate of the Company in December 2006 as further detailed in note 5 to the financial statements, operated their own share option schemes. In the opinion of the directors, to give details of their share option schemes in these financial statements would result in particulars of excessive length.

35. RESERVES

(a) Group

(i) The amounts of the Group's reserves and the movements therein for the current and prior years are presented in the consolidated statement of changes in equity on pages 47 to 48 of the financial statements.

(ii) The PRC reserve funds are reserves set aside in accordance with the PRC Companies Law or the Law of the PRC on Joint Ventures Using Chinese and Foreign Investment as applicable to the Group's PRC subsidiaries, jointly-controlled entities and associates. None of the Group's PRC reserve funds as at 31 December 2007 were distributable in the form of cash dividends.

(iii) Certain amounts of goodwill arising on the acquisition of subsidiaries and associates in prior years remain eliminated against the consolidated capital reserve as further explained in notes 19(a) and 23(d) to the financial statements, respectively.

35. RESERVES *(continued)*

(b) Company

	Notes	Share premium account HK$'000	Share option reserve HK$'000	Retained profits HK$'000	Total HK$'000
At 1 January 2006		4,839,497	–	219,581	5,059,078
Profit for the year and total income and expense for the year	*13*	–	–	462,334	462,334
Equity-settled share option arrangements	*34*	–	21,279	–	21,279
Interim 2006 dividend	*14*	–	–	(62,250)	(62,250)
Proposed final 2006 dividend	*14*	–	–	(124,500)	(124,500)
At 31 December 2006 and 1 January 2007		4,839,497	21,279	495,165	5,355,941
Share issue expenses and total income and expense recognised directly in equity	33	(79,361)	–	–	(79,361)
Profit for the year	*13*	–	–	700,173	700,173
Total income and expense for the year		(79,361)	–	700,173	620,812
Issue of shares	33	15,873,000	–	–	15,873,000
Exercise of share options	*33(c)*	88,574	(21,543)	–	67,031
Equity-settled share option arrangements	*34*	–	4,271	–	4,271
Final 2006 dividend	*14*	–	–	(788)	(788)
Interim 2007 dividends	*14*	–	–	(227,706)	(227,706)
Proposed final 2007 dividends	*14*	–	–	(455,576)	(455,576)
At 31 December 2007		20,721,710	4,007	511,268	21,236,985

36. BANK AND OTHER BORROWINGS

	Group		Company	
	2007	2006	**2007**	2006
	HK$'000	HK$'000	**HK$'000**	HK$'000
Bank loans:				
Secured	**167,769**	112,061	**-**	-
Unsecured	**4,974,666**	1,621,484	**2,093,873**	243,600
	5,142,435	1,733,545	**2,093,873**	243,600
Other loans, unsecured	**781,165**	167,403	**-**	-
Total bank and other borrowings	**5,923,600**	1,900,948	**2,093,873**	243,600
Analysed into:				
Bank loans repayable:				
Within one year	**2,557,961**	1,297,038	**-**	243,600
In the second year	**184,243**	360,838	**-**	-
In the third to fifth years, inclusive	**2,368,822**	62,513	**2,093,873**	-
Beyond five years	**31,409**	13,156	**-**	-
	5,142,435	1,733,545	**2,093,873**	243,600
Other loans repayable:				
Within one year	**83,314**	36,912	**-**	-
In the second year	**47,979**	34,956	**-**	-
In the third to fifth years, inclusive	**158,150**	5,868	**-**	-
Beyond five years	**491,722**	89,667	**-**	-
	781,165	167,403	**-**	-
Total bank and other borrowings	**5,923,600**	1,900,948	**2,093,873**	243,600
Portion classified as current liabilities	**(2,641,275)**	(1,333,950)	**-**	(243,600)
Non-current portion	**3,282,325**	566,998	**2,093,873**	-

36. BANK AND OTHER BORROWINGS *(continued)*

Notes:

(a) The carrying amounts of the Group's and Company's bank and other borrowings are denominated in the following currencies:

	Group		Company	
	2007	2006	**2007**	2006
	HK$'000	HK$'000	**HK$'000**	HK$'000
HK$	**2,093,873**	243,600	**2,093,873**	243,600
RMB	**3,362,200**	1,642,687	**-**	-
Euro	**14,699**	-	**-**	-
US$	**452,828**	14,661	**-**	-
	5,923,600	1,900,948	**2,093,873**	243,600

(b) Included in the Group's bank and other loans of the Group at the balance sheet date are:

(i) amortised cost of interest-free loans of HK$125,965,000 (2006: HK$101,403,000) granted from related companies;

(ii) other loans of HK$35,256,000 (2006: HK$66,000,000) which bear interest at a rate of 6% (2006: 6%) per annum; and

(iii) certain bank and other loans, with an aggregate carrying amount of HK$647,953,000 (2006: Nil), that were utilising the proceeds from certain loans granted by three overseas governments and the Asian Development Bank to the PRC government and a number of loans from 北京市財政局 (Finance Bureau of Beijing) to finance certain of the Group's pipeline construction projects. Except for an interest-free amount of HK$13,310,000 (2006: Nil), these loans bear interest at rates of 2% to 6.8%. These loans were acquired by the Group upon the acquisition of Beijing Gas BVI during the year ended 31 December 2007 as further detailed in note 44(a) to the financial statements.

(c) HK$333,333,000 (2006: HK$185,000,000) of the Group's unsecured bank loans at the balance sheet date were guaranteed by the joint venture partners of certain of the Group's PRC subsidiaries or their associates and a jointly-controlled entity.

(d) Certain of the Group's bank loans are secured by mortgages over the Group's buildings and plant and machinery, and leasehold land with aggregate net carrying amounts at the balance sheet date of HK$114,297,000 (2006: HK$133,806,000) *(note 16(b))* and HK$51,073,000 (2006: Nil) *(note 18)*, respectively.

In addition, certain of the Group's secured bank loans as at the balance sheet date were secured by mortgages over certain of the Group's bank balances at that date of HK$43,003,000 (2006: Nil) in aggregate *(note 25(b))*.

36. BANK AND OTHER BORROWINGS *(continued)*

Notes: (continued)

(e) The bank loans of the Group and the Company include a five-year HK$2.1 billion syndicated loan facility obtained by the Company in 2007. The syndicated loan bears interest at HIBOR+0.285% and is fully repayable on 20 June 2012.

The loan agreement includes certain conditions imposing specific performance obligations on the Company's holding companies, among which are the following events which would constitute an event of default on the loan facility:

(i) If the beneficial interest of the Company ceases to be owned or controlled by Beijing Enterprises Group; and

(ii) If Beijing Enterprises Group ceases to be controlled and supervised by the Beijing Municipal Government.

Within the best knowledge of the directors, none of the above events took place during the year and as at the date of approval of these financial statements.

37. CONVERTIBLE BONDS

On 16 October 2002, Yanjing Brewery, a subsidiary held indirectly as to 43.28% by the Company as at 31 December 2007 (2006: 43.28%), issued at face value five year 1.2% convertible bonds (the "Convertible Bonds") in an aggregate principal amount of RMB700,000,000 with a face value of RMB100 each.

The Convertible Bonds are convertible, at the option of the bondholders, into fully-paid ordinary shares of Yanjing Brewery at an original conversion price of RMB10.59 per share, which was adjusted to RMB7.06 per share as a result of a bonus issue made by Yanjing Brewery during the year ended 31 December 2005 and is subject to further adjustments in certain events. The conversion period for the Convertible Bonds is from 16 October 2003 to 16 October 2007 (the "Conversion Period"), both dates inclusive. Unless previously redeemed, converted or purchased and cancelled, the Convertible Bonds are redeemable at face value at the end of the Conversion Period, together with any accrued interest.

37. CONVERTIBLE BONDS *(continued)*

Yanjing Brewery has the right to redeem the Convertible Bonds, in whole or in part, during the Conversion Period, at a redemption price of RMB102 each, subject to adjustments in certain events, when the closing price of the ordinary shares of Yanjing Brewery is higher than the then conversion price of the Convertible Bonds by more than 30% for 20 consecutive days. On the other hand, the bondholders have the right to have Yanjing Brewery redeem the Convertible Bonds at the redemption price, subject to adjustments in certain events, when the closing price of ordinary shares of Yanjing Brewery is lower than the then conversion price of the Convertible Bonds by more than 30% for 20 consecutive days.

The Convertible Bonds are guaranteed by the Company, which was approved by the shareholders of the Company in an extraordinary general meeting held on 11 April 2002. 北京燕京啤酒集團公司 (Beijing Yanjing Beer Group Company) ("Yanjing Beer Group"), which has a beneficial interest in Yanjing Brewery, has undertaken to counter-indemnify the Company in respect of any contingencies arising from the portion of the guarantee exceeding the Company's effective proportional equity interest of 43.28% in Yanjing Brewery.

The fair value of the liability component of the Convertible Bonds was estimated at the issuance date using an equivalent market interest rate for a similar bond without a conversion option. The equity component of the Convertible Bonds is not material to the Group and accordingly, the whole amount of the Convertible Bonds was accounted for as a financial liability of the Group.

During the year ended 31 December 2007, 325 units (2006: 5,702,748 units) of the Convertible Bonds issued by Yanjing Brewery with an aggregate principal amount of approximately HK$334,000 (2006: HK$569,863,000) were exercised by certain bondholders in exchange for ordinary shares of Yanjing Brewery at a conversion price of RMB7.06 per share (2006: RMB7.06 per share). The remaining 139 units of the Convertible Bonds with an aggregate principal amount of approximately HK$143,000 were redeemed at the end of the Conversion Period during the year. The conversion of the Convertible Bonds during the year ended 31 December 2007 did not have a diluting effect on the Company's effective interest in Yanjing Brewery and no gain or loss on deemed disposal had been recognised in the consolidated income statement. During the year ended 31 December 2006, the Company's effective equity interest in Yanjing Brewery, as a result of the conversion of the Convertible Bonds, was diluted to 50.47% and a gain on deemed disposal of HK$141,341,000 had been recognised in the consolidated income statement during that year *(note 5)*.

38. DEFINED BENEFITS PLANS

Certain employees of Beijing Gas, a subsidiary acquired by the Group during the year as further detailed in note 44 to the financial statements, can enjoy retirement benefits after retirement such as supplementary medical reimbursement, allowance and beneficiary benefits pursuant to certain of its defined benefits plans.

The following tables summarise the components of the net benefits expense recognised in the consolidated income statement of the defined benefits plans of the Group and the amounts recognised in the consolidated balance sheet for the respective plans:

(a) Net benefits expenses (recognised in administrative expenses)

Group

	2007				
	Supplemental post-retirement medical reimbursement plan HK$'000	Supplemental post-retirement allowance and beneficiary benefits plans HK$'000	Internal retirement benefits plan HK$'000	Total HK$'000	2006 Total HK$'000
Current service cost	4,389	1,628	176	6,193	-
Interest cost on benefits obligations	2,736	1,313	-	4,049	-
Net actuarial loss recognised in the year	637	6	-	643	-
Net benefits expenses	7,762	2,947	176	10,885	-

38. DEFINED BENEFITS PLANS *(continued)*

(b) Benefits liabilities

Group

	2007				
	Supplemental post-retirement medical reimbursement plan HK$'000	Supplemental post-retirement allowance and beneficiary benefits plans HK$'000	Internal retirement benefits plan HK$'000	Total HK$'000	2006 Total HK$'000
Defined benefits obligations	120,364	64,036	366	184,766	-
Unrecognised actuarial gains	24,844	14,466	-	39,310	-
Total benefits liabilities	145,208	78,502	366	224,076	-
Portion classified as current liabilities included in other payables and accruals *(note 42)*				(304)	-
Non-current portion				223,772	-

38. DEFINED BENEFITS PLANS *(continued)*

(c) Changes in the present values of the defined benefits obligations

Group

	Supplemental post-retirement medical reimbursement plan HK$'000	Supplemental post-retirement allowance and beneficiary benefits plans HK$'000	Internal retirement benefits plan HK$'000	Total HK$'000
At 1 January 2006, 31 December 2006 and at 1 January 2007	–	–	–	–
Acquisition of subsidiaries – *note 44*	137,728	69,619	177	207,524
Current service cost	4,389	1,628	–	6,017
Present value of benefits obligations for new participants of internal retirement plan during the year	–	–	176	176
Interest cost	2,736	1,313	–	4,049
Benefits paid	(39)	(108)	–	(147)
Actuarial gains on obligations	(29,123)	(10,908)	–	(40,031)
Exchange realignment	4,673	2,492	13	7,178
At 31 December 2007	120,364	64,036	366	184,766

38. DEFINED BENEFITS PLANS *(continued)*

(d) Principal assumptions

The above obligations were determined based on actuarial valuations performed by an independent actuary, Towers Perrin, using the projected unit credit method. The material actuarial assumptions used in determining the defined benefits obligations for the Group's plans are as follows:

	2007
Discount rate	**4.75%**
Salary increase rate of internal retirees	**4.50%**
Average salary increase rate of Beijing city	**15.00%**
Healthcare cost inflation rate	**8.00%**

Assumed healthcare cost inflation rates have a significant effect on the amounts recognised in the consolidated income statement. A one percentage point change in assumed healthcare cost inflation rates would have the following effects:

Group

	Increase/ (decrease) 2007 HK$'000
Effect on the aggregate of the service cost and interest cost:	
One percentage point increase	**2,188**
One percentage point decrease	**(1,532)**
Effect on the defined benefits obligations:	
One percentage point increase	**41,983**
One percentage point decrease	**(30,062)**

39. OTHER LONG TERM LIABILITIES

	Group 2007 HK$'000	2006 HK$'000
Deferred income *(note)*	**121,834**	–
Others	**14,856**	21,570
	136,690	21,570

Note: Deferred income of the Group represented subsidies received from third parties and government authorities in respect of certain projects for the construction of the Group's gas pipelines in Beijing for delivery of natural gas. The subsidies are interest-free and not required to be repaid, and are recognised in the consolidated income statement on the straight-line basis over the expected useful life to the relevant asset.

40. DEFERRED TAX

Net deferred tax assets/(liabilities) recognised in the consolidated balance sheet are as follows:

Group

	2007 HK$'000	2006 HK$'000
Deferred tax assets	**161,227**	663
Deferred tax liabilities	**(49,354)**	(20,512)
	111,873	(19,849)

40. DEFERRED TAX *(continued)*

The components of deferred tax assets and liabilities and the movements during the year are as follows:

Group

	Notes	Revaluation of properties HK$'000	Fair value adjustments arising from acquisition of subsidiaries HK$'000	Depreciation allowances in excess of related depreciation HK$'000	Investment revaluation HK$'000	Impairment and provision HK$'000	Derecognition of property, plant and equipment HK$'000	Provision of bonus and defined benefits plans HK$'000	Net deferred tax assets/ (liabilities) HK$'000
At 1 January 2006		(3,370)	(137,746)	543	-	39,818	-	-	(100,755)
Acquisition of subsidiaries	*44*	-	(50)	-	-	-	-	-	(50)
Deferred tax credited/(charged) to the income statement during the year	*11*	-	(1,244)	3,137	-	(23,147)	-	-	(21,254)
Deferred tax debited to equity during the year		-	-	-	(206,491)	-	-	-	(206,491)
Disposal of subsidiaries	*45(a)*	3,505	143,371	(23,084)	211,860	(10,601)	-	-	325,051
Deconsolidation of subsidiaries	*45(b)*	-	-	-	-	(6,178)	-	-	(6,178)
Exchange realignment		(135)	(5,543)	104	(5,369)	771	-	-	(10,172)
At 31 December 2006 and 1 January 2007		-	(1,212)	(19,300)	-	663	-	-	(19,849)
Acquisition of subsidiaries	*44*	-	(14,887)	-	-	60,082	27,298	68,009	140,502
Deferred tax charged to the income statement during the year, due to the effect of changes in tax rate	*11*	-	-	(15,119)	-	-	-	-	(15,119)
Deferred tax credited/(charged) to the income statement during the year	*11*	-	-	3,696	(64)	1,927	-	(3,057)	2,502
Exchange realignment		-	(687)	(1,781)	-	2,564	1,108	2,633	3,837
At 31 December 2007		-	(16,786)	(32,504)	(64)	65,236	28,406	67,585	111,873

40. DEFERRED TAX *(continued)*

At 31 December 2007, deferred tax assets have not been recognised in respect of unused tax losses of HK$704,019,000 (2006: HK$572,885,000) as they have arisen in the Company and certain subsidiaries that have been loss-making for some time and it is not probable that taxable profits will be available against which such tax losses can be utilised. Out of this amount, the unrecognised tax losses of HK$668,425,000 (2006: HK$569,412,000) will expire in one to five years.

At 31 December 2007, there was no significant unrecognised deferred tax liability (2006: Nil) for taxes that would be payable on the unremitted earnings of certain of the Group's subsidiaries, jointly-controlled entities or associates as the Group has no liability to additional tax should such amounts be remitted.

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

41. TRADE AND BILLS PAYABLES

An aged analysis of the Group's trade and bills payables as at the balance sheet date, based on invoice date, is as follows:

	2007	2006
	HK$'000	HK$'000
Within one year	**1,334,249**	709,773
One to two years	**392,436**	15,451
Two to three years	**3,947**	1,948
Over three years	**6,931**	6,443
	1,737,563	733,615

Included in the Group's trade and bills payables at the balance sheet date are amounts of HK$341,941,000 (2006: HK$240,986,000) and HK$8,577,000 (2006: Nil) due to related companies and a jointly-controlled entity, respectively, arising from transactions carried out in the ordinary course of business of the Group. The balances are unsecured, interest-free and are repayable within credit periods similar to those offered by the related companies to their major customers.

Certain of the Group's bills payables as at the balance sheet date are secured by mortgages over certain of the Group's bank balances with an aggregate amount of HK$63,206,000 (2006: HK$60,182,000) *(note 25(a))*.

42. OTHER PAYABLES AND ACCRUALS

		Group		Company	
		2007	2006	**2007**	2006
	Notes	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Accruals		**111,479**	210,190	**62,329**	46,715
Defined benefits plans – current portion	*38(b)*	**304**	–	–	–
Other liabilities	*30*	**3,534,327**	791,426	**14,934**	16,187
Due to the immediate holding company	*30*	**578,643**	–	**578,643**	–
Due to a fellow subsidiary	*30*	**8,523**	9,968	**8,523**	9,968
Due to related companies	*30*	**59,212**	24,556	**23,982**	699
		4,292,488	1,036,140	**688,411**	73,569

Included in other liabilities at the balance sheet date is an amount of HK$25,591,000 (2006: Nil) payable to the BMCDR in respect of a government surcharge collected on its behalf by the Group, further details of which are set out in note 25(d) to the financial statements.

Also included in other liabilities are construction project costs of approximately HK$82,462,000 (2006: Nil) payable to certain fellow subsidiaries of the Group. The balances with the fellow subsidiaries are unsecured, interest-free, and have no fixed terms of repayment. The carrying amounts of these balances approximate to their fair values.

43. TAXES PAYABLE

	Group		Company	
	2007	2006	**2007**	2006
	HK$'000	HK$'000	**HK$'000**	HK$'000
Income/profits tax	**528,064**	354,492	–	–
Consumption tax	**121,987**	101,708	–	–
Value-added tax	**158,161**	63,425	–	–
Business tax	**2,688**	1,897	–	–
Others	**47,210**	29,576	**9,681**	8,272
	858,110	551,098	**9,681**	8,272

44. BUSINESS COMBINATIONS

Except for property, plant and equipment with a carrying amount of HK$8,094,388,000 immediately before the acquisition, the fair values of the identifiable assets and liabilities of the subsidiaries acquired during the year as at their respective dates of acquisition have no significant differences from their respective carrying amounts, and are set out as follows:

	Notes	**2007** **HK$'000** *(note (a))*	2006 HK$'000 *(note (b))*
Net assets acquired:			
Property, plant and equipment	*16*	**8,153,935**	87,449
Prepaid land premiums	*18*	**428,289**	169,949
Other intangible assets	*20*	**10,350**	–
Interests in a jointly-controlled entity		**2,732,095**	–
Deferred tax assets	*40*	**155,389**	–
Inventories		**34,436**	9,612
Amounts due from customers for contract work		**432**	–
Trade and bills receivables		**641,589**	5,673
Prepayments, deposits and other receivables		**285,512**	221,634
Restricted cash and pledged deposits		**31,262**	–
Cash and bank balances		**502,443**	70,696
Trade and bills payables		**(733,143)**	(48,356)
Amounts due to customers for contract work		**(15,378)**	–
Other payables and accruals		**(1,885,531)**	(193,270)
Taxes payable		**(131,849)**	(1,577)
Bank and other borrowings		**(672,890)**	(19,493)
Defined benefits plans	*38(c)*	**(204,584)***	–
Other long term liabilities		**(22,028)**	–
Deferred tax liabilities	*40*	**(14,887)**	(50)
Minority interests		**(9,432)**	–
		9,286,010	302,267
Goodwill on acquisition	*19*	**6,982,580**	–
		16,268,590	302,267

* *Included in the amount are defined benefits obligations of HK$207,524,000 and unrecognised actuarial losses of HK$2,940,000.*

44. BUSINESS COMBINATIONS *(continued)*

	Note	2007 HK$'000 *(note (a))*	2006 HK$'000 *(note (b))*
Satisfied by:			
Cash		**4,000,100**	302,267
Allotment of new ordinary shares as consideration	33	**12,214,125**	–
Costs associated with the acquisitions		**99,853**	–
Fair value adjustment of cash consideration		**(45,488)**	–
		16,268,590	302,267
Profit for the year since acquisition		**339,202**	3,149

An analysis of the net outflow of cash and cash equivalents in respect of the acquisition of subsidiaries is as follows:

	2007 HK$'000	2006 HK$'000
Cash and bank balances acquired	**502,443**	70,696
Cash consideration, at fair value	**(3,954,612)**	(302,267)
Set-off against current accounts with fellow subsidiaries	**998,506**	–
Amortised cost of outstanding cash consideration:		
Increase in fair value of cash consideration arising from the passage of time	**(34,708)**	–
At end of year	**578,643**	–
Cash paid to costs associated with the acquisition	**(99,853)**	–
Net outflow of cash and cash equivalents in respect of the acquisition of subsidiaries	**(2,009,581)**	(231,571)

44. BUSINESS COMBINATIONS *(continued)*

Notes:

(a) Pursuant to the Beijing Gas Sale and Purchase Agreement dated 10 April 2007, the Company agreed to purchase the entire issued share capital of Beijing Gas BVI from BE Group BVI at HK$11,600,000,000, which is payable as to HK$4,000,100,000 by way in cash and as to the balance of HK$7,599,900,000 by way of issuance of 411,250,000 ordinary shares of the Company at a price of HK$18.48 per share. The cash consideration was to be settled in two instalments, with the first instalment of HK$3,000,000,000 being payable upon completion of the acquisition and the final instalment of HK$1,000,100,000 being due for settlement on or 30 June 2008 or such other date as the Company and BE Group BVI may agree.

Beijing Gas BVI is an investment holding company which holds a 100% equity interest in Beijing Gas, a company incorporated in the PRC. Beijing Gas and its subsidiaries engage in (i) the distribution and sale of piped natural gas in Beijing; (ii) the provision of gas technology consultation and development services and surveying and plotting of underground construction projects; and (iii) the construction and installation of gas pipelines and related equipment and the provision of repair and maintenance services.

Approval of the acquisition transaction from the shareholders of the Company was obtained on 17 May 2007 and the transaction was completed on 29 June 2007. Beijing Gas BVI became a wholly-owned subsidiary of the Company since then. The fair value of the 411,250,000 ordinary shares of the Company at the date of acquisition of 29 June 2007, determined based on the then closing quoted market price of the Company's ordinary shares on the Stock Exchange, amounted to HK$12,214,125,000 and was treated as a part of the Group's costs of acquisition of BE Group BVI.

Pursuant to a deed of set-off entered into between the Company, Beijing Enterprises Group and certain subsidiaries of Beijing Enterprises Group on 10 April 2007, Beijing Enterprises Group agreed that HK$998,506,000 of the first instalment of the cash consideration payable by the Company in respect of the acquisition could be offset against certain of the Group's amounts due from certain subsidiaries of Beijing Enterprises Group. The remaining balance of the first instalment of the cash consideration of HK$2,001,494,000 payable upon completion of the acquisition has fully repaid during the year. In addition, out of the final instalment of the cash consideration of HK$1,000,100,000 which is due for settlement on or before 30 June 2008, HK$410,678,000 has been settled by the Group during the year.

In respect of the purchase price allocation, the directors of the Company have considered the fair value of the piped gas operating concession at the date of acquisition and concluded it could not be measured reliably as there is no history or evidence of exchange transactions for the same. Accordingly, the piped gas operating concession was not recognised separately from goodwill for the purpose of the purchase price allocation in respect of the acquisition of Beijing Gas BVI.

In addition, the purchase price allocation set out above is still preliminary, pending the confirmation of the tax basis of the underlying assets from the relevant tax bureau in Mainland China.

44. BUSINESS COMBINATIONS *(continued)*

Notes: (continued)

(b) Pursuant to an equity transfer agreement dated 28 August 2006 entered into between Wangfujing and 北京王府井東安集團有限責任公司 (Beijing Wangfujing Dongan Group Co., Ltd.) ("Dongan Group", a related company in which the legal representative is a director of the Company), Wangfujing acquired a 100% equity interest in 北京長安商場有限責任公司 (Changan Department Store Company Limited) ("Chang An", a company operates a department store in Beijing, the PRC) from Dongan Group at a cash consideration of RMB310,128,000 (approximately HK$302,267,000). The acquisition was completed on 18 October 2006. Chang An ceased to be a subsidiary of the Group upon the disposal of Wangfujing by the Group during the year ended 31 December 2006 as detailed in note 12 to the financial statements.

Had the above business combinations taken place at the beginning of the year, the Group's profit for the year, profit from continuing operations and profit from discontinued operations for the year ended 31 December 2007 would have been HK$1,900,526,000 (2006: HK$338,668,000), HK$1,819,699,000 (2006: HK$100,216,000) and HK$80,827,000 (2006: HK$238,452,000) respectively, and the Group's revenue (comprising turnover and other income and gains, net), revenue from continuing operations and revenue from discontinued operations for the year would have been HK$15,594,446,000 (2006: HK$14,992,873,000), HK$15,513,619,000 (2006: HK$7,541,350,000) and HK$80,827,000 (2006: HK$7,451,523,000), respectively.

45. DISPOSAL AND DECONSOLIDATION OF SUBSIDIARIES

(a) Disposal of subsidiaries

	Notes	2007 HK$'000	2006 HK$'000
Net assets disposed of:			
Property, plant and equipment	16	–	1,369,263
Investment properties	17	–	148,640
Prepaid land premiums	18	–	281,597
Goodwill	19	–	35,901
Interests in jointly-controlled entities		–	152,311
Interests in associates		–	123,213
Available-for-sale investments		–	1,070,578
Pledged deposits		–	16,602
Deferred tax assets	40	–	30,815
Properties held for sale		–	278,903
Inventories		–	157,236
Trade and bills receivables		–	60,488
Prepayments, deposits and other receivables		–	165,232
Tax recoverable		–	7,929
Cash and bank balances		–	1,261,864
Trade and bills payables		–	(889,074)
Other payables and accruals		–	(1,275,198)
Taxes payable		–	(197,168)
Bank and other borrowings		–	(143,497)
Other long term liabilities		–	(18,259)
Deferred tax liabilities	40	–	(355,866)
Minority interests		–	(1,151,289)
		–	1,130,221
Exchange fluctuation reserve realised		–	(61,651)
Investment revaluation reserve realised		–	(210,039)
Gain on disposal of interests in subsidiaries, net	4	**80,827**	141,469
		80,827	1,000,000
Satisfied by cash consideration, at fair value		**80,827**	1,000,000

45. DISPOSAL AND DECONSOLIDATION OF SUBSIDIARIES *(continued)*

(a) Disposal of subsidiaries *(continued)*

An analysis of the net inflow/(outflow) of cash and cash equivalents in respect of the disposal of subsidiaries is as follows:

	2007	2006
	HK$'000	HK$'000
Cash and bank balances disposed of	**-**	(1,261,864)
Cash consideration, at fair value	**80,827**	1,000,000
Amortised cost of outstanding cash consideration:		
At beginning of year	**235,719**	319,543
Increase in fair value of cash consideration arising from the passage of time	**4,381**	9,587
Offset against the cash consideration payable to BE Group BVI for the acquisition of Beijing Gas BVI – *note 44(a)*	**(240,386)**	–
(Impairment)/reversal of impairment	**5,640**	(32,360)
Exchange realignment	**2,197**	11,687
At end of year	**(8,205)**	(235,719)
Net inflow/(outflow) of cash and cash equivalents in respect of the disposal of subsidiaries	**80,173**	(189,126)

45. DISPOSAL AND DECONSOLIDATION OF SUBSIDIARIES *(continued)*

(b) Deconsolidation of subsidiaries

	Notes	2007 HK$'000	2006 HK$'000
Net assets deconsolidated:			
Property, plant and equipment	16	-	87,554
Investment properties	17	-	48,390
Prepaid land premiums	18	-	14,675
Goodwill	19	-	123,019
Other intangible assets	20	-	17,187
Interests in jointly-controlled entities		-	58,318
Interests in associates		-	6,827
Available-for-sale investments		-	1,160
Deferred tax assets	40	-	6,178
Inventories		-	111,925
Amounts due from customers for contract work		-	30,371
Trade and bills receivables		-	356,623
Prepayments, deposits and other receivables		-	196,966
Financial assets at fair value through *profit or loss*		-	10,922
Pledged deposits		-	22,096
Cash and bank balances		-	343,086
Trade and bills payables		-	(146,504)
Amounts due to customers for contract work		-	(50,504)
Other payables and accruals		-	(223,732)
Taxes payable		-	(6,408)
Bank and other borrowings		-	(254,026)
Minority interests		-	(454,807)
		-	299,316
Reclassification to available-for-sale investments from interests in subsidiaries – *note 45(b)(i)*		-	82,794
Reclassification to interests in associates from interests in subsidiaries – *note 45(b)(ii)*		-	216,522
		-	299,316

45. DISPOSAL AND DECONSOLIDATION OF SUBSIDIARIES *(continued)*

(b) Deconsolidation of subsidiaries *(continued)*

An analysis of the net outflow of cash and cash equivalents in respect of the deconsolidation of subsidiaries is as follows:

	2007 **HK$'000**	2006 HK$'000
Cash and bank balances deconsolidated and net outflow of cash and cash equivalents in respect of the deconsolidation of subsidiaries	–	(343,086)

The subsidiaries which were deconsolidated during the year ended 31 December 2006 comprised BEES and its subsidiaries (the "Eversource Group") and Beijing Development and its subsidiaries. The reasons giving rise to the deconsolidation of these subsidiaries are set out as follows:

(i) On 19 October 2006, Beijing Enterprises Treasury Company Limited ("BJ Treasury"), a wholly-owned subsidiary of the Company and the immediate holding company of BEES, and Mr. Xu Shengheng ("Mr. Xu"), a director and substantial shareholder of BEES, entered into an entrusted operating agreement (the "Entrusted Operating Agreement"), pursuant to which, Mr. Xu has been granted by BJ Treasury a right to operate and manage the geothermal energy system business undertaken by the Eversource Group for a period of three years from 1 January 2006 to 31 December 2008 (the "Entrusted Period"). During the Entrusted Period, the Group subordinated all its power over operating and financial polices and its entitlement to dividends, if any, of the Eversource Group to Mr. Xu whereas Mr. Xu shall be solely responsible for all profits and losses of the Eversource Group and pay a fixed fee of RMB12,516,000 (approximately HK$12,516,000) per annum to the Group. The Group lost its control over the Eversource Group upon the commencement of the entrusted operating arrangement on 1 January 2006 as it no longer has the power to govern the daily operating and financial policies of the Eversource Group from that day onwards. Accordingly, the Group deconsolidated the Eversource Group effective from 1 January 2006 and its then carrying amount of HK$82,794,000 was reclassified as an available-for-sale investment of the Group.

(ii) As detailed in note 5 to the financial statements, the Group's equity interest in Beijing Development was diluted from 55.81% to 46.57% and Beijing Development ceased to be a subsidiary of the Company and became an associate of the Company thereafter and, at which time the Group deconsolidated Beijing Development and its subsidiaries.

46. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

Major non-cash transactions

Apart from the transactions detailed in notes 5, 6, 37 and 45 to the financial statements, the Group had no major non-cash transactions of investing and financing activities during the years ended 31 December 2007 and 2006.

47. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's principal financial instruments comprise bank and other loans and cash and bank balances. The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various other financial assets and liabilities such as trade and bills receivables, deposits and other receivables, trade and bills payables, accruals and other payables and amounts due from/to holding companies, fellow subsidiaries and related parties, which arise directly from its operations.

The main risks arising from the Group's financial instruments are interest rate risk, foreign currency risk, credit risk and liquidity risk. The board of directors reviews and agrees policies for managing each of these risks and they are summarised below.

Interest rate risk

Interest rate risk is the risk that the value and the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group is exposed to both fair value and cash flow rate risks. The Group's exposure to market risk for changes in interest rates relates primarily to the Group's long term debt obligations.

Banks loans, convertible bonds, cash and short term deposits are stated at amortised cost and not revalued on a periodic basis. Floating rate interest income and expenses are credited/charged to the income statement as earned/incurred.

47. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES *(continued)*

Interest rate risk *(continued)*

The following tables set out the carrying amounts, by maturity, of the Group's financial instruments as at the balance sheet date that are exposed to interest rate risk:

At 31 December 2007

	Within 1 year HK$'000	More than 1 year but less than 2 years HK$'000	More than 2 years but less than 3 years HK$'000	More than 3 years but less than 4 years HK$'000	More than 4 years but less than 5 years HK$'000	More than 5 years HK$'000	Total HK$'000	Effective interest rate %
Floating rate:								
Restricted cash and pledged deposits	115,988	-	-	-	-	-	115,988	0.72
Cash and cash equivalents	4,510,757	-	-	-	-	-	4,510,757	0.72
Bank and other borrowings	(740,215)	(42,973)	(23,818)	(26,260)	(2,122,824)	(305,474)	(3,261,564)	5.68
Fixed rate:								
Restricted cash and pledged deposits	15,812	-	-	-	-	-	15,812	3.3
Cash and cash equivalents	3,561,727	-	-	-	-	-	3,561,727	3.3
Bank and other borrowings	(1,896,349)	(186,627)	(293,465)	(26,371)	(26,371)	(93,578)	(2,522,761)	4.82

At 31 December 2006

	Within 1 year HK$'000	More than 1 year but less than 2 years HK$'000	More than 2 years but less than 3 years HK$'000	More than 3 years but less than 4 years HK$'000	More than 4 years but less than 5 years HK$'000	More than 5 years HK$'000	Total HK$'000	Effective interest rate %
Floating rate:								
Restricted cash and pledged deposits	38,636	2,200	-	-	-	-	40,836	0.72
Cash and cash equivalents	2,606,985	-	-	-	-	-	2,606,985	0.81
Bank and other borrowings	-	(210,000)	(10,000)	-	-	-	(220,000)	5.23
Fixed rate:								
Restricted cash and pledged deposits	20,669	-	-	-	-	-	20,669	1.71
Cash and cash equivalents	101,410	-	-	-	-	-	101,410	2.59
Bank and other borrowings	(1,330,038)	(183,838)	(50,837)	(838)	(838)	(13,156)	(1,579,545)	5.16
Convertible bonds	-	(464)	-	-	-	-	(464)	1.20

47. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES *(continued)*

Interest rate risk *(continued)*

At 31 December 2007, it is estimated that a general decrease/increase of 100 basis points in interest rate of average balances of bank and other loans and bank balances during the year, with all other variables held constant, would increase/decrease the Group's profit before tax by approximately HK$18,965,000 (2006: HK$23,658,000).

The sensitivity analysis above has been determined assuming that the change in interest rates had occurred at the balance sheet date and had been applied to the exposure to interest rate risk for non-derivative financial instruments in existence at that date. The 100 basis point decrease or increase represents management's assessment of a reasonably possible change in interest rates over the period until the next annual balance sheet date. The analysis performed on the same basis for 2006.

Foreign currency risk

Foreign currency risk is the risk that the value of a financial instrument will fluctuate because of changes in foreign exchange rates. As a result of its significant investment operations in Mainland China, the Group's balance sheet can be affected significantly by movements in the RMB/HK$ exchange rate.

The following table demonstrates the sensitivity to a reasonably possibility change in RMB/HK$ exchange rate, which all other variables held constant, of the Group's profit before tax and the Group's equity due to change in the bank balance denominated to RMB.

	Increase/ (decrease) in RMB rate	Increase/ (decrease) in profit before tax	Increase/ (decrease) in equity
	%	HK$'000	HK$'000
2007			
If Hong Kong dollar weakens against RMB	(5)	90,726	1,060,206
If Hong Kong dollar strengthens against RMB	5	(90,726)	(1,060,206)
2006			
If Hong Kong dollar weakens against RMB	(5)	66,943	501,852
If Hong Kong dollar strengthens against RMB	5	(66,943)	(501,852)

The Group has minimal transactional currency exposure which arises from sales or purchases by an operating unit in currencies other than unit's measurement currency.

47. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES *(continued)*

Credit risk

The Group is predominately engaged in cash income businesses, such as the expressway and toll road operations and brewery sales, and the Group has very high debtor turnover rate and low credit risk in respect of these operations.

Despite the above, the Group is still exposing to credit risk arising from its piped gas operation. Credit evaluations are performed on all customers requiring credit over a certain amount. These evaluations focus on the customer's past history of making payments when they fall due and current ability to pay, and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates. Various companies have different credit policies, depending on markets and businesses in which they operate. Aged analysis of trade and bills receivables are prepared and closely monitored in order to minimise any credit risk associated with the receivables. Normally, the Group does not obtain collateral from customers.

At the balance sheet date, concentrations of credit risk are managed by counterparty by geographical region and by industry sector. There are no significant concentrations of credit risk within the Group as the customer bases of the Group's trade receivables are widely dispersed in different sectors and industries.

Further quantitative disclosures in respect of the Group's exposure to credit risk arising from trade and bills receivables are set out in note 28 to the financial statements.

The credit risk of the Group's other financial assets, which comprise cash and cash equivalents, amounts due from jointly-controlled entities and associates, deposits and other receivables and amounts due from holding companies, fellow subsidiaries and related parties, arises from default at the counterparty, with a maximum exposure to the carrying amounts of these instruments. The Group is also exposed to credit risk through the granting of financial guarantees, further details of which are disclosed in note 49 to the financial statements.

47. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES *(continued)*

Liquidity risk

The Group's objective is to maintain a balance between the continuity of funding and flexibility through the use of bank overdrafts, bank loans and convertible bonds. In addition, banking facilities have been put in place for contingency purposes.

Individual operating entities within the Group are responsible for their own cash management, including the short term investment of cash surpluses and the raising of short-term loans to cover expected cash demands, subject to approval by management of the Group. The Group's policy is to regularly monitor current and expected liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term.

The maturity profile of the Group's financial liabilities (other than defined benefits plans) as at the balance sheet date, based on the contracted undiscounted payments, was as follows:

At 31 December 2007

	On demand HK$'000	Within 1 year HK$'000	More than 1 year but less than 2 years HK$'000	More than 2 years but less than 3 years HK$'000	More than 3 years but less than 4 years HK$'000	More than 4 years but less than 5 years HK$'000	More than 5 years HK$'000	Total HK$'000
Bank loans	-	2,735,665	285,826	363,173	81,225	2,133,487	33,202	5,632,578
Other loans	-	118,367	78,826	85,596	92,433	92,555	593,977	1,061,754
Trade and bills payables	-	1,737,563	-	-	-	-	-	1,737,563
Other payables and accruals	-	3,645,806	-	-	-	-	-	3,645,806
Due to a fellow subsidiary	8,523	-	-	-	-	-	-	8,523
Due to the immediate holding company	-	578,643	-	-	-	-	-	578,643
Due to related companies	59,212	-	-	-	-	-	-	59,212
	67,735	8,816,044	364,652	448,769	173,658	2,226,042	627,179	12,724,079

47. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES *(continued)*

Liquidity risk *(continued)*

At 31 December 2006

	On demand HK$'000	Within 1 year HK$'000	More than 1 year but less than 2 years HK$'000	More than 2 years but less than 3 years HK$'000	More than 3 years but less than 4 years HK$'000	More than 4 years but less than 5 years HK$'000	More than 5 years HK$'000	Total HK$'000
Bank loans	–	1,342,310	273,612	169,728	1,222	1,215	13,127	1,801,214
Other loans	–	39,882	35,946	1,956	8,313	14,670	157,709	258,476
Trade and bills payables	–	733,615	–	–	–	–	–	733,615
Other payables and accruals	–	1,001,616	–	–	–	–	–	1,001,616
Due to a fellow subsidiary	9,968	–	–	–	–	–	–	9,968
Due to related companies	24,556	–	–	–	–	–	–	24,556
Convertible bonds	–	464	–	–	–	–	–	464
	34,524	3,117,887	309,558	171,684	9,535	15,885	170,836	3,829,909

47. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES *(continued)*

Fair value risk

The following table sets out a comparison by category of carrying amounts and fair values of the Group's financial instruments that are carried in the financial statements at other than fair values. The fair values of these financial instruments have been calculated by discounting the expected future cash flows at prevailing interest rates.

	Carrying amount		**Fair value**	
	2007	2006	**2007**	2006
	HK$'000	HK$'000	**HK$'000**	HK$'000
Financial assets:				
Non-current prepayments, deposits and other receivables	**22,094**	130,008	**22,094**	130,008
Non-current pledged deposits	-	2,200	-	2,151
Financial liabilities:				
Non-current bank and other borrowings:				
Floating rate borrowings	**2,521,349**	220,000	**2,521,349**	220,000
Fixed rate borrowings	**626,412**	249,507	**502,175**	245,964
Interest-free borrowings *(note (ii))*	**134,564**	97,491	**110,095**	94,674
Convertible bonds	-	464	-	464

Notes:

(i) The carrying amounts of financial assets and liabilities which are due to be received or settled within one year are reasonable approximation of their respective fair values, and accordingly, no disclosure of the fair values of these financial instruments is made. In addition, as disclosed in note 24(b) to the financial statements, certain available-for-sale investments of the Group are not stated at fair value but at cost less any accumulated impairment losses because fair values of which cannot be reasonably assessed and therefore, no disclosure of the fair values of these financial instruments is made.

(ii) The balance represented the non-current portion of an interest-free loan of HK$125,965,000 (2006: HK$101,403,000) obtained by the Group from a joint venture partner of a subsidiary, which is repayable within 18 years (2006: 19 years), and an interest-free loan of HK$13,310,000 obtained from an oversea government, as further detailed in notes 36(b)(i) and 36(b)(iii) to the financial statements, respectively.

47. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES *(continued)*

Capital management

The primary objective of the Group's capital management is to safeguard the Group's ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximise shareholder value.

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders or issue new shares. No changes were made in the objectives, policies or processes during the years ended 31 December 2007 and 31 December 2006.

The Group monitors capital using a gearing ratio, which is bank borrowings divided by the sum of total equity and bank borrowings. The gearing ratios as at the balance sheet date are as follows:

	Group	
	2007	2006
	HK$'000	HK$'000
Bank borrowings	**5,129,125**	1,733,545
Total equity	**31,436,936**	13,059,805
Total equity and bank borrowings	**36,566,061**	14,793,350
Gearing ratio	**14%**	12%

48. FINANCIAL INSTRUMENTS BY CATEGORY

Other than certain equity investments being classified as available-for-sale investment and financial assets at fair value through profit or loss as disclosed in notes 24 and 31 to the financial statements, respectively, all financial assets and liabilities of the Group and the Company as at 31 December 2007 and 2006, are loans and receivables, and financial liabilities stated at amortised cost, respectively.

49. CONTINGENT LIABILITIES

At the balance sheet date, contingent liabilities not provided for in the financial statements were as follows:

	Group		Company	
	2007	2006	**2007**	2006
	HK$'000	HK$'000	**HK$'000**	HK$'000
Guarantee given for banking facilities granted to a company which has been deconsolidated in 2006 and so on	**213,675**	200,000	–	–
Guarantee given for banking facilities granted to a related company	**–**	150,000	–	–
Guarantee given in respect of a specific performance of an infrastructure project to be undertaken by a jointly-controlled entity	**93,594**	68,456	**93,594**	68,456
Guarantee given for the Convertible Bonds issued by Yanjing Brewery – *note 37*	**–**	–	**–**	464
	307,269	418,456	**93,594**	68,920

At 31 December 2007, the banking facilities granted to a company that has been deconsolidated during the year ended 31 December 2006 and a related company subject to guarantees given to certain banks by the Group were utilised to the extent of approximately HK$188,034,000 (2006: HK$155,000,000).

50. OPERATING LEASE ARRANGEMENTS

(a) As lessor

The Group leases its investment properties (note 17 to the financial statements) and certain portions of its buildings under operating lease arrangements, with leases negotiated for original terms ranging from 2 to 10 years. The terms of the leases generally require the tenants to pay security deposits.

At 31 December 2007, the Group had total future minimum lease receivables under non-cancellable operating leases with its tenants falling due as follows:

Group

	2007 HK$'000	2006 HK$'000
Within one year	**3,769**	796
In the second to fifth years, inclusive	**3,725**	2,695
After five years	**675**	11,660
	8,169	15,151

(b) As lessee

The Group leases certain of its office properties and staff quarters under operating lease arrangements, with leases negotiated with original terms ranging from 10 to 47 years.

At 31 December 2007, the Group and the Company had total future minimum lease payments under non-cancellable operating leases falling due as follows:

	Group		**Company**	
	2007 HK$'000	2006 HK$'000	**2007 HK$'000**	2006 HK$'000
Within one year	**99,248**	70,927	**1,004**	2,912
In the second to fifth years, inclusive	**124,513**	107,278	**8**	971
After five years	**664,626**	641,448	**–**	–
	888,387	819,653	**1,012**	3,883

51. CAPITAL COMMITMENTS

The Group had the following capital commitments at the balance sheet date:

	Group 2007 HK$'000	2006 HK$'000
Buildings:		
Contracted, but not provided for	**231,527**	139,836
Gas pipelines:		
Contracted, but not provided for	**233,357**	–
Plant and machinery:		
Contracted, but not provided for	**322,177**	73,303
Capital contribution to a jointly-controlled entity:		
Authorised, but not contracted	**591,346**	–
Total capital commitments	**1,378,407**	213,139

In addition, the Group's share of a jointly-controlled entity's own capital commitments which are not included in the above, is as follows:

	Group 2007 HK$'000	2006 HK$'000
Contracted, but not provided for	**252,908**	–

At the balance sheet date, the Company did not have any material capital commitments (2006: Nil).

52. RELATED PARTY DISCLOSURES

(a) In addition to the transactions detailed elsewhere in these financial statements, the Group entered into the following material transactions with related parties during the year:

Name of related party	Nature of transaction	Notes	2007 HK$'000	2006 HK$'000
Joint venture partners of subsidiaries and their associates				
Yanjing Beer Group and its associates	Purchase of bottle labels	*(i)*	**92,595**	49,406
	Purchase of bottle caps	*(i)*	**75,557**	42,825
	Import of raw materials	*(ii)*	**66,768**	365,115
	Sale of beer	*(iii)*	**8,566**	8,171
	Canning service fees paid	*(iv)*	**24,954**	18,277
	Comprehensive support service fees paid	*(v)*	**15,944**	15,151
	Land rent expenses	*(vi)*	**1,896**	1,700
	Trademark licensing fees paid	*(vii)*	**31,861**	23,788
	Less: Refund for advertising subsidies	*(vii)*	**(4,886)**	(3,958)
Fellow subsidiaries				
北京北燃實業有限公司 (Beijing Beiran Enterprises Company Limited) and its subsidiaries	Sale of piped natural gas	*(viii)*	**62,420**	-
	Service contract income	*(ix)*	**3,343**	-
	Construction contract fee expenses	*(x)*	**19,432**	-
	Sale of raw materials	*(xii)*	**16,211**	-
	Purchase of raw materials	*(xi)*	**41,840**	-
	Building rental expenses	*(xi)*	**17,029**	-
	Repair and maintenance expenses	*(xii)*	**6,787**	-
北京京泰國際貿易有限公司 (Beijing Jing Tai International Company Limited)	Purchase of construction materials	*(xi)*	**8,321**	-
Jointly-controlled entity				
Hua You Company	Natural gas transmission fee expenses	*(viii)*	**826,064**	-
Other related parties				
China Communications Construction Company Limited and its associates	Construction costs, maintenance service costs and dismantling costs for an expressway	*(xiii)*	**2,938**	91,019

Notes:

(i) The purchase prices for bottle labels and bottle caps were determined by reference to the agreed prices for the preceding year and an annual adjustment determined by reference to the price index in Beijing in the preceding year.

52. RELATED PARTY DISCLOSURES *(continued)*

(a) *(continued)*

Notes: (continued)

(ii) The import of certain raw materials for the Group's brewery operations were procured by Yanjing Beer Group from overseas suppliers on behalf of Yanjing Brewery and its subsidiaries as the Group's brewery operations do not have the licence to import commodities from overseas suppliers. The purchase prices for the raw materials were charged at rates equal to the costs incurred by Yanjing Beer Group.

(iii) The selling price of the beer was determined by reference to the then prevailing market rates.

(iv) The canning service fees were charged at a rate equal to the costs of the canning services incurred by Yanjing Beer Group plus a mutually.

(v) The comprehensive support service fees paid included the following:

- fees for security and canteen services which were determined based on the annual cost of labour, depreciation and maintenance for the preceding year and an annual adjustment by reference to the price index in Beijing; and
- rental expenses, related to the premises occupied and used by Yanjing Brewery as its office, canteen and staff dormitories, were determined by reference to the prevailing market rentals at the time when the relevant agreements were entered into.

(vi) The land rent expenses were charged at a mutually agreed amount of RMB1,744,000 (2006: RMB1,744,000) per annum.

(vii) The trademark licensing fees paid were for the use of the "Yanjing" trademark and were determined based on 1% of the annual sales of beer and mineral water products made by Yanjing Brewery and RMB0.008 per bottle of beer sold by the subsidiaries of Yanjing Brewery. Yanjing Brewery Group would refund 20% of the trademark licencing fees received from Yanjing Brewery to be used by Yanjing Brewery to develop and promote the "Yanjing trademark".

(viii) The selling price of piped natural gas and the natural gas transmission fee were prescribed by the PRC Government.

(ix) The service fees were determined by reference to the then prevailing market rates and set at prices not higher than the guidance prices set by the PRC government.

(x) The construction contract fee was determined by reference to the then prevailing market rates and set at prices not higher than the guidance prices set by the PRC government.

(xi) The purchase prices of raw materials, construction materials, the building rentals and the water, electricity and heat expenses were determined by reference to the then prevailing market rates.

(xii) The selling prices of raw materials and the repair and maintenance expenses paid were determined on a cost-plus basis.

(xiii) The construction costs, maintenance service costs and dismantling costs for an expressway were determined by reference to the then prevailing market rates.

52. RELATED PARTY DISCLOSURES *(continued)*

(b) Other transactions with related parties

Year ended 31 December 2007

(i) On 16 August 2007, Beijing Enterprises Treasury Company Limited ("BJ Treasury"), a wholly-owned subsidiary of the Company, entered into a disposal agreement with Ever Sincere, a substantial shareholder of BEES, pursuant to which BJ Treasury agreed to sell its remaining 51% equity interest in BEES to Ever Sincere at an aggregate cash consideration of HK$157,498,141. According to the disposal agreement, HK$5,000,000 of the consideration shall be paid within one month upon signing of the agreement and the remaining HK$152,498,141 shall be paid no later than 31 August 2008. Upon completion of the disposal agreement, BJ Treasury no longer held any equity interest in BEES.

Year ended 31 December 2006

(i) On 28 June 2006, BJ Treasury entered into an equity transfer agreement with Jason New, a company wholly owned by Mr. Xu and a substantial shareholder of BEES, a company which has been deconsolidated from the Group on 1 January 2006 as a result of the Entrusted Operating Agreement as detailed in note 45(b)(i) to the financial statements, to dispose of a 36.78% equity interest in BEES for an aggregate cash consideration of HK$99,290,000. The cash consideration is to be settled by six instalments, with the first instalment of HK$20,000,000, the second, third, fourth, fifth and final instalments of RMB15,858,000 each being due on 28 June 2006, 30 December 2006, 30 June 2007, 30 December 2007, 30 June 2008 and 30 December 2008, respectively.

(ii) On 28 June 2006, Beijing Enterprises Ever Source Technology Limited ("BEEST"), a wholly owned subsidiary of BEES, entered into an equity transfer agreement with China Major Holdings Limited, a company of which 30% and 70% of its equity interests are held by Mr. Xu and Mr. Xu's spouse, to acquire 49% equity interest in 北京永源熱泵有限責任公司 (Beijing Ever Source Hot Pumps Co., Ltd) ("BEHP") for a cash consideration of RMB15,000,000 (approximately HK$14,423,000). Upon the completion of the transaction, BEHP became a subsidiary of BEES. BEEST and BEHP, being the subsidiaries of BEES, have been deconsolidated from the Group on 1 January 2006 as a result of the Entrusted Operating Agreement as detailed in note 45(b)(i).

52. RELATED PARTY DISCLOSURES *(continued)*

(c) Outstanding balances with related parties

(i) Details of the Group's balances with related parties included in deposits and other debtors, and trade and bills payables and other payables and accruals are disclosed in notes 29, 41 and 42 to the financial statements, respectively.

(ii) Details of the balances with jointly-controlled entities, associates, holding companies, fellow subsidiaries and related companies are disclosed in notes 22, 23, 29 and 30 to the financial statements, respectively.

(iii) Details of the guarantees given by related parties in respect of the Group's bank and other borrowings and the Convertible Bonds issued by Yanjing Brewery are disclosed in notes 36 and 37 to the financial statements.

(iv) Details of the guarantee given by the Group for banking facilities granted to a related company and a jointly-controlled entity are disclosed in note 49 to the financial statements.

(d) Compensation of key management personnel of the Group

	2007	2006
	HK$'000	HK$'000
Short term employee benefits	**17,606**	12,529
Employee share option benefits	**2,321**	16,796
Pension scheme contributions	**550**	570
Total compensation paid to key management personnel	**20,477**	29,895

Further details of directors' emoluments are included in note 9 to the financial statements.

53. EVENTS AFTER THE BALANCE SHEET DATE

Subsequent to the balance sheet date, the following significant event occurs:

(i) Issuance of new A shares by Yanjing Brewery

Pursuant to a circular issued by Yanjing Brewery on 23 January 2008, 80 million to 86 million of Yanjing Brewery's A shares with par value of RMB1 each would be issued to 10 designated shareholders on the condition that Yanjing Beer Corporation, a subsidiary of the Company and the holding company of Yanjing Brewery, must be one of the designated shareholders and should not subscribe less than 50% the new A shares to be issued by Yanjing Brewery. The share issue plan was approved at an extraordinary general meeting of Yanjing Brewery on 20 February 2008 and the shares are to be issued in May 2008 after the subscription price has been confirmed by the designated shareholders.

(ii) Acquisition of Shang Hua Holdings Limited ("Shang Hua")

Pursuant to a subscription agreement (the "Shang Hua Subscription Agreement") dated 21 January 2008 entered into between the Company, Shang Hua and Beijing Enterprises Environmental Construction Limited ("BE Environmental ", formerly Lucky Crown Management Limited and a wholly-owned subsidiary of the Company), the Company, Shang Hua and BE Environmental agreed the following terms in relation to the Group's acquisition of the equity interest in Shang Hua:

(a) Shang Hua conditionally agreed to allot and issue to BE Environmental, and BE Environmental conditionally agreed to subscribe for 247,000,000 new shares of Shang Hua at a price of HK$0.40 per new share;

(b) Shang Hua conditionally agreed to issue and BE Environmental conditionally agreed to subscribe for the zero coupon convertible bonds (the "Firm Bonds") at a selling price of HK$200 million. The Firm Bonds are convertible, at the option of BE Environmental, into fully-paid ordinary shares of Shang Hua at a conversion price of HK$0.4 per share and will be matured on the third anniversary of the date of issue of the Firm Bonds by Shang Hua; and

53. EVENTS AFTER THE BALANCE SHEET DATE *(continued)*

(ii) Acquisition of Shang Hua Holdings Limited ("Shang Hua") *(continued)*

(c) Shang Hua agreed to grant BE Environmental (1) a call option (the "First Call Option") to require Shang Hua to issue the zero coupon convertible bonds in the aggregate principal amount of HK$300 million (the "First Option Bonds") any time during the 12-month period after the completion of the subscription agreement; and (2) a call option (the "Second Call Option") to require Shang Hua to issue the zero coupon convertible bonds in the aggregate principal amount of HK$200 million (the "Second Option Bonds") any time during the period commencing on the completion date of the subscription agreement and ending on 31 December 2009. The First Option Bonds and the Second Option Bonds are convertible, at the option of BE Environmental, into fully-paid ordinary shares of Shang Hua at a conversion price of HK$0.4 per share and will be matured on the respective dates falling on the third anniversary date of the issue of the First Option Bonds and the Second Option Bonds.

The Shang Hua Subscription Agreement was completed on 7 March 2008 and Shang Hua became a subsidiary of the Group in which the Group holds a 74.78% equity interest. The total consideration paid by the Group in respect of the acquisition amounted to HK$98,800,000, before any costs associated with the acquisition, which represented the subscription consideration paid for the 247,000,000 new shares issued by Shang Hua as mentioned in note (a) above. As at the date of approval of these financial statements, neither the First Call Option nor the Second Call Option had been exercised by the Group.

Shares of Shang Hua are listed on the Main Board of the Stock Exchange and the principal activities of Shang Hua and its subsidiaries (collectively "Shang Hua Group") include the trading of computer related products. In the opinion of the directors, Shang Hua Group will progressively reduce its reliance on its existing principal activities and will focus on water treatment and environmental businesses.

The Group is in the progress of making an assessment of the amounts for each class of Shang Hua Group's assets, liabilities and contingent liabilities to be recognised at the acquisition date, their respective carrying amounts immediately before the acquisition and whether a goodwill or an excess over the cost of business combination was resulted from the acquisition. However, the Group is not yet in a position to disclose any of the above information in these financial statements.

53. EVENTS AFTER THE BALANCE SHEET DATE *(continued)*

(iii) Disposal of equity interests in Everbest Islands Limited ("Everbest"), Shun Xing and Feng Shou

Pursuant to a sale and purchase agreement dated 7 April 2008 entered into between the Company and BE Group BVI, the Company agreed to sell all of its 100% equity interest in Everbest (a company which holds a 75% equity interest in LQX Tourism), 51% equity interest in each of Shun Xing and Feng Shou to BE Group BVI at a total consideration of HK$241,562,165. Upon the completion of the transactions, these companies will cease to be subsidiaries of the Company and the Company will no longer engage in any tourism service business and wine production. Since the sale and purchase agreement was effected shortly before the date of approval of these financial statements, the audit of the estimate financial impact of this transaction to the Group cannot be completed and accordingly, no disclosure of the financial impact of this transaction to the Group has been made.

54. COMPARATIVE AMOUNTS

As further explained in note 2.2 to the financial statements, due to the adoption of the new and revised HKFRSs during the current year, certain comparative amounts have been adjusted to conform with the current year's presentation and to show separately comparative amounts in respect of items disclosed for the first time in 2007.

55. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on 8 April 2008.

FIVE YEAR FINANCIAL SUMMARY

31 December 2007

A summary of the results and of the assets, liabilities and total equity of the Group for the last five financial years, as extracted from the audited financial statements and the annual report of the Company for the year ended 31 December 2006, is set out below:

RESULTS

	Year ended 31 December				
	2003 HK$'000	2004 HK$'000	2005 HK$'000	2006 HK$'000	**2007** **HK$'000**
CONTINUING OPERATIONS					
Revenue	4,731,559	5,496,985	6,263,153	7,246,920	**11,299,856**
Operating profit	770,940	886,574	721,242	358,866	**1,574,621**
Share of profits and losses of:					
Jointly-controlled entities	(6,148)	50,068	(12,712)	688	**178,243**
Associates	41,361	54,012	24,095	64,644	**261,009**
Amortisation of goodwill arising on acquisition of jointly-controlled entities	(4,357)	–	–	–	**–**
Profit before tax	801,796	990,654	732,625	424,198	**2,013,873**
Tax	(182,459)	(204,965)	(136,877)	(169,823)	**(290,970)**
Profit for the year from continuing operations	619,337	785,689	595,748	254,375	**1,722,903**
DISCONTINUED OPERATIONS					
Profit/(loss) for the year from discontinued operations	8,360	(120,929)	119,061	353,875	**80,827**
Profit for the year	627,697	664,760	714,809	608,250	**1,803,730**
ATTRIBUTABLE TO:					
Shareholders of the Company	450,045	503,188	570,422	338,668	**1,438,380**
Minority interests	177,652	161,572	144,387	269,582	**365,350**
	627,697	664,760	714,809	608,250	**1,803,730**

FIVE YEAR FINANCIAL SUMMARY

31 December 2007

ASSETS, LIABILITIES AND TOTAL EQUITY

	31 December				
	2003	2004	2005	2006	**2007**
	HK$'000	HK$'000	HK$'000	HK$'000	**HK$'000**
Total assets	18,105,664	19,389,590	19,630,268	17,324,152	**44,678,981**
Total liabilities	(7,014,118)	(7,788,393)	(7,123,275)	(4,264,347)	**(13,242,045)**
NET ASSETS	11,091,546	11,601,197	12,506,993	13,059,805	**31,436,936**
REPRESENTED BY:					
Equity attributable to shareholders of the Company	7,546,138	7,881,098	8,442,941	8,870,705	**26,747,479**
Minority interests	3,545,408	3,720,099	4,064,052	4,189,100	**4,689,457**
TOTAL EQUITY	11,091,546	11,601,197	12,506,993	13,059,805	**31,436,936**

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(website: www.behl.com.hk)
(Stock Code: 392)

Announcement on the Estimated Improvement in 2008 Interim Results and Resumption of Trading

Estimated Improvement in 2008 Interim Results
This announcement is made by Beijing Enterprises Holdings Limited (the "**Company**") pursuant to the requirement of Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited to provide shareholders of the Company and the public with the financial information of the Company. The information contained in this announcement is only preliminary results of the Company and was unaudited. Detailed financial information of the Company will be disclosed in the 2008 Interim Report of the Company. Potential investors and shareholders of the Company should exercise caution when dealing in the shares of the Company.

The Company and all the members of the Board of Directors hereby confirm the truthfulness, accuracy and completeness of the contents of this announcement and jointly accept full responsibility for any false representation, misleading statement or material omission herein contained.

Resumption of Trading
At the request of the Company, trading in the shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") has been suspended from 11:38a.m. on 8 August 2008 pending the release of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in the shares with effect from 2:30 p.m. on 8 August 2008.

I. Estimated Results for the reporting period

1. Period to which the estimated results applies: 1 January 2008 to 30 June 2008

2. Estimated results: substantial increase as compared to the corresponding period

   The preliminary consolidated results of the Company and its subsidiaries (collectively the "Results") for the first half year of 2008 prepared in accordance with the Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants show that the profit attributable to shareholders of the Company for the first half year of 2008 is estimated to increase by more than 80% as compared with the corresponding period as disclosed in the 2007 Interim Report. The specific financial information and data will be disclosed in the Company's 2008 Interim Report in details.

3. The estimated Results were unaudited.

II. Results of the corresponding period last year

1. Profit attributable to shareholders of the Company: HK$638 million

2. Earning per share (basic): HK$1.02

3. Earning per share (diluted): HK$0.82

III. Reasons for substantial improvement in estimated Results

The development of the Company's major businesses experienced positive trends in the first half year of 2008. The profit attributable to the Company increased substantially upon injection of the natural gas business.

IV. Resumption of Trading

At the request of the Company, trading in the shares on the Stock Exchange has been suspended from 11:38 a.m. on 8 August 2008 pending the release of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in the shares with effect from 2:30 p.m. on 8 August 2008.

By order of the Board
Beijing Enterprises Holdings Limited
Yi Xi Qun
Chairman

Hong Kong, 8 August 2008

As at the date of this announcement, the board of directors of the Company comprises Mr. Yi Xi Qun, Mr. Zhang Hong Hai, Mr. Li Fu Cheng, Mr. Bai Jin Rong, Mr. Zhou Si, Mr. Liu Kai, Mr. Guo Pu Jin, Mr. E Meng, Mr. Lei Zhen Gang, Mr. Jiang Xin Hao and Mr. Tam Chun Fai as executive Directors; Mr. Wu Jiesi, Mr. Robert A. Theleen, Mr. Lam Hoi Ham and Mr. Fu Tingmei as independent non-executive Directors.

Appendix 5

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

9 July 2008

Dear Sir,

Name of Company: Beijing Enterprises Holdings Limited

Description of Securities: Ordinary Shares of par value HK$0.10 each

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid $
9 July 2008	14,000	the Exchange	25.40	25.40	356,877.00
Total	14,000				356,877.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 1,756,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{1,756,000 \times 100}{1,138,903,000} \right)$$ (b) 0.154%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 2 June 2008 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

Tam Chun Fai
Executive Director
for and on behalf of
Beijing Enterprises Holdings Limited

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(website: www.behl.com.hk)
(Stock Code: 392)

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The Board of Directors (the "Board") of Beijing Enterprises Holdings Limited (the "Company") announces the appointment of Mr. Fu Tingmei ("Mr. Fu") as independent non-executive director of the Company. Mr. Fu will act as member of the audit committee and the remuneration committee of the Company upon his appointment. Mr. Robert A. Theleen, an existing independent non-executive director of the Company, will cease to act as member of the audit committee and the remuneration committee of the Company. The aforementioned changes took effect on 1 July 2008.

Dr. Fu Tingmei, aged 42, has over 15 years of experience in law, investment, finance, and business management. He graduated from the University of London with a master's degree and a doctorate degree in law in 1989 and 1993 respectively. Between 1992 and 2003, Mr. Fu executed corporate finance transactions at investment banking firms based in Hong Kong, including serving as a director with Peregrine Capital Limited, and a deputy managing director and subsequently a managing director with BNP Paribas Peregrine Capital Limited. Since 2003, Mr. Fu has been engaged in investment and operation of private businesses. Mr. Fu was an independent non-executive director of Changjiang BNP Paribas Peregrine Securities Co., Ltd., a private sino-foreign joint venture securities company established in Shanghai between 2003 and 2006, and an independent non-executive director of Fujian Zhangzhou Development Co., Ltd. , a company listed on the Shenzhen Stock Exchange between 2001 and 2008. Mr. Fu is also a member of the People's Political Consultative Conference of Jiangxi province and an adviser to AID Partners Capital Limited, a private equity firm based in Hong Kong.

Saved as disclosed above, Mr. Fu held no other directorships in listed public companies in the last three years.

Saved as disclosed above and as at the date of this announcement, Mr. Fu does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company and does not have any interests in the securities of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Fu has not entered into any service contracts in relation to his directorship with the Company; has no fixed term of service with the Company and is subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the articles of association of the Company. Mr. Fu is entitled to receive by way of director's fees of his services as independent non-executive director of the Company determined by the Board with reference to prevailing market rate, which is currently fixed at HK$180,000 per annum.

The Board is not aware of any other matters that need to be brought to the attention of the holders of securities of the Company and does not have any information which is required to be disclosed under Rules 13.51(2)(h)-(v) of the Listing Rules.

The Board would like to extend a warm welcome to Mr. Fu for joining the Board.

By order of the Board
Yi Xi Qun
Chairman
Hong Kong, 2 July 2008

As at the date of this announcement, the Board comprises Mr. Yi Xi Qun, Mr. Zhang Hong Hai, Mr. Li Fu Cheng, Mr. Bai Jin Rong, Mr. Zhou Si, Mr. Liu Kai, Mr. Guo Pu Jin, Mr. E Meng, Mr. Lei Zhen Gang, Mr. Jiang Xin Hao and Mr. Tam Chun Fai as executive Directors; Mr. Wu Jiesi, Mr. Robert A. Theleen, Mr. Lam Hoi Ham and Mr. Fu Tingmei as independent non-executive Directors.

Appendix 5

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

24 June 2008

Dear Sir,

Name of Company: Beijing Enterprises Holdings Limited

Description of Securities: Ordinary Shares of HK$0.10 each

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid $
24 June 2008	26,000	the Exchange	25.4692		662,199.20
Total	26,000				662,199.20

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 37,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{37{,}000 \times 100}{1{,}037{,}680{,}000} \right)$$ (b) 0.004%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 30 May 2007 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

Tam Chun Fai
Executive Director
for and on behalf of
Beijing Enterprises Holdings Limited

此乃要件　請即處理

閣下如對本通函或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出名下所有之北京控股有限公司股份，應立即將本通函交予買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED
（根據公司條例於香港註冊成立之有限公司）
（網站：www.behl.com.hk）
（股份代號：392）

建議
重選退任董事
授予購回及發行股份的一般授權
及
股東週年大會通告

北京控股有限公司謹訂於二零零八年六月二十六日（星期四）下午三時假座香港灣仔港灣道18號中環廣場35樓環亞會議中心召開股東週年大會，大會通告載於本通函第15至18頁。隨函附奉股東週年大會適用之代表委任表格，此代表委任表格亦刊載於香港聯合交易所有限公司之網頁內（www.hkexnews.hk）及北京控股有限公司之網頁內(www.behl.com.hk)。

無論　閣下能否出席該股東週年大會，務請將隨附之代表委任表格按其上印列之指示填妥，並盡早交回本公司之股份過戶登記處卓佳登捷時有限公司，地址為香港皇后大道東28號金鐘匯中心26樓，該表格無論如何最遲須於大會（或其任何續會）指定舉行時間48小時前交回。填妥及交回代表委任表格後，股東仍可親身出席大會，並於會上投票。

二零零八年六月二日

目　錄

頁次

在本通函內，除文義另有所指外，下列詞彙具有下列涵義：

「股東週年大會」	指	本公司將於二零零八年六月二十六日(星期四)下午三時假座香港灣仔港灣道18號中環廣場35樓環亞會議中心召開之股東週年大會(或其任何續會)，以考慮及酌情通過載於本通函第15頁至第18頁之大會通告內所載之決議案
「董事會」	指	本公司董事會
「購回授權」	指	董事會函件第3(a)段所定義者
「本公司」	指	北京控股有限公司，根據公司條例在香港註冊成立之有限公司，其股份於聯交所主板上市
「現行章程細則」	指	本公司現行章程細則(包括截至二零零六年六月二十七日之修訂)
「董事」	指	本公司董事
「本集團」	指	本公司及其不時之附屬公司
「香港」	指	中華人民共和國香港特別行政區
「港元」	指	港幣，香港之法定貨幣
「發行授權」	指	董事會函件第3(b)段所定義者
「最後實際可行日期」	指	二零零八年五月二十八日，即本通函付印前可確定其中所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則

「證券及期貨條例」	指	香港法例第571章之證券及期貨條例
「股份」	指	本公司股本中每股面值0.10港元之普通股，亦指股票，除非指明或暗示股票與股份有別
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港證券及期貨事務監察委員會頒佈之香港公司收購及合併守則

BEIJING ENTERPRISES HOLDINGS LIMITED
北京控股有限公司

(根據公司條例於香港註冊成立之有限公司)

(網站：www.behl.com.hk)

(股份代號：392)

執行董事：
衣錫群 *(主席)*
張虹海 *(副主席兼行政總裁)*
李福成 *(副主席)*
白金榮 *(副主席)*
周　思 *(副主席)*
劉　凱 *(副總裁)*
郭普金
鄂　萌 *(副總裁)*
雷振剛
姜新浩 *(副總裁)*
譚振輝

獨立非執行董事：
武捷思
白德能
林海涵

註冊辦事處：
香港
灣仔港灣道18號
中環廣場43樓
4301室

敬啟者：

建議
重選退任董事
授予購回及發行股份的一般授權
及
股東週年大會通告

1. 緒言

本通函旨在向股東提供將於股東週年大會上提呈之決議案，該些決議案涉及(i)重選退任董事；(ii)授出購回授權予董事；(iii)授出發行授權予董事；及(iv)擴大發行授權，所擴大數額為本公司根據購回授權所購回之發行股份之總數。

2. 重選退任董事

根據現行章程細則，將於股東週年大會上輪席告退之董事為白金榮先生、周思先生、鄂萌先生、白德能先生、林海涵先生(「退任董事」)。彼等皆符合資格且願意膺選連任。根據上市規則而須予披露之退任董事詳細資料已載於本通函附錄三。

3. 購回及發行授權

於二零零七年六月二十一日舉行之本公司股東週年大會，董事獲授一般性授權以行使本公司權力購回本公司股份及發行本公司新股份。該等授權將於股東週年大會結束時失效。

本公司將於股東週年大會上提呈普通決議案，以批准授予董事新一般性授權以使彼等可：

(a) 於聯交所購回總面值不超過本公司於通過該決議案當日已發行股本總面值10%之股份，即假設本公司不會在股東週年大會舉行日期前發行或購回其他股份，則本公司可購回最多113,894,000股股份。(「購回授權」)；

(b) 配發、發行或處置總面值不超過本公司於通過該決議案當日已發行股本總面值20%之股份，即假設本公司不會在股東週年大會舉行日期前發行或購回其他股份，則本公司可發行最多227,788,000股股份。(「發行授權」)；及

(c) 擴大發行授權，所擴大數額為本公司根據購回授權所購回股份之總面值。

在股東週年大會後之本公司下屆股東週年大會結束前或股東週年大會通告所載第5及第6項普通決議案所述之任何較早日期前，購回授權及發行授權將一直有效。就購回授權及發行授權而言，董事謹此表明彼等並無即時計劃據此購回或發行任何股份。

根據上市規則之規定，本公司須向股東寄發一份說明函件，其載有一切合理需要之資料，以便股東能就投票贊成或反對授予購回授權作出知情決定。上市規則就有關購回授權所規定之說明函件，載於本通函附錄一。

4. 股東週年大會及委任代表之安排

股東週年大會通告載於本通函第15至18頁。股東週年大會上將提呈決議案，以批准（其中包括）授出購回授權、發行授權、擴大發行授權以加上根據購回授權所購回之股份數目及修訂現行章程細則。

隨函附奉股東週年大會適用之代表委任表格，而此代表委任表格亦載於聯交所網頁內(www.hkexnews.hk)及本公司之網頁內(www.behl.com.hk)。代表委任表格必須按其上印列之指示填妥及簽署，並連同經簽署之授權書或其他授權文件（如有）或經簽署證明之該等授權書或授權文件副本，最遲須於股東週年大會（或其續會）指定舉行時間前48小時送達本公司之股份過戶登記處卓佳登捷時有限公司，地址為香港皇后大道東28號金鐘匯中心26樓，方為有效。填妥及交回代表委任表格後，　閣下仍可親身出席股東週年大會，並於會上投票。

5. 推薦建議

董事認為，上述建議符合本公司、本集團及股東之利益。因此，董事建議股東投票贊成將於股東週年大會上提呈之有關決議案。

6. 一般資料

謹請　閣下注意本通函附錄一（購回授權之說明函件）、附錄二（根據現行章程細則股東可於股東大會上要求以一股一票點票方式進行投票表決之程序）及附錄三（建議於股東週年大會上重選之董事之詳情）所載之其他資料。

此　致

列位股東　台照

承董事會命
主席
衣錫群
謹啟

二零零八年六月二日

以下為上市規則規定須送呈股東之說明函件，旨在使股東可就決定投票贊成或反對擬於股東週年大會上提呈有關授予購回授權之普通決議案，作出知情的決定。

1. 購回股份之理由

儘管董事現時無意購回任何股份，但彼等均相信購回授權所具備之靈活性對本公司及股東有利。近年聯交所之交投情況一直波動不定，若於日後任何時間內股份之買賣價較其基本價值出現折讓，而本公司能夠購回股份，則會有利於保留其投資於本公司之股東，因為彼等在本公司資產中所佔權益之百分比會按本公司所購回股份數目提高，而本公司每股淨資產及／或盈利亦會因而增加。再者，董事亦只在其認為購回股份對本公司及其股東均屬有利之情況下，方會購回股份。

2. 股本

於最後實際可行日期，本公司之已發行股本為1,138,940,000股股份。

倘第5項普通決議案獲通過，並假設本公司不會在股東週年大會舉行日期前發行或購回其他股份，則本公司可按購回授權購回最多113,894,000股股份。

3. 購回股份之資金

購回股份時，本公司只可動用根據其公司組織章程大綱、現行章程細則以及公司條例之規定可合法作此用途之資金。

本公司根據其公司組織章程大綱、現行章程細則及公司法例規定，就公司購回股份事宜而償還之股本只可從有關股份之已繳股本，或原可供派息或派送之款項、或就股份購回事宜而發行新股之所得款項中撥付。購回股份時，任何超逾將被購回股份面值之溢價，只可從購回股份前原可供派息或派送之款項或公司之股份溢價賬中撥付。

4. 購回股份之影響

倘購回授權於建議中購回期間任何時間全部行使，本公司之營運資金或資本負債情況(與截至二零零七年十二月三十一日止年度之年報所載經審核賬目內披露之狀況比較)或會受到不利影響。然而，倘董事會認為行使購回授權會對本公司所需之營運資金或本公司資本負債水平構成重大不利影響，則董事會不擬在該等情況下行使購回授權。而每次購回之股份之數目、價格及其他條款均會由董事會在有關時間經考慮當時情況後作出決定。

5. 收購守則

如因根據購回授權行使購回股份之權力而導致一位股東佔本公司之投票權比例增加，則就收購守則而言，該項增加將被視作一項收購。因此，一位股東或一致行動之一組股東可獲得或鞏固其對本公司之控制權，而遵照收購守則第26條之規定，須提出強制收購建議，以收購上述股東或一組股東尚未擁有之全部股份。

於最後實際可行日期，本公司控權股東北京控股集團有限公司擁有675,051,109股股份之權益(佔本公司總發行股份之約59.27%)。倘於股東週年大會舉行之日前並無發行或購回股份，則在董事全面行使根據將於股東週年大會上提呈之有關普通決議案之條文所賦予之購回股份權力之情況下，北京控股集團有限公司之股份權益將增加至本公司已發行股份總額之約65.86%。董事並不知悉根據收購守則任何按購回授權進行之購回行動所會引致之後果。

6. 一般事項

各董事或（在彼等作出一切合理查詢後所知）彼等各自之任何聯繫人（定義見上市規則）現時概無意在購回授權獲股東批准後按購回授權將股份售予本公司。

本公司概未獲任何關連人士（定義見上市規則）知會，謂彼等現時有意在購回授權獲股東批准後將彼等所持任何本公司股份售予本公司或已承諾不會將之售予本公司。

董事已向聯交所承諾，將根據上市規則及公司法例按購回授權行使本公司購回股份之權力。

7. 股份市價

股份在過去十二個月內在聯交所進行買賣之每月每股最高價及最低價如下：

	最高價 *港元*	最低價 *港元*
二零零七年		
五月	25.10	20.50
六月	29.80	24.35
七月	35.50	28.45
八月	36.00	25.00
九月	42.00	31.90
十月	48.05	37.45
十一月	51.00	33.00
十二月	43.95	33.65
二零零八年		
一月	40.45	29.65
二月	37.70	31.00
三月	32.50	23.00
四月	34.30	29.00
五月（截至最後實際可行日期）	33.60	29.55

8. 本公司購回股份之行動

過去六個月內，本公司概無在聯交所或以其他方式購回任何股份。

以下為根據現行章程細則股東可於股東大會(包括股東週年大會)上要求以一股一票點票方式進行投票表決之程序。

根據現行章程細則第75條,於任何股東大會上提呈以於會上表決的決議案,須以舉手方式表決,除非(於宣佈以舉手方式表決之結果前或於宣佈結果時或於撤回以一股一票點票方式進行投票表決的任何其他要求時)下列人士要求以一股一票點票方式進行投票表決:

(a) 大會主席;或

(b) 最少三名親身出席之股東(或如屬法團之股東,則其正式授權代表)或彼等所委任之代表,並於當時有權於會上投票;或

(c) 任何親身出席之一名或多名股東(或如屬法團之股東,則其正式授權代表)或其／彼等所委任之代表,而其／彼等須佔不少於所有有權於會上投票之股東之總投票權十分一;或

(d) 任何親身出席之一名或多名股東(或如屬法團之股東,則其正式授權代表)或其／彼等所委任之代表,而其／彼等須持有賦予權利可於會上投票之股份,而該等股份之繳足股款總額不少於獲賦予該項權利之所有股份繳足股款總額十分一。

為符合上市規則之規定，以下所載為根據現行章程細則將於股東週年大會上告退及獲提名重選連任之董事之詳情：

(1) 白金榮先生，執行董事

經驗

白金榮，57歲，為本公司副主席，亦為北京控股集團有限公司之副董事長兼總經理。白先生於一九八五年畢業於北京師範大學，歷任北京化工集團政策研究室副主任及主任、北京市經濟體制改革委員會副主任、本公司之執行董事兼常務副總裁、北京市國有資產監督管理委員會副主任。白先生於經濟、財務和企業管理方面積逾多年經驗。白先生於二零零五年六月重投本集團。

服務年期

白先生並沒有與本公司訂立任何服務合約，亦無訂立特定任期，然而須按現行章程細則於本公司的股東週年大會上輪流告退。

關係

除因作為本公司執行董事而產生之關係外，白先生與任何其他董事、本公司之高級管理層、主要股東（定義見上市規則）或控股股東（定義見上市規則）概無任何關係。

股份權益

根據證券及期貨條例第XV部，於最後實際可行日期，白先生擁有或被視為擁有136,000股股份或相關股份之權益。

董事酬金

白先生有權就其作為本公司執行董事收取由董事會參考市場水平釐定之董事酬金，目前酬金為每月169,230港元。

董事職位

除上述披露內容外，白先生於過去三年並無在其他上市公司擔任董事職位。

其他

白先生並無任何根據上市規則第13.51(2)(h)-(v)條所須披露之資料。除上述所披露者外，並無其他有關其重選事宜而需要本公司股東知悉之事項。

(2) 周思先生，執行董事

經驗

周思，51歲，為本公司副主席，兼任北京控股集團有限公司董事、北京市燃氣集團有限責任公司董事長。周先生於一九七八年畢業於北京師範學院，於一九九八年畢業於清華大學。一九八四年至二零零三年期間，周先生歷任北京市市政管委綜合計劃處主任科員及計劃處處長、副主任。周先生於經濟、財務和企業管理方面積逾多年經驗。周先生於二零零五年六月加入本集團。

服務年期

周先生並沒有與本公司訂立任何服務合約，亦無訂立特定任期，然而須按現行章程細則於本公司的股東週年大會上輪流告退。

關係

除因作為本公司執行董事而產生之關係外，周先生與任何其他董事、本公司之高級管理層、主要股東（定義見上市規則）或控股股東（定義見上市規則）概無任何關係。

股份權益

根據證券及期貨條例第XV部，於最後實際可行日期，周先生擁有或被視為擁有300,000股股份或相關股份之權益。

董事酬金

周先生有權就其作為本公司執行董事收取由董事會參考市場水平釐定之董事酬金，目前酬金為每月169,230港元。

董事職位

除上述披露內容外，周先生於過去三年並無在其他上市公司擔任董事職位。

其他

周先生並無任何根據上市規則第13.51(2)(h)-(v)條所須披露之資料。除上述所披露者外，並無其他有關其重選事宜而需要本公司股東知悉之事項。

(3) 鄂萌先生，執行董事

經驗

鄂萌，49歲，為本公司執行董事兼副總裁。鄂先生亦為北京發展（香港）有限公司（股份編號：154）主席、中國信息科技發展有限公司（前稱「衡浪平台軟件國際有限公司」）（股份編號：8178）及北控水務集團有限公司（前稱「上華控股有限公司」）（股份編號：371）執行董事，以及金六福投資有限公司（股份編號：472）獨立非執行董事。鄂先生畢業於中國科技大學並獲該校工學碩士學位。鄂先生是中國高級會計師，並具有中國註冊會計師、註冊資產評估師、註冊房地產估價師和註冊稅務師資格。從一九八八年至一九九七年，鄂先生出任北京市新技術產業開發實驗區副主任，並兼任財政審計所所長、投資經營公司總經理、北京天平會計師事務所主任會計師及海淀區國有資產管理局副局長。鄂先生於經濟、財務和企業管理方面積逾多年經驗。鄂先生於一九九七年十一月加入本集團。

服務年期

鄂先生與本公司訂有自二零零五年六月十七日起計為期三年之董事服務合約。

關係

除因作為本公司執行董事而產生之關係外，鄂先生與任何其他董事、本公司之高級管理層、主要股東（定義見上市規則）或控股股東（定義見上市規則）概無任何關係。

股份權益

根據證券及期貨條例第XV部，於最後實際可行日期，鄂先生擁有或被視為擁有50,000股股份或相關股份之權益。

董事酬金

鄂先生有權就其作為本公司執行董事收取由董事會參考市場水平釐定之董事酬金，目前酬金為每月140,140港元。

董事職位

除上述披露內容外，鄂先生於過去三年並無在其他上市公司擔任董事職位。

其他

鄂先生並無任何根據上市規則第13.51(2)(h)-(v)條所須披露之資料。除上述所披露者外，並無其他有關其重選事宜而需要本公司股東知悉之事項。

(4) **白德能先生，獨立非執行董事**

經驗

白德能，62歲，是總部設立在上海的投資銀行中國創業投資有限公司的主席、創辦人兼首席執行官。白先生在一九八二年推出中國其中第一個創業基金，是中國私營企業投資的先驅。白先生近年旅居上海，在當地商界活躍，是亞洲基金的信託人。彼於達克斯恩大學畢業，一九七零年在美國管理學院獲工商管理碩士學位。白先生亦為南京Hopkins-Nanjing Center的諮詢委員會成員。白先生於二零零四年七月加入本集團。

服務年期

白先生並沒有與本公司訂立任何服務合約，亦無訂立特定任期，然而須按現行章程細則於本公司的股東週年大會上輪流告退。

關係

除因作為本公司獨立非執行董事而產生之關係外，白先生與任何其他董事、本公司之高級管理層、主要股東（定義見上市規則）或控股股東（定義見上市規則）概無任何關係。

股份權益

根據證券及期貨條例第XV部，於最後實際可行日期，白先生並無擁有或被視為擁有任何股份或相關股份之權益。

董事酬金

白先生有權收取分兩期以等額支付之180,000港元年度袍金（董事會可每年作出檢討）。董事會乃根據彼之職責及市場情況釐定彼之袍金。

董事職位

除上述披露內容外，白先生於過去三年並無在其他上市公司擔任董事職位。

其他

白先生並無任何根據上市規則第13.51(2)(h)-(v)條所須披露之資料。除上述所披露者外，並無其他有關其重選事宜而需要本公司股東知悉之事項。

(5) 林海涵先生，獨立非執行董事

經驗

林海涵，*太平紳士*，69歲，畢業於香港大學經濟系，為林海涵會計師事務所創辦人及香港會計師公會資深會員。彼於一九九四年獲香港政府頒發榮譽勳章，一九九七年獲委任為太平紳士，亦為第十屆中華人民共和國北京市政協委員會常務委員，以及北京海外聯誼會副會長、北京衛生部海外聯誼會理事等。林先生於二零零八年三月加入本集團。

服務年期

林先生並沒有與本公司訂立任何服務合約，亦無訂立特定任期，然而須按現行章程細則於本公司的股東週年大會上輪流告退。

關係

除因作為本公司獨立非執行董事而產生之關係外，林先生與任何其他董事、本公司之高級管理層、主要股東（定義見上市規則）或控股股東（定義見上市規則）概無任何關係。

股份權益

根據證券及期貨條例第XV部，於最後實際可行日期，林先生並無擁有或被視為擁有任何股份或相關股份之權益。

董事酬金

林先生有權收取分兩期以等額支付之180,000港元年度袍金（董事會可每年作出檢討）。董事會乃根據彼之職責及市場情況釐定彼之袍金。

董事職位

除上述披露內容外，林先生於過去三年並無在其他上市公司擔任董事職位。

其他

林先生並無任何根據上市規則第13.51(2)(h)-(v)條所須披露之資料。除上述所披露者外，並無其他有關其重選事宜而需要本公司股東知悉之事項。

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED
(根據公司條例於香港註冊成立之有限公司)
(網站:www.behl.com.hk)
(股份代號:392)

茲通告北京控股有限公司(「本公司」)謹訂於二零零八年六月二十六日(星期四)下午三時假座香港灣仔港灣道18號中環廣場35樓環亞會議中心召開本公司股東週年大會以討論下列事項:

1. 省覽截至二零零七年十二月三十一日止年度之經審核綜合財務報表及董事會報告及核數師報告;

2. 宣派末期股息及末期特別股息;

3. 選舉董事,並授權董事會釐定董事之酬金;

4. 委任核數師,並授權董事會釐定其酬金;

5. 作為特別事項考慮並酌情通過(無論有否修訂)下列決議案為普通決議案:

 「**動議**

 (a) 無條件授予董事會一般性權力,在符合適用法例之情況下,於有關期間(定義見下文)行使本公司之一切權力,以購回其股份;

 (b) 根據上文(a)段之批准所購回之本公司股份面值總額,須不超過本公司於本決議案通過日期之已發行股本面值總額之10%,而上述批准須以此數額為限;及

 (c) 就本決議案而言,「有關期間」乃指本決議案通過之日至下列任何一項最早發生之日期:

  (i) 本公司下屆股東週年大會結束時;

(ii) 本決議案授出之權力經由本公司股東在股東大會通過普通決議案予以撤銷或修訂之日;及

(iii) 本公司之現行章程細則或任何適用法例規定本公司須舉行下屆股東週年大會期限屆滿之日。」;

6. 作為特別事項考慮並酌情通過(無論有否修訂)下列決議案為普通決議案:

「**動議**

(a) 無條件授予董事會一般性權力,於有關期間(定義見下文)行使本公司之一切權力,以發行、配發及處理本公司之額外股份、並訂立或授予或需在有關期間(定義見下文)內或結束後配發、發行或處理股份之售股建議、協議及購股權;惟除根據(i)配售新股(指本公司向於指定記錄日期之股東按其當時持股比例提出售股建議(惟董事會可按適用於本公司之任何地區之法律,或任何認可管制機構或任何證券交易所之規定而產生之限制或責任,就零碎股份作出認為必須或權宜之豁免或其他安排))或(ii)當時所採納之任何購股權計劃或類似安排,向本公司及/或其任何附屬公司之行政人員及/或僱員授出或發行股份或可認購本公司股份之權利或(iii)依照本公司現行章程細則實行之任何以股代息計劃或類似安排,以配發股份代替本公司股份之全部或部份股息外,所發行、配發、處理或同意有條件或無條件發行、配發或處理之額外股份面值總額,須不超過於本決議案通過日期本公司已發行股本面值總額之20%,而上述批准亦須受此數額限制;及

(b) 就本決議案而言,「有關期間」乃指本決議案通過之日至下列任何一項最早發生之日期:

(i) 本公司下屆股東週年大會結束時;

(ii) 本決議案授出之權力經由股東在股東大會通過普通決議案予以撤銷或修訂之日；及

(iii) 本公司之現行章程細則或任何適用法例規定本公司須舉行下屆股東週年大會期限屆滿之日。」；及

7. 作為特別事項考慮並酌情通過(無論有否修訂)下列決議案為普通決議案：

「**動議**擴大根據上文第6項決議案授予本公司董事會之一般性權力，於當時可行使本公司之權力，以配發股份及訂立或授予或需行使該項權力之售股建議、協議及購股權，所擴大數額包括自根據本公司董事會行使本公司權力以購回該等股份而授出之一般性權力(見上文第5項決議案所述)以來，本公司所購回之本公司股本中股份面值總額；惟該數額須不超過本公司於本決議案通過日期已發行股本面值總額之10%。」

承董事會命
執行董事
譚振輝

香港，二零零八年六月二日

附註：

1. 本公司將由二零零八年六月二十三日（星期一）至二零零八年六月二十六日（星期四）（首尾兩天包括在內）暫停辦理本公司股份過戶登記手續。為確定合資格獲派發建議之截至二零零七年十二月三十一日止年度末期股息及末期特別股息及出席股東週年大會，所有過戶文件連同有關之股票及過戶表格，務須於二零零八年六月二十日（星期五）下午四時三十分前送達本公司之股份過戶登記處卓佳登捷時有限公司，地址為香港皇后大道東28號金鐘匯中心26樓，辦理股份過戶登記手續。

2. 凡有資格出席上述大會並於會上投票之股東，均有權委派一位或以上代表出席，並於票選時代其投票。受委代表毋須為本公司股東。惟若委派超過一名受委代表，則委任書上須列明每位受委代表所代表股份數目及類別。

3. 代表委任表格連同經簽署之授權書或其他授權文件（如有）或該等授權書或授權文件經由公證人簽署證明之副本，最遲須於大會指定舉行時間48小時前一併交回香港皇后大道東28號金鐘匯中心26樓本公司之股份過戶登記處卓佳登捷時有限公司，方為有效。

4. 本公司將向股東寄發詳列有關本通告內第3項及第5項至第7項決議案的資料。

於本通告日期，本公司執行董事為衣錫群先生、張虹海先生、李福成先生、白金榮先生、周思先生、劉凱先生、郭普金先生、鄂萌先生、雷振剛先生、姜新浩先生及譚振輝先生。獨立非執行董事則為武捷思先生、白德能先生及林海涵先生。

Notes:

1. The Register of Members will be closed from Monday, 23 June 2008 to Thursday, 26 June 2008 (both days inclusive), during which period no transfer of shares of the Company will be registered. In order to qualify for entitlement to the proposed final dividend and final special dividend for the year ended 31 December 2007 and for attending the Annual General Meeting, all transfers of shares of the Company accompanied by the relevant share certificates and the appropriate transfer forms must be lodged with the Company's Share Registrar, Tricor Tengis Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong for registration not later than 4:30 p.m. on Friday, 20 June 2008.

2. A Member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote on his behalf. A proxy need not be a Member of the Company. If more than one proxy is so appointed, the appointment shall specify the number and class of shares in respect of which each such proxy is so appointed.

3. To be valid, a form of proxy and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of attorney or authority, must be lodged with the Company's Share Registrar, Tricor Tengis Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong not less than 48 hours before the time fixed for holding the Meeting.

4. A circular containing details of the proposed resolutions nos. 3 and 5 to 7 as set out in this notice will be despatched to the shareholders.

As at the date of this notice, the executive directors of the company are Mr. Yi Xi Qun, Mr. Zhang Hong Hai, Mr. Li Fu Cheng, Mr. Bai Jin Rong, Mr. Zhou Si, Mr. Liu Kai, Mr. Guo Pu Jin, Mr. E Meng, Mr. Lei Zhen Gang, Mr. Jiang Xin Hao and Mr. Tam Chun Fai; the independent non-executive directors are Mr. Wu Jie Si, Mr. Robert A,. Theleen and Mr. Lam Hoi Ham.

(ii) the revocation or variation of the authority given under this resolution by ordinary resolution passed by the Company's shareholders in general meetings; and

(iii) the expiration of the period within which the next annual general meeting of the Company is required by the Current Articles of Association of the Company or any applicable laws to be held."; and

7. To consider as special business and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

"**THAT** the general mandate granted to the Directors of the Company pursuant to resolution 6 above and for the time being in force to exercise the powers of the Company to allot shares and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby extended by the total nominal amount of shares in the capital of the Company repurchased by the Company pursuant to the exercise by the Directors of the Company of the powers of the Company to purchase such shares since the granting of such general mandate referred to the above resolution 5, provided that such amount shall not exceed 10% of the total nominal amount of the share capital of the Company in issue on the date of passing of this resolution."

By order of the Board
Tam Chun Fai
Executive Director

Hong Kong, 2 June 2008

(ii) the revocation or variation of the authority given under this resolution by ordinary resolution passed by the Company's shareholders in general meetings; and

(iii) the expiration of the period within which the next annual general meeting of the Company is required by the Current Articles of Association of the Company or any applicable laws to be held.";

6. To consider as special business and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

"**THAT**

(a) the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to issue, allot and deal with additional shares of the Company and to make or grant offers, agreements and options which would or might require shares to be allotted, issued or dealt with during or after the end of the Relevant Period (as defined below), be and is hereby generally and unconditionally approved, provided that, otherwise than pursuant to (i) a rights issue where shares are offered to shareholders on a fixed record date in proportion to their then holdings of shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory applicable to the Company) or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iii) any scrip dividend scheme or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend or shares of the Company in accordance with the Current Articles of Association of the Company, the total nominal amount of additional shares to be issued, allotted, dealt with or agreed conditionally or unconditionally to be issued, allotted or dealt with shall not in total exceed 20% of the total nominal amount of the share capital of the Company in issue on the date of passing of this Resolution and the said approval shall be limited accordingly; and

(b) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(website: www.behl.com.hk)

(Stock Code: 392)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of Beijing Enterprises Holdings Limited will be held at Plaza Conference Centre, 35th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong on Thursday, 26 June 2008 at 3:00 p.m. for the following purposes:

1. To receive and consider the Audited Consolidated Financial Statements and the Reports of the Directors and of the Auditors for the year ended 31 December 2007;

2. To declare a final dividend and a final special dividend;

3. To elect Directors and to authorize the Board of Directors to fix Directors' remuneration;

4. To appoint Auditors and to authorize the Board of Directors to fix their remuneration;

5. To consider as special business and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

"**THAT**

(a) the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to purchase its shares, subject to and in accordance with the applicable laws, be and is hereby generally and unconditionally approved;

(b) the total nominal amount of shares of the Company to be purchased pursuant to the approval in paragraph (a) above shall not exceed 10% of the total nominal amount of the share capital of the Company in issue on the date of passing of this resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(5) Mr. LAM Hoi Ham, independent non-executive Director

Experience

Mr. Lam Hoi Ham, *JP*, aged 69, was graduated from the faculty of economics of The University of Hong Kong, is the founder of the accounting firm H H Lam & Co., and is a fellow member of the Hong Kong Institute of Certified Public Accountants. Mr. Lam was granted Medal of Honour by The Hong Kong Government in 1994 and was appointed a Justice of the Peace in 1997. Mr. Lam serves as a Standing Committee member of the 10th National Committee of the Chinese People's Political Consultative Conference of the People's Republic of China of Beijing City, the vice chairman of Beijing Overseas Friendship Association and a committee member of Beijing Health Department Overseas Friendship Association, etc. Mr. Lam joined the Group in March 2008.

Length of service

Mr. Lam does not have any service contract with the Company and he will have no fixed term of service with the Company, but will be subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Current Articles of Association.

Relationships

Other than the relationship arising from his being an independent non-executive director of the Company, Mr. Lam does not have any relationships with any other Directors, senior management, substantial shareholders (as defined in the Listing Rules), or controlling shareholders (as defined in the Listing Rules) of the Company.

Interests in Shares

As at the Latest Practicable Date, Mr. Lam was not interested or deemed to be interested in any Shares or underlying Shares pursuant to Part XV of the SFO.

Director's emoluments

Mr. Lam is entitled to receive an annual fee of HK$180,000 payable by two equal payments (subject to annual review by the Board). His emolument is determined by the Board in accordance with his duties and market conditions.

Directorships

Saved as disclosed above, Mr. Lam held no other directorships in listed public companies in the last three years.

Others

Mr. Lam does not have any information which is required to be disclosed under Rules 13.51(2)(h)-(v) of the Listing Rules. Save as disclosed herein, there are no other matters relating to his re-election that need to be brought to the attention of the Company's shareholders.

(4) Mr. Robert A. THELEEN, independent non-executive Director

Experience

Mr. Robert A. Theleen, aged 62, is the Chairman, founder and Co-Chief Executive Officer of China Vest, Ltd., a Shanghai-based Merchant Bank. Mr. Theleen was a pioneer in the private equity investment industry in China where, in 1982, he launched one of the first venture capital funds investing in China. Mr. Theleen is also a Trustee of the Asia Foundation and an active member of the business community in Shanghai where he resides. He was educated at Duquesne University and at the American School of Management in the United States where he obtained his master's degree in business administration in 1970. He is also a member of the Advisory Board of the Hopkins-Nanjing Center in Nanjing, China. Mr. Theleen joined the Group in July 2004.

Length of service

Mr. Theleen does not have any service contract with the Company and he will have no fixed term of service with the Company, but will be subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Current Articles of Association.

Relationships

Other than the relationship arising from his being an independent non-executive director of the Company, Mr. Theleen does not have any relationships with any other Directors, senior management, substantial shareholders (as defined in the Listing Rules), or controlling shareholders (as defined in the Listing Rules) of the Company.

Interests in Shares

As at the Latest Practicable Date, Mr. Theleen was not interested or deemed to be interested in any Shares or underlying Shares pursuant to Part XV of the SFO.

Director's emoluments

Mr. Theleen is entitled to receive an annual fee of HK$180,000 payable by two equal payments (subject to annual review by the Board). His emolument is determined by the Board in accordance with his duties and market conditions.

Directorships

Saved as disclosed above, Mr. Theleen held no other directorships in listed public companies in the last three years.

Others

Mr. Theleen does not have any information which is required to be disclosed under Rules 13.51(2)(h)-(v) of the Listing Rules. Save as disclosed herein, there are no other matters relating to his re-election that need to be brought to the attention of the Company's shareholders.

(3) Mr. E Meng, executive Director

Experience

Mr. E Meng, aged 49, is an Executive Director and a Vice President of the Company. Mr. E also serves as the Chairman of Beijing Development (Hong Kong) Limited (stock code: 154), the Executive Director of China Information Technology Development Limited (formerly known as "Xteam Software International Limited") (stock code: 8178) and Beijing Enterprises Water Group Limited (formerly known as "Shang Hua Holdings Limited") (stock code: 371), and an Independent Non-executive Director of JLF Investment Company Limited (stock code: 472). Mr. E graduated from China Science and Technology University with a master's degree in engineering. He is a PRC senior accountant with the qualifications of PRC certified accountant, asset appraiser, certified real estate appraiser and tax appraiser. From 1988 to 1997, he was the Deputy Director of Beijing New Technology Development Zone and concurrently acting as the Director of the Department of Financial Auditing, the General Manager of Investment Operation Company, the chief accountant of Beijing Tianping Accounting Firm and the Deputy Director of the State-owned Assets Management Office of Beijing Haidian District. Mr. E has extensive experience in economics, finance and enterprise management. Mr. E joined the Group in November 1997.

Length of service

Mr. E has entered into a service contract in relation to his directorship with the Company for a period of 3 years commencing 17 June 2005.

Relationships

Other than the relationship arising from his being an executive director of the Company, Mr. E does not have any relationships with any other Directors, senior management, substantial shareholders (as defined in the Listing Rules), or controlling shareholders (as defined in the Listing Rules) of the Company.

Interests in Shares

As at the Latest Practicable Date, Mr. E was interested or deemed to be interested in 50,000 Shares or underlying Shares pursuant to Part XV of the SFO.

Director's emoluments

Mr. E is entitled to receive by way of remuneration of his services as an executive director of the Company a monthly salary determined by the Board with reference to prevailing market rate, which is currently fixed at HK$140,140 per month.

Directorships

Saved as disclosed above, Mr. E held no other directorships in listed public companies in the last three years.

Others

Mr. E does not have any information which is required to be disclosed under Rules 13.51(2)(h)-(v) of the Listing Rules. Save as disclosed herein, there are no other matters relating to his re-election that need to be brought to the attention of the Company's shareholders.

(2) Mr. ZHOU Si, executive Director

Experience

Mr. Zhou Si, aged 51, is a Vice Chairman of the Company. He is also the Director of Beijing Enterprises Group Company Limited and the Chairman of Beijing Gas Group Co., Ltd. Mr. Zhou graduated from Beijing Normal University in 1978 and Tsinghua University in 1998. From 1984 to 2003, he was the Chief Officer of the General Planning Division and subsequently the Head and Deputy Director of the Planning Division of Beijing Municipal Management Commission. He has extensive experience in economics, finance and enterprise management. Mr. Zhou joined the Group in June 2005.

Length of service

Mr. Zhou does not have any service contract with the Company and he will have no fixed term of service with the Company, but will be subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Current Articles of Association.

Relationships

Other than the relationship arising from his being an executive director of the Company, Mr. Zhou does not have any relationships with any other Directors, senior management, substantial shareholders (as defined in the Listing Rules), or controlling shareholders (as defined in the Listing Rules) of the Company.

Interests in Shares

As at the Latest Practicable Date, Mr. Zhou was interested or deemed to be interested in 300,000 Shares or underlying Shares pursuant to Part XV of the SFO.

Director's emoluments

Mr. Zhou is entitled to receive by way of remuneration of his services as an executive director of the Company a monthly salary determined by the Board with reference to prevailing market rate, which is currently fixed at HK$169,230 per month.

Directorships

Saved as disclosed above, Mr. Zhou held no other directorships in listed public companies in the last three years.

Others

Mr. Zhou does not have any information which is required to be disclosed under Rules 13.51(2)(h)-(v) of the Listing Rules. Save as disclosed herein, there are no other matters relating to his re-election that need to be brought to the attention of the Company's shareholders.

Pursuant to the Listing Rules, the details of the Directors who will retire at the Annual General Meeting according to the Current Articles of Association and will be proposed to be re-elected at the Annual General Meeting are provided below.

(1) Mr. BAI Jin Rong, executive Director

Experience

Mr. Bai Jin Rong, aged 57, is a Vice Chairman of the Company. He is also the Vice Board Chairman and General Manager of Beijing Enterprises Group Company Limited. Mr. Bai graduated from Beijing Normal University in 1985 and had worked as the Deputy Director and Director of the Policy Research Office of Beijing Chemical Industry Group, the Deputy Director of the Beijing Economic Structure Reforms Committee, the Executive Director and Executive Vice President of the Company, the Deputy Director of Beijing Stateowned Assets Supervision and Administration Commission. Mr. Bai has many years of experience in economics, finance and enterprise management. Mr. Bai rejoined the Group in June 2005.

Length of service

Mr. Bai does not have any service contract with the Company and he will have no fixed term of service with the Company, but will be subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Current Articles of Association.

Relationships

Other than the relationship arising from his being an executive director of the Company, Mr. Bai does not have any relationships with any other Directors, senior management, substantial shareholders (as defined in the Listing Rules), or controlling shareholders (as defined in the Listing Rules) of the Company.

Interests in Shares

As at the Latest Practicable Date, Mr. Bai was interested or deemed to be interested in 136,000 Shares or underlying Shares pursuant to Part XV of the SFO.

Director's emoluments

Mr. Bai is entitled to receive by way of remuneration of his services as an executive director of the Company a monthly salary determined by the Board with reference to prevailing market rate, which is currently fixed at HK$169,230 per month.

Directorships

Saved as disclosed above, Mr. Bai held no other directorships in listed public companies in the last three years.

Others

Mr. Bai does not have any information which is required to be disclosed under Rules 13.51(2)(h)-(v) of the Listing Rules. Save as disclosed herein, there are no other matters relating to his re-election that need to be brought to the attention of the Company's shareholders.

The following paragraphs set out the procedure by which the Shareholders may demand a poll at a general meeting of the Company (including the Annual General Meeting) pursuant to the Current Articles of Association.

According to Article 75 of the Current Articles of Association, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by:–

(a) the chairman of such meeting; or

(b) at least three Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(c) a Shareholder or Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all Shareholders having the right to vote at the meeting; or

(d) a Shareholder or Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and holding Shares in the Company conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Shares conferring that right.

6. GENERAL

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their respective associates (as defined in the Listing Rules) presently intends to sell any Shares to the Company in the event that the granting of the Buyback Mandate is approved by the Shareholders.

The Company has not been notified by any connected persons (as defined in the Listing Rules) of the Company that they have a present intention to sell any Shares to the Company, or that they have undertaken not to sell any Shares held by them to the Company in the event that the granting of the Buyback Mandate is approved by the Shareholders.

The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases of Shares pursuant to the Buyback Mandate in accordance with the Listing Rules and the Companies Ordinance.

7. MARKET PRICES OF SHARES

The highest and lowest prices per Share at which Shares have traded on the Stock Exchange during each of the previous 12 months were as follows:

	Highest	**Lowest**
	HK$	*HK$*
2007		
May	25.10	20.50
June	29.80	24.35
July	35.50	28.45
August	36.00	25.00
September	42.00	31.90
October	48.05	37.45
November	51.00	33.00
December	43.95	33.65
2008		
January	40.45	29.65
February	37.70	31.00
March	32.50	23.00
April	34.30	29.00
May (Up to the Latest Practicable Date)	33.60	29.55

8. REPURCHASES OF SHARES MADE BY THE COMPANY

No purchase of Shares has been made by the Company during the last six months (whether on the Stock Exchange or otherwise).

4. IMPACT OF REPURCHASES

There might be adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the Annual Report for the year ended 31 December 2007) in the event that the Buyback Mandate was to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Buyback Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company. The number of Shares to be repurchased on any occasion and the price and other terms upon which the same are purchased will be decided by the Directors at the relevant time having regard to the circumstances then prevailing.

5. TAKEOVERS CODE

If, on the exercise of the power to repurchase Shares pursuant to the Buyback Mandate, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Takeovers Code. Accordingly, a Shareholder, or group of Shareholders acting in concert, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code for all the Shares not already owned by such Shareholder or group of Shareholders.

As at the Latest Practicable Date, Beijing Enterprises Group Company Limited, the Company's controlling Shareholder, was interested in 675,051,109 Shares, representing approximately 59.27% of the total issued share capital of the Company. On the basis that no Shares are issued or repurchased prior to the date of the Annual General Meeting, in the event that the Directors exercise in full the power to repurchase Shares in accordance with the terms of the relevant ordinary resolution to be proposed at the Annual General Meeting, the interests of Beijing Enterprises Group Company Limited in the issued Shares would be increased to approximately 65.86% of the total issued share capital of the Company. The Directors are not aware of any consequences which will arise under the Takeovers Code as a result of any repurchases to be made under the Buyback Mandate.

The following is an explanatory statement required by the Listing Rules to be sent to the Shareholders to enable them to make an informed decision on whether to vote for or against the ordinary resolution to be proposed at the Annual General Meeting in relation to the granting of the Buyback Mandate.

1. REASONS FOR SHARE BUYBACK

Although the Directors have no present intention of repurchasing any Shares, they believe that the flexibility afforded by the Buyback Mandate would be beneficial to the Company and the Shareholders. Trading conditions on the Stock Exchange have sometimes been volatile in recent years. At any time in the future when Shares are trading at a discount to their underlying value, the ability of the Company to repurchase Shares will be beneficial to the Shareholders who retain their investment in the Company since their percentage interest in the assets of the Company would increase in proportion to the number of Shares repurchased by the Company and thereby resulting in an increase in net assets and/or earnings per Share of the Company. Such repurchases will only be made when the Directors believe that such repurchases will benefit the Company and the Shareholders.

2. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 1,138,940,000 Shares.

Subject to the passing of the ordinary resolution no. 5, the Company would be allowed under the Buyback Mandate to repurchase a maximum of 113,894,000 Shares on the basis that no further Shares will be issued or repurchased prior to the date of the Annual General Meeting.

3. FUNDING OF REPURCHASES

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its memorandum of association, the Current Articles of Association and the Companies Ordinance.

The Company is empowered by its memorandum of association, the Current Articles of Association and the Companies Ordinance to purchase the Shares. The Companies Ordinance provides that the amount of capital paid in connection with a share repurchase by a company may only be paid out of either the capital paid up on the relevant shares, or the funds of the company that would otherwise be available for dividend or distribution or the proceeds of a fresh issue of shares made for such purpose. The amount of premium payable on repurchase may only be paid out of funds of the company that would otherwise be available for dividend or distribution or out of the share premium account of the company before the shares are repurchased.

In accordance with the requirements of the Listing Rules, the Company is required to send to the Shareholders an explanatory statement containing all the information reasonably necessary to enable them to make an informed decision on whether to vote for or against the granting of the Buyback Mandate. The explanatory statement as required by the Listing Rules in connection with the Buyback Mandate is set out in the Appendix I to this circular.

4. ANNUAL GENERAL MEETING AND PROXY ARRANGEMENT

The notice of the Annual General Meeting is set out on pages 15 to 18 of this circular. At the Annual General Meeting, resolutions will be proposed to approve, inter alia, the granting of the Buyback Mandate, the Issuance Mandate and the extension of the Issuance Mandate by the addition thereto of the number of Shares repurchased pursuant to the Buyback Mandate and the amendments to the Current Articles of Association.

A form of proxy for use at the Annual General Meeting is enclosed with this circular and such form of proxy is also published on the website of the Stock Exchange (www.hkexnews.hk) and the website of the Company (www.behl.com.hk). To be valid, the form of proxy must be completed and signed in accordance with the instructions printed thereon and deposited, together with the power of attorney or other authority (if any) under which it is signed or a certified copy of that power of attorney or authority at the Company's Share Registrar, Tricor Tengis Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for holding the Annual General Meeting or any adjournment thereof. Completion and delivery of the form of proxy will not preclude you from attending and voting at the Annual General Meeting if you so wish.

5. RECOMMENDATION

The Directors consider that the proposals referred to above are in the interests of the Company, the Group and the Shareholders. Accordingly, the Directors recommend the Shareholders to vote in favour of the relevant resolutions to be proposed at the Annual General Meeting.

6. GENERAL INFORMATION

Your attention is drawn to the additional information set out in the Appendix I (Explanatory Statement on the Buyback Mandate), Appendix II (Procedure by which the Shareholders may demand a poll at a general meeting pursuant to the Current Articles of Association) and Appendix III (Details of Directors proposed to be re-elected at the Annual General Meeting) to this circular.

Yours faithfully,
By Order of the Board
Yi Xi Qun
Chairman

2. RE-ELECTION OF RETIRING DIRECTORS

Pursuant to the Current Articles of Association, Messrs. Bai Jin Rong, Zhou Si, E Meng, Robert A. Theleen and Lam Hoi Ham (the "Retiring Directors") will retire by rotation from office as Directors at the AGM and being eligible have offered themselves for re-election. Details of the Retiring Directors required to be disclosed under the Listing Rules are set out in Appendix III to this circular.

3. BUYBACK AND ISSUANCE MANDATES

At the annual general meeting of the Company held on 21 June 2007, general mandates were given to the Directors to exercise the powers of the Company to repurchase shares of the Company and to issue new shares of the Company respectively. Such mandates will lapse at the conclusion of the Annual General Meeting.

Ordinary resolutions will be proposed at the Annual General Meeting to approve the granting of new general mandates to the Directors:

(a) to purchase Shares on the Stock Exchange of an aggregate nominal amount of up to 10% of the aggregate nominal amount of the issued share capital of the Company on the date of passing of such resolution, i.e. a maximum of 113,894,000 Shares on the basis that no further Shares will be issued or repurchased prior to the date of the Annual General Meeting (the "Buyback Mandate");

(b) to allot, issue or deal with Shares of an aggregate nominal amount of up to 20% of the aggregate nominal amount of the share capital of the Company in issue on the date of passing of such resolution, i.e. a maximum of 227,788,000 Shares on the basis that no further Shares will be issued or repurchased prior to the date of the Annual General Meeting (the "Issuance Mandate"); and

(c) to extend the Issuance Mandate by an amount representing the aggregate nominal amount of the Shares repurchased by the Company pursuant to and in accordance with the Buyback Mandate.

The Buyback Mandate and the Issuance Mandate will continue in force until the conclusion of the next annual general meeting of the Company held after the Annual General Meeting or any earlier date as referred to in ordinary resolutions nos. 5 and 6 set out in the notice of the Annual General Meeting. With reference to the Buyback Mandate and the Issuance Mandate, the Directors wish to state that they have no immediate plan to repurchase or issue any Shares pursuant thereto.

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(website: www.behl.com.hk)
(Stock Code: 392)

Executive Directors:
Yi Xi Qun *(Chairman)*
Zhang Hong Hai *(Vice Chairman and CEO)*
Li Fu Cheng *(Vice Chairman)*
Bai Jin Rong *(Vice Chairman)*
Zhou Si *(Vice Chairman)*
Liu Kai *(Vice President)*
Guo Pu Jin
E Meng *(Vice President)*
Lei Zhen Gang
Jiang Xin Hao *(Vice President)*
Tam Chun Fai

Independent Non-executive Directors:
Wu Jiesi
Robert A. Theleen
Lam Hoi Ham

Registered Office:
Room 4301, 43rd Floor
Central Plaza
18 Harbour Road
Wanchai

2 June 2008

To the shareholders

Dear Sir/Madam,

PROPOSALS FOR
RE-ELECTION OF RETIRING DIRECTORS
GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES
AND
NOTICE OF ANNUAL GENERAL MEETING

1. INTRODUCTION

The purpose of this circular is to provide the Shareholders with information in respect of the resolutions to be proposed at the Annual General Meeting for (i) re-election of retiring Directors; (ii) the granting of the Buyback Mandate to the Directors; (iii) the granting of the Issuance Mandate to the Directors; and (iv) the extension of the Issuance Mandate by adding to it the aggregate number of the issued Shares repurchased by the Company under the Buyback Mandate.

"SFO"	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"Shares"	ordinary share(s) of HK$0.10 each in the capital of the Company and includes stock except where a distinction between stock and shares is expressed or implied
"Shareholder(s)"	holder(s) of Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	The Hong Kong Codes on Takeovers and Mergers issued by the Securities and Futures Commission in Hong Kong

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

"Annual General Meeting"	an annual general meeting of the Company to be held at Plaza Conference Centre, 35th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong on Thursday, 26 June 2008 at 3:00 p.m., to consider and, if appropriate, to approve the resolutions contained in the notice of the meeting which is set out on pages 15 to 18 of this circular, or any adjournment thereof
"Board"	the board of Directors
"Buyback Mandate"	as defined in paragraph 3(a) of the Letter from the Board
"Company"	Beijing Enterprises Holdings Limited, a company incorporated in Hong Kong with limited liability under the Companies Ordinance, the shares of which are listed on the main board of the Stock Exchange
"Current Articles of Association"	the current Articles of Association of the Company including amendments up to 27 June 2006
"Director(s)"	the director(s) of the Company
"Group"	The Company and its subsidiaries from time to time
"Hong Kong"	The Hong Kong Special Administrative Region of the People's Republic of China
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Issuance Mandate"	as defined in paragraph 3(b) of the Letter from the Board
"Latest Practicable Date"	28 May 2008, being the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange

CONTENTS

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this circular or as to the action to be taken, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Beijing Enterprises Holdings Limited, you should at once hand this circular to the purchaser or the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(website: www.behl.com.hk)

(Stock Code: 392)

PROPOSALS FOR

RE-ELECTION OF RETIRING DIRECTORS

GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

AND

NOTICE OF ANNUAL GENERAL MEETING

A notice convening an annual general meeting of Beijing Enterprises Holdings Limited to be held at Plaza Conference Centre, 35th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong on Thursday, 26 June 2008 at 3:00 p.m. is set out on pages 15 to 18 of this circular. A form of proxy for use at the annual general meeting is also enclosed. Such form of proxy is also published on the website of The Stock Exchange of Hong Kong Limited (www.hkexnews.hk) and the website of Beijing Enterprises Holdings Limited (www.behl.com.hk).

Whether or not you are able to attend the annual general meeting, please complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the Company's Share Registrar, Tricor Tengis Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the annual general meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting if they so wish.

2 June 2008

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(website: www.behl.com.hk)
(Stock Code: 392)

CONNECTED TRANSACTIONS
DISPOSAL OF PROPERTIES

The Company announces that on 9 May 2008, (1) the Company entered into a share transfer agreement (the "Helken Agreement") with BHL to dispose of the Company's 100% equity interest in Helken; (2) BE Properties Ltd, the wholly owned subsidiary of the Company, entered into several properties transfer agreements (collectively the "HK Properties Agreements") with BHL's indirect wholly owned subsidiaries, including Heroes, Trenton, Talent, Powerchine, Profit Cheers and Apex respectively, to dispose of BE Properties Ltd's HK Properties; and (3) the Company entered into a properties transfer agreement (the "Beijing Properties Agreement") with BHL to dispose of the Company's Beijing Properties. The aggregate consideration of the Helken Agreement, the HK Properties Agreements and the Beijing Properties Agreement is HK$262,920,000.

BHL, Heroes, Trenton, Talent, Powerchine, Profit Cheers and Apex are wholly owned subsidiaries of BE Group, the substantial shareholder of the Company. BHL, Heroes, Trenton, Talent, Powerchine, Profit Cheers and Apex are connected persons of the Company as defined under the Listing Rules. As the applicable percentage ratios set out in Rule 14.07 of the Listing Rules are more than 0.1% but less than 2.5%, the entering into of the Helken Agreement, the HK Properties Agreements and the Beijing Properties Agreement constitutes connected transactions for the Company under Rule 14A.16(2) and is subject to the reporting and announcement requirements.

HELKEN AGREEMENT

Vendor : The Company

Purchaser : BHL

Properties to be disposed

The Company has agreed to dispose of 100% equity interest in Helken to BHL at the consideration of HK$11,000,000 to be settled in cash.

The following are the financial results of Helken under Hong Kong accounting standard:

	Year ended 31st December	
	2006 (audited) HK$'000	2007 (audited) HK$'000
Net asset value	9,100	11,000
Profit / loss before taxation	-154	1,531
Profit / loss after taxation	-154	1,531

Helken's sole asset is the Helken Property, which is held as an investment property to earn rental income for Helken before the Helken Agreement. During the year ended 31 December 2007, the Helken Property was fully leased out and a profit was recorded by Helken. During the year ended 31 December 2006, the Helken Property was not fully leased out and a loss was recorded by Helken.

Upon completion of the transaction under the Helken Agreement, Helken will cease to be the Company's subsidiary and the results of Helken will cease to consolidate in the Group's consolidated financial statements.

HK PROPERTIES AGREEMENTS

Vendor : BE Properties Ltd

Purchaser : Heroes

Property to be disposed

Flat A, 7th Floor, Chai Kung Mansion, Kam Din Terrace, No. 2 Tai Yue Avenue, Taikoo Shing, Hong Kong to be sold at the consideration of HK$4,700,000 to be settled in cash.

This property is an investment property to earn rental income for the Company before its disposal. The rental income derived from the property was amounted to approximately HK$144,000 for the year ended 31 December 2007 and HK$144,000 for the year ended 31 December 2006 which were consolidated in the audited financial statements of the Group.

Vendor **: BE Properties Ltd**

Purchaser **: Trenton**

Property to be disposed

Flat G, 3rd Floor, Lu Shan Mansion, Kao Shan Terrace, No. 5 Taikoo Shing Road, Taikoo Shing, Hong Kong to be sold at the consideration of HK$4,320,000 to be settled in cash.

This property is an investment property to earn rental income for the Company before its disposal. The rental income derived from the property was amounted to approximately HK$138,000 for the year ended 31 December 2007 and HK$138,000 for the year ended 31 December 2006 which were consolidated in the audited financial statements of the Group.

Vendor **: BE Properties Ltd**

Purchaser **: Talent**

Property to be disposed

Flat E, 11th Floor, Oak Mansion, Harbour View Gardens, No. 20 Taikoo Wan Road, Taikoo Shing, Hong Kong to be sold at the consideration of HK$8,150,000 to be settled in cash.

This property is an investment property to earn rental income for the Company before its disposal. The rental income derived from the property was amounted to approximately HK$282,000 for the year ended 31 December 2007 and HK$282,000 for the year ended 31 December 2006 which were consolidated in the audited financial statements of the Group.

Vendor **: BE Properties Ltd**

Purchaser **: Powerchine**

Property to be disposed

Units Nos. 1010, 1011 and 1012, 10th Floor of West Tower, Shun Tak Centre, Nos. 168-200 Connaught Road Central, Hong Kong to be sold at the consideration of HK$65,000,000 to be settled in cash.

This property is an investment property to earn rental income for the Company before its disposal. The rental income derived from the property was amounted to approximately HK$1,923,840 for the year ended 31 December 2007 and HK$1,292,580 for the year ended 31 December 2006 which were consolidated in the audited financial statements of the Group.

Vendor **: BE Properties Ltd**

Purchaser **: Profit Cheers**

Property to be disposed

Flat H, 15th Floor, Kin On Mansion, On Shing Terrace, No. 7 Tai Yue Avenue, Taikoo Shing, Hong Kong to be sold at the consideration of HK$4,600,000 to be settled in cash.

This property is an investment property to accommodate the Group's senior employees before its disposal. No rental income was derived from the property for the years ended 31 December 2007 and 2006.

Vendor **: BE Properties Ltd**

Purchaser **: Apex**

Property to be disposed

Flat A, 14th Floor, Yat Tien Mansion, Horizon Gardens, No. 18B Taikoo Shing Road, Taikoo Shing, Hong Kong to be sold at the consideration of HK$5,500,000 to be settled in cash.

This property is an investment property to accommodate the Group's senior employees before its disposal. No rental income was derived from the property for the years ended 31 December 2007 and 2006.

BEIJING PROPERTIES AGREEMENT

Vendor **: The Company**

Purchaser **: BHL**

Properties to be disposed

The Beijing Properties to be sold at the consideration of HK$159,650,000 to be settled in cash.

These properties are investment properties to earn rental income for the Company before their disposal. The rental income derived from the properties was amounted to approximately HK$6,088,034 for the year ended 31 December 2007 and HK$5,065,682 for the year ended 31 December 2006 which were consolidated in the audited financial statements of the Group.

CONSIDERATION

The aggregate consideration of HK$262,920,000 to be settled in cash for the Helken Agreement, the HK Properties Agreements and the Beijing Properties Agreement is determined with reference to the valuation of the Helken Property, the HK Properties and the Beijing Properties as at 31 December 2007 of HK$262,920,000 conducted by the independent property valuator DTZ Debenham Tie Leung Ltd. The Directors including the Independent Non-executive Directors consider that as at the date of this announcement, there has been no material change in the value of the Helken Property, the HK Properties and the Beijing Properties since 31 December 2007.

HK$26,292,000, being 10% of the aggregate consideration, shall be paid by the purchasers as deposit upon signing the sale and purchase agreements in respect of the Helken Property, the HK Properties and the Beijing Properties. HK$236,628,000, being the balance of the aggregate consideration, shall be paid by the purchasers within 30 days after the Condition Precedent have been satisfied.

The aggregate proceeds of HK$262,920,000 from the transactions under the Helken Agreement, the HK Properties Agreements and the Beijing Properties Agreement will be applied towards general working capital of the Company.

The Helken Property, the HK Properties and the Beijing Properties were held for long term purpose to accommodate the Group's senior employees or to earn rental income. The cost of the properties had been recorded as investment properties and buildings in the balance sheet of the audited financial statements of the Company. The consideration of HK$262,920,000 is equal to the carrying value of the properties. No gain or loss on the disposal will be recognized by the Company.

CONDITION PRECEDENT

The Helken Agreement, the HK Properties Agreements and the Beijing Properties Agreement are inter-conditional. The completion of the transactions is conditional upon good titles of the properties having been proved by the sellers to the satisfaction of the buyers.

COMPLETION

Completion of the Helken Agreement, the HK Properties Agreements and the Beijing Properties Agreement is to take place within 30 days after the condition precedents have been satisfied.

REASON FOR HELKEN AGREEMENT, HK PROPERTIES AGREEMENTS AND BEIJING PROPERTIES AGREEMENT

The Group has positioned itself as utilities conglomerate with urban energy services as its core business. The transactions under the Helken Agreement, the HK Properties Agreements and the Beijing Properties Agreement will realign the asset structure of the

Group and facilitate effective management of resources. The Directors, including the Independent Non-executive Directors, believe that the transaction is on normal commercial terms, the terms of the Helken Agreement, the HK Properties Agreements and the Beijing Properties Agreement are fair and reasonable and in the interests of the Company's shareholders as a whole.

CONNECTED TRANSACTIONS

BHL, Heroes, Trenton, Talent, Powerchine, Profit Cheers and Apex are wholly owned subsidiaries of BE Group, the substantial shareholder of the Company. BHL, Heroes, Trenton, Talent, Powerchine, Profit Cheers and Apex are connected persons of the Company as defined under the Listing Rules. As the applicable percentage ratios set out in Rule 14.07 of the Listing Rules are more than 0.1% but less than 2.5%, the entering into of the Helken Agreement, the HK Properties Agreements and the Beijing Properties Agreement constitutes connected transactions for the Company under Rule 14A.16(2) and is subject to the reporting and announcement requirements.

DEFINITIONS

For the purposes of this announcement, capitalized terms appearing herein shall, unless the context otherwise admits, have the meanings set out below:

"Apex"	Apex Dragon Investment Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly owned subsidiary of BE Group. Its principal business activity is investment holding
"BE Group"	Beijing Enterprises Group Company Limited* (北京控股集團有限公司), a company incorporated in the PRC with limited liability and is the substantial shareholder of the Company. Its principal business activity is investment holding
"Beijing Properties"	6th, 8th, 12th, 17th, 18th and 19th Floors, Phase 2, Jingtai Building, No. 24 Jianguomenwai Street, Beijing, PRC
"Beijing Properties Agreement"	an agreement dated 9 May 2008 entered into between the Company and BHL pursuant to which the Company has conditionally agreed to sell the Beijing Properties
"BE Properties Ltd"	Beijing Enterprises (Properties) Limited, a company incorporated in the British Virgin Islands with limited liability and a direct wholly owned subsidiary of the Company. Its principal business activity is investment holding

"BHL"	Beijing Holdings Limited, a company incorporated in Hong Kong with limited liability and a direct wholly owned subsidiary of BE Group. Its principal business activity is investment holding
"Board"	the board of Directors
"Company"	Beijing Enterprises Holdings Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange. Its principal business activity is utilities conglomerate with urban energy services
"Director(s)"	the director(s) of the Company
"Group"	the Company and its subsidiaries
"Helken"	Helken Industries Limited, a company incorporated in Hong Kong with limited liability and a direct wholly owned subsidiary of the Company. Its principal business activity is investment holding. Its sole asset is the Helken Property
"Helken Agreement"	an agreement dated 9 May 2008 entered into between the Company and BHL pursuant to which the Company has conditionally agreed to sell its 100% equity interest in Helken
"Helken Property"	Flat A, 23rd Floor, Tower 2, The Floridian, No. 18 Sai Wan Terrace, Quarry Bay, Hong Kong
"Heroes"	Heroes Development Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly owned subsidiary of BE Group. Its principal business activity is investment holding
"HK Properties"	the six landed properties to be disposed by BE Properties Ltd including: - • Flat A, 7th Floor, Chai Kung Mansion, Kam Din Terrace, No. 2 Tai Yue Avenue, Taikoo Shing, Hong Kong; • Flat G, 3rd Floor, Lu Shan Mansion, Kao Shan Terrace, No. 5 Taikoo Shing Road, Taikoo Shing, Hong Kong;

- Flat E, 11th Floor, Oak Mansion, Harbour View Gardens, No. 20 Taikoo Wan Road, Taikoo Shing, Hong Kong;
- Units Nos. 1010, 1011 and 1012, 10th Floor of West Tower, Shun Tak Centre, Nos. 168-200 Connaught Road Central, Hong Kong;
- Flat H, 15th Floor, Kin On Mansion, On Shing Terrace, No. 7 Tai Yue Avenue, Taikoo Shing, Hong Kong; and
- Flat A, 14th Floor, Yat Tien Mansion, Horizon Gardens, No. 18B Taikoo Shing Road, Taikoo Shing, Hong Kong

"HK Properties Agreements"	the six agreements at various dates entered into between BE Properties Ltd as the seller, and Heroes, Trenton, Talent, Powerchine, Profit Cheers and Apex as the buyers, pursuant to which BE Properties Ltd has conditionally agreed to sell the HK Properties
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Non-executive Directors"	the independent non-executive Directors, Mr. Wu Jiesi, Mr. Robert A. Theleen and Mr. Lam Hoi Ham
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Powerchine"	Powerchine Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly owned subsidiary of BE Group. Its principal business activity is investment holding
"PRC"	the People's Republic of China, excluding Hong Kong, the Macau Special Administrative Region of the People's Republic of China and Taiwan for the purpose of this announcement
"Profit Cheers"	Profit Cheers Investment Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly owned subsidiary of BE Group. Its principal business activity is investment holding
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"Talent"	Talent Graphic Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly owned subsidiary of BE Group. Its principal business activity is investment holding
"Trenton"	Trenton Investment Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly owned subsidiary of BE Group. Its principal business activity is investment holding
"%"	per cent

By order of the Board
Tam Chun Fai
Executive Director
Hong Kong, 9 May 2008

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors
Mr. Yi Xi Qun, Mr. Zhang Hong Hai, Mr. Li Fu Cheng, Mr. Bai Jin Rong, Mr. Zhou Si, Mr. Liu Kai, Mr. Guo Pu Jin, Mr. E Meng, Mr. Lei Zhen Gang, Mr. Jiang Xin Hao and Mr. Tam Chun Fai.

Independent Non-Executive Directors
Mr. Wu Jiesi, Mr. Robert A. Theleen and Mr. Lam Hoi Ham.

* *For identification purposes only*

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Beijing Enterprises Holdings Limited, you should at once hand this circular to the purchaser or transferee or, to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(website: www.behl.com.hk)

(Stock Code: 392)

DISCLOSEABLE TRANSACTION ESTABLISHMENT OF INNER MONGOLIA DATANG INTERNATIONAL KEQI COAL-BASED GAS COMPANY LIMITED

5 May 2008

In this circular, the following expressions have the following meaning unless the context requires otherwise:–

"Beijing Gas Group"	Beijing Gas Group Co., Ltd, a limited company established under the laws of the PRC and an indirect wholly-owned subsidiary of the Company
"Board"	the board of directors of the Company
"CDC"	China Datang Corporation, a state-owned enterprise established under the laws of the PRC and a controlling shareholder of Datang Power
"Company"	Beijing Enterprises Holdings Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on The Stock Exchange of Hong Kong Limited. Its principal business activity is utilities conglomerate with urban energy services.
"Datang Power"	Datang International Power Generation Co., Ltd., a sinoforeign joint stock limited company incorporated in the PRC on 13 December 1994, of which the H Shares are listed on The Stock Exchange of Hong Kong Limited and The London Stock Exchange Limited and the A Shares are listed on the Shanghai Stock Exchange
"Directors"	directors of the Company
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong
"Group"	The Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Investment Agreement"	the investment agreement entered into on 11 April 2008 by Datang Power, Beijing Gas Group, New Horizon Capital and CDC to establish the Keqi Coal-based Gas Company, for purpose of planning, constructing and operating the Keqi Coal-based Gas Project

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(website: www.behl.com.hk)
(Stock Code: 392)

Executive Directors:
Mr. Yi Xi Qun *(Chairman)*
Mr. Zhang Hong Hai *(Vice Chairman and CEO)*
Mr. Li Fu Cheng *(Vice Chairman)*
Mr. Bai Jin Rong *(Vice Chairman)*
Mr. Zhou Si *(Vice Chairman)*
Mr. Liu Kai *(Vice President)*
Mr. Guo Pu Jin
Mr. E Meng *(Vice President)*
Mr. Lei Zhen Gang
Mr. Jiang Xin Hao *(Vice President)*
Mr. Tam Chun Fai

Independent Non-executive Directors:
Mr. Wu Jiesi
Mr. Robert A. Theleen
Mr. Lam Hoi Ham

Registered Office:
Room 4301, 43rd Floor
Central Plaza
18 Harbour Road
Wanchai
Hong Kong

5 May 2008

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION
ESTABLISHMENT OF INNER MONGOLIA DATANG INTERNATIONAL KEQI COAL-BASED GAS COMPANY LIMITED

INTRODUCTION

Reference is made to the announcements of the Company dated 9 April 2008 and 14 April 2008. The Board announces that on 11 April 2008, Beijing Gas Group entered into the Investment Agreement with Datang Power, CDC and New Horizon Capital to establish the Keqi Coal-based Gas Company, for the purposes of planning, constructing and operating the Keqi Coal-based Gas Project. Datang Power, Beijing Gas Group, CDC and New Horizon Capital agreed to contribute to the establishment of Keqi Coal-based Gas Company in the proportion of 51%, 33%, 6% and 10%, respectively.

The total capital commitment of Beijing Gas Group will be RMB6,197,400,000 (equivalent to approximately HK$6,886,000,000) (i.e. 33% of the total investment amount of RMB18,780,000,000) including RMB1,859,220,000 being our proportion of 33% of the ultimate registered capital of Keqi Coal-based Gas Company to be contributed by Beijing Gas Group upon the establishment of Keqi Coal-based Gas Company. Beijing Gas Group's contribution to the registered capital of Keqi Coal-based Gas Company will be funded by internal resources.

As at the Latest Practicable Date, the respective parties have not contributed any registered capital to Keqi Coal-based Gas Company. The parties agree that they will increase the registered capital of Keqi Coal-based Gas Company in stages based on the construction progress of the Keqi Coal-based Gas Project in the same proportion as their respective contributions to the aforesaid initial registered capital of Keqi Coal-based Gas Company.

All funds required for the construction of the Keqi Coal-based Gas Project will be funded by the registered capital of Keqi Coal-based Gas Company and financing resources in the PRC (i.e. loans from banks). The respective parties agree to, if necessary, provide guarantees to Keqi Coal-based Gas Company's financing in proportion to their respective capital contributions. In the event of any further capital injections or other guarantees against borrowings required upon Beijing Gas Group, the Company will comply with the relevant requirements under the Listing Rules if and when necessary.

The term of operation of Keqi Coal-based Gas Company shall be 30 years from the date of issuance of the relevant business license.

Information of Keqi Coal-based Gas Project

Pursuant to the Investment Agreement, Keqi Coal-based Gas Company, upon its establishment, will plan, construct and operate the Keqi Coal-based Gas Project, which is located in Kesheketeng Qi, Chifeng City, Inner Mongolia. Keqi Coal-based Gas Project, will use the brown coal from the Shengli Coalfield which is 5 km from the northwest of Xilinhaote, Inner Mongolia, as raw materials and fuels, and apply developed and reliable gasification technology. Natural gas, the principal product, will be transmitted by a longdistance pipeline covering 440 km in total which runs from the project site (Kesheketeng Qi destination) to the final destination in Miyun, Beijing, the PRC. The final size of the Keqi Coal-based Gas Project is subject to the approval by the relevant government authorities of the PRC. The Keqi Coal-based Gas Project will be constructed in three stages. The whole project is expected to be completed by 2012 and is expected to produce 4,000,000,000 cubic meters of natural gas and other by-products per annum upon commencement of production. Keqi Coal-based Gas Company will become an associate of the Company upon its establishment.

As the applicable percentage ratios set out in Rule 14.07 of the Listing Rules exceed 5% but less than 25%, the Investment Agreement constitutes a discloseable transaction for the Company for the purpose of Chapter 14 of the Listing Rules.

ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the appendix to this circular.

Yours faithfully,
By order of the Board
Yi Xi Qun
Chairman

(b) *Long positions in underlying shares of the Company*

Name of directors	Number of share options held	Percentage of the Company's issued share capital
Mr. Yi Xi Qun	250,000	0.0220%
Mr. Bai Jin Rong	90,000	0.0079%
Mr. Zhou Si	300,000	0.0263%
Mr. Guo Pu Jin	60,000	0.0053%
Mr. Lei Zhen Gang	150,000	0.0132%
Mr. Jiang Xin Hao	110,000	0.0097%

Note:

These options were granted on 19 July 2006 at an exercise price of HK$12.55 per share of the Company. The exercise price was determined based on the average closing price of the previous five trading days before the date of grant. The cash consideration paid by each director and employee for the options granted was HK$1 per grant of options. The share options are exercisable at any time six months after date of grant. All share options, if not otherwise exercised, will lapse on 19 July 2011.

Each grant of the share options to executive directors has complied with the requirements of Rule 17.04 of the Listing Rules and was approved by the independent non-executive directors of the Company to whom share options have not been granted.

(c) *Long positions in ordinary shares of associated corporations*

Name of directors	Name of associated corporation	Number of ordinary shares held	Percentage of the associated corporation's issued share capital
Mr. Zhang Hong Hai	Beijing Development (Hong Kong) Limited ("Beijing Development")@	600,000#	0.0878%
Mr. Li Fu Cheng	Beijing Yanjing Brewery Company Limited@	38,898#	0.0035%
Mr. E Meng	Beijing Development@	601,000#	0.0879%

@ All interests in these associated corporations are indirectly held by the Company

All interests disclosed are directly beneficially owned by the director

which they were taken or deemed to have under such provisions of the SFO) or which required, pursuant to section 352 of the SFO to be entered in the register referred to therein or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules, to be notified to the Company and the Stock Exchange.

(e) Competing interests

Each of the Directors has confirmed that he/she and their respective associates (as defined under the Listing Rules) do not have any interests in a business apart from the Group's business, which competes or is likely to compete, either directly or indirectly with the Group's business.

(ii) Substantial Shareholders and other persons

As at the Latest Practicable Date, so far as was known to the Directors or chief executive of the Company, the following persons (not being a Director or chief executive of the Company) had an interest and/or short position in the Shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group, or in any options in respect of such capital:

Long positions:

Name	Number of ordinary shares held, capacity and nature of interest			Percentage of the Company's issued share capital
	Directly beneficially owned	Others	Total	
Modern Orient Limited	100,050,000	-	100,050,000	8.78%
Beijing Enterprises Investments Limited ("BEIL")	163,751,109	100,050,000 (a)	263,801,109	23.16%
Beijing Enterprises Group (BVI) Company Limited ("BE Group BVI")	411,250,000	263,801,109 (b)	675,051,109	59.27%
北京控股集團有限公司 (Beijing Enterprises Group Company Limited) ("Beijing Enterprises Group")	–	675,051,109 (c)	675,051,109	59.27%
Deutsche Bank Aktiengesellschaft	61,232,981	71,680,671 (d)	132,913,652	11.67%

Save as disclosed above, the Directors and the chief executive of the Company are not aware of any person (other than a Director, chief executive or any member of the Group) who, as at the Latest Practicable Date, had, or were deemed to have, interests or short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or had any options in respect of such capital.

3. DIRECTORS' SERVICE CONTRACTS

Mr. Yi Xi Qun, the Chairman of the Company, has a service contract with the Company for a term of five years commencing on 1st June 2003 with an unexpired period of approximately 1 month as at the Latest Practicable Date. This service contract, which was entered into before 1st February 2004, is exempt from the shareholders' approval requirement under Rule 13.68 of the Listing Rules which has taken into effect since 1st February 2004.

Each of Messrs. Zhang Hong Hai (the Vice Chairman and CEO of the Company), Liu Kai and E Meng (both are Executive Directors and Vice Presidents of the Company) has a service contract with the Company for a term of three years commencing on 3rd December 2006, 16th January 2007 and 17th June 2005 respectively, with respective unexpired periods of approximately 19 months, 20 months and 2 months as at the Latest Practicable Date.

Save as disclosed above, as at the Latest Practicable Date, no other Directors had any existing or proposed service contracts with any member of the Group excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation).

4. 訴訟

於最後實際可行日期，本集團任何成員公司概無涉及任何屬重大性質之法律程序或訴訟。董事並不知悉本公司或本集團任何其他成員公司正面臨或對其提出但尚未解決之任何法律程序或訴訟。

5. 一般事項

(a) 本公司之註冊辦事處地址為香港灣仔港灣道18號中環廣場43樓4301室。

(b) 本公司之股份過戶登記處為卓佳登捷時有限公司，地址為香港皇后大道東28號金鐘滙中心26樓。

(c) 本公司之秘書及合資格會計師為譚振輝先生，彼為香港會計師公會之會員，亦為特許金融分析師公會(Chartered Financial Analyst Institute)之普通會員。

(d) 本通函之中英文版本如有歧義，概以英文版本為準。

附註：

(a) 所披露之權益包括由Modern Orient Limited擁有之股份。Modern Orient Limited為北企投資的全資附屬公司，因此，北企投資視為擁有Modern Orient Limited所擁有股份之權益。

(b) 所披露之權益包括由北企投資及Modern Orient Limited擁有之股份。Modern Orient Limited之控股公司北企投資為一間由北控集團BVI直接持有72.72%權益之公司，因此，北控集團BVI視為擁有北企投資及Modern Orient Limited所擁有股份之權益。

(c) 所披露之權益包括由北控集團BVI持有於附註(b)詳述之股份權益。北控集團BVI為北控集團的全資附屬公司。因此，北控集團視為擁有北控集團BVI、北企投資及Modern Orient Limited所擁有股份之權益。

(d) 所披露之權益包括1,424,000股作為投資經理持有之股份、5,256,671股作為擔保權益而持有之股份及65,000,000股作為受託人持有之股份。

淡倉：

	持有之普通股數目、地位及權益性質			佔本公司已發行股本
名稱	直接實益擁有	其他	合計	百分比
北企投資	4,801,109	-	4,801,109	0.42%
北控集團BVI	-	4,801,109 (a)	4,801,109	0.42%
北控集團	-	4,801,109 (b)	4,801,109	0.42%
Deutsche Bank Aktiengesellschaft	1,058,000	2,841,000 (c)	3,899,000	0.34%

附註：

(a) 所披露之權益包括由北企投資擁有之股份。北控集團BVI為北企投資之直接控股公司。因此，北控集團BVI視為擁有北企投資所擁有股份之權益。

(b) 所披露之權益包括由北控集團BVI持有於附註(a)詳述之股份權益。北控集團BVI為北控集團的全資附屬公司。因此，北控集團視為擁有北控集團BVI及北企投資所擁有股份之權益。

(c) 持有股份擔保權益的人士。

(d)　於相聯法團相關股份之好倉

董事名稱	相聯法團名稱	持有購股權數目
張虹海先生	北京發展@	3,400,000 (a)
張虹海先生	北京發展@	6,800,000 (b)
鄂萌先生	北京發展@	4,500,000 (b)
鄂萌先生	北京發展@	1,500,000 (c)
鄂萌先生	中國信息科技發展有限公司 (「中國信息科技」)@	32,400,000 (d)

@　於該等相聯法團之權益均由本公司間接持有。

附註：

(a)　該等購股權於二零零六年六月二十七日授出，行使價為每股北京發展普通股1.00*港元。購股權可於二零零六年六月二十七日起計任何時間行使。未行使之購股權將於二零一一年六月十七日失效。

(b)　該等購股權於二零零七年十月三十日授出，行使價為每股北京發展普通股4.03港元*。購股權可分兩次等額行使。第一部份可於二零零八年五月一日起計任何時間行使，另一部份可於二零零九年五月一日起計行使。未行使之購股權將於二零一一年六月十七日失效。

(c)　該等購股權於二零零八年二月四日授出，行使價為每股北京發展普通股3.17港元*。購股權可於二零零八年五月一日起計任何時間行使。未行使之購股權將於二零一一年六月十七日失效。

(d)　該等購股權於二零零七年九月十三日授出，行使價為每股中國信息科技普通股0.79港元*。購股權可於二零零八年三月十三日起計任何時間行使。未行使之購股權將於二零一二年九月十二日失效。可行使購股權的年度上限為已授出購股權的25%。取得中國信息科技購股權委員會及薪酬委員會批准後，中國信息科技的執行董事及獨立非執行董事可於彼等終止中國信息科技受聘之日起計三個月內行使所有購股權。

*　倘供股或發行紅股或北京發展及中國信息科技的股本有任何類似變動，則購股權行使價或會調整。

除上文所披露者外，於最後實際可行日期，董事或本公司主要行政人員於本公司或其任何相聯法團（按證券及期貨條例第XV部之涵義）之股份、相關股份及債券中，概無或被視作擁有任何根據證券及期貨條例第XV

1. 責任聲明

本通函所載資料乃遵照上市規則而刊載，旨在提供有關本公司之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就其所深知及確信，本通函所載者並無遺漏任何其他事實，致使當中所載任何聲明產生誤導。

2. 權益披露

(i) 本公司之董事及主要行政人員

於最後實際可行日期，董事及本公司主要行政人員於本公司或其任何相聯法團（按證券及期貨條例第XV部之涵義）之股份、相關股份及債券中擁有根據證券及期貨條例第XV部第7及8分部須予知會本公司及聯交所之權益及／或淡倉（包括根據證券及期貨條例該等條文規定彼等被當作或被視為擁有之權益及／或及淡倉）；或根據證券及期貨條例第352條須記錄於該條所指登記冊內之權益及／或淡倉；或根據上市規則上市公司董事進行證券交易之標準守則規定須知會本公司及聯交所之權益及／或淡倉如下：

(a) 於本公司普通股之好倉：

董事名稱	持有普通股數目	佔本公司已發行股本百分比
衣錫群先生	100,000#	0.0009%
李福成先生	12,000#	0.0011%
白金榮先生	46,000#	0.0040%
劉凱先生	6,000#	0.0005%
鄂萌先生	50,000#	0.0044%
姜新浩先生	60,000#	0.0053%
譚振輝先生	10,000#	0.0009%

\# 所披露的所有權益均由董事直接實益擁有。

各投資協議方的資料

大唐發電的主營業務包括建設及經營電廠、銷售電力與熱力、電力設備的檢修與調試、電力技術相關服務。大唐發電的主要服務區域在中國。

大唐集團為一家國有企業，經營範圍主要為從事電力能源的開發、投資、建設、經營和管理；組織電力（熱力）生產和銷售；電力技術開發、諮詢等。

新天域資本為一家於2007年5月在香港成立的基金公司，基金的投資人由20多家國際知名的機構組成，基金規模為5億美元。新天域資本是該團隊管理的第二期基金，投資領域主要包括製造業、新能源、消費品、生物醫藥及汽車零配件等產業。

簽署投資協議的原因和好處

本集團定位為公用設施綜合企業，以城市能源服務為核心業務。

北京燃氣集團投資及建設克旗煤制氣工程可使北京燃氣集團應用在北京市分銷業務的氣源供應獲得分散。克旗煤制氣工程所在地有豐富的煤炭資源，能充分保證該項目的原料及燃料供應，同時克旗煤制氣工程所在地有較豐富的水源和通暢的交通條件，有利於降低克旗煤制氣項目的營運成本。

此外，克旗煤制氣工程建成後主要的供氣目標是北京市以及輸氣管線沿線城市。本公司相信克旗煤制氣工程建成後，將受惠於北京市及輸氣管線沿線城市對天然氣作為清潔能源日益增長的需求。

董事認為簽署投資協議將增強北京燃氣集團的中游輸氣業務，亦將為本集團帶來合理回報。董事認為投資協議的條款乃通過北京燃氣集團及協議各方的公平磋商，並根據一般商業條款訂立。董事確信投資協議條款公平合理，並符合股東的整體最佳利益。

由於預計項目要到2012年才全部建成，該投資協議目前對本公司資產、負債及盈利並無重大影響。

由於上市規則第14.07條所載之適用百分比率超過5%但少於25%，就上市規則第14章而言，投資協議構成本公司之須予披露交易。

本通函旨在為　閣下提供關於投資協議之其他詳情，以及上市規則所規定之其他資料。

投資協議

日期

2008年4月11日

簽署投資協議各方

1. 大唐發電，
2. 北京燃氣集團，
3. 大唐集團，及
4. 新天域資本。

經一切可能之查證後，就董事所知、所悉及所信，大唐發電、大唐集團及新天域資本（及其最終實益持有人）均為獨立於本公司及本公司關連人士以外的第三方。

投資協議條款

根據投資協議，大唐發電、北京燃氣集團、大唐集團及新天域資本同意分別按51%、33%、6%及10%的出資比例組建克旗煤制氣公司，以籌備、建設及營運克旗煤制氣工程。

參考可行性研究報告，克旗煤制氣工程的總投資額約為人民幣18,780,000,000元（約相等於港幣20,867,000,000元），以最終國家有關機構的批准為准。克旗煤制氣公司首期註冊資本金為人民幣100,000,000元（約相等於港幣111,111,111元），將以現金支付。克旗煤制氣公司的最終註冊資本金約為工程總投資額的30%，即約為人民幣5,634,000,000元（約相等於港幣6,260,000,000元）。

「克旗煤制氣公司」	指	內蒙古大唐國際克旗煤制天然氣有限公司
「克旗煤制氣工程」	指	內蒙古克什克騰旗生產天然氣40億立方米／年及其他副產品的煤轉化工程
「最後可行日期」	指	2008年4月28日，即本通函付印前就確定其中所載若干資料之最後實際可行日期
「上市規則」	指	香港聯合交易所有限公司《證券上市規則》
「新天域資本」	指	新天域資本顧問有限公司，一家在香港成立的基金公司
「中國」	指	中華人民共和國
「人民幣」	指	人民幣，中國的法定貨幣
「股東」	指	本公司股票持有人
「%」	指	百分比

註：　除非文中另有所指示外，本通函內港元乃按1港元兑人民幣0.9元的匯率換算為人民幣。

目　錄

頁次

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Beijing Enterprises Holdings Limited, you should at once hand this circular to the purchaser or transferee or, to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(website: www.behl.com.hk)

(Stock Code: 392)

DISCLOSEABLE TRANSACTION
ESTABLISHMENT OF INNER MONGOLIA DATANG INTERNATIONAL KEQI COAL-BASED GAS COMPANY LIMITED

5 May 2008

CONTENTS

In this circular, the following expressions have the following meaning unless the context requires otherwise:–

"Beijing Gas Group"	Beijing Gas Group Co., Ltd, a limited company established under the laws of the PRC and an indirect wholly-owned subsidiary of the Company
"Board"	the board of directors of the Company
"CDC"	China Datang Corporation, a state-owned enterprise established under the laws of the PRC and a controlling shareholder of Datang Power
"Company"	Beijing Enterprises Holdings Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on The Stock Exchange of Hong Kong Limited. Its principal business activity is utilities conglomerate with urban energy services.
"Datang Power"	Datang International Power Generation Co., Ltd., a sinoforeign joint stock limited company incorporated in the PRC on 13 December 1994, of which the H Shares are listed on The Stock Exchange of Hong Kong Limited and The London Stock Exchange Limited and the A Shares are listed on the Shanghai Stock Exchange
"Directors"	directors of the Company
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong
"Group"	The Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Investment Agreement"	the investment agreement entered into on 11 April 2008 by Datang Power, Beijing Gas Group, New Horizon Capital and CDC to establish the Keqi Coal-based Gas Company, for purpose of planning, constructing and operating the Keqi Coal-based Gas Project

"Keqi Coal-based Gas Company"	Inner Mongolia Datang International Keqi Coal-based Gas Company Limited
"Keqi Coal-based Gas Project"	the coal conversion project involving the expected production of 4,000,000,000 cubic meters of natural gas and other by-products per annum in Kesheketeng Qi, Inner Mongolia
"Latest Practicable Date"	28th April 2008, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information for inclusion in this circular
"Listing Rules"	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"New Horizon Capital"	新天域資本顧問有限公司(New Horizon Capital Advisors Limited), a fund company established in Hong Kong
"PRC"	the People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"Shareholder(s)"	shareholder(s) of the Company
"%"	per cent

Note: Unless otherwise specified and for reference only, the conversion of Hong Kong dollars into Renminbi is based on the exchange rate of HK$1 = RMB0.9 in this circular.

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(website: www.behl.com.hk)
(Stock Code: 392)

Executive Directors:
Mr. Yi Xi Qun *(Chairman)*
Mr. Zhang Hong Hai *(Vice Chairman and CEO)*
Mr. Li Fu Cheng *(Vice Chairman)*
Mr. Bai Jin Rong *(Vice Chairman)*
Mr. Zhou Si *(Vice Chairman)*
Mr. Liu Kai *(Vice President)*
Mr. Guo Pu Jin
Mr. E Meng *(Vice President)*
Mr. Lei Zhen Gang
Mr. Jiang Xin Hao *(Vice President)*
Mr. Tam Chun Fai

Independent Non-executive Directors:
Mr. Wu Jiesi
Mr. Robert A. Theleen
Mr. Lam Hoi Ham

Registered Office:
Room 4301, 43rd Floor
Central Plaza
18 Harbour Road
Wanchai
Hong Kong

5 May 2008

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION
ESTABLISHMENT OF INNER MONGOLIA DATANG INTERNATIONAL KEQI COAL-BASED GAS COMPANY LIMITED

INTRODUCTION

Reference is made to the announcements of the Company dated 9 April 2008 and 14 April 2008. The Board announces that on 11 April 2008, Beijing Gas Group entered into the Investment Agreement with Datang Power, CDC and New Horizon Capital to establish the Keqi Coal-based Gas Company, for the purposes of planning, constructing and operating the Keqi Coal-based Gas Project. Datang Power, Beijing Gas Group, CDC and New Horizon Capital agreed to contribute to the establishment of Keqi Coal-based Gas Company in the proportion of 51%, 33%, 6% and 10%, respectively.

As the applicable percentage ratios set out in Rule 14.07 of the Listing Rules exceed 5% but less than 25%, the Investment Agreement constitutes a discloseable transaction for the Company for the purpose of Chapter 14 of the Listing Rules.

The purpose of this circular is to provide you with further details regarding the Investment Agreement and other information as required under the Listing Rules.

INVESTMENT AGREEMENT

Date

11 April 2008

Parties

1. Datang Power,
2. Beijing Gas Group,
3. CDC, and
4. New Horizon Capital.

To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, each of Datang Power, CDD and New Horizon Capital (and their ultimate beneficial owner) are third parties independent of the Company and connected persons of the Company.

Terms of the Investment Agreement

Pursuant to the Investment Agreement, Datang Power, Beijing Gas Group, CDC and New Horizon Capital agreed to contribute in the establishment of Keqi Coal-based Gas Company in the proportion of 51%, 33%, 6% and 10% respectively, for the purposes of planning, constructing and operating the Keqi Coal-based Gas Project.

Subject to government approval, the total investment of Keqi Coal-based Gas Project is approximately RMB18,780,000,000 (equivalent to approximately HK$20,867,000,000) which is determined by reference to a feasibility report. The initial registered capital of Keqi Coal-based Gas Company payable in cash is RMB100,000,000 (equivalent to approximately HK$111,111,111). The ultimate registered capital of Keqi Coal-based Gas Company is approximately 30% of the total investment of the project, which is approximately RMB5,634,000,000 (equivalent to approximately HK$6,260,000,000).

The total capital commitment of Beijing Gas Group will be RMB6,197,400,000 (equivalent to approximately HK$6,886,000,000) (i.e. 33% of the total investment amount of RMB18,780,000,000) including RMB1,859,220,000 being our proportion of 33% of the ultimate registered capital of Keqi Coal-based Gas Company to be contributed by Beijing Gas Group upon the establishment of Keqi Coal-based Gas Company. Beijing Gas Group's contribution to the registered capital of Keqi Coal-based Gas Company will be funded by internal resources.

As at the Latest Practicable Date, the respective parties have not contributed any registered capital to Keqi Coal-based Gas Company. The parties agree that they will increase the registered capital of Keqi Coal-based Gas Company in stages based on the construction progress of the Keqi Coal-based Gas Project in the same proportion as their respective contributions to the aforesaid initial registered capital of Keqi Coal-based Gas Company.

All funds required for the construction of the Keqi Coal-based Gas Project will be funded by the registered capital of Keqi Coal-based Gas Company and financing resources in the PRC (i.e. loans from banks). The respective parties agree to, if necessary, provide guarantees to Keqi Coal-based Gas Company's financing in proportion to their respective capital contributions. In the event of any further capital injections or other guarantees against borrowings required upon Beijing Gas Group, the Company will comply with the relevant requirements under the Listing Rules if and when necessary.

The term of operation of Keqi Coal-based Gas Company shall be 30 years from the date of issuance of the relevant business license.

Information of Keqi Coal-based Gas Project

Pursuant to the Investment Agreement, Keqi Coal-based Gas Company, upon its establishment, will plan, construct and operate the Keqi Coal-based Gas Project, which is located in Kesheketeng Qi, Chifeng City, Inner Mongolia. Keqi Coal-based Gas Project, will use the brown coal from the Shengli Coalfield which is 5 km from the northwest of Xilinhaote, Inner Mongolia, as raw materials and fuels, and apply developed and reliable gasification technology. Natural gas, the principal product, will be transmitted by a longdistance pipeline covering 440 km in total which runs from the project site (Kesheketeng Qi destination) to the final destination in Miyun, Beijing, the PRC. The final size of the Keqi Coal-based Gas Project is subject to the approval by the relevant government authorities of the PRC. The Keqi Coal-based Gas Project will be constructed in three stages. The whole project is expected to be completed by 2012 and is expected to produce 4,000,000,000 cubic meters of natural gas and other by-products per annum upon commencement of production. Keqi Coal-based Gas Company will become an associate of the Company upon its establishment.

Information of the parties

Datang Power is principally engaged in the development and operation of power plants, the sale of electricity and thermal power, and the repair, testing and maintenance of power equipment and power related technical services, with its main service areas in the PRC.

CDC is a state-owned enterprise and its main scope of operations are the development, investment, construction, operation and management of power energy, organisation of power (thermal) production and sales, power technology development and consultation.

New Horizon Capital is a fund company set up in May 2007 in Hong Kong. The investors of the fund comprise more than 20 internationally-renowned institutions. The fund size is US$500,000,000. New Horizon Capital is a secondary fund under management by the team, investing largely in various industries such as manufacturing, new energy, consumables, biomedicines and automobile accessories and parts.

REASONS FOR AND BENEFITS OF ENTERING INTO THE INVESTMENT AGREEMENT

The Group has positioned itself as utilities conglomerate with urban energy services as its core business.

Beijing Gas Group's investment in and construction of Keqi Coal-based Gas Project will allow the Beijing Gas Group to diversify the source of gas supply to its distribution business in Beijing. The Keqi Coal-based Gas Project is located in an area with abundant coal resources which provides a reliable source of raw materials and fuels to the Keqi Coal-based Gas Project, and with abundant water resources and convenient transportation facilities which will help to lower the operation costs of the Keqi Coal-based Gas Project.

Moreover, the Keqi Coal-based Gas Project aims to supply gas largely to Beijing and to cities along the gas transmission pipeline upon its completion. The Company believes the Keqi Coal-based Gas Project, upon its completion, will benefit from the growing demand for natural gas as major clean energy source in Beijing and the cities along the gas transmission pipeline.

The Directors believe that entering into the Investment Agreement will further strengthen the midstream gas transmission business of Beijing Gas Group and contribute reasonable return to the Group. The Directors consider that the terms of the Investment Agreement were negotiated on an arm's length basis between Beijing Gas Group and the paries thereto and were determined on normal commercial terms. The Directors believe that the terms of Investment Agreement are fair and reasonable and in the best interest of the Shareholders as a whole.

Since the whole project is expected to be completed by 2012, the Investment Agreement has no material effect on the assets, liabilities and earnings of the Company.

As the applicable percentage ratios set out in Rule 14.07 of the Listing Rules exceed 5% but less than 25%, the Investment Agreement constitutes a discloseable transaction for the Company for the purpose of Chapter 14 of the Listing Rules.

ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the appendix to this circular.

Yours faithfully,
By order of the Board
Yi Xi Qun
Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts, the omission of which would make any statement contained herein misleading.

2. DISCLOSURE OF INTERESTS

(i) Directors and the chief executive of the Company

As at the Latest Practicable Date, the interests and/or short positions of the Directors and the chief executive of the Company in the Shares, underlying shares and debentures of the Company or any of its associated corporation (within the meaning of Part XV of the SFO), which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and/or short positions which they were taken or deemed to have under such provisions of the SFO), or are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules, to be notified to the Company and the Stock Exchange were as follows:

(a) Long positions in ordinary shares of the Company

Name of directors	Number of ordinary shares held	Percentage of the Company's issued share capital
Mr. Yi Xi Qun	100,000#	0.0009%
Mr. Li Fu Cheng	12,000#	0.0011%
Mr. Bai Jin Rong	46,000#	0.0040%
Mr. Liu Kai	6,000#	0.0005%
Mr. E Meng	50,000#	0.0044%
Mr. Jiang Xin Hao	60,000#	0.0053%
Mr. Tam Chun Fai	10,000#	0.0009%

\# All interests disclosed are directly beneficially owned by the directors.

(b) Long positions in underlying shares of the Company

Name of directors	Number of share options held	Percentage of the Company's issued share capital
Mr. Yi Xi Qun	250,000	0.0220%
Mr. Bai Jin Rong	90,000	0.0079%
Mr. Zhou Si	300,000	0.0263%
Mr. Guo Pu Jin	60,000	0.0053%
Mr. Lei Zhen Gang	150,000	0.0132%
Mr. Jiang Xin Hao	110,000	0.0097%

Note:

These options were granted on 19 July 2006 at an exercise price of HK$12.55 per share of the Company. The exercise price was determined based on the average closing price of the previous five trading days before the date of grant. The cash consideration paid by each director and employee for the options granted was HK$1 per grant of options. The share options are exercisable at any time six months after date of grant. All share options, if not otherwise exercised, will lapse on 19 July 2011.

Each grant of the share options to executive directors has complied with the requirements of Rule 17.04 of the Listing Rules and was approved by the independent non-executive directors of the Company to whom share options have not been granted.

(c) Long positions in ordinary shares of associated corporations

Name of directors	Name of associated corporation	Number of ordinary shares held	Percentage of the associated corporation's issued share capital
Mr. Zhang Hong Hai	Beijing Development (Hong Kong) Limited ("Beijing Development")[@]	600,000[#]	0.0878%
Mr. Li Fu Cheng	Beijing Yanjing Brewery Company Limited[@]	38,898[#]	0.0035%
Mr. E Meng	Beijing Development[@]	601,000[#]	0.0879%

@ All interests in these associated corporations are indirectly held by the Company

All interests disclosed are directly beneficially owned by the director

(d) Long positions in underlying shares of an associated corporation

Name of director	Name of associated corporation	Number of options
Mr. Zhang Hong Hai	Beijing Development@	3,400,000 (a)
Mr. Zhang Hong Hai	Beijing Development@	6,800,000 (b)
Mr. E Meng	Beijing Development@	4,500,000 (b)
Mr. E Meng	Beijing Development@	1,500,000 (c)
Mr. E Meng	China Information Technology Development Limited ("CIT Development")@	32,400,000 (d)

@ All interests in these associated corporations are indirectly held by the Company.

Notes:

(a) These share options were granted on 27 June 2006 at an exercise price of HK$1.00* per ordinary share of Beijing Development. The share options are exercisable at any time commencing on 27 June 2006 and, if not otherwise exercised, will lapse on 17 June 2011.

(b) These share options were granted on 30 October 2007 at an exercise price of HK$4.03* per ordinary share of Beijing Development. The share options may be exercised in two equal portions. The first portion is exercisable at any time commencing on 1 May 2008, and the other portion is exercisable from 1 May 2009 and, if not otherwise exercised, will lapse on 17 June 2011.

(c) These share options were granted on 4 February 2008 at an exercise price of HK$3.17* per ordinary share of Beijing Development. The share options are exercisable at any time commencing on 1 May 2008, and, if not otherwise exercised, will lapse on 17 June 2011.

(d) These share options were granted on 13 September 2007 at an exercise price of HK$0.79* per ordinary share of CIT Development. The share options are exercisable at any time commencing on 13 March 2008 and, if not otherwise exercised, will lapse on 12 September 2012. The exercise of the options is subject to an annual cap of 25% of the share options granted. Subject to the approval of the share option committee and the remuneration committee of CIT Development, executive directors and independent non-executive directors of CIT Development are entitled to exercise all the share options within three months from the date of termination of their employment with CIT Development.

* The exercise price of these share options is subject to adjustment in the case of rights or bonus issues or other similar changes in the share capital of Beijing Development and CIT Development.

Save as disclosed above, as at the Latest Practicable Date, none of the directors or chief executive of the Company had or was deemed to have any interests and/or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporation (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and/or short positions which they were taken or deemed to have under such provisions of the SFO) or which required, pursuant to section 352 of the SFO to be entered in the register referred to therein or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules, to be notified to the Company and the Stock Exchange.

(e) Competing interests

Each of the Directors has confirmed that he/she and their respective associates (as defined under the Listing Rules) do not have any interests in a business apart from the Group's business, which competes or is likely to compete, either directly or indirectly with the Group's business.

(ii) Substantial Shareholders and other persons

As at the Latest Practicable Date, so far as was known to the Directors or chief executive of the Company, the following persons (not being a Director or chief executive of the Company) had an interest and/or short position in the Shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group, or in any options in respect of such capital:

Long positions:

	Number of ordinary shares held, capacity and nature of interest			Percentage of
Name	Directly beneficially owned	Others	Total	the Company's issued share capital
Modern Orient Limited	100,050,000	–	100,050,000	8.78%
Beijing Enterprises Investments Limited ("BEIL")	163,751,109	100,050,000 (a)	263,801,109	23.16%
Beijing Enterprises Group (BVI) Company Limited ("BE Group BVI")	411,250,000	263,801,109 (b)	675,051,109	59.27%
北京控股集團有限公司 (Beijing Enterprises Group Company Limited) ("Beijing Enterprises Group")	–	675,051,109 (c)	675,051,109	59.27%
Deutsche Bank Aktiengesellschaft	61,232,981	71,680,671 (d)	132,913,652	11.67%

Notes:

(a) The interest disclosed includes the shares owned by Modern Orient Limited. Modern Orient Limited is a wholly-owned subsidiary of BEIL. Accordingly, BEIL is deemed to be interested in the shares owned by Modern Orient Limited.

(b) The interest disclosed includes the shares owned by BEIL and Modern Orient Limited. BEIL, the holding company of Modern Orient Limited, is held directly as to 72.72% by BE Group BVI. Accordingly, BE Group BVI is deemed to be interested in the shares owned by BEIL and Modern Orient Limited.

(c) The interest disclosed includes the interest in shares held by BE Group BVI as detailed in note (b). BE Group BVI is a wholly-owned subsidiary of Beijing Enterprises Group. Accordingly, Beijing Enterprises Group is deemed to be interested in the shares held by BE Group BVI, BEIL and Modern Orient Limited.

(d) The interest disclosed includes 1,424,000 shares held as an investment manager, 5,256,671 shares held as security interest in the shares and 65,000,000 shares as a trustee.

Short positions:

	Number of ordinary shares held, capacity and nature of interest			Percentage of
Name	Directly beneficially owned	Others	Total	the Company's issued share capital
BEIL	4,801,109	–	4,801,109	0.42%
BE Group BVI	–	4,801,109 (a)	4,801,109	0.42%
Beijing Enterprises Group	–	4,801,109 (b)	4,801,109	0.42%
Deutsche Bank Aktiengesellschaft	1,058,000	2,841,000 (c)	3,899,000	0.34%

Notes:

(a) The interest disclosed includes the shares owned by BEIL. BE Group BVI, the immediate holding company of BEIL, is deemed to be interested in the shares owned by BEIL.

(b) The interest disclosed includes the interest in shares held by BE Group BVI as detailed in note (a). BE Group BVI is a wholly-owned subsidiary of Beijing Enterprises Group. Accordingly, Beijing Enterprises Group is deemed to be interested in the shares held by BE Group BVI and BEIL.

(c) Person having a security interest in the shares.

Save as disclosed above, the Directors and the chief executive of the Company are not aware of any person (other than a Director, chief executive or any member of the Group) who, as at the Latest Practicable Date, had, or were deemed to have, interests or short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or had any options in respect of such capital.

3. DIRECTORS' SERVICE CONTRACTS

Mr. Yi Xi Qun, the Chairman of the Company, has a service contract with the Company for a term of five years commencing on 1st June 2003 with an unexpired period of approximately 1 month as at the Latest Practicable Date. This service contract, which was entered into before 1st February 2004, is exempt from the shareholders' approval requirement under Rule 13.68 of the Listing Rules which has taken into effect since 1st February 2004.

Each of Messrs. Zhang Hong Hai (the Vice Chairman and CEO of the Company), Liu Kai and E Meng (both are Executive Directors and Vice Presidents of the Company) has a service contract with the Company for a term of three years commencing on 3rd December 2006, 16th January 2007 and 17th June 2005 respectively, with respective unexpired periods of approximately 19 months, 20 months and 2 months as at the Latest Practicable Date.

Save as disclosed above, as at the Latest Practicable Date, no other Directors had any existing or proposed service contracts with any member of the Group excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation).

4. LITIGATION

As at the Latest Practicable Date, no member of the Group was a party to any legal proceedings or, claim which are of material importance. The Directors do not know of any legal proceedings or claims pending or threatened against the Company or any other member of the Group.

5. GENERAL

(a) The registered office of the Company is situated at Room 4301, 43rd Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong.

(b) The share registrar and transfer office of the Company is Tricor Tengis Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong.

(c) The secretary and qualified accountant of the Company is Mr. Tam Chun Fai who is a member of the Hong Kong Institute of Certified Public Accountants and a regular member of the Chartered Financial Analyst Institute.

(d) The English text of this circular shall prevail over the Chinese text.

4. 訴訟

於最後實際可行日期，本集團任何成員公司概無涉及任何屬重大性質之法律程序或訴訟。董事並不知悉本公司或本集團任何其他成員公司正面臨或對其提出但尚未解決之任何法律程序或訴訟。

5. 一般事項

(a) 本公司之註冊辦事處地址為香港灣仔港灣道18號中環廣場43樓4301室。

(b) 本公司之股份過戶登記處為卓佳登捷時有限公司，地址為香港皇后大道東28號金鐘滙中心26樓。

(c) 本公司之秘書及合資格會計師為譚振輝先生，彼為香港會計師公會之會員，亦為特許金融分析師公會(Chartered Financial Analyst Institute)之普通會員。

(d) 本通函之中英文版本如有歧義，概以英文版本為準。

除上文所披露者外，據董事及本公司主要行政人員所知，於最後實際可行日期，概無任何人士（董事、主要行政人員或本集團任何成員公司以外）於本公司股份及相關股份中擁有或被視為擁有根據證券及期貨條例第XV部第2及3分部之條文規定須向本公司及聯交所披露之權益及／或淡倉，或於有權在本集團任何成員公司之股東大會上在任何情況下投票之任何類別股本或與該等股本有關之任何購股權中直接或間接擁有5%或以上之權益。

3. 董事服務合約

衣錫群先生（本公司主席）與本公司訂有服務合約，為期五年，於二零零三年六月一日生效，截至最後可行日期尚餘約1個月屆滿。上述服務合約於二零零四年二月一日前訂立，豁免遵守由二零零四年二月一日起生效之上市規則第13.68條須獲股東批准之規定。

張虹海先生（本公司之副主席兼行政總裁）、劉凱先生及鄂萌先生（均為本公司之執行董事兼副總裁）各與本公司訂有服務合約，分別自二零零六年十二月三日、二零零七年一月十六日及二零零五年六月十七日起計為期三年，截至最後可行日期分別尚餘約19個月、20個月及2個月屆滿。

除上文所披露者外，於最後實際可行日期，其他董事與本集團任何成員公司概無訂立任何現有或擬訂立服務合約（不包括一年內屆滿或僱主無需支付賠償（法定賠償除外）而可予終止之合約）。

附註：

(a) 所披露之權益包括由Modern Orient Limited擁有之股份。Modern Orient Limited為北企投資的全資附屬公司，因此，北企投資視為擁有Modern Orient Limited所擁有股份之權益。

(b) 所披露之權益包括由北企投資及Modern Orient Limited擁有之股份。Modern Orient Limited之控股公司北企投資為一間由北控集團BVI直接持有72.72%權益之公司，因此，北控集團BVI視為擁有北企投資及Modern Orient Limited所擁有股份之權益。

(c) 所披露之權益包括由北控集團BVI持有於附註(b)詳述之股份權益。北控集團BVI為北控集團的全資附屬公司。因此，北控集團視為擁有北控集團BVI、北企投資及Modern Orient Limited所擁有股份之權益。

(d) 所披露之權益包括1,424,000股作為投資經理持有之股份、5,256,671股作為擔保權益而持有之股份及65,000,000股作為受託人持有之股份。

淡倉：

名稱	持有之普通股數目、地位及權益性質 直接實益擁有	其他	合計	佔本公司已發行股本百分比
北企投資	4,801,109	-	4,801,109	0.42%
北控集團BVI	-	4,801,109 (a)	4,801,109	0.42%
北控集團	-	4,801,109 (b)	4,801,109	0.42%
Deutsche Bank Aktiengesellschaft	1,058,000	2,841,000 (c)	3,899,000	0.34%

附註：

(a) 所披露之權益包括由北企投資擁有之股份。北控集團BVI為北企投資之直接控股公司。因此，北控集團BVI視為擁有北企投資所擁有股份之權益。

(b) 所披露之權益包括由北控集團BVI持有於附註(a)詳述之股份權益。北控集團BVI為北控集團的全資附屬公司。因此，北控集團視為擁有北控集團BVI及北企投資所擁有股份之權益。

(c) 持有股份擔保權益的人士。

部第7及8分部須知會本公司及聯交所之權益及／或淡倉（包括根據證券及期貨條例該等條文規定彼等被當作或被視為擁有之權益及／或淡倉）；或根據證券及期貨條例第352條須記錄於該條所指登記冊內之權益及／或淡倉；或根據上市規則上市公司董事進行證券交易之標準守則規定須知會本公司及聯交所之權益及／或淡倉。

(e) 競爭性權益

各董事已確認，彼及彼等各自之聯繫人士（定義見上市規則）並無擁有任何足以或可能與本集團業務直接或間接構成競爭之業務權益（本集團之業務權益除外）。

(ii) 主要股東及其他人士

於最後實際可行日期，據董事或本公司主要行政人員所知，下列人士（非董事或本公司主要行政人員）於股份或本公司相關股份中擁有根據證券及期貨條例第XV部第2及3分部之條文規定須向本公司披露之權益及／或淡倉，或於有權在本集團任何成員公司之股東大會上在任何情況下投票之任何類別股本或與該等股本有關之任何購股權中直接或間接擁有5%或以上之權益：

好倉：

名稱	持有之普通股數目、地位及權益性質			佔本公司已發行股本
	直接實益擁有	其他	合計	百分比
Modern Orient Limited	100,050,000	–	100,050,000	8.78%
北京企業投資有限公司（「北企投資」）	163,751,109	100,050,000 (a)	263,801,109	23.16%
北京控股集團(BVI)有限公司（「北控集團BVI」）	411,250,000	263,801,109 (b)	675,051,109	59.27%
北京控股集團有限公司（「北控集團」）	–	675,051,109 (c)	675,051,109	59.27%
Deutsche Bank Aktiengesellschaft	61,232,981	71,680,671 (d)	132,913,652	11.67%

(d) *於相聯法團相關股份之好倉*

董事名稱	相聯法團名稱	持有購股權數目
張虹海先生	北京發展@	3,400,000 (a)
張虹海先生	北京發展@	6,800,000 (b)
鄂萌先生	北京發展@	4,500,000 (b)
鄂萌先生	北京發展@	1,500,000 (c)
鄂萌先生	中國信息科技發展有限公司（「中國信息科技」）@	32,400,000 (d)

@ 於該等相聯法團之權益均由本公司間接持有。

附註：

(a) 該等購股權於二零零六年六月二十七日授出，行使價為每股北京發展普通股1.00*港元。購股權可於二零零六年六月二十七日起計任何時間行使。未行使之購股權將於二零一一年六月十七日失效。

(b) 該等購股權於二零零七年十月三十日授出，行使價為每股北京發展普通股4.03港元*。購股權可分兩次等額行使。第一部份可於二零零八年五月一日起計任何時間行使，另一部份可於二零零九年五月一日起計行使。未行使之購股權將於二零一一年六月十七日失效。

(c) 該等購股權於二零零八年二月四日授出，行使價為每股北京發展普通股3.17港元*。購股權可於二零零八年五月一日起計任何時間行使。未行使之購股權將於二零一一年六月十七日失效。

(d) 該等購股權於二零零七年九月十三日授出，行使價為每股中國信息科技普通股0.79港元*。購股權可於二零零八年三月十三日起計任何時間行使。未行使之購股權將於二零一二年九月十二日失效。可行使購股權的年度上限為已授出購股權的25%。取得中國信息科技購股權委員會及薪酬委員會批准後，中國信息科技的執行董事及獨立非執行董事可於彼等終止中國信息科技受聘之日起計三個月內行使所有購股權。

* 倘供股或發行紅股或北京發展及中國信息科技的股本有任何類似變動，則購股權行使價或會調整。

除上文所披露者外，於最後實際可行日期，董事或本公司主要行政人員於本公司或其任何相聯法團（按證券及期貨條例第XV部之涵義）之股份、相關股份及債券中，概無或被視作擁有任何根據證券及期貨條例第XV

(b) 於本公司相關股份之好倉

董事名稱	持有購股權之數目	佔本公司已發行股本百分比
衣錫群先生	250,000	0.0220%
白金榮先生	90,000	0.0079%
周思先生	300,000	0.0263%
郭普金先生	60,000	0.0053%
雷振剛先生	150,000	0.0132%
姜新浩先生	110,000	0.0097%

附註：

此等購股權於二零零六年七月十九日授出，行使價為本公司每股普通股12.55港元。行使價乃根據授出日期前過去五個交易日之平均收市價釐定。各董事及僱員就已授出購股權所支付之現金代價為每份授出購股權1港元。購股權可於授出日期後六個月內任何時間行使。除已行使之購股權外，所有購股權將於二零一一年七月十九日失效。

向執行董事授出之各購股權已遵守上市規則第17.04條之規定，並由無獲授購股權之本公司獨立非執行董事批准。

(c) 於相聯法團普通股之好倉

董事名稱	相聯法團名稱	持有普通股數目	佔相聯法團已發行股本百分比
張虹海先生	北京發展(香港)有限公司(「北京發展」)@	600,000#	0.0878%
李福成先生	北京燕京啤酒股份有限公司@	38,898#	0.0035%
鄂萌先生	北京發展@	601,000#	0.0879%

@ 於該等相聯法團之權益均由本公司間接持有。

所披露的所有權益均由董事直接實益擁有。

1. 責任聲明

本通函所載資料乃遵照上市規則而刊載，旨在提供有關本公司之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就其所深知及確信，本通函所載者並無遺漏任何其他事實，致使當中所載任何聲明產生誤導。

2. 權益披露

(i) 本公司之董事及主要行政人員

於最後實際可行日期，董事及本公司主要行政人員於本公司或其任何相聯法團（按證券及期貨條例第XV部之涵義）之股份、相關股份及債券中擁有根據證券及期貨條例第XV部第7及8分部須予知會本公司及聯交所之權益及／或淡倉（包括根據證券及期貨條例該等條文規定彼等被當作或被視為擁有之權益及／或及淡倉）；或根據證券及期貨條例第352條須記錄於該條所指登記冊內之權益及／或淡倉；或根據上市規則上市公司董事進行證券交易之標準守則規定須知會本公司及聯交所之權益及／或淡倉如下：

(a) 於本公司普通股之好倉：

董事名稱	持有普通股數目	佔本公司已發行股本百分比
衣錫群先生	100,000#	0.0009%
李福成先生	12,000#	0.0011%
白金榮先生	46,000#	0.0040%
劉凱先生	6,000#	0.0005%
鄂萌先生	50,000#	0.0044%
姜新浩先生	60,000#	0.0053%
譚振輝先生	10,000#	0.0009%

所披露的所有權益均由董事直接實益擁有。

由於上市規則第14.07條所載之適用百分比率超過5%但少於25%，就上市規則第14章而言，投資協議構成本公司之須予披露交易。

其他資料

謹請　閣下注意本通函附錄所載之其他資料。

此　致

列位股東　台照

承董事會命
主席
衣錫群
謹啟

二零零八年五月五日

各投資協議方的資料

大唐發電的主營業務包括建設及經營電廠、銷售電力與熱力、電力設備的檢修與調試、電力技術相關服務。大唐發電的主要服務區域在中國。

大唐集團為一家國有企業，經營範圍主要為從事電力能源的開發、投資、建設、經營和管理；組織電力（熱力）生產和銷售；電力技術開發、諮詢等。

新天域資本為一家於2007年5月在香港成立的基金公司，基金的投資人由20多家國際知名的機構組成，基金規模為5億美元。新天域資本是該團隊管理的第二期基金，投資領域主要包括製造業、新能源、消費品、生物醫藥及汽車零配件等產業。

簽署投資協議的原因和好處

本集團定位為公用設施綜合企業，以城市能源服務為核心業務。

北京燃氣集團投資及建設克旗煤制氣工程可使北京燃氣集團應用在北京市分銷業務的氣源供應獲得分散。克旗煤制氣工程所在地有豐富的煤炭資源，能充分保證該項目的原料及燃料供應，同時克旗煤制氣工程所在地有較豐富的水源和通暢的交通條件，有利於降低克旗煤制氣項目的營運成本。

此外，克旗煤制氣工程建成後主要的供氣目標是北京市以及輸氣管線沿線城市。本公司相信克旗煤制氣工程建成後，將受惠於北京市及輸氣管線沿線城市對天然氣作為清潔能源日益增長的需求。

董事認為簽署投資協議將增強北京燃氣集團的中游輸氣業務，亦將為本集團帶來合理回報。董事認為投資協議的條款乃通過北京燃氣集團及協議各方的公平磋商，並根據一般商業條款訂立。董事確信投資協議條款公平合理，並符合股東的整體最佳利益。

由於預計項目要到2012年才全部建成，該投資協議目前對本公司資產、負債及盈利並無重大影響。

北京燃氣集團資本承擔總額為人民幣6,197,400,000元（約相等於港幣6,886,000,000元）（即總投資額人民幣18,780,000,000元的33%），當中包括組建克旗煤制氣公司時，由北京燃氣集團支付，佔克旗煤制氣公司的最終註冊資本金33%的人民幣1,859,220,000。北京燃氣集團向克旗煤制氣公司投入的註冊資本金將由內部資金支付。

於最後可行日期，各投資協議方仍未對克旗煤制氣公司投入註冊資本金。各投資協議方同意將根據克旗煤制氣工程的建設進度，分期增加克旗煤制氣公司的註冊資本金，而所增加的註冊資本金將由大唐發電、北京燃氣集團、大唐集團及新天域資本按各自對上述首期註冊資本金的相同出資比例投入資金。

克旗煤制氣工程建設所需的全部資金，由克旗煤制氣公司的註冊資本金及由其在國內融資解決（即銀行貸款）。如有需要，各投資協議方同意按各自出資比例為克旗煤制氣公司融資提供擔保。倘北京燃氣集團有需要做出進一步注資或就借貸提供擔保，本公司將遵守上市規則的有關規定。

克旗煤制氣公司的營業期限為自營業執照簽發日起30年。

有關克旗煤制氣公司的資料

根據投資協議，克旗煤制氣公司組建後將籌備、建設及營運克旗煤制氣工程。克旗煤制氣工程位於內蒙古赤峰市克什克騰旗，該工程利用內蒙古錫林浩特西北5公里處的勝利煤田的褐煤作為原料和燃料，並使用成熟可靠的煤氣化技術。主產品天然氣採用長輸管道輸送，管線由項目廠址（克什克騰旗站）至末站北京密雲，輸氣管線全長440公里。克旗煤制氣工程的最終規模以國家有關機構的批准為准。克旗煤制氣工程計劃分三期建設，該項目預計2012年全部建成，投產後可生產天然氣40億立方米／年及其他副產品。克旗煤制氣公司成立後將成為本公司的聯營公司。

由於上市規則第14.07條所載之適用百分比率超過5%但少於25%，就上市規則第14章而言，投資協議構成本公司之須予披露交易。

本通函旨在為 閣下提供關於投資協議之其他詳情，以及上市規則所規定之其他資料。

投資協議

日期

2008年4月11日

簽署投資協議各方

1. 大唐發電，
2. 北京燃氣集團，
3. 大唐集團，及
4. 新天域資本。

經一切可能之查證後，就董事所知、所悉及所信，大唐發電、大唐集團及新天域資本（及其最終實益持有人）均為獨立於本公司及本公司關連人士以外的第三方。

投資協議條款

根據投資協議，大唐發電、北京燃氣集團、大唐集團及新天域資本同意分別按51%、33%、6%及10%的出資比例組建克旗煤制氣公司，以籌備、建設及營運克旗煤制氣工程。

參考可行性研究報告，克旗煤制氣工程的總投資額約為人民幣18,780,000,000元（約相等於港幣20,867,000,000元），以最終國家有關機構的批准為准。克旗煤制氣公司首期註冊資本金為人民幣100,000,000元（約相等於港幣111,111,111元），將以現金支付。克旗煤制氣公司的最終註冊資本金約為工程總投資額的30%，即約為人民幣5,634,000,000元（約相等於港幣6,260,000,000元）。

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED
(根據公司條例於香港註冊成立之有限公司)
(網站:www.behl.com.hk)
(股份代號:392)

執行董事:
衣錫群先生*(主席)*
張虹海先生*(副主席兼行政總裁)*
李福成先生*(副主席)*
白金榮先生*(副主席)*
周　思先生*(副主席)*
劉　凱先生*(副總裁)*
郭普金先生
鄂　萌先生*(副總裁)*
雷振剛先生
姜新浩先生*(副總裁)*
譚振輝先生

獨立非執行董事:
武捷思先生
白德能先生
林海涵先生

註冊辦事處:
香港灣仔
港灣道18號
中環廣場
43樓4301室

敬啟者:

須予披露交易
組建內蒙古大唐國際
克旗煤制天然氣有限公司

緒言

茲提述本公司於2008年4月9日及2008年4月14日發表之公佈。董事會宣布,於2008年4月11日,北京燃氣集團與大唐發電、大唐集團及新天域資本簽署了投資協議,擬組建克旗煤制氣公司,以籌備、建設及營運克旗煤制氣工程。大唐發電、北京燃氣集團、大唐集團及新天域資本同意分別按51%、33%、6%及10%的比例出資組建克旗煤制氣公司。

「克旗煤制氣公司」	指	內蒙古大唐國際克旗煤制天然氣有限公司
「克旗煤制氣工程」	指	內蒙古克什克騰旗生產天然氣40億立方米／年及其他副產品的煤轉化工程
「最後可行日期」	指	2008年4月28日，即本通函付印前就確定其中所載若干資料之最後實際可行日期
「上市規則」	指	香港聯合交易所有限公司《證券上市規則》
「新天域資本」	指	新天域資本顧問有限公司，一家在香港成立的基金公司
「中國」	指	中華人民共和國
「人民幣」	指	人民幣，中國的法定貨幣
「股東」	指	本公司股票持有人
「%」	指	百分比

註： 除非文中另有所指示外，本通函內港元乃按1港元兌人民幣0.9元的匯率換算為人民幣。

在本通函內，除非文中另有所指外，下列詞語具有以下涵義：

「北京燃氣集團」	指	北京市燃氣集團有限責任公司，一家根據中國法律成立的有限責任公司，為本公司的非直接全資子公司
「董事會」	指	本公司董事會
「大唐集團」	指	中國大唐集團公司，一家根據中國法律成立的國有企業，為大唐發電主要股東
「本公司」	指	北京控股有限公司，一間於香港註冊成立之有限公司，其股份於香港聯合交易所有限公司上市。其主要業務為公用設施綜合企業，以城市能源服務為核心業務
「大唐發電」	指	大唐國際發電股份有限公司，一家於1994年12月13日在中國註冊成立的中外合資股份有限公司，其H股於香港聯合交易所有限公司及倫敦證券交易所有限公司上市；其A股則於上海證券交易所上市
「董事」	指	本公司董事
「港幣」	指	港幣，香港的法定貨幣
「本集團」	指	本公司及其附屬公司
「香港」	指	中國香港特別行政區
「投資協議」	指	大唐發電、北京燃氣集團、大唐集團、新天域資本於2008年4月11日簽署共同組建克旗煤制氣公司以籌備、建設、營運克旗煤制氣工程的投資協議

目　錄

頁次

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出名下所有之北京控股有限公司股份，應立即將本通函連同隨附之代表委任表格送交買主或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED
（根據公司條例於香港註冊成立之有限公司）
（網站：www.behl.com.hk）
（股份代號：392）

須予披露交易
組建內蒙古大唐國際
克旗煤制天然氣有限公司

二零零八年五月五日

RECEIVED

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(website: www.behl.com.hk)

(Stock Code: 392)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31 DECEMBER 2007

HIGHLIGHTS

- Revenue from continuing operations for the year amounted to approximately HK$11.3 billion, representing an increase of 56% over last year.
- Profit attributable to shareholders of the Company amounted to approximately HK$1.438 billion, representing an increase of 3.25 times over last year.
- Basic earnings per share amounted to HK$1.67.
- A final dividend of HK30 cents per share is proposed for 2007.
- A final special dividend of HK10 cents per share is proposed for 2007.

RESULTS

The Board of Directors of Beijing Enterprises Holdings Limited (the "Company") is pleased to present the consolidated results of the Company and its subsidiaries (collectively the "Group") for the year ended 31 December 2007, together with comparative figures for the previous year as follows:

CONSOLIDATED INCOME STATEMENT

Year ended 31 December 2007

	Notes	2007 HK$'000	2006 HK$'000
CONTINUING OPERATIONS:			
REVENUE	2	**11,299,856**	7,246,920
Cost of sales		**(8,156,745)**	(4,815,447)
Gross profit		**3,143,111**	2,431,473
Gains on deemed disposal of interests in subsidiaries		**–**	146,957
Other income and gains, net		**532,645**	294,430
Selling and distribution costs		**(888,992)**	(834,775)
Administrative expenses		**(891,415)**	(858,241)
Dilution losses on share reforms of subsidiaries		**–**	(485,827)
Other operating expenses, net		**(86,166)**	(231,440)
PROFIT FROM OPERATING ACTIVITIES	3	**1,809,183**	462,577
Finance costs	4	**(234,562)**	(103,711)
Share of profits and losses of:			
Jointly-controlled entities		**178,243**	688
Associates		**261,009**	64,644
PROFIT BEFORE TAX		**2,013,873**	424,198
TAX	5	**(290,970)**	(169,823)
PROFIT FOR THE YEAR FROM CONTINUING OPERATIONS		**1,722,903**	254,375
DISCONTINUED OPERATIONS:			
Profit for the year from discontinued operations	3	**80,827**	353,875
PROFIT FOR THE YEAR		**1,803,730**	608,250

	Notes	2007 HK$'000	2006 HK$'000
ATTRIBUTABLE TO:			
Shareholders of the Company:			
Continuing operations		**1,357,553**	100,216
Discontinued operations		**80,827**	238,452
		1,438,380	338,668
Minority interests		**365,350**	269,582
		1,803,730	608,250
DIVIDENDS:	*6*		
Interim		**227,706**	62,250
Proposed final		**455,576**	124,500
		683,282	186,750
EARNINGS PER SHARE ATTRIBUTABLE TO SHAREHOLDERS OF THE COMPANY	*7*		
Basic:			
– For profit for the year		**HK$1.67**	HK$0.54
– For profit from continuing operations		**HK$1.58**	HK$0.16
Diluted:			
– For profit for the year		**HK$1.67**	HK$0.54
– For profit from continuing operations		**HK$1.57**	HK$0.16

CONSOLIDATED BALANCE SHEET

31 December 2007

	Notes	2007 HK$'000	2006 HK$'000
ASSETS			
Non-current assets:			
Property, plant and equipment		**17,060,957**	7,681,882
Investment properties		**334,262**	272,904
Prepaid land premiums		**837,507**	302,757
Goodwill		**7,044,321**	44,177
Other intangible assets		**1,445,241**	1,450,584
Interests in jointly-controlled entities		**3,302,725**	1,921
Interests in associates		**881,268**	519,854
Prepayments, deposits and other receivables		**22,094**	130,008
Restricted cash and pledged deposits		**–**	2,200
Available-for-sale investments		**290,424**	352,914
Deferred tax assets		**161,227**	663
Total non-current assets		**31,380,026**	10,759,864
Current assets:			
Prepaid land premiums		**18,832**	8,086
Inventories		**2,342,259**	1,648,707
Amounts due from customers for contract work		**178**	–
Trade and bills receivables	8	**1,120,439**	458,313
Prepayments, deposits and other receivables		**1,538,517**	1,644,518
Financial assets at fair value through profit or loss		**39,250**	9,706
Taxes recoverable		**35,196**	27,258
Restricted cash and pledged deposits		**131,800**	59,305
Cash and cash equivalents		**8,072,484**	2,708,395
Total current assets		**13,298,955**	6,564,288
TOTAL ASSETS		**44,678,981**	17,324,152

	Notes	2007 HK$'000	2006 HK$'000
EQUITY AND LIABILITIES			
Equity attributable to shareholders of the Company:			
Issued capital		**113,894**	62,250
Reserves		**26,178,009**	8,683,955
Proposed final dividend	6	**455,576**	124,500
		26,747,479	8,870,705
Minority interests		**4,689,457**	4,189,100
TOTAL EQUITY		**31,436,936**	13,059,805
Non-current liabilities:			
Bank and other borrowings		**3,282,325**	566,998
Convertible bonds		**–**	464
Defined benefit plans		**223,772**	–
Other long term liabilities		**136,690**	21,570
Deferred tax liabilities		**49,354**	20,512
Total non-current liabilities		**3,692,141**	609,544
Current liabilities:			
Trade and bills payables	9	**1,737,563**	733,615
Amounts due to customers for contract work		**20,468**	–
Other payables and accruals		**4,292,488**	1,036,140
Taxes payable		**858,110**	551,098
Bank and other borrowings		**2,641,275**	1,333,950
Total current liabilities		**9,549,904**	3,654,803
TOTAL LIABILITIES		**13,242,045**	4,264,347
TOTAL EQUITY AND LIABILITIES		**44,678,981**	17,324,152

Notes:

1.1 Basis of preparation

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") (which include all Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for investment properties and certain financial assets which have been measured at fair value. These financial statements are presented in Hong Kong dollars ("HK$") and all values are rounded to the nearest thousand except when otherwise indicated.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2007. Adjustments are made to bring into line any dissimilar accounting policies that may exist. The results of subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The acquisition of subsidiaries during the year has been accounted for using the purchase method of accounting. This method involves allocating the cost of the business combinations to the fair value of the identifiable assets acquired, and liabilities and contingent liabilities assumed at the date of acquisition. The cost of the acquisition is measured at the aggregate of the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Minority interests represent the interests of outside shareholders not held by the Group in the results and net assets of the Company's subsidiaries. For the acquisition of minority interests, the difference between the consideration and the book value of the share of the net assets acquired is recognised as goodwill or in the income statement as an excess over cost of acquisition, where appropriate.

1.2 Impact of New and Revised Hong Kong Financial Reporting Standards

The Group has adopted the following new and revised HKFRSs for the first time for the current year's financial statements. Except for in certain cases, giving rise to new and revised accounting policies and additional disclosures, the adoption of these new and revised standards and interpretation has had no material effect on these financial statements.

HKFRS 7	*Financial Instruments: Disclosures*
HKAS 1 Amendment	*Capital Disclosures*
HK(IFRIC) – Int 8	*Scope of HKFRS 2*
HK(IFRIC) – Int 9	*Reassessment of Embedded Derivatives*
HK(IFRIC) – Int 10	*Interim Financial Reporting and Impairment*

1.3 Impact of issued but not yet effective Hong Kong Financial Reporting Standards

The Group has not applied the following new and revised HKFRSs, that have been issued but are not yet effective, in these financial statements.

Amendments to HKFRS 2	*Share-based Payment-Vesting Conditions and Cancellations*[1]
HKFRS 3 (Revised)	*Business Combinations*[2]
HKFRS 8	*Operating Segments*[1]
HKAS 1 (Revised)	*Presentation of Financial Statements*[1]
HKAS 23 (Revised)	*Borrowing Costs*[1]
HKAS 27 (Revised)	*Consolidated and Separate Financial Statements*[2]
HK(IFRIC) – Int 11	*HKFRS 2 – Group and Treasury Share Transactions*[2]
HK(IFRIC) – Int 12	*Service Concession Arrangements*[3]
HK(IFRIC) – Int 13	*Customer Loyalty Programmes*[4]
HK(IFRIC) – Int 14	*HKAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction*[3]

1 *Effective for annual periods beginning on or after 1 January 2009*

2 *Effective for annual periods beginning on or after 1 July 2009*

3 *Effective for annual periods beginning on or after 1 March 2007*

4 *Effective for annual periods beginning on or after 1 January 2008*

5 *Effective for annual periods beginning on or after 1 July 2008*

2. Revenue and segment information

Revenue, which is also the Group's turnover, represents (1) the aggregate of the invoiced value of goods sold, net of value-added tax, consumption tax and government surcharges, and after allowances for returns and trade discounts; (2) the aggregate of revenue from toll revenue and the value of services rendered, net of business and consumption taxes and government surcharges; (3) an appropriate proportion of contract revenue of construction contracts, net of value-added tax, business tax and government surcharges; and (4) rental income.

(a) Business segments

The following tables present revenue and profit for the Group's business segments for the years ended 31 December 2007 and 2006:

Year ended 31 December 2007

	Continuing operations						Discontinued operations				
	Piped gas operation *HK$'000*	Brewery operation *HK$'000*	Expressway and toll road operations *HK$'000*	Water treatment operation *HK$'000*	Corporate and others *HK$'000*	Total *HK$'000*	Retail operation *HK$'000*	Others *HK$'000*	Total *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
Segment revenue:											
Sales to external customers	3,253,919	6,738,239	608,584	551,380	147,734	11,299,856	-	-	-	-	11,299,856
Intersegment sales	-	-	-	-	-	-	-	-	-	-	-
Other income and gains, net	27,021	94,496	2,188	2,838	104,655	231,198	-	-	-	-	231,198
Total	3,280,940	6,832,735	610,772	554,218	252,389	11,531,054	-	-	-	-	11,531,054
Segment results	263,564	684,336	413,859	178,296	(32,319)	1,507,736	-	-	-		1,507,736
Unallocated income and gains, net						301,447			80,827		382,274
Profit from operating activities						1,809,183			80,827		1,890,010
Finance costs						(234,562)			-		(234,562)
Share of profits and losses of:											
Jointly-controlled entities	178,243	-	-	-	-	178,243			-		178,243
Associates	-	(280)	-	-	261,289	261,009			-		261,009
Profit before tax						2,013,873			80,827		2,094,700
Tax						(290,970)			-		(290,970)
Profit for the year						1,722,903			80,827		1,803,730

Year ended 31 December 2006

	Continuing operations						Discontinued operations				
	Piped gas operation *HK$'000*	Brewery operation *HK$'000*	Expressway and toll road operations *HK$'000*	Water treatment operation *HK$'000*	Corporate and others *HK$'000*	Total *HK$'000*	Retail operation *HK$'000*	Others *HK$'000*	Total *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
Segment revenue:											
Sales to external customers	-	5,476,877	530,542	518,696	720,805	7,246,920	6,049,966	273,105	6,323,071	-	13,569,991
Intersegment sales	-	-	-	-	-	-	-	-	-	-	-
Other income and gains, net	-	114,128	2,457	2,108	45,321	164,014	261,713	6,151	267,864	-	431,878
Total	-	5,591,005	532,999	520,804	766,126	7,410,934	6,311,679	279,256	6,590,935	-	14,001,869
Segment results	-	444,365	282,534	169,468	(194,355)	702,012	455,016	(83,981)	371,035		1,073,047
Unallocated income and gains, net						277,373			348,658		626,031
Unallocated expenses						(516,808)			-		(516,808)
Profit from operating activities						462,577			719,693		1,182,270
Finance costs						(103,711)			(11,182)		(114,893)
Share of profits and losses of:											
Jointly-controlled entities	-	-	-	-	688	688	(5,647)	-	(5,647)		(4,959)
Associates	-	(3,966)	-	-	68,610	64,644	129	(1,142)	(1,013)		63,631
Profit before tax						424,198			701,851		1,126,049
Tax						(169,823)			(347,976)		(517,799)
Profit for the year						254,375			353,875		608,250

3. Profit from operating activities

The Group's profit from operating activities (including those attributable to discontinued operations) is arrived at after charging/(crediting):

	2007	2006
	HK$'000	*HK$'000*
Cost of inventories sold	**7,841,149**	9,632,535
Cost of properties sold	**-**	26,912
Cost of services provided	**315,596**	232,712
Depreciation	**893,799**	705,779
Amortisation of operating concessions*	**111,912**	106,415
Amortisation of management information systems*	**-**	2,000
Amortisation of licences*	**-**	449
Amortisation of deferred development costs*	**-**	670
Amortisation of computer software*	**1,053**	-
Amortisation of prepaid land premiums	**13,751**	13,928
Gain on disposal of investment properties	**-**	(3,189)
(Gain)/loss on disposal of items of property, plant and equipment, net	**21,333**	(111,341)
Gain on disposal of available-for-sale investments stated at cost	**(111,230)**	(47,676)
Gain on disposal of financial assets at fair value through profit and loss, net	**(18,619)**	(2,563)
(Gain)/loss on deemed disposal of interest in an associate	**(61,370)**	499
Investment income, unlisted	**(12,086)**	(1,436)

* *The amortisations of operating concessions, management information systems, licences and deferred development costs for the year are included in "Cost of sales" on the face of the consolidated income statement. The amortisation of computer software for the year is included in "Administrative expenses" on the face of the consolidated income statement.*

4. Finance costs

	Group	
	2007	2006
	HK$'000	*HK$'000*
Interest on bank loans, overdrafts and other loans wholly repayable within five years	**186,856**	104,028
Interest on convertible bonds	**3**	1,270
Interest on other loans	**6,432**	3,594
Imputed interest for an interest-free amount due to holding company	**34,708**	–
Imputed interest for an interest-free other loan from a minority shareholder	**6,563**	6,001
Total finance costs	**234,562**	114,893
Attributable to:		
Continuing operations reported in the consolidated income statement	**234,562**	103,711
Discontinued operations	**–**	11,182
	234,562	114,893

5. Tax

Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profits arising in Hong Kong during the year. The income tax provision in respect of operations in Mainland China and overseas is calculated at the applicable tax rates on the estimated assessable profits for the year based on existing legislation, interpretations and practices in respect thereof. In accordance with the relevant tax rules and regulations in the Mainland China, certain of the Company's subsidiaries enjoy income tax exemptions and reductions.

	Group	
	2007	2006
	HK$'000	*HK$'000*
Current – PRC:		
Hong Kong	**612**	95
Mainland China	**277,741**	494,830
Underprovision in prior years	**–**	130
Current – Overseas:		
Charge for the year	**–**	1,486
Underprovision in prior years	**–**	4
Deferred	**12,617**	21,254
Total tax charge for the year	**290,970**	517,799
Attributable to:		
Continuing operations reported in the consolidated income statement	**290,970**	169,823
Discontinued operations	**–**	347,976
	290,970	517,799

6. **Dividends**

	2007	2006
	HK$'000	*HK$'000*
Interim – HK$0.10 (2006: HK$0.10) per ordinary share	**113,853**	62,250
Interim special – HK$0.10 (2006: Nil) per ordinary share	**113,853**	–
Proposed final – HK$0.30 (2006: HK$0.20) per ordinary share	**341,682**	124,500*
Proposed final special – HK$0.10 (2006: Nil) per ordinary share	**113,894**	–
	683,282	186,750

The proposed final dividends for the year are subject to the approval of the Company's shareholders at the forthcoming annual general meeting.

* *The actual final dividend paid for 2006 was HK$125,288,000 due to additional shares issued during the period from 3 April 2007 and 21 June 2007, the date of closure of the register of members.*

7. **Earnings per share attributable to shareholders of the Company**

The calculation of basic earnings per share amounts is based on the profit for the year attributable to shareholders of the Company, and the weighted average number of ordinary shares in issue during the year.

The calculation of diluted earnings per share amounts is based on the profit for the year attributable to shareholders of the Company, where applicable, adjusted to reflect the effect of the exercise of the outstanding share options of Beijing Development (Hong Kong) Limited ("Beijing Development"), the convertible bonds issued by China Information Technology Development ("CIT Development", formerly Xteam Software International Limited) assuming the conversion of all outstanding convertible bonds of CIT Development and the weighted average number of ordinary shares assumed to have been issued at nil consideration on the deemed exercise of all share options of the Company into ordinary shares. Beijing Development and CIT Development were both subsidiaries of the Company before Beijing Development became an associate of the Company during the year ended 31 December 2006. The exercise or conversion of all outstanding share options of CIT Development and all outstanding convertible bonds of Yanjing Brewery Company Limited ("Yanjing Brewery") did not have a diluting effect on the Group's basic earnings per share for the year ended 31 December 2007.

The exercise of the outstanding share options of each of Beijing Development and CIT Development and the conversion of all outstanding convertible bonds of Yanjing Brewery did not have a diluting effect or had an anti-dilutive effect on the Group's basic earnings per share for the year ended 31 December 2006.

The calculation of the basic and diluted earnings per share amounts is based on the following data:

	2007 *HK$'000*	2006 *HK$'000*
Earnings:		
Profit for the year attributable to shareholders of the Company, used in the basic earnings per share calculation		
From continuing operations	**1,357,553**	100,216
From discontinued operations	**80,827**	238,452
	1,438,380	338,668
Decrease in share of profit of Beijing Development by the Company as a result of the exercise of all outstanding share options of Beijing Development	**(1,568)**	–
Decrease in share of profit of Beijing Development as a result of the dilution of interest in CIT Development assuming the full conversion of all outstanding convertible bonds issued by CIT Development	**(1,481)**	–
Profit for the year attributable to shareholders of the Company, used in the diluted earnings per share calculation	**1,435,331**	338,668
Attributable to:		
Continuing operations	**1,354,504**	100,216
Discontinued operations	**80,827**	238,452
	1,435,331	338,668
Number of ordinary shares:		
Weighted average number of ordinary shares in issue during the year used in basic earnings per share calculation	**859,604,521**	622,500,000
Effect of dilution of share options-weighted average number of ordinary shares	**1,804,079**	2,704,167
Weighted average number of ordinary shares used in diluted earnings per share calculation	**861,408,600**	625,204,167

8. Trade and bills receivables

The various group companies have different credit policies, depending on the requirements of their markets and the businesses which they operate. Aged analyses of trade and bills receivables are prepared and closely monitored in order to minimise any credit risk associated with the receivables.

An aged analysis of the trade and bills receivables as at the balance sheet date, based on the invoice date and net of impairment, is as follows:

	Group	
	2007	2006
	HK$'000	*HK$'000*
Within one year	**1,036,039**	439,738
One to two years	**34,907**	8,485
Two to three years	**17,612**	5,139
Over three years	**31,881**	4,951
	1,120,439	458,313

9. Trade and bills payables

An aged analysis of the Group's trade and bills payables as at the balance sheet date, based on the invoice date, is as follows:

	Group	
	2007	2006
	HK$'000	*HK$'000*
Within one year	**1,334,249**	709,773
One to two years	**392,436**	15,451
Two to three years	**3,947**	1,948
Over three years	**6,931**	6,443
	1,737,563	733,615

10. Event after the balance sheet date

(a) Disposal of equity interests in Everbest Islands Limited ("Everbest"), Beijing Shun Xing Winery Co., Ltd. ("Shun Xing") and Beijing Feng Shou Winery Co., Ltd. ("Feng Shou").

Pursuant to a sale and purchase agreement dated 7 April 2008 entered into between the Company and Beijing Enterprises Group (BVI) Company Limited ("BE Group (BVI)", the holding company of the Company), the Company agreed to sell all of its 100% equity interests in Everbest (a company which holds 75% equity interest in Beijing Long Qing Xia Tourism Development Co, Ltd. (北京龍慶峽旅遊發展有限公司)), 51% equity interest in Shun Xing and 51% equity interest in Feng Shou to BE Group (BVI) at a total consideration of HK$241,562,165. Upon the completion of the transactions, these companies will cease to be subsidiaries of the Company and the Group will no longer engage in any tourism service business and wine production.

(b) Acquisition of Shang Hua Holdings Limited ("Shang Hua")

Pursuant to the subscription agreement dated on 21 January 2008 entered between the Company, Shang Hua (stock code: 371) and Beijing Enterprises Environmental Construction Limited (北控環境建設有限公司) ("BE Environmental", formerly Lucky Crown Management Limited) a wholly owned subsidiary of the Company, the Company, Shang Hua and BE Environmental agreed the following terms in relation to acquisition of equity interest in Shang Hua:

(i) Shang Hua conditionally agreed to allot and issue to BE Environmental, and BE Environmental conditionally agreed to subscribe for 247,000,000 new shares of Shang Hua at a price of HK$0.40 per new share;

(ii) Shang Hua conditionally agreed to issue and BE Environmental conditionally agreed to purchase the zero coupon convertible bonds at the selling price of HK$200 million, due in 2011; and

(iii) Shang Hua conditionally agreed to grant certain call options to BE Environmental at a conversion price of HK$0.40 per share, at a maximum total conversion amount of HK$500 million, ending on 31 December 2009.

The acquisition was completed in March 2008 and Shang Hua became a subsidiary of the Group.

(c) Issuance of new A shares by Yanjing Brewery

Pursuant to a circular issued by Yanjing Brewery, a subsidiary of the Company listed the Shenzhen Stock Exchange, on 23 January 2008, 80 million to 86 million of Yanjing Brewery's A shares with par value of RMB1 each would be issued to 10 designated shareholders on the condition that Beijing Yanjing Beer Corporation, a subsidiary of the Company and the holding company of Yanjing Brewery, must be one of the designated shareholders and should not hold less than 50% of the total issued shares of Yanjing Brewery. The share issue plan was approved at an extraordinary general meeting of Yanjing Brewery on 20 February 2008, and the shares are to be issued in May 2008 after the subscription price has been confirmed by the designated share.

11. Other financial information

The net current assets and total assets less current liabilities of the Group as at 31 December 2007 amounted to HK$3,749,051,000 (2006: HK$2,909,485,000) and HK$35,129,077,000 (2006: HK$13,669,349,000), respectively.

DIVIDENDS

The Directors of the Company recommended the payment of a final dividend of HK30 cents per share and a final special dividend of HK10 cents per share for the year ended 31 December 2007 payable to shareholders whose names appear on the register of members of the Company on Thursday, 26 June 2008. Subject to the approval of shareholders at the forthcoming annual general meeting, the final dividend and the final special dividend will be paid on or around 18, July 2008.

MANAGEMENT DISCUSSION AND ANALYSIS

The revenue of the Group was HK$11.3 billion for the 2007, increased by 55.9% comparing to last year. Profit attributable to the shareholders of the Company was HK$1.438 billion, jumped 325% compared to 2006 and marked a record high since the listing of the Company in 1997.

Stripping off the net exceptional gain of HK$404 million arising from the deemed disposals of Beijing Development (Hong Kong) Limited ("Beijing Development") (stock code: 154) and China Information Technology Development Limited ("CIT Development") (formerly Xteam Software International Limited) (stock code: 8178) and disposal of existing shares of CIT Development, as well as property revaluation gains, net profits attributable to shareholders of the Group increased 73.5% to HK$1,034 million mainly driven by consolidation of Beijing Gas Group Company Limited ("Beijing Gas") profit since 1 July 2007 and strong profit growth of Beijing Yanjing Brewery Co. Ltd. ("Yanjing Beer") and Beijing Capital Airport Expressway ("Airport Expressway").

Net profit before exceptional items contributed by each business segment during the year were as follows:

	Net profit before exceptional items	Proportion
	HK'000	*%*
Piped gas operation	339,200	34.9
Toll roads operations	309,010	31.8
Water treatment operation	154,430	15.9
Beer production operation	168,020	17.4

I. Business Review

Piped gas operations

After the completion of acquisition of Beijing Gas on 29 June 2007, the Company officially consolidated its results since 1 July 2007. Actual volume sold by natural gas distribution segment of Beijing Gas in Beijing during the second half of 2007 was approximately 1.67 billion cubic metres which brought operating revenue of approximately HK$3.25 billion and contributed a profit of HK$161 million to the Group.

Volume sold by natural gas distribution segment of Beijing Gas for the year of 2007 was 3.7 billion cubic meters and the operating revenue was HK$6.91 billion. As at the end of 2007, Beijing Gas has a trunk pipeline network system with five pressure levels ranging from high to low pressure levels in Beijing, which is comprised of various major facilities, such as pipelines of 7,551 km, five citygates and four spherical gas-holder stations. Gas distribution capacity of the main trunk pipeline network reaches 12 billion cubic meters per year.

The total volume of gas transported by Beijing Hua You Natural Gas Company Limited ("Hua You"), in which 40% interests are owned by Beijing Gas, amounted to approximately 8.86 billion cubic metres, representing an increase of over 44% as compared with 2006. Net profit after tax for the second half of 2007 attributable to Beijing Gas was HK$178 million. The maximum annual transmission capability of Nos. 1 and 2 Shanxi-Beijing Gas Pipeline owned by Hua You is 15.3 billion cubic metres, which will be increased to 17 billion cubic metres through capacity enhancement.

Since the completion of the acquisition, Beijing Gas has played a significant role in financial performance of the Group in terms of profit contributions and asset scales, which realised our goal to transform the Group to an integrated enterprise focusing on public facilities and infrastructure.

Toll road operations

The traffic volume of Airport Expressway achieved a new record high of 55.94 million vehicles in 2007, representing an increase of 9.8% comparing with the year 2006. Average daily traffic flow reached over 153,000 vehicles.

Operating revenue in 2007 was approximately HK$527 million and net profit attributable to the Group amounted to approximately HK$289 million, representing an increase of 39% comparing with the corresponding period last year, which was mainly due to the increased toll revenue and the significant decrease of repair and maintenance expenses upon the completion of the major overhaul.

The traffic volume of Shenzhen Shiguan Road slightly decreased by 2.1% to about 9.60 million vehicles in 2007. Net profit attributable to the Group for the year ended 31 December 2007 was HK$19.62 million, almost the same as last year.

Water treatment operation

For the year of 2007, profit attributable to the Group from Beijing No. 9 Water Treatment Plant concession was HK$154 million, representing an increase of over 7% as compared with 2006. The concession of water treatment brings stable cash flows to the Group every year.

Beer production operation

The sales volume of Yanjing Brewery, was 4.07 million metric litres in 2007, representing an increase of 14% comparing with the corresponding period of 2006. The market share on nationwide basis remained over 12%. The revenue from the brewery operation increased about 23% to HK$6.74 billion in 2007. Net profit attributable to the Group was HK$168 million, which increased significantly by 63% as compared with last year. Although the costs of raw materials for beer production, energy and labour kept mounting, by virtue of strength of its brand and sale network, the selling prices of Yanjing Brewery's major products had been increased and well received by consumers, which mitigated the cost pressure. In addition, gross margin remained steady due to the consistent efforts to optimise product structure, enlarge market share of premium beer and increase the consumption of domestic barley.

Other

Beijing Development remained as the Group's IT flagship. Smart Card (市政交通一卡通) issuance volume, of which 43% is owned by Beijing Development, has exceeded 16 million, indicating that the card has become the major electronic payment platform for public transport in Beijing. Research and development are being carried out to explore more value-added services and to expand revenue sources. In addition, CIT Development, in which 30.41% interests is held by Beijing Development, had already made substantial profit contribution by newly injected value-added services of mobile communication.

Net profit of Beijing Development attributable to the Group was approximately HK$150 million in 2007, 22 times higher than last year. Profit increase was mainly derived from deemed disposal arising from placing of new shares by CIT Development and the disposal of shares of CIT Development, being held by Beijing Development. The information technology business of Beijing Development remained stable. Smart Card was still at the stage of determining its operating commercial terms and had not yet contributed any profits.

II. Prospect

Piped gas operations

The sales of natural gas in Beijing will have stable and continuous growth in future. The major driving forces include commencement of new natural gas driven power plant and new industrial users. In the long run, Beijing will develop into a metropolitan city with 18 million to 20 million population, which will increase the long term consumption of natural gas. In addition, natural gas network to be built in new satellite cities outside the Sixth Ring Road in Beijing will also further increase the demand of natural gas.

In respect of gas transmission, Hua You is actively expanding its long pipeline network and enlarging the transmission capacity of Nos. 1 and 2 Shanxi-Beijing Gas Transmission Pipeline. With the continuous economic development of the Capital and Bohai circle, more medium and large cities within the region will adopt natural gas as a clean energy. The transmission volume of Hua You will grow rapidly with continuous increase in transmission revenue. The strong cash flow could provide actual support to its expansion plan and capital expenditure.

In respect of exploring new gas resources, Beijing Gas will inject RMB1.86 billion to Inner Mongolia Datang International Keqi Coal-based Gas Company Limited for 33% equity interests. The total investment will amount to RMB18.78 billion, with a planned output of 4 billion-cubic metres of natural gas per annum.

Toll road operations

Terminal 3 of Beijing Capital Airport has commenced operation in late March 2008. The auxiliary line of the South Link Expressway of the Beijing Capital Airport ("South Link Expressway") also started operation. As the South Link Expressway shares part of the traffic volume of the Airport Expressway, passengers using the new terminals had been diverted to South Link Expressway's toll station which affects the revenue of Tianzhu Toll Station (天竺收費站), one of the main operating station currently operated by the Group.

To cope with the diversion of South Link Expressway, the Group actively involves in the investment of South Link Expressway project. Currently, the Group has reached an intention of cooperation with Beijing Capital Highway Development Co., Ltd. (北京市首都公路發展有限責任公司) in respect of the investment of South Link Expressway project and reported the cooperation proposal to Beijing Municipal Committee of Communications ("BMCC"). BMCC intended to grant the operating concession of South Link Expressway together with North Link Expressway of the Beijing Capital Airport and Second Airport Passway Project (機場第二通道項目) to the Beijing Capital Airport North Link Expressway Company Limited (北京首都機場北線高速公路有限責任公司) in order to unify the operations and management. Currently, BMCC carries out further study on the proposal and will consult opinions from relevant departments.

Water treatment operations

The Group has completed the acquisition of Shang Hua and duly changed its name into Beijing Enterprises Water Group Limited. The listed company will be used as a platform by the Group for future investment and development of new water related projects. As the PRC is in shortage of fresh water, the Group is very optimistic to the future water price. It is believed that local government will speed up the investment and operation of water projects such as water treatment and waste water processing, which provides new opportunities to the Group.

Beer production operation

Yanjing beer is among the leaders in Mainland China in terms of branding and market share. To further consolidate its strengths, Yanjing Brewery ("Yanjing Brewery") has obtained approval from the shareholders to offer new shares and raise RMB1.9 billion. The proceeds will be used in regions with core competitive strength such as Guangxi and Inner Mongolia to satisfy the rapid growing demand, technological improvement in beer production lines in provinces such as Zhejiang, Hunan, Guangdong, Xinjiang and Hubei, expand the capacity and at the same time raise the technology level and enhance the product structure. In addition, Yanjing Brewery will establish malt production bases in Xinjiang and Inner Mongolia which will use quality domestic malt as raw materials to further lower production cost and enhance operation results.

III. Financial Review

Revenue

The revenue of the Group's continuing operations in 2007 was approximately HK$11.3 billion, which jumped 55.9% as compared with that of HK$7.25 billion in 2006. This was mainly driven by the consolidation of Beijing Gas' revenue of HK$3.25 billion in the second half of 2007. Yanjing Beer's revenue also grew strongly by 23% to HK$6.74 billion. Other business contributed an aggregate of not more than 12% of the total revenue.

Cost of sales

Cost of sales increased by 69.4% to HK$8.16 billion, mainly due to consolidation of the results of natural gas distribution business in Beijing since 1 July 2007. The cost of sales for gas distribution business mainly included purchase cost of natural gas as well as depreciation expense of piped line network.

Gross profit margin

Overall gross profit margin was 27.8% compared to 33.6% in 2006. The decline in gross profit margin was due to consolidation of the gas distribution business since 1 July 2007. Natural gas distribution business had average gross margin of approximately 15.8%, which is lower than the higher margin brewery business due to different direct cost structure. The gross margin of gas distribution business tend to be lower in the second half year due to lower volume of sales and relatively fixed depreciation expense.

Other income and gains, net

This mainly comprised interest income of HK$99 million, gain on deemed disposal of interests in associates of HK$61 million, fair value gain on investment properties of HK$56 million, investment related gain of HK$42 million, exchange gain of HK$33 million and other miscellaneous income etc.

Selling and distribution costs

Selling and distribution costs of the Group's continuing operations in 2007 increased by 6.5% to HK$889 million mainly due to consolidation of natural gas distribution business since 1 July 2007. The proportion of selling and distribution costs for gas distribution business was lower than that of brewery business due to much higher advertisement expenses for consumer products business.

Administrative expenses

Administrative expenses of the Group's continuing operations in 2007 was HK$891 million, increased by 3.9% comparing to HK$858 million in 2006. The increase was mainly due to consolidation of the natural gas distribution business since 1 July 2007. The moderate increase was due to relatively lower proportion of administration costs for gas distribution business comparing to brewery business.

Finance costs

Finance costs of the Group's continuing operations for the year 2007 was HK$235 million, increased by 126% comparing to HK$104 million in 2006. The significant increase was mainly due to drawdown of a syndicated loan amounting to HK$2.1 billion which was used to complete the acquisition of Beijing Gas.

Share of profits and losses of jointly-controlled entities

This substantially represents the 40% share of the profit after taxation of Hua You since 1 July 2007. Hua You is 40% owned by Beijing Gas and 60% owned by PetroChina Limited. The primary business of Hua You is natural gas transmission which supplies to city gas operators along the two long piped lines owned by Hua You.

Share of profits and losses of associates

The Group's share of profit of associates jumped more than three times to HK$261 million in 2007. It was mainly attributed to exceptional profits amounting to approximately HK$184 million arising from disposal and deemed disposal of equity interests in CIT Development recorded in the books of Beijing Development plus a net revaluation gain of an investment property of HK$103 million on investment properties contributed by BMEI Co., Ltd, an associate of the Group.

Tax

Effective income tax rate declined significantly to approximately 18.5% mainly due to the fact that the net exceptional gains derived from deemed disposal of shares in Beijing Development together with certain property revaluation gain recorded in the headquarter were capital in nature and not subject to tax. In addition, the dilution loss on share reform of Yanjing Brewery which was not deductible for PRC income tax purpose artificially increased the effective tax rate last year.

Profit for the year from continuing operations

As a result of the above factors, net profits from continuing operations for year ended 31 December 2007 was HK$1,723 million against HK$254 million in 2006.

Profit from discontinuing operations

This mainly represents the prior year dividends declared by Wangfujing Department Stores (Group) Company Limited entitled to the Company in 2007.

IV. Financial Position of the Group

Cash and bank borrowings

As at 31 December 2007, cash and bank deposits held by the Group amounted to HK$8.2 billion. At the year end date, the Group had a strong net working capital of HK$3.7 billion. The Group maintains sufficient banking facilities for its working capital requirement and has plenty of room to gear up its balance sheet should significant investment opportunities arise.

The Group's bank and other borrowings amounted to HK$5.9 billion as at 31 December 2007, which mainly comprised of five year syndicated loans amounting to HK$2.1 billion and short term working capital loans HK$2.6 billion carried in the PRC subsidiaries. Around 35.4% of the bank loans were denominated in Hong Kong dollars with the majority of remaining balance in Renminbi. The Group was in a net cash position of HK$2.3 billion as at 31 December 2007.

Liquidity and Capital Resources

During the first half of the year, the Group drew down syndicated loan of HK$2.1 billion to complete the acquisition of the Beijing Gas. Upon completion of the Beijing Gas transaction, the downstream gas distribution business started to contribute to the operating cash flow of the Group and significantly increased its liquidity. Riding on very favorable capital market conditions in the second half of the year 2007, the Company successfully placed 100 million of new shares to investors and raised net proceeds of approximately HK$3.65 billion. This new proceeds significantly boosts the liquidity of the Group and supports continuous capital expenditure in the future.

During the year under review, the Company had issued 411,250,000 new shares at HK$18.48 to acquire the Beijing Gas. In addition, the Company further issued 100 million of new shares at HK$37.1 to support its future capital requirements. As at the end of 2007, the issued capital of the Company has increased to 1,138,940,000 shares and shareholders equity jumped to HK$26.7 billion. Total equity was HK$31.4 billion comparing to HK$13.1 billion as at the end of 2006. With much higher capitalisation and much stronger balance sheets, the Group will be able to weather any storm in the market.

Given the primarily cash nature business of gas distribution, toll roads, brewery and water concession, the Group is benefiting from very strong recurring cash flow and is well positioned to capture investment opportunities in the future.

Cashflow

The Group derived net cash inflow of HK$2.4 billion from its operating activities during the year. Net cash outflow on investing activities including purchases of fixed assets, acquisition of subsidiaries etc was HK$3.3 billion. As mentioned above, the Group had raised significant capital through issue of new shares and new borrowings. Net cash inflow from financing activities for the year was HK$6.1 billion.

EMPLOYEES

At 31 December 2007, the Group had 34,400 employees. The employees are remunerated based on their work performance, professional experiences and prevailing industry practices. The Group's employee remuneration policy and package are periodically reviewed by the management. Apart from pension funds, discretionary bonuses and share options are awarded to certain employees according to the assessment of individual performance.

COMPLIANCE WITH THE "CODE ON CORPORATE GOVERNANCE PRACTICES"

Save as disclosed below, the directors believe that the Company complied with the code provisions (the "Code Provisions") as set out in Appendix 14 "Code on Corporate Governance Practices" to the Listing Rules for the year ended 31 December 2007.

Code Provision A.1.1

Code Provision A.1.1 stipulates that members of the Board should meet regularly and board meetings should be held at least four times a year at approximately quarterly intervals and such regular board meetings will normally involve the active participation, either in person or through other electronic means of communication.

Three board meetings were held during the year and not on a regular basis. Directors consider it is more efficient to hold board meetings to address emerging issues as appropriate. Sufficient measures will be taken to ensure that the Company's corporate governance practices are no less exacting than those in this Code.

Code Provision A.4.1

The non-executive directors of the Company are not appointed for specific terms, which deviates from the requirement of Code Provision A.4.1. However, in view of the fact that non-executive directors are subject to retirement by rotation in accordance with the Company's Articles of Association, the Company considers that there are sufficient measures to ensure that the corporate governance standard of the Company is not less exacting than that of the Code Provisions.

COMPLIANCE WITH THE "MODEL CODE"

The Company has adopted Appendix 10 "Model Code" to the Listing Rules to govern securities transactions by the directors. After having made specific enquiry to all directors, all directors confirm that they complied with the "Model Code" during the year ended 31 December 2007.

AUDIT COMMITTEE

The Audit Committee comprises three Independent Non-executive Directors of the Company Mr. Wu Jiesi, Mr. Robert A. Theleen and Mr. Lam Hoi Ham (the Chairman of the Committee). The Audit Committee is primarily responsible for reviewing and providing supervision over the financial reporting procedure and internal controls of the Company. The annual results have been reviewed and approved by the Audit Committee of the Company.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 23 June 2008 to Thursday, 26 June 2008 (both days inclusive), during which period no transfer of shares will be registered. In order to qualify for entitlement to the proposed final dividend and final special dividend and for attending the forthcoming annual general meeting of the Company to be held on Thursday, 26 June 2008, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Share Registrar, Tricor Tengis Limited, 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong for registration not later than 4:30 p.m. on Friday, 20 June 2008.

PURCHASE, SALE AND REDEMPTION OF LISTED SECURITIES OF THE COMPANY

Neither the Company, nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

PUBLICATION OF THE FINAL RESULTS AND ANNUAL REPORT

This results announcement is published on the Company's website (www.behl.com.hk) and the website of the Stock Exchange (www.hkexnews.hk). The annual report and the notice of annual general meeting will be sent to all shareholders and will be published on the websites of the Company and the Stock Exchange in due course.

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors

Mr. Yi Xi Qun, Mr. Zhang Hong Hai, Mr. Li Fu Cheng, Mr. Bai Jin Rong, Mr. Zhou Si, Mr. Liu Kai, Mr. Guo Pu Jin, Mr. E Meng, Mr. Lei Zhen Gang, Mr. Jiang Xin Hao and Mr. Tam Chun Fai.

Independent Non-Executive Directors

Mr. Wu Jiesi, Mr. Robert A. Theleen and Mr. Lam Hoi Ham.

On behalf of the Board
Yi Xi Qun
Chairman

Hong Kong, 8 April 2008

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(website: www.behl.com.hk)
(Stock Code: 392)

CONNECTED TRANSACTION IN RELATION TO DISPOSAL OF 100% Equity Interest in Everbest Islands Limited, 51% Equity Interest in Beijing Shunxing Wine Co., Ltd. and 51% Equity Interest in Beijing Fengshou Wine Co., Ltd.

The Company announces that on 7 April 2008, the Company entered into a share transfer agreements with BE Group (BVI), pursuant to which the Company has conditionally agreed to sell to BE Group (BVI) 100% equity interest in Everbest at a consideration of HK$134,635,875, 51% equity interest in Shunxing at a consideration of HK$51,032,465, and 51% equity interest in Fengshou at a consideration of HK$55,893,825 (the "Disposal Agreement"). The aggregate consideration of HK$241,562,165 will be settled in cash.

Upon completion of the transaction under the Disposal Agreement, the Group will no longer hold any equity interest in Everbest, Shunxing and Fengshou.

As BE Group (BVI) is a substantial shareholder of the Company, BE Group (BVI) is a connected person of the Company as defined under the Listing Rules. As the applicable percentage ratios set out in Rule 14.07 of the Listing Rules are more than 0.1% but less than 2.5%, the entering into of the Disposal Agreement constitutes connected transaction for the Company under Rule 14A.16(2) and is subject to the reporting and announcement requirements.

THE DISPOSAL AGREEMENT

Vendor : The Company

Purchaser : BE Group (BVI)

Terms of the Disposal Agreement

Pursuant to the Disposal Agreement, the Company has conditionally agreed to sell to BE Group (BVI) 100% equity interest in Everbest at a consideration of HK$134,635,875, 51% equity interest in Shunxing at a consideration of HK$51,032,465, and 51% equity interest in Fengshou at a consideration of HK$55,893,825. The aggregate consideration of HK$241,562,165 will be settled in cash within 10 days upon fulfillment of the Condition Precedent.

The consideration has been arrived at after arm's length negotiations between the parties hereto with reference to (1) Everbest's attributable 75% equity interest in the unaudited net asset value of Beijing Long Qing Xia as at 31 December 2007; (2) the Company's attributable 51% equity interest in the unaudited net asset value of Shunxing as at 31 December 2007; and (3) the Company's attributable 51% equity interest in the unaudited net asset value of Fengshou as at 31 December 2007.

The Company has a direct 100%, 51% and 51% equity interest in Everbest, Shunxing and Fengshou respectively. The Company is currently consolidating Everbest, Shunxing and Fengshou in the Company's consolidated financial statements. Upon completion of the transaction under the Disposal Agreement, the Group will no longer hold any equity interest in Everbest, Shunxing and Fengshou. Therefore, upon completion of the transaction under the Disposal Agreement, Everbest, Shunxing and Fengshou will cease to be the Company's subsidiaries and the Company will cease to consolidate Everbest, Shunxing and Fengshou in the Company's consolidated financial statements.

Condition Precedent

Completion of the Disposal Agreement is conditional upon obtaining relevant governmental approvals relating to the transfer of the 100% equity interest in Everbest, 51% equity interest in Shunxing and 51% equity interest in Fengshou.

Completion

Completion is to take place on the day after the condition precedents have been satisfied.

Everbest, Shunxing and Fengshou

Everbest is a limited company incorporated in the British Virgin Islands. Its principle business activity is investment holding. The sole asset of Everbest is its 75% equity interest in Beijing Long Qing Xia.

Shunxing is a sino-foreign joint venture incorporated in the PRC with limited liability. Its principal business activity is sales and production of wine.

Fengshou is a sino-foreign joint venture incorporated in the PRC with limited liability. Its principal business activity is sales and production of wine.

The following are the financial results of Everbest, Shunxing and Fengshou under Hong Kong accounting standard:

	Year ended 31st December					
	2006 (unaudited) HK$'000			2007 (unaudited) HK$'000		
	Everbest	Shunxing	Fengshou	Everbest	Shunxing	Fengshou
Net asset value attributable to the Group	93,757	59,490	54,574	99,558	62,932	62,201
Profit before taxation	8,970	1,430	4,960	9,594	225	10,090
Profit after taxation	4,499	1,430	3,368	4,645	225	7,376

Upon completion of the transaction, the Company will record an insignificant gain. The basis for calculating this gain is based on the net asset value attributable to the Company's interests in Everbest, Shunxing and Fengshou.

The aggregate proceeds from the transaction under the Disposal Agreement of HK$241,562,165 will be applied towards general working capital of the Company.

REASON FOR THE DISPOSAL AGREEMENT

The Group has positioned itself as utilities conglomerate with urban energy services as its core business. The transaction under the Disposal Agreement will realign the asset structure of Group and facilitate effective management of resources. The Directors, including the Independent Non-executive Directors, believe that the transaction is on normal commercial terms, the terms of the Disposal Agreement is fair and reasonable and in the interests of the Company's shareholders as a whole.

CONNECTED TRANSACTION

BE Group (BVI) is a substantial shareholder of the Company and a connected person of the Company. The transaction under the Disposal Agreement hence constitutes a connected transaction for the Company. As the applicable percentage ratios set out in Rule 14.07 of the Listing Rules is more than 0.1% but less than 2.5%. The transaction under the Disposal Agreement constitutes a connected transaction for the Company for the purpose of Chapter 14A.16(2) and is subject to the reporting and announcement requirements.

DEFINITIONS

For the purposes of this announcement, capitalized terms appearing herein shall, unless the context otherwise admits, have the meanings set out below:

"BE Group (BVI)"	Beijing Enterprises Group (BVI) Company Limited, a company incorporated in the British Virgin Islands with limited liability. Its principal business activity is investment holding.
"Beijing Long Qing Xia"	Beijing Long Qing Xia Tourism Development Co, Ltd.* (北京龍慶峽旅遊發展有限公司), a sino-foreign joint venture incorporated in the PRC with limited liability in which the Company, through its wholly-owned subsidiary Everbest, has an indirect 75% equity interest. Its principal business activity is provision of tourism services at Long Qing Xia, PRC.
"Board"	the board of Directors
"Company"	Beijing Enterprises Holdings Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange. Its principal business activity is utilities conglomerate with urban energy services.
"Director(s)"	the director(s) of the Company
"Disposal Agreement"	An agreement dated 7 April 2008 entered into between the Company and BE Group (BVI) pursuant to which the Company has conditionally agreed to sell to BE Group (BVI) its 100% equity interest in Everbest, 51% equity interest in Shunxing and 51% equity interest in Fengshou.
"Everbest"	Everbest Islands Limited, a company incorporated in the British Virgin Islands with limited liability in which the Company has a direct 100% equity interest. Its principle business activity is investment holding. The sole asset of Everbest is its 75% equity interest in Beijing Long Qing Xia.
"Fengshou"	Beijing Fengshou Wine Co., Ltd.* (北京豐收葡萄酒有限公司), a sino-foreign joint venture incorporated in the PRC with limited liability in which the Company has a direct 51% equity interest. Its principal business activity is sales and production of wine.
"Group"	the Company and its subsidiaries

"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Non-executive Directors"	the independent non-executive Directors, Mr. Wu Jiesi, Mr. Robert A. Theleen and Mr. Lam Hoi Ham.
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China, excluding Hong Kong, the Macau Special Administrative Region of the People's Republic of China and Taiwan for the purpose of this announcement.
"Shunxing"	Beijing Shunxing Wine Co., Ltd.* (北京順興葡萄酒有限公司), a sino-foreign joint venture incorporated in the PRC with limited liability in which the Company has a direct 51% equity interest. Its principal business activity is sales and production of wine.
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"%"	per cent

By order of the Board
Tam Chun Fai
Executive Director
Hong Kong, 7 April 2008

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors
Mr. Yi Xi Qun, Mr. Zhang Hong Hai, Mr. Li Fu Cheng, Mr. Bai Jin Rong, Mr. Zhou Si, Mr. Liu Kai, Mr. Guo Pu Jin, Mr. E Meng, Mr. Lei Zhen Gang, Mr. Jiang Xin Hao and Mr. Tam Chun Fai.

Independent Non-Executive Directors
Mr. Wu Jiesi, Mr. Robert A. Theleen and Mr. Lam Hoi Ham.

* For identification purposes only

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(website: www.behl.com.hk)
(Stock Code: 392)

BOARD CHANGES

The Board of Directors (the "Board") of Beijing Enterprises Holdings Limited (the "Company") announces the appointment of Mr. Lam Hoi Ham as an independent non-executive director of the Company to fill the vacancy caused by the resignations of Mr. Lau Hon Chuen, Ambrose, Dr. Lee Tung Hai, Leo and Mr. Wang Xian Zhang (the "Resigned Directors"). Mr. Lam will act as the chairman of the audit committee and a member of the remuneration committee of the Company upon his appointment. Mr. Robert A. Theleen, an existing independent non-executive director of the Company, will join the audit committee. The aforementioned board changes take effect on 3 March 2008.

RESIGNATION OF INDEPENDENT NON-EXECUTIVE DIRECTORS

The Resigned Directors have been appointed as independent non-executive directors of the Company for more than nine years. In consideration of the recommended best practice regarding independence of directors set out in A.4.3 of Appendix 14 of Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), the Board has accepted the resignations of the Resigned Directors effective 3 March 2008. The Company has confirmed that the Resigned Directors have no disagreement with the Board and there is no other matter that needs to be brought to the attention of holders of securities of the Company in relation to their resignations. The Board takes this opportunity to express their appreciation for the Resigned Directors' valuable contribution to the Company.

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

Mr. Lam Hoi Ham, aged 69, was graduated from the faculty of economics of The University of Hong Kong, is the founder of the accounting firm H H Lam & Co., and is a fellow member of Hong Kong Institute of Certified Public Accountants. Mr. Lam was granted Medal of Honour by The Hong Kong Government in 1994 and was appointed a Justice of the Peace in 1997. Mr. Lam serves as a Standing Committee member of the 10th National Committee of the Chinese People's Political Consultative Conference of the People's Republic of China of Beijing City, the vice chairman of Beijing Overseas Friendship Association and a committee member of Beijing Health Department Overseas Friendship Association, etc.

Mr. Lam:

(i) saved as disclosed above, held no other directorships in listed public companies in the last three years;

(ii) has not entered into any service contracts in relation to his directorship with the Company; has no fixed term of service with the Company and will be subject to retirement by rotation and re-election at the forthcoming annual general meeting of the Company in accordance with the articles of association of the Company;

(iii) does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company;

(iv) as at the date of this announcement, is not interested or deemed to be interested in shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance;

(v) is entitled to receive by way of director's fees of his services as an independent non-executive director of the Company determined by the Board with reference to prevailing market rate, which is currently fixed at HK$180,000 per annum; and

(vi) does not have any other matters that need to be brought to the attention of the holders of securities of the Company and does not have any information which is required to be disclosed under Rules 13.51(2)(h)-(v) of the Listing Rules.

The Board would like to extend a warm welcome to Mr. Lam for joining the Board.

By order of the Board
Tam Chun Fai
Executive Director
Hong Kong, 3 March 2008

As at the date of this announcement, the Board comprises Mr. Yi Xi Qun, Mr. Zhang Hong Hai, Mr. Li Fu Cheng, Mr. Bai Jin Rong, Mr. Zhou Si, Mr. Liu Kai, Mr. Guo Pu Jin, Mr. E Meng, Mr. Lei Zhen Gang, Mr. Jiang Xin Hao and Mr. Tam Chun Fai as executive Directors; Mr. Wu Jiesi, Mr. Robert A. Theleen and Mr. Lam Hoi Ham as independent non-executive Directors.

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(website: www.behl.com.hk)
(Stock Code: 392)

CHANGE IN BOARD LOT SIZE

The Board announces that the board lot size of the Shares for trading on the Stock Exchange will be changed from 2,000 Shares to 500 Shares with effect from Tuesday, 4 March 2008. The expected timetable for such change in board lot size is set out below.

Shareholders may submit their existing share certificates in board lot of 2,000 Shares each to the Company's share registrar in exchange for new share certificates in board lot of 500 Shares each free of charge during business hours from Tuesday, 19 February 2008 to Tuesday, 1 April 2008 (both dates inclusive).

The Board announces that the board lot size of the Shares for trading on the Stock Exchange will be changed from 2,000 Shares to 500 Shares with effect from Tuesday, 4 March 2008. The Board believes that the reduced board lot size may facilitate the trading and improve the liquidity of the Shares and enable the Company to attract more investors and broaden its shareholder base. The change in board lot size will not affect any of the Shareholders' rights.

EXPECTED TIMETABLE

	2008
First day for free exchange of existing share certificates in board lot of 2,000 Shares each for new share certificates in board lot of 500 Shares each	Tuesday, 19 February
Effective date of the change in board lot size from 2,000 Shares to 500 Shares	Tuesday, 4 March
Original counter for trading in the Shares in board lot of 2,000 Shares each closes and becomes counter for trading in the Shares in board lot of 500 Shares each	9:30 a.m. on Tuesday, 4 March
Temporary counter for trading in the Shares in board lot of 2,000 Shares each opens	9:30 a.m. on Tuesday, 4 March
Parallel trading in Shares commences	9:30 a.m. on Tuesday, 4 March
Temporary counter for trading in the Shares in board lot of 2,000 Shares each closes	4:00 p.m. on Thursday, 27 March
Parallel trading in Shares ends	4:00 p.m. on Thursday, 27 March
Last day for free exchange of existing share certificates in board lot of 2,000 Shares each for new share certificates in board lot of 500 Shares	Tuesday, 1 April

Shareholders may submit their existing share certificates in board lot of 2,000 Shares each to the Company's share registrar, Tricor Tengis Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, in exchange for new share certificates in board lot of 500 Shares each free of charge during business hours from Tuesday, 19 February 2008 to Tuesday, 1 April 2008 (both dates inclusive). Such exchange of share certificates thereafter will be accepted only on payment of a fee of HK$2.50 (or such higher amount as may from time to time be specified by the Stock Exchange) for each new share certificate in board lot of 500 Shares each issued or each existing share certificate submitted, whichever number of share certificate involved is higher. It is expected that the new share certificates will be available for collection from the Company's share registrar by the Shareholders within 10 business days after delivery of the existing share certificates to the Company's share registrar for exchange purpose. The new share certificates will be in green in order to be distinguished from the old share certificates which are in pink.

As from Tuesday, 4 March 2008, any new share certificates will be issued in board lot of 500 Shares each (except for odd lots or where the Company's share registrar is otherwise instructed). All existing share certificates in board lot of 2,000 Shares each will continue to be evidence of title to such Shares and be valid for transfer, delivery and settlement purposes.

DEFINITIONS

"Board"	the board of directors of the Company
"Company"	Beijing Enterprises Holdings Limited, a company incorporated in Hong Kong with limited liability, whose Shares are listed on the Main Board of the Stock Exchange
"Shares"	shares of HK$0.10 each in the share capital of the Company
"Shareholders"	holders of Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

By order of the Board
Tam Chun Fai
Executive Director
Hong Kong, 15 February 2008

As at the date of this announcement, the board of directors of the Company comprises Mr. Yi Xi Qun, Mr. Zhang Hong Hai, Mr. Li Fu Cheng, Mr. Bai Jin Rong, Mr. Zhou Si, Mr. Liu Kai, Mr. Guo Pu Jin, Mr. E Meng, Mr. Lei Zhen Gang, Mr. Jiang Xin Hao and Mr. Tam Chun Fai as executive directors; Mr. Lau Hon Chuen, Ambrose, Dr. Lee Tung Hai, Leo, Mr. Wang Xian Zhang, Mr. Wu Jiesi and Mr. Robert A. Theleen as independent non-executive directors.

SHANG HUA HOLDINGS LIMITED
上華控股有限公司*
(Incorporated in Bermuda with limited liability)
(Stock code: 371)

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 392)

MEMORANDUM OF COOPERATION SUBSCRIPTION OF NEW SHARES AND BONDS GRANT OF OPTIONS TO SUBSCRIBE FOR BONDS WHITEWASH WAIVER CHANGE OF COMPANY NAME INCREASE IN AUTHORISED SHARE CAPITAL AND RESUMPTION OF TRADING

MEMORANDUM OF COOPERATION

On 9 January 2008, the Company and BEHL entered into the MOU, pursuant to which (i) the Company conditionally agreed to issue and BEHL conditionally agreed to subscribe for convertible bonds with aggregate principal amount of HK$600,000,000 to HK$800,000,000 at a conversion price of not more than HK$0.40 per Share; and (ii) the Company and BEHL agreed to appoint professionals to finalize the terms of the convertible bonds and to prepare the necessary legal documents.

THE SUBSCRIPTION AGREEMENT

On 21 January 2008, the Company, the Subscriber and BEHL entered into the Subscription Agreement which superseded the MOU. Pursuant to the Subscription Agreement, (i) the Company conditionally agreed to issue and the Subscriber conditionally agreed to subscribe for 247,000,000 new Shares at a price of HK$0.40 per new Share; (ii) the Company conditionally agreed to issue and the Subscriber conditionally agreed to purchase the Firm Bonds; and (iii) the Company conditionally agreed to grant the Call Options to the Subscriber.

WHITEWASH WAIVER

Immediately following the allotment and issue of the Subscription Shares to the Subscriber on Completion, the Subscriber, BEHL and parties acting in concert with any of them will be interested in 247,000,000 Shares, representing approximately 74.78% of the issued share capital of the Company as enlarged by the issue of the Subscription Shares. The Subscriber will make an application to the Executive for the Whitewash Waiver and such grant will be subject to, among other things, approval of the Independent Shareholders in respect of the Whitewash Waiver at the SGM where voting on the relevant resolution shall be taken by poll.

GENERAL

The SGM will be held to consider and if thought fit, pass the resolutions to approve, among other things, the Subscription Agreement and the Whitewash Waiver. The Subscriber, BEHL and parties acting in concert with any of them and their respective associates will abstain from voting on the resolutions approving the Subscription Agreement and the Whitewash Waiver at the SGM.

The Independent Board Committee will be formed to consider the terms of the Subscription Agreement and the Whitewash Waiver and an independent financial adviser will be appointed in due course to advise the Independent Board Committee in these regards.

A circular will be despatched to Shareholders in accordance with the requirements of the Takeovers Code and the Listing Rules.

RESUMPTION OF TRADING

At the request of the Company, trading in the shares of the Company was suspended with effect from 2:30 p.m. on 9 January 2008 pending the release of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in Shares on Stock Exchange with effect from 9:30 a.m on 29 January 2008.

Completion of the Subscription Agreement is subject to fulfillment of conditions precedent including the obtaining of the approval of the Independent Shareholders and the grant of the Whitewash Waiver and may or may not proceed. Shareholders and investors are advised to exercise caution when dealing in the Shares.

THE MEMORANDUM OF COOPERATION

On 9 January 2008, the Company and BEHL entered into the MOU, pursuant to which (i) the Company conditionally agreed to issue and BEHL conditionally agreed to subscribe for convertible bonds with an aggregate principal amount of HK$600,000,000 to HK$800,000,000 and a conversion price of not more than HK$0.40 per Share; and (ii) the Company and BEHL agreed to appoint professionals to finalize the terms of the convertible bonds and to prepare the necessary legal documents.

On 21 January 2008, the Company and the Subscriber entered into the Subscription Agreement which superseded the MOU.

THE SUBSCRIPTION AGREEMENT

Date

21 January 2008

Parties

(a) The Company;

(b) Lucky Crown Management Limited (i.e., the Subscriber), a company which is directly and wholly-owned by BEHL; and

(c) BEHL, a company incorporated in Hong Kong with limited liability and the shares of which are listed on the Main Board of the Stock Exchange.

Each of the Subscriber and BEHL represents and warrants to the Company that neither the Subscriber, BEHL and its ultimate beneficial owners nor parties acting in concert with any of them are parties connected with or acting in concert with any substantial shareholder, chief executive and directors of the Company and its subsidiaries and their respective associates.

The Subscription Shares

Pursuant to the Subscription Agreement, the Company has conditionally agreed to allot and issue to the Subscriber, and the Subscriber has conditionally agreed to subscribe for, 247,000,000 new Shares at a subscription price of HK$0.40 per new Share. The Subscription Shares represents approximately 296.57% of the existing issued share capital and approximately 74.78% of the issued share capital of the Company as enlarged by the issue of the Subscription Shares.

The Subscription Shares will be issued under a specific mandate proposed to be sought from the Shareholders at the SGM.

The Subscription Price

The Subscription Price of HK$0.40 per Subscription Share represents:

(a) a discount of approximately 47.37% to the closing price of HK$0.76 per Share as quoted on the Stock Exchange on the Last Trading Date;

(b) a discount of approximately 41.18% to the average closing price of HK$0.68 per Share as quoted on the Stock Exchange for the last five trading days up to and including the Last Trading Date;

(c) a discount of approximately 46.67% to the average closing price of HK$0.75 per Share as quoted on the Stock Exchange for the last ten trading days up to and including the Last Trading Date; and

(d) a premium of approximately 5.26% to the net asset value of the Company of approximately HK$0.38 per Share as at 30 June 2007, being the date to which the latest audited financial statement of the Company were made up.

The Subscription Price was determined with reference to the prevailing market price of the Shares after taking into account the financial position of the Company including the net asset value per Share and its past record of loss since 1999, and was negotiated on an arm's length basis between the Company and the Subscriber.

The Firm Bonds

Pursuant to the Subscription Agreement, the Company has conditionally agreed to allot and issue to the Subscriber, and the Subscriber has conditionally agreed to subscribe for, the Firm Bonds at the selling price of HK$200,000,000.

The Firm Bonds will be issued under a specific mandate proposed to be sought from the Shareholders at the SGM.

The Call Options

Pursuant to the Subscription Agreement, the Company has agreed to grant the Subscriber (i) the First Call Option to require the Company to issue the First Option Bonds any time during the 12-month period after the Completion Date (which may be extended by agreement between the Subscriber and the Company); and (ii) the Second Call Option to require the Company to issue the Second Option Bonds any time during the period commencing on the Completion Date and ending on 31 December 2009 (which may be extended by agreement between the Subscriber and the Company).

Principal terms of the Bonds

Issuer :	The Company
Principal amount :	Firm Bonds – HK$200,000,000 First Option Bonds – HK$300,000,000 Second Option Bonds – HK$200,000,000
Maturity date :	The date falling on the third anniversary of the date of issue by the Company of the Firm Bonds, the First Option Bonds or the Second Option Bonds (as the case may be).
Initial conversion price :	HK$0.40 per Conversion Share.

The Initial Conversion Price was determined with reference to the prevailing market price of the Shares and the Subscription Price and was negotiated on an arm's length basis between the Company and the Subscriber. No minimum conversion price was stipulated in the Agreement.

The Initial Conversion Price is subject to adjustments in the event of consolidation or subdivision of the Shares, the issue of Shares by way of capitalization of profits or reserves, the making of capital distribution by the Company, rights issue or the issue of Shares or convertible securities at a price which is less than 95% of the market price, the issue of Shares for acquisition of assets, and the purchase of the Shares by the Company, which may or may not occur. The Company considers that foregoing events of adjustment are normal and customary of their kind.

The Initial Conversion Price represents:

(a) a discount of approximately 47.37% to the closing price of HK$0.76 per Share as quoted on the Stock Exchange on the Last Trading Date;

(b) a discount of approximately 41.18% to the average closing price of HK$0.68 per Share as quoted on the Stock Exchange for the last five trading days up to and including the Last Trading Date;

(c) a discount of approximately 46.67% to the average closing price of HK$0.75 per Share as quoted on the Stock Exchange for the last ten trading days up to and including the Last Trading Date; and

(d) a premium of approximately 5.26% to the net asset value of the Company of approximately HK$0.38 per Share as at 30 June 2007, being the date to which the latest audited financial statement of the Company were made up.

The holders of the Bonds shall have the rights at any time during the applicable conversion period to convert the Bonds in whole, or in any part representing at least HK$10,000,000 of the outstanding principal amount of the Bonds, into the Conversion Shares at the applicable conversion price.

Ranking	:	The Conversion Shares, when allotted and issued, will rank pari passu in all respects with the other Shares in issue as at the date of issue of the Conversion Shares.
Interest	:	The Bonds shall not bear any interest.
Transferability	:	The Bonds may be transferable in whole or in part in multiples of HK$10,000,000, provided that if necessary, the prior approval of the Stock Exchange shall be required for any transfer to any transferee which is a connected person (as defined in the Listing Rules) of the Company.
Voting rights	:	The Bonds do not confer on the holder(s) of the Bonds the right to vote at a general meeting of the Company.
Events of default	:	On the occurrence of certain events of default specified in the Bonds (e.g., liquidation), the holder(s) of the Bonds shall be entitled to demand repayment of the relevant Bonds.
Listing	:	No application will be made for the listing of the Bonds on the Stock Exchange or any other stock exchange

Public float	:	The Company, at all times, shall use its reasonable endeavours to ensure that the relevant provisions as to the minimum public float requirement of the Listing Rules are complied with. It will be a term of the Bonds that the holder(s) of the Bonds shall not exercise any of the conversion rights attaching to the Bonds, if following such exercise, the Company's minimum public float cannot be maintained.

Upon exercise in full of the conversion rights attaching to the Firm Bonds, an aggregate of 500,000,000 Conversion Shares would fall to be allotted and issued by the Company at the Initial Conversion Price, which represents (a) approximately 600.34% of the existing issued share capital; (b) approximately 151.38% of the issued share capital of the Company as enlarged by the issue of the Subscription Shares; and (c) approximately 60.22% of the issued share capital of the Company as enlarged by the issue of the Subscription Shares and the Conversion Shares upon full exercise of the Firm Bonds.

Upon exercise in full of the conversion rights attaching to First Option Bonds, an aggregate of 750,000,000 Conversion Shares would fall to be allotted and issued by the Company at the Initial Conversion Price, which represents (a) approximately 900.52% of the existing issued share capital; (b) approximately 227.08% of the issued share capital of the Company as enlarged by the issue of the Subscription Shares; (c) approximately 90.33% of the issued share capital of the Company as enlarged by the issue of the Subscription Shares and the Conversion Shares upon full exercise of the Firm Bonds; and (d) approximately 47.46% of the issued share capital of the Company as enlarged by the issue of the Subscription Shares, the Conversion Shares upon full exercise of the Firm Bonds and the Conversion Shares upon full exercise of the First Option Bonds.

Upon exercise in full of the conversion rights attaching to Second Option Bonds, an aggregate of 500,000,000 Conversion Shares would fall to be allotted and issued by the Company at the Initial Conversion Price, which represents (a) approximately 600.34% of the existing issued share capital; (b) approximately 151.38% of the issued share capital of the Company as enlarged by the issue of the Subscription Shares; (c) approximately 60.22% of the issued share capital of the Company as enlarged by the issue of the Subscription Shares and the Conversion Shares upon full exercise of the Firm Bonds; (d) approximately 31.64% of the issued share capital of the Company as enlarged by the issue of the Subscription Shares, the Conversion Shares upon full exercise of the Firm Bonds and the Conversion Shares upon full exercise of the First Option Bonds; and (e) approximately 24.04% of the issued share capital of the Company as enlarged by the issue of the Subscription Shares, the Conversion Shares upon full exercise of the Firm Bonds, the Conversion Shares upon full exercise of the First Option Bonds and the Conversion Shares upon full exercise of the Second Option Bonds.

The Company will disclose by way of an announcement all relevant details of the conversion of the Bonds in the following manner:

(a) the Company will make the Monthly Announcement on the website of the Stock Exchange and the Company. Such announcement will be made on or before the fifth business day following the end of each calendar month and will include the following details in the table form:

    (i) whether there is any conversion of the Bonds during the relevant month. If there is a conversion, details thereof including the conversion date, number of new Shares issued and conversion price for each conversion. If there is no conversion during the relevant month, a negative statement to that effect;

    (ii) the amount of outstanding of the Bonds after the conversion, if any;

    (iii) the total number of Shares issued pursuant to other transactions during the relevant month, including Shares issued pursuant to exercise of options under any share option scheme(s) of the Company; and

    (iv) the total issued share capital of the Company as at the commencement and the last day of the relevant months;

(b) in addition to the Monthly Announcement, if the cumulative amount of the Conversion Shares issued pursuant to the conversion of the Bonds reaches 5% of the issued share capital of the Company as disclosed in the last Monthly Announcement or any subsequent announcement made by the Company in respect of the Bonds (as the case may be) (and thereafter in a multiple of such 5% threshold), the Company will make an announcement on the website of the Stock Exchange and the Company including details as stated in (a) above for the period commencing from the date of the last Monthly Announcement or any subsequent announcement made by the Company in respect of the Bonds (as the case may be) up to the date on which the total amount of Shares issued pursuant to the conversion amounted to 5% of the issued share capital of the Company as disclosed in the last Monthly Announcement or any subsequent announcement made by the Company in respect of the Bonds (as the case may be); and

(c) if the Company forms the view that any issue of Conversion Shares will trigger the disclosure requirements under Rule 13.09 of the Listing Rules, then the Company is obliged to make such disclosures regardless of the issue of any announcements in relation to the Bonds as mentioned in (a) and (b) above.

Conditions Precedent

Completion of the Subscription Agreement is conditional upon:

(a) the passing by the Shareholders (other than those prohibited from voting under the Listing Rules and/or the Takeovers Code, if applicable) of all necessary resolutions at the SGM approving:

(i) the Subscription Agreement and the transactions contemplated thereunder including (but not limited to) the grant of the Call Options, the issue of the Subscription Shares, the Bonds and the Conversion Shares in accordance with the terms of the Subscription Agreement;

(ii) the change of the Company's name to such name as is provided by the Subscriber to the Company not later than the third business day prior to the despatch of the notice of the SGM to the Shareholders with effect from the Completion Date;

(iii) the grant of a waiver in respect of the obligation of the Subscriber and the parties acting in concert with it (if any) to make a mandatory general offer to the Shareholders in respect of the Shares not already owned or agreed to be acquired or subscribed by the Subscriber or any parties acting in concert with it (if any) as a result of the issue of the Subscription Shares in accordance with Note 1 on dispensations from Rule 26 of the Takeovers Code; and

(iv) the increase in the authorized share capital of the Company from HK$150,000,000 to HK$1,500,000,000;

(b) the Executive granting to the Subscriber a waiver of the obligation to make a mandatory general offer to the Shareholders in respect of the Shares not already owned or agreed to be acquired or subscribed by the Subscriber or any parties acting in concert with it (if any) as a result of the issue of the Subscription Shares;

(c) the Stock Exchange having granted the listing of, and permission to deal in, the Subscription Shares and the Conversion Shares (and such permission and listing not subsequently being revoked prior to the delivery of the definitive certificate(s) with respect to the Subscription Shares and the bond certificates with respect to the Firm Bonds);

(d) the Bermuda Monetary Authority granting permission for the issue of the Subscription Shares, the Bonds and the Conversion Shares (if required);

(e) the Subscriber being reasonably satisfied with the results of the due diligence review on the Group, including in relation to the Group's assets, liabilities, contracts, commitments, and its business and financial, legal, taxation and compliance aspects, provided that such due diligence review shall be completed within 14 days from the date of the Subscription Agreement;

(f) the grant of the approval by the Stock Exchange for the resumption of trading in Shares on the Stock Exchange pending the release of this announcement;

(g) the current listing of the Shares not having been withdrawn and the Shares continuing to be traded on the Stock Exchange (save for any temporary suspension of not more than seven consecutive trading days (as defined in the Listing Rules) or any suspension pending clearance of any announcement in connection with the execution of the Agreement or the transactions contemplated under the Agreement); no indication having been received on or before the Completion Date from the Stock Exchange or the SFC to the effect that the listing of the Shares may be withdrawn or objected to for any reason having arisen which may adversely affect the listing status of the Company on the Stock Exchange;

(h) the warranties set forth in the Subscription Agreement remaining true and accurate and not misleading in any material respects;

(i) all other requisite consents, authorisations and approvals (or, as the case may be, the relevant waiver) in connection with the entering into and performance of the terms of the Subscription Agreement having been obtained by the Company;

(j) the Subscriber being reasonably satisfied that there has been no material adverse change;

(k) there being no event existing or having occurred and no condition being in existence which would (if after the issue of the Firm Bonds) constitute an event of default and no event or act having occurred which, with the giving of notices, or the lapse of time, or both, would (if after the issue of the Firm Bonds) constitute an event of default; and

(l) the Subscriber being reasonably satisfied that there has been no material breach of obligations and undertakings given by the Company under the Subscription Agreement to be performed not later than one hour before the agreed time for Completion.

The Subscriber may in its absolute discretion waive the conditions precedent referred to in paragraph (a)(ii) and (iv), (e), (g), (h), (j), (k) and (l) above at any time by notice in writing to the Company. Except the foregoing conditions precedent, the Subscriber does not have the rights to waive the conditions precedent under the Subscription Agreement. In the event that not all of the conditions precedent are fulfilled, or waived by the Subscriber (as the case may be) by the Long Stop Date, then none of the parties shall be bound to proceed with the issue and subscription of the Subscription Shares and the Firm Bonds and the grant of the Call Options, and the Subscription Agreement shall be automatically terminated forthwith and cease to be of any effect whereupon the parties shall have no claim against each other arising out of or in connection with the Subscription Agreement and save in respect of claims arising out of any antecedent breach thereof.

Subject to the continuing fulfillment of the conditions precedent or waiver thereof (as the case may be) in accordance with the Subscription Agreement, Completion shall take place on the third Business Day immediately following the fulfillment or satisfaction (or if applicable, waiver) of the conditions precedent. At Completion, the Company shall issue all of the Subscription Shares and the Firm Bonds and grant the Call Options (but not part only unless the Subscriber agrees to do so).

Indemnification

The Company has represented and warranted to the Subscriber that the Company has no liabilities, actual, contingent or otherwise, except (i) liabilities expressly provided in the audited consolidated accounts of the Group for the financial year ended June 30, 2007 and the unaudited consolidated management accounts of the Group for the six months ended 31 December 2007; and (ii) actual liabilities incurred in the ordinary course of business of the relevant members of the Group not exceeding HK$500,000 in a single transaction and HK$1,000,000 in aggregate. Subject to and conditional on the Completion, in the event of any breach of the foregoing warranty, the Company shall indemnify the Subscriber and pay to the Subscriber on demand an amount equal to the product of the liabilities to which any member of the Group is liable as confirmed and certified by the auditors of the Company and the percentage of the Shares held by the Subscriber in the then issued share capital of the Company upon Completion.

The maximum aggregate liability of the Company for breach of any warranty contained in the Subscription Agreement shall not exceed the aggregate amount of the consideration of the Subscription Shares and selling price of the Bonds received by the Company. All claims for indemnification shall be brought in writing to the Company no later than the third anniversary of the Completion Date.

WHITEWASH WAIVER

Immediately following the allotment and issue of the Subscription Shares to the Subscriber on Completion, the Subscriber, BEHL and parties acting in concert with any of them will be interested in 247,000,000 Shares, representing approximately 74.78% of the issued share capital of the Company as enlarged by the issue of the Subscription Shares. In the absence of the Whitewash Waiver, the Subscriber would incur an obligation pursuant to Rule 26 of the Takeovers Code to make a mandatory offer to the Shareholders to acquire all the Shares other than those held by the Subscriber and parties acting in concert with it.

The Subscriber will make an application to the Executive for the Whitewash Waiver and such grant will be subject to, among other things, (i) approval of the Independent Shareholders in respect of the Whitewash Waiver at the SGM where voting on the relevant resolutions shall be taken by poll; (ii) the Subscriber and the parties acting in concert with it not having acquired any Shares in the six months prior to the date of this announcement but subsequent to negotiations, discussions or the reaching of understanding or agreements with the Directors in relation to the subscription of the Subscription Shares under the Subscription Agreement; and (iii) the Subscriber and parties acting in concert with it not having any acquisitions or disposals of the Shares between the date of this announcement and the Completion.

Save for the Shares to be issued pursuant to the exercise of options granted under the share option scheme of the Company and pursuant to the conversion of the Tranche 1 Bond, the Company does not have any other outstanding options, warrants, derivatives and other securities convertible or exchangeable into Shares or any other derivatives as at the date of this announcement.

The Subscriber, BEHL and parties acting in concert with any of them and their respective associates will abstain from voting on the resolutions approving the Subscription Agreement, the transactions contemplated thereunder and the Whitewash Waiver at the SGM.

CHANGE OF THE SHAREHOLDING STRUCTURE

The following table illustrates the shareholding structure of the Company (i) as at the date of this announcement; (ii) upon issue and allotment of the Subscription Shares; (iii) upon full conversion of the Firm Bonds; (iv) upon full conversion of the First Option Bonds and the Second Option Bonds; and (v) upon full conversion of the Tranche 1 Bond and Tranche 2 Bond:

Shareholders	As at the date of this announcement		Upon issue and allotment of the Subscription Shares		Upon full conversion of the Firm Bonds *(Note 3)*		Upon full conversion of the First Option Bonds and the Second Option Bonds *(Note 3)*		Upon full conversion of the Tranche 1 Bond and Tranche 2 Bond *(Note 4)*	
	No. of Shares	*% shareholding*	*No. of Shares*	*% shareholding*	*No. of Shares*	*% shareholding*	*No. of Shares*	*% shareholding*	*No. of Shares*	*% shareholding*
The Subscriber and parties acting in concert with it	-	-	247,000,000	74.28	747,000,000	89.97	1,997,000,000	96	1,997,000,000	77.39
PWL *(Note 1)*	18,797,875	22.57	18,797,875	5.69	18,797,875	2.26	18,797,875	0.90	518,797,875	20.11
Aster Well Limited *(Note 2)*	13,957,000	16.76	13,957,000	4.23	13,957,000	1.68	13,957,000	0.67	13,957,000	0.54
Public	50,530,574	60.67	50,530,574	15.30	50,530,574	6.09	50,530,574	2.43	50,530,574	1.96
Sub-total (public)	50,530,574	60.67	83,285,549	25.22	83,285,549	10.03	83,285,549	4	64,487,574	2.5
Total	83,285,449	100	330,285,449	100	830,285,449	100	2,080,285,449	100	2,580,285,449	100

Note:

1. PWL is ultimately and beneficially owned by Ms. Lucy Du as to 50% and Ms. Helen Zhang as to 50%. Neither PWL, its ultimate beneficial owners and their respective nominees or agents had involved in the introduction or any matter leading or ancillary to the signing of the Subscription Agreement or transactions contemplated thereunder. The Subscriber, BEHL and parties acting in concert with any of them do not have any relationship with PWL, Ms Lucy Du or Ms Helen Zhang. Pursuant to the notices under section 324 of the SFO sent by PWL to the Company, PWL disposed on market of 500,000 Shares at the average price of HK$0.666 per Share on 7 January 2008 and 1,000,000 Shares at the average price of HK$0.6319 on 9 January 2008.

2. Aster Well Limited is ultimately and beneficially owned by Ms. Guan Mei, an executive Director and Deputy Chairman of the Company. Ms. Guan Mei has agreed with the Company that she will resign as Director after conclusion of the SGM and before the Completion. Upon the resignation of Ms. Guan Mei as Director, the Shares held by Aster Well will form part of the public float under the Listing Rules. Save that Ms. Guan Mei is an executive Director and Deputy Chairman of the Company (i) neither Aster Well Limited, its ultimate beneficial owner and their respective nominees or agents had involved in the introduction or any matter leading or ancillary to the signing of the Subscription Agreement or transactions contemplated thereunder; and (ii) the Subscriber, BEHL and parties acting in concert with any of them do not have any relationship with Aster Well Limited or Ms. Guan Mei.

3. It will be a term of the Bonds that the holder(s) of the Bonds shall not exercise any of the conversion rights attaching to the Bonds, if following such exercise, the Company's minimum public float cannot be maintained.

4. Pursuant to the subscription agreement dated 12 April 2007 entered into between the Company and PWL, the Company will only issue conversion shares upon exercise of the Tranche 1 Bond and the Tranche 2 Bond to the extent that there is sufficient public float of the Shares of at least 25% (or such other percentage as determined by the Stock Exchange) of the issued share capital of the Company as enlarged by the issue of such conversion shares.

HIGHEST AND LOWEST SHARE PRICE

The highest and lowest closing price of the Shares as quoted on the Stock Exchange during the six-month period preceding the date of this announcement was HK$2.00 recorded on 2 August 2007 and HK$0.53 recorded on 7 January 2008 respectively.

THE SUBSCRIBER'S DEALING AND INTERESTS IN THE COMPANY'S SECURITIES

Save for the entering into of the MOU and the Subscription Agreement, none of the Subscriber, BEHL and parties acting in concert with any of them has dealt in the Shares, outstanding options, derivatives, warrants or other securities convertible or exchangeable into the Shares during the period commencing on the date falling six months prior to the date of the Subscription Agreement and up to the date of this announcement. As at the date of this announcement, the Subscriber, BEHL and the parties acting in concert with any of them do not hold any Shares or securities of the Company.

INFORMATION OF THE SUBSCRIBER

The Subscriber is a company incorporated in the British Virgin Islands with limited liability and is directly and wholly-owned by BEHL. The Subscriber, its beneficial owners and its concert parties are Independent Third Parties. The principal business of the Subscriber is investment holding. It has not undertaken any business activities other than the entering into of the Subscription Agreement.

BEHL is a company incorporated in Hong Kong with limited liabilities, the shares of which are listed on the Main Board of the Stock Exchange. BEHL's group of companies is principally engaged in public utilities, infrastructure projects, investment holding and investment management.

Beijing Enterprise Group (BVI) Company Limited directly owns approximately 36.11% of the issued share capital of BEHL, while its subsidiary, Beijing Enterprises Investments Limited, a company incorporated in the British Virgin Islands with limited liability, directly and indirectly owns an aggregate of approximately 23.32% of the issued share capital of BEHL. Accordingly, Beijing Enterprise Group (BVI) Company Limited together with Beijing Enterprises Investments Limited own an aggregate of approximately 59.43% of the issued share capital of BEHL.

Based on the price of the Subscription Shares and the price of the Firm Bonds, the payment term of the Subscription Agreement and the value of the Group, the directors of BEHL are of the view that the Subscription Agreement is on normal commercial terms, fair and reasonable and the entering into of the Subscription Agreement is beneficial to BEHL and its shareholders as a whole.

FUTURE INTENTIONS OF THE SUBSCRIBER REGARDING THE GROUP

Upon Completion, the Company will become a non wholly-owned indirect subsidiary of BEHL and the results of the Group will be consolidated to the financial statements of BEHL. The Subscriber intends to maintain the listing status of the Company on the Stock Exchange following the Completion.

Following Completion, the Subscriber intends that the Group will progressively reduce its reliance on its existing principal business of trading of computers and related products. The Group will focus on water treatment and environmental business. The Company is fully aware of the restrictions in Rule 14.92 of the Listing Rules and does not intend to dispose of the existing computer business. It is expected that with the proposed business diversification, the contribution from the computer business to the Group would become less material. For its expansion into the water treatment and environmental business, the Company will pursue the Possible Acquisition and consider other opportunities in the sector as and when they arise.

BEHL intends that the Group will be the platform for investment in and development of water treatment and environmental business. BEHL will, subject to the interests of the shareholders of BEHL and the Company, continue to pursue the Possible Acquisition and engage the Group in water treatment and environmental projects that BEHL has been reviewing and negotiating on fair and reasonable basis as and when appropriate.

Regarding water treatment and environmental business which BEHL has been engaged in and operated, BEHL will, in compliance with the requirements of the Listing Rules and the applicable rules and regulations, consolidate it into the Group as and when appropriate. The Company will comply with the requirements of the Listing Rules and the rules and regulations applicable to such consolidation of water treatment and environmental business. The Company is fully aware of the restrictions in Rule 14.06(6)(b) of the Listing Rules and will closely observe such restrictions with respect to acquisitions during the 24 months after Completion.

Any acquisition or disposal of the assets or business of the Group will be in compliance with the Listing Rules. Save for the water treatment and environmental business, the Subscriber has no intention of injecting any assets or business to the Group.

PROPOSED CHANGE OF BOARD COMPOSITION OF THE COMPANY

The Subscriber intends to nominate two new executive Directors to sit on the Board. Their appointment will not take effect earlier than the date of despatch of the circular in relation to, among other things, the Subscription Agreement, the transactions contemplated thereunder and the Whitewash Waiver subject to the requirements under the Takeover Code. A further announcement will be made by the Company and BEHL on any further proposed change of the composition of the Board and new appointment of Directors.

PROPOSED CHANGE OF COMPANY NAME

It was proposed that the name of the Company be changed from "Shang Hua Holdings Limited" to "Beijing Enterprises Water Group Limited" and upon the change of name becoming effective, a new Chinese name "北控水務集團有限公司" will replace "上華控股有限公司" for identification.

The proposed change of name of the Company will not affect any of the rights of the Shareholders. Once the change of name becomes effective, share certificates of the Company will be issued in the new name of the Company. However, all existing share certificates in issue bearing the existing name of the Company, will, after the change of name has become effective, continue to be effective as documents of title to and be valid for trading, settlement and registration purposes. There will not be any arrangement for the exchange of the existing share certificates of the Company for new share certificates bearing the new name of the Company. The proposed change of name will become effective from the date on which the new name of the Company is entered into the register maintained by the Registrar of Companies in Bermuda. The Company will comply with the filing procedures in Hong Kong regarding its change of name and the Company expects to be traded in its new name as soon as the proposed change of name becomes effective and the filing procedures in Hong Kong have been fulfilled. Further announcement will be made by the Company to inform the Shareholders of the effective date of the change of name of the Company and the relevant trading arrangement (if any) as a result of the change of name of the Company.

The proposed change of name of the Company is subject to the satisfaction of the following conditions (a) the passing of a special resolution by the Shareholders approving the change of name of the Company at the SGM; and (b) if necessary, the Registrar of Companies in Bermuda approving the change of the Company's name. A special resolution will be proposed at the SGM for Shareholders' approval for the change of the Company's name.

REASONS FOR ENTERING INTO THE SUBSCRIPTION AGREEMENT

BEHL has expressed its intention to invest in the Group and to use the Group as its platform to invest in and develop water treatment and environmental business. The Directors consider that through the introduction of BEHL as controlling shareholder, the Group will be able to secure business opportunities in water treatment and environmental business. The Directors also believe that the Group will be benefited by BEHL's financial strength and its extensive experience and expertise in public utility sectors including water supply and treatment.

Having taken into consideration the factors discussed above, the Directors (excluding the independent non-executive Directors) consider that the terms of the Subscription Agreement, the Firm Bonds and the Call Options are fair and reasonable and the entering into of the Subscription Agreement, the issue of the Subscription Shares and the Firm Bonds and the grant of the Call Options are in the interests of the Company and the Shareholders as a whole. The independent non-executive Directors' view are subject to the advice to be received from an independent financial adviser, which advice and recommendations in respect of, among other things, the Subscription Agreement and the Whitewash Waiver will be set out in the circular to be issued by the Company to the Shareholders as required by the Takeover Code and the Listing Rules.

USE OF PROCEEDS

The net proceeds from the issue of the Subscription Shares and the Firm Bonds (taking no account of the Options) are estimated to be approximately HK$98 million. The Directors at present intend to apply the net proceeds as follows:

(a) as to 20% – 30% for the Possible Acquisition;

(b) as to 60% – 70% for investment and development of water treatment and environmental business; and

(c) as to the remaining balance of 10%-20% as general working capital.

Except the Possible Acquisition, there is no present identifiable target of acquisition or investment.

FUND RAISING ACTIVITIES FOR THE PAST 12 MONTHS

The Company issued the Tranche 1 Bond to PWL, an investment holding company currently holding approximately 22.57% of the issued share capitl of the Company, on 27 July 2007. As at the date of this announcement, the proceeds of HK$100,000,000 obtained from the issue of the Tranche I Bonds have not been used. The Company intends to use such proceeds to finance acquisition opportunities for business in water treatment and environmental sector, including the Possible Acquisition. As at the date of this announcement, the Company had not received any notice of exercise of the conversion rights attached to the Tranche 1 Bond.

According to the terms of the subscription agreement with PWL, completion of the subscription of the Tranche 2 Bond should be on a business days in the period between 1 December 2007 to 31 December 2007 (both day inclusive) determined by PWL with at least 7 business days prior written notice to the Company, failing such notice shall be deemed to be 31 December 2007. The Company had not received the said notice from PWL. On 16 January 2008, the Company received a letter from PWL informing the Company that (i) PWL confirms the subscription for the Tranche 2 Bond; and (ii) PWL is making the arrangement for the subscription and it is expected that the subscription for the Tranche 2 Bond will be completed by the end of March 2008. After considering the benefits of the Company and the Shareholders as a whole, the Board agreed to issue the Trache 2 Bond by 31 March 2008 or any other date as agreed by the Company and PWL. By a letter dated 20 January 2008, in consideration of the Company's agreeing to issue the Tranche 2 Bond by 31 March 2008, PWL unconditinally and irrevocably agrees to, and shall procure that any subsequent holder(s) of the Tranche 1 Bond and the Tranche 2 Bond to, waive the rights for any adjustment of conversion price under the relevant subscription agreement, the Tranche 1 Bond and Tranche 2 Bond arising from or in connection with (i) the entering into of the Subscription Agreement; and (ii) the Possible Acquisition and any actions including the issue of any Shares contemplated by or referred to therein.

PROPOSED INCREASE IN AUTHORISED SHARE CAPITAL

As at the date of this announcement, the authorized share capital of the Company is HK$150,000,000 divided into 1,500,000,000 Shares, of which 83,285,449 Shares have been issued and fully paid or credited as fully paid. In order to fulfill condition precedent (a)(iv) referred to in the paragraph headed "Conditions precedent" above, and to provide the Group with flexibility in future expansion and growth by means of issuing new Shares and fund raising activities as the Directors may consider appropriate from time to time, the Directors propose to increase the authorized share capital of the Company to HK$1,500,000,000 divided into 15,000,000,000 Shares by the creation of an additional 13,500,000,000 unissued Shares. The increase in the authorized share capital of the Company is conditional upon the passing of an ordinary resolution by the Shareholders at the SGM and no Shareholders are required to abstain from voting for such resolution.

GENERAL

The SGM will be held to consider, and if thought fit, pass the resolutions to approve, among other things, the Subscription Agreement, the transactions contemplated thereunder and the Whitewash Waiver. The Subscriber, BEHL and parties acting in concert with any of them and their respective associates will abstain from voting on the resolutions approving the Subscription Agreement, the transactions contemplated thereunder and the Whitewash Waiver at the SGM.

The Independent Board Committee will be formed to consider the terms of the Subscription Agreement and the Whitewash Waiver and an independent financial adviser will be appointed in due course to advise the Independent Board Committee in these regards. An announcement will be made once the independent financial adviser has been appointed.

A circular will be despatched to Shareholders in accordance with the requirements of the Takeovers Code and the Listing Rules. Pursuant to the requirements under Rule 8.2 of the Takeovers Code, the circular must be issued to Shareholders within 21 days of the date of this announcement.

An application will be made by the Company for the listing of, and permission to deal in, the Subscription Shares and the Conversion Shares. The Directors and the Subscriber confirm that so far as it is aware there are no (a) arrangements (whether by way of option, indemnity or otherwise) in relation to the Shares and which might be material to the Subscription Agreement and/or the Whitewash Waiver; and (b) agreements or arrangements to which the Subscriber is party which relate to the circumstances in which it may or may not invoke or seek to invoke a pre-condition or a condition to the Subscription Agreement and/or the Whitewash Waiver.

RESUMPTION TRADING

At the request of the Company, trading in the shares of the Company was suspended with effect from 2:30 p.m. on 9 January 2008 pending the release of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in Shares on Stock Exchange with effect from 9:30 a.m on 29 January 2008.

Completion of the Subscription Agreement is subject to fulfillment of conditions precedent including the obtaining of the approval of the Independent Shareholders and the grant of the Whitewash Waiver and may or may not proceed. Shareholders and investors are advised to exercise caution when dealing in the Shares.

DEFINITION

In this announcement, unless the context otherwise requires, the following terms shall have the following meaning:

"associate(s)"	has the meanings ascribed thereto under the Listing Rules
"BEHL"	Beijing Enterprises Holdings Limited, a company incorporated in Hong Kong with limited liability, the share of which are listed on the Main Board of the Stock Exchange
"Board"	the board of Directors

"Bonds"	the Firm Bonds, the First Option Bonds and the Second Option Bonds
"Call Options"	the First Call Option and the Second Call Option
"Company"	Shang Hua Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of Stock Exchange
"Completion"	completion of the Subscription Agreement
"Completion Date"	the date on which Completion takes place
"Conversion Shares"	Shares to be issued upon conversion of the Firm Bonds, the First Option Bonds or the Second Option Bonds (as the case may be)
"Director(s)"	director(s) of the Company
"Executive"	the Executive Director of the Corporate Finance Division of the SFC or any delegate of the Executive Director
"Firm Bonds"	the zero coupon convertible bonds due 2011 in the aggregate principal amount of HK$200,000,000 to be issued by the Company to the Subscriber pursuant to the Subscription Agreement
"First Call Option"	an option to be granted by the Company to the Subscriber to require the Company to issue the First Option Bonds at their full face value to the Subscriber or its nominee as the Subscriber may direct pursuant to the Subscription Agreement
"First Option Bonds"	the zero coupon convertible bonds in the aggregate principal amount of HK$300,000,000 to be issued by the Company pursuant to the exercise of the First Call Option
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	The Hong Kong Special Administrative Region of the PRC

"Independent Board Committee"	an independent board committee of the Board comprising the independent non-executive Directors, namely, Messrs. Shea Chun Lok Quadrant, Chan Wai Kwong Peter and So Kwok Keung
"Independent Shareholders"	Shareholders other than the Subscriber, BEHL and parties acting in concert with any of them and their respective associates and those parties who are involved in, or interested in, the Subscription Agreement and/or the Whitewash Waiver
"Independent Third Party(ies)"	a third party independent of the Company and its connected persons (as defined under the Listing Rules)
"Initial Conversion Price"	the initial conversion price of each Conversion Share of HK$0.40
"Last Trading Date"	9 January 2008, being the last trading day of the Shares on the Stock Exchange prior to the suspension of trading of the Shares with effect from 2:30 p.m. on the same day
"Listing Committee"	the Listing Committee of the Stock Exchange
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Long Stop Date"	31 July 2008 or any later date as agreed by the parties to the Subscription Agreement
"MOU"	the memorandum of cooperation dated 9 January 2008 among the Company and BEHL
"Monthly Announcement"	announcement to be made by the Company to keep the Shareholders informed of the level of dilution and details of conversion after the issue of the Firm Bonds, the First Option Bonds and the Second Option Bonds
"PRC"	the People's Republic of China, for the purpose of this announcement, excludes Hong Kong, the Macau Special Administrative Region of the People's Republic of China and Taiwan

"PWL"	Pioneer Wealth Limited, a company incorporated in the British Virgin Islands and ultimately and beneficially owned by Ms. Lucy Du as to 50% and Ms. Helen Zhang as to 50%
"Possible Acquisition"	The possible acquisition of an interest in a company which is principally engaged in sewage purification and treatment in the PRC, brief details of which were disclosed in the announcement of the Company dated 14 August 2007
"Second Call Option"	an option to be granted by the Company to the Subscriber to require the Company to issue the Second Option Bonds at their full face value to the Subscriber or its nominee as the Subscriber may direct pursuant to the Subscription Agreement
"Second Option Bonds"	the zero coupon convertible bonds in the aggregate principal amount of HK$200,000,000 to be issued by the Company pursuant to the exercise of the Second Call Option
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"SGM"	special general meeting of the Company to be convened and held for Shareholders to consider and, if thought fit, to approve, among other matters, the Subscription Agreement, the transactions contemplated thereunder and the Whitewash Waiver
"Share(s)"	ordinary share(s) of HK$0.10 each in the share capital of the Company
"Shareholder(s)"	holder(s) of Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscriber"	Lucky Crown Management Limited, a company incorporated in the British Virgin Islands with limited liability and is wholly owned by BEHL

"Subscription Agreement"	the conditional subscription agreement dated 21 January 2008 as amended and supplemented by an addendum dated 28 January 2008 among the Company, the Subscriber and BEHL in relation to the issue of and subscription for the Subscription Shares and the Firm Bonds and the grant of the Call Options
"Subscription Price"	the subscription price of each Subscription Share of HK$0.40
"Subscription Shares"	a total of 247,000,000 new Shares to be issued by the Company to the Subscriber pursuant to the Subscription Agreement
"Takeovers Code"	Hong Kong Code on Takeovers and Mergers
"Tranche 1 Bond"	the Bond in aggregate principal amount of HK$100,000,000 issued by the Company to PWL on 27 July 2007
"Tranche 2 Bond"	the Bond in aggregate principal amount of HK$100,000,000 to be issued by the Company to PWL
"Whitewash Waiver"	a waiver pursuant to Note 1 on dispensations from Rule 26 of the Takeovers Code from the obligation of the Subscriber to make a mandatory general offer for all the Shares other than those held by the Subscriber and parties acting in concert with it as a result of the issue of the Subscription Shares
"%"	Per cent.

As at the date of this announcement, the Board comprises three executive Directors, namely, Mr. Huang Flynn Xuxian (Chairman), Ms. Guan Mei and Mr. Chase J Wong and three independent non-executive Directors, namely, Messrs. Shea Chun Lok Quadrant, Chan Wai Kwong Peter and So Kwok Keung.

As at the date of this announcement, the board of directors of BEHL comprises eleven executive directors, namely Yi Xi Qun, Zhang Hong Hai, Li Fu Cheng, Bai Jin Rong, Liu Kai, Guo Pu Jin, Zhou Si, E Meng, Lei Zhen Gang, Jiang Xin Hao and Tam Chun Fai and five independent non-executive directors, namely, Lau Hon Chuen, Ambrose, Lee Tung Hai, Leo, Wang Xian Zhang, Wu Jiesi and Robert A Theleen.

On behalf of the board of
Shang Hua Holdings Limited
Flynn Xuxian Huang
Chairman

On behalf of the board of
Beijing Enterprises Holdings Limited
Yi Xi Qun
Chairman

Hong Kong, 28 January 2008

* *For identification purpose only*

The directors of Shang Hua Holdings Limited jointly and severally accept full responsibility for the accuracy of the information contained in this announcement, other than that relating to the Subscriber and BEHL, and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement, other than that relating to the Subscriber and BEHL, have been arrived at after due and careful consideration, and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of the Subscriber jointly and severally accept full responsibility for the accuracy of the information contained in this announcement, other than that relating to the Group, and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement, other than that relating to the Group, have been arrived at after due and careful consideration, and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(website: www.behl.com.hk)
(Stock Code: 392)

OVERSEAS REGULATORY ANNOUNCEMENT
PROPOSED PRIVATE SHARE PLACING PLAN OF A SUBSIDIARY – BEIJING YANJING BREWERY CO., LTD.

This announcement is made in accordance with Rule 13.09(2) of the Listing Rules.

The Company announces that the Plan was passed on 23 January 2008 at the board meeting of Beijing Yanjing (an indirectly owned subsidiary of the Company, the domestic A shares of which are listed on the Shenzhen Stock Exchange) to issue 80,000,000 to 86,000,000 new shares of Beijing Yanjing at a subscription price of not less then RMB20.95 per share.

This announcement is made in accordance with Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Beijing Enterprises Holdings Limited (the "Company") announces that a private share placing plan (the "Plan") was passed on 23 January 2008 at the board meeting of Beijing Yanjing Brewery Co., Ltd. ("Beijing Yanjing") (an indirectly owned subsidiary of the Company, the domestic A shares of which are listed on the Shenzhen Stock Exchange) to issue 80,000,000 to 86,000,000 new shares of Beijing Yanjing at a subscription price of not less then RMB20.95 per share, representing 90% of the average trading price recorded in the 20 trading days preceding the price fixing day. The proceeds from the Plan will be used to expand production capacity of Beijing Yanjing. Beijing Yanjing will adjust the number of new shares to be issued under the Plan to the extent that the capital raised will not exceed RMB1,796,540,000, being the amount of the capital required to carry out the investment projects under the Plan. A shareholders' meeting of Beijing Yanjing to consider the Plan will be held on 20 February 2008, therefrom the resolution that approves the Plan will be valid for 12 months.

The Company's direct subsidiary, Beijing Yanjing Brewery Limited ("Yanjing Limited"), is currently holding 595,215,789 shares, or 54.10%, in the capital of Beijing Yanjing. If the resolution that approves the Plan is passed at the shareholders' meeting of Beijing Yanjing, Yanjing Limited will subscribe for not less than 50% of the total number of new shares of Beijing Yanjing to be issued under the Plan by cash.

By order of the Board
Tam Chun Fai
Executive Director
Hong Kong, 24 January 2008

As at the date of this announcement, the board of directors of the Company comprises Mr. Yi Xi Qun, Mr. Zhang Hong Hai, Mr. Li Fu Cheng, Mr. Bai Jin Rong, Mr. Zhou Si, Mr. Liu Kai, Mr. Guo Pu Jin, Mr. E Meng, Mr. Lei Zhen Gang, Mr. Jiang Xin Hao and Mr. Tam Chun Fai as executive directors; Mr. Lau Hon Chuen, Ambrose, Dr. Lee Tung Hai, Leo, Mr. Wang Xian Zhang, Mr. Wu Jiesi and Mr. Robert A. Theleen as independent non-executive directors.

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(website: www.behl.com.hk)

(Stock Code: 392)

PLACING OF EXISTING SHARES AND SUBSCRIPTION FOR NEW SHARES AND RESUMPTION OF TRADING

Joint Placing Agents and Joint Bookrunners

Macquarie Securities **Goldman Sachs** **Lehman Brothers**

On 20 September 2007, BEIL and the Company entered into the Placing Agreement with the Joint Placing Agents, pursuant to which the Joint Placing Agents have agreed to procure, on an underwritten basis Placees to acquire, and BEIL, the substantial Shareholder, has agreed to sell 100,000,000 existing Shares at the Placing Price. On the same day, BEIL entered into a conditional Subscription Agreement with the Company for the subscription of 100,000,000 new Shares at the Subscription Price. After deducting the costs and expenses in connection with the Placing, the net price per Placing Share will be approximately HK$36.36. Completion of the Subscription is conditional upon, (i) completion of the Placing and (ii) the Listing Committee granting the approval for the listing of, and permission to deal in, the new Shares to be issued under the Subscription.

The Placing Price was arrived at after arm's length negotiations between the Company, BEIL and the Joint Placing Agents. The Placing Price represents a discount of approximately 5.6% to the closing price per Share of HK$39.30 on 19 September 2007 (the last trading day prior to suspension of trading in the Shares pending the release of this announcement); a premium of approximately 6.9% to the average closing price per Share of approximately HK$34.72 as quoted on the Stock Exchange for the last 5 trading days up to and including 19 September 2007; a premium of approximately 9.5% to the average closing price per Share of approximately HK$33.88 as quoted on the Stock Exchange for the last 10 trading days up to and including 19 September 2007. The Joint Placing Agents will receive a combined commission of 2%.

As at the date of this announcement, the Placing Shares represent approximately 9.63% of the existing issued share capital of the Company and approximately 8.78% of the issued share capital of the Company as enlarged by the Subscription. The Placing Shares will be placed to at least six Placess in board lots of 2,000 Shares.

An application will be made to the Listing Committee of the Stock Exchange for the approval for the listing of, and permission to deal in, the new Shares to be issued pursuant to the Subscription. The net proceeds from the Subscription are HK$3,636 million, of which HK$1,454 million will be used to fund the Group's natural gas business, HK$1,455 million will be used to fund the Group's expressway projects and HK$727 million will be used to fund the Group's water treatment-related projects.

As at the date of this announcement, a total of 100,000,000 existing Shares had been successfully placed out by the Joint Placing Agent at the Placing Price.

At the request of the Company, trading in the Shares has been suspended with effect from 9:33 a.m. on 20 September 2007 pending the issue of this announcement. Application has been made by the Company for the resumption of trading in the Shares with effect from 9:30 a.m. on 21 September 2007.

1. PLACING AGREEMENT DATED 20 SEPTEMBER 2007

Parties

(a) BEIL, the substantial Shareholder;

(b) the Company; and

(c) the Joint Placing Agents

The Joint Placing Agents are independent of and not acting in concert with BEIL or any of its directors, the chief executive or the substantial shareholders of BEIL or its subsidiaries and/or their respective associates. Each of the Joint Placing Agents does not own any Shares prior to the completion of the Placing, and is not, and will not become a connected person (as defined in the Listing Rules) of the Company and is independent from and not connected with the directors, the chief executive or the substantial Shareholders of the Company or its subsidiaries and/or their respective associates. The Placing was arranged by the Joint Placing Agents on an underwritten basis.

(A) Placing

The Placing Shares

The Placing Shares, being 100,000,000 existing Shares, representing approximately 9.63% of the existing issued share capital of the Company and approximately 8.78% of the issued share capital of the Company as enlarged by the Subscription. As at the date of this announcement, a total of 100,000,000 existing Shares had been successfully placed out by the Joint Placing Agents at the Placing Price.

The Placing Price

The Placing Price of HK$37.1 per Share was arrived at after arm's length negotiations between the Company, BEIL and the Joint Placing Agents. The Placing Price a discount of approximately 5.6% to the closing price per Share of HK$39.30 on 19 September 2007 (the last trading day prior to suspension of trading in the Shares pending the release of this announcement) and a premium of approximately 6.9% to the average closing price per Share of approximately HK$34.72 as quoted on the Stock Exchange for the last 5 trading days up to and including 19 September 2007; and a discount of approximately 9.5% to the average closing price per Share of approximately HK$33.88 as quoted on the Stock Exchange for the last 10 trading days up to and including 19 September 2007. The Joint Placing Agents will received a combined commission of 2%. After deducting the costs and expenses in connection with the Placing, the net price per Placing Share will be approximately HK$36.36.

The Placing Price was determined after arm's length negotiation between the Company and the Joint Placing Agents which have taken into account the recent market price of the Shares and the current market condition and the Directors consider that the Placing Price to be fair and reasonable.

Rights of the Placing Shares

The Placing Shares are sold free from all liens, charges and encumbrances, claims, options and third party rights and together with all rights attaching thereto as at the Placing Completion Date, including the right to receive all dividends or other distributions declared, made or paid on the Placing Shares at any time on or after the Placing Completion Date.

Independence of the Placees

All the Placing Shares are to be placed on an underwritten basis. Placing will be made to at least six Placees, who are not, and whose ultimate beneficial owners are not, connected persons (as defined in the Listing Rules) of the Company and are independent from and not connected with and not acting in concert with BEIL and the directors, the chief executive or the substantial shareholders of the Company or its subsidiaries and/or their respective associates or parties acting in concert with any of them.

Completion of the Placing

Completion of the Placing is conditional upon:

(a) the Subscription Agreement having been entered into;

(b) there being no breach of any of the warranties, representations and/or undertakings given by BEIL and by the Company under the Placing Agreement; and

(c) there not having been imposed by any moratorium, suspension or material restriction or trading in shares or securities general on the Stock Exchange due to exceptional financial circumstances or otherwise at any time prior to completion of the Placing.

The parties expect that the Placing will be completed on or about 25 September 2007.

2. SUBSCRIPTION AGREEMENT DATED 20 SEPTEMBER 2007

Parties

(a) BEIL; and

(b) the Company

The new Shares

The 100,000,000 new Shares, represents approximately 9.63% of the existing issued share capital of the Company and approximately 8.78% of the issued share capital of the Company as enlarged by the Subscription.

The Subscription Price

The Subscription Price is equivalent to the Placing Price. The Subscription is expected to and will generate a net proceeds of approximately HK$3,636 million from the Subscription.

Mandate to issue new Subscription Shares

100,000,000 new Shares will be issued pursuant to the General Mandate. The Company has not issued any Shares pursuant to the General Mandate so far. As at the date of this announcement, the General Mandate comprised 207,536,000 Shares. An application will be made to the Listing Committee of the Stock Exchange for the approval for the listing of, and permission to deal in, the new Shares to be issued pursuant to the Subscription.

Ranking of the new Shares

The new Shares to be issued pursuant to the Subscription, when issued and fully paid, will rank equally with the existing Shares in issue as at the date of issue of the new Shares.

Condition of the Subscription

Completion of the Subscription is conditional upon:

(a) completion of the Placing; and

(b) the Listing Committee of the Stock Exchange granting the approval for the listing of, and permission to deal in, the new Shares to be issued pursuant to the Subscription.

Completion of the Subscription

Subject to fulfillment of the above conditions, completion of the Subscription will take place on the date when all the conditions set out above are satisfied or such later date as the Company and BEIL may agree in writing. If the conditions of the Subscription are not fulfilled on or before 4 October 2007 (or such other date or time as may be agreed between the Company and BEIL), then BEIL and the Company shall not be bound to proceed with the subscription and allotment and issue of the new Shares under the Subscription Agreement and such agreement shall cease to be of any effect and save in respect of claims arising out of antecedent breach of the Subscription Agreement.

According to the requirements set out in the Listing Rules, if the Subscription is not completed within 14 days after the date of the Placing Agreement, the Subscription would constitute a connected transaction for the Company under the Listing Rules and shareholders' approval will be required for the Subscription and the relevant provisions of the Listing Rules in relation to connected transaction will apply. Further announcement will be made if this occurs.

3. EFFECT ON THE SHAREHOLDING FOLLOWING COMPLETION OF THE PLACING AND THE SUBSCRIPTION

The shareholdings in the Company before and after the Placing and Subscription are summarised as follows:

	As at the date of this announcement		Immediately after completion of the Placing but before the Subscription		Immediately after completion of the Placing and the Subscription	
	Number of Shares	*Approximate %*	*Number of Shares*	*Approximate %*	*Number of Shares*	*Approximate %*
Shareholder						
BEIL *(Note 1)*	182,614,763	17.59	82,614,763	7.96	182,614,763	16.04
Beijing Enterprises Group (BVI) Company Limited *(Note 1)*	411,250,000	39.60	411,250,000	39.60	411,250,000	36.13
Modern Orient Limited *(Note 2)*	100,050,000	9.64	100,050,000	9.64	100,050,000	8.79
Public Shareholders						
The placees	–	–	100,000,000	9.63	100,000,000	8.78
Other public Shareholders	344,475,237	33.17	344,475,237	33.17	344,475,237	30.26
Total	1,038,390,000	100.00	1,038,390,000	100.00	1,138,390,000	100.00

Note:

1. Beijing Enterprise Group (BVI) Company Limited directly owns 411,250,000 Shares, representing approximately 39.6% of the issued share capital of the Company, while its subsidiary, BEIL directly and indirectly owns an aggregate of 282,664,763, representing an approximately 27.23% of the issued share capital of the Company. Accordingly, Beijing Enterprise Group (BVI) Company Limited together with BEIL own an aggregate of 693,914,763 Shares, representing approximately 66.83% of the issued share capital of the Company.

2. Modern Orient Limited is a wholly-owned subsidiary of BEIL.

4. REASONS FOR THE PLACING AND THE SUBSCRIPTION AND USE OF PROCEEDS

The Group is principally engaged in public utilities, infrastructure projects, investment holding and investment management. The net proceeds from the Subscription are HK$3,636 million, of which HK$1,454 million will be used to fund the Group's natural gas business, HK$1,455 million will be used to fund the Group's expressway projects and HK$727 million will be used to fund the Group's water treatment-related project. The Directors consider that equity financing has merits over debt financing to fund its capital needs as the former could broaden the shareholder base of the Company without creating any interest cost on the Company.

When comparing the various equity financing methods, the Directors perceive that the Placing would enable the Company to raise funds in a more commercially expedient time-frame and would preserve shareholders' value due to the relatively small dilution effect on shareholdings. Moreover, the Directors consider that the Placing and the Subscription will strengthen the capital base of and the financial position of the Company. Hence, the Directors decided to conduct the Placing and the Subscription to raise fund. In view of the above, the Directors are of the view that the Placing is in the interests of the Company and its shareholders as a whole and the terms are fair and reasonable (including the timing of the Placing and the Placing Price). There is no fund raising activity of the Company in the past 12 months preceding the date of this announcement.

5. SUSPENSION AND RESUMPTION OF TRADING IN THE SHARES

At the request of the Company, trading in the Shares has been suspended with effect from 9:33 a.m. on 20 September 2007 pending the issue of this announcement. Application has been made by the Company for the resumption of trading in the Shares with effect from 9:30 a.m. on 21 September 2007.

6. DEFINITIONS

As used in this announcement, the following words and phrases shall have the following meanings:

"acting in concert"	has the meaning defined in the Takeovers Code
"associate"	has the meaning as defined in the Listing Rules
"BEIL"	Beijing Enterprises Investments Limited, a company incorporated in the British Virgin Islands with limited liability
"Board"	the board of directors of the Company
"Company"	Beijing Enterprises Holdings Limited, a company incorporated in Hong Kong with limited liability, the Shares of which are listed on the Main Board of the Stock Exchange
"connected persons"	has the meaning as defined in the Listing Rules
"Director(s)"	the director(s) of the Company
"General Mandate"	the general mandate granted to the Directors at the annual general meeting of the Company held on 21 June 2007
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Joint Placing Agents"	Goldman Sachs (Asia) Limited, Macquarie Securities Limited and Lehman Brothers Asia Limited
"Listing Committee"	has the meaning as defined in the Listing Rules
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange

"Placee(s)"	any individual(s), institutional or other professional investor(s) procured by the Joint Placing Agents to purchase for any of the Placing Shares pursuant to the Placing Agreement
"Placing"	any professional, institutional or other investor(s) selected and procured by or on behalf of the Joint Placing Agents to purchase any of the Placing Shares pursuant to the Placing Agreement
"Placing Agreement"	the placing agreement dated 20 September 2007 between the Company, BEIL and the Joint Placing Agents in respect of the Placing
"Placing Completion Date"	the date of completion of the Placing Agreement
"Placing Price"	HK$37.1 per Placing Share
"Placing Shares"	100,000,000 existing Shares available for the Placing
"PRC"	the People's Republic of China, which for the purpose of this announcement, excludes Hong Kong
"Share(s)"	ordinary share(s) of HK$0.1 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription"	the conditional subscription by BEIL of 100,000,000 new Shares pursuant to the Subscription Agreement
"Subscription Agreement"	the subscription agreement dated 20 September 2007 between BEIL and the Company in respect of the Subscription
"Subscription Price"	HK$37.1 per new Share

"Takeovers Code"	The Hong Kong Code on Takeovers and Mergers
"HK$"	Hong Kong dollar, the lawful currency of Hong Kong
"%"	per cent.

By order of the Board
Tam Chun Fai
Executive Director & Company Secretary

Hong Kong, 20 September 2007

The Directors as at the date of this announcement are as follows:

Executive Directors:

Yi Xi Qun, Zhang Hong Hai, Li Fu Cheng, Bai Jin Rong, Zhou Si, Liu Kai, Guo Pu Jin, E Meng, Lei Zhen Gang, Jiang Xin Hao, Tam Chun Fai

Independent Non-executive Directors:

Lau Hon Chuen, Ambrose, Lee Tung Hai, Leo, Wang Xian Zhang, Wu Jiesi, Robert A. Theleen

Beijing Enterprises Holdings Limited

Interim Report 2007

stock code 392

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

CORPORATE INFORMATION

GENERAL INFORMATION:

Registered Office

Room 4301, 43/F., Central Plaza,
18 Harbour Road,
Wanchai, Hong Kong
Tel: (852) 2915 2898
Fax: (852) 2857 5084

Website

http://www.behl.com.hk

Stock Code

392

Company Secretary

Mr. Tam Chun Fai *CPA CFA*

Share Registrars

Tengis Limited
26/F, Tesbury Centre,
28 Queen's Road East,
Hong Kong

DIRECTORS:

Executive Directors

Mr. Yi Xi Qun *(Chairman)*
Mr. Zhang Hong Hai *(Vice Chairman and Chief Executive Officer)*
Mr. Li Fu Cheng *(Vice Chairman)*
Mr. Bai Jin Rong *(Vice Chairman)*
Mr. Zhou Si *(Vice Chairman)*
Mr. Liu Kai *(Vice President)*
Mr. Guo Pu Jin
Mr. E Meng *(Vice President)*
Mr. Lei Zhen Gang
Mr. Jiang Xin Hao *(Vice President)*
Mr. Tam Chun Fai

Independent Non-executive Directors

Mr. Lau Hon Chuen, Ambrose
Dr. Lee Tung Hai, Leo
Mr. Wang Xian Zhang
Mr. Wu Jiesi
Mr. Robert A. Theleen

CONTENTS

CORPORATE INFORMATION

GENERAL INFORMATION:

Registered Office

Room 4301, 43/F., Central Plaza,
18 Harbour Road,
Wanchai, Hong Kong
Tel: (852) 2915 2898
Fax: (852) 2857 5084

Website

http://www.behl.com.hk

Stock Code

392

Company Secretary

Mr. Tam Chun Fai *CPA CFA*

Share Registrars

Tengis Limited
26/F, Tesbury Centre,
28 Queen's Road East,
Hong Kong

DIRECTORS:

Executive Directors

Mr. Yi Xi Qun *(Chairman)*
Mr. Zhang Hong Hai *(Vice Chairman and Chief Executive Officer)*
Mr. Li Fu Cheng *(Vice Chairman)*
Mr. Bai Jin Rong *(Vice Chairman)*
Mr. Zhou Si *(Vice Chairman)*
Mr. Liu Kai *(Vice President)*
Mr. Guo Pu Jin
Mr. E Meng *(Vice President)*
Mr. Lei Zhen Gang
Mr. Jiang Xin Hao *(Vice President)*
Mr. Tam Chun Fai

Independent Non-executive Directors

Mr. Lau Hon Chuen, Ambrose
Dr. Lee Tung Hai, Leo
Mr. Wang Xian Zhang
Mr. Wu Jiesi
Mr. Robert A. Theleen

CORPORATE INFORMATION

PROFESSIONALS:

Auditors

Ernst & Young

Legal Advisers

as to Hong Kong law:
Johnson Stokes & Master

as to PRC law:
Haiwen & Partners

as to US law:
Sullivan & Crommell

PRINCIPAL BANKERS:

In Hong Kong:

Bank of China (Hong Kong) Limited
Bank of Communications,
Hong Kong Branch
BNP Paribas, Hong Kong Branch
DBS Bank LTD.
Calyon, Hong Kong Branch
Mizuho Corporate Bank Ltd., Hong Kong Branch
Rabobank, Hong Kong Branch

In Mainland China:

Agricultural Bank of China
Bank of China
China Construction Bank
Guangdong Development Bank
The Industrial and Commercial Bank of China

ADR Depository Bank:

The Bank of New York

CORPORATE STRUCTURE

AS AT 18 SEPTEMBER 2007



Beijing Enterprises Group Company Limited
Other entities, most of which are under the control of the Beijing Municipal Government
72.72%
27.28%
Beijing Enterprises Investments Limited
Public Investor
39.61%
27.22%
33.17%
Beijing Enterprises Holdings Limited# Stock Code: 392
Public Utilities & Infrastructure
96% Capital Airport Expressway
55% Shenzhen Shiguan Road
100% BE Water Supplies
100% Beijing Gas Group
Consumer Products
80% Yanjing Brewery
54.1%
Yanjing Brewery Company γ Stock Code: 000729
49.96% Yanjing Huiquan* Stock Code: 600573
76.33% Yanjing Guilin Liquan
81.25% Yanjing Baotou
Varies Brewery operations in other cities in China
51% Shunxing Winery
Technology and other businesses
40.93% Beijing Development# Stock Code: 154
50.41%
Xteam Software π Stock Code: 8178
97.99% BE High-Tech
24.5%
Biosino Bio-Tech π Stock Code: 8247
75% Long Qing Xia Tourism

*	*Listed on The Shanghai Stock Exchange*
γ	*Listed on The Shenzhen Stock Exchange*
#	*Listed on The Main Board of The Stock Exchange of Hong Kong Limited (the "Stock Exchange")*
π	*Listed on The Growth Enterprise Market of the Stock Exchange*

SUMMARY

UNAUDITED INTERIM RESULTS AND DIVIDENDS

Financial Highlights (Unaudited)

	For the six months ended 30 June 2007 HK$'000	2006 HK$'000	Change %
Revenue	**3,939,991**	3,415,514	+15.4%
Gross profit	**1,339,358**	1,190,007	+12.6%
Profit from operating activities	**956,938**	186,955	+411.9%
Profit for the period	**843,241**	110,488	+663.2%
Profit attributable to shareholders of the Company	**637,688**	13,988	+4458.8%
Interim dividend	**HK10 cents**	HK10 cents	0%
Special dividend	**HK10 cents**	–	N/A
Earnings per share – Basic	**HK102 cents**	HK2 cents	+5000%

Revenue from continuing operations for the six months ended 30 June 2007


HK $billion
5
4
3
2
1
0
3.42
3.94
2006
2007

Profit attributable to shareholders of the Company for the six months ended 30 June 2007


HK $million
800
600
400
200
0
13.99
637.69
2006
2007

SUMMARY

Unaudited Interim Results

The Board of Directors (the "Board") of Beijing Enterprises Holdings Limited (the "Company") is pleased to announce the unaudited interim consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2007 and the unaudited condensed consolidated balance sheet of the Group as at 30 June 2007 with the comparative figures in 2006. The consolidated revenue of the Group from continuing operations was HK$3.94 billion for the first half of 2007, increased by 15.4% comparing to the corresponding period of last year. Profit attributable to shareholders of the Company was HK$638 million, marked a record high of the Company, representing an increase of more than forty times over the corresponding period of last year.

Stripping off the aggregate of the net exceptional gain of HK$143 million arising from the deemed disposal of interest in Beijing Development (Hong Kong) Limited ("Beijing Development") and share of gain on deemed disposal and sale of its holding shares of Xteam Software International Limited ("Xteam"), profit attributable to shareholders of the Company increased by 104.1% to HK$494 million which was mainly driven by strong profit growth of Beijing Yanjing Brewery Co., Ltd. ("Yanjing Brewery") and Beijing Capital Airport Expressway ("Airport Expressway").

Net profit before exceptional items contributed by each business segment during the period was as follows:

	Net profit before exceptional items for the six months ended 30 June	
	2007	2006
	Unaudited	Unaudited
	HK$'000	HK$'000
Infrastructure	**171,620**	127,700
Utilities	**75,300**	71,740
Consumer products	**90,700**	54,600
Retail and others	**156,630**	(11,860)
	494,250	242,180

Dividends

The Board has resolved to declare an interim cash dividend for the six months ended 30 June 2007 of HK10 cents (2006: HK10 cents) per share and a special cash dividend of HK10 cents per share (2006: Nil), both of which will be payable on Friday, 9 November 2007 to shareholders whose names appear on the Register of Members of the Company on Wednesday, 10 October 2007.

BUSINESS OVERVIEW AND OUTLOOK

MANAGEMENT DISCUSSION AND ANALYSIS

Scope of Consolidation

The Company has consolidated Beijing Gas Group Company Limited ("Beijing Gas") in the Group after the completion date of acquisition on 29 June 2007. Its financial position has already been included in the Group's unaudited condensed consolidated balance sheet as at 30 June 2007 and its results will be consolidated from the date thereafter. The profit after tax from Beijing Gas was approximately RMB505 million for the first half of 2007 and the sale of natural gas was more than 2 billion cubic metres for the period.

The Group's effective interest in Beijing Development has been diluted from 55.81% to 46.57% upon the issuance of new shares by Beijing Development in December 2006 as disclosed in the Company's 2006 financial statements. Beijing Development ceased to be a subsidiary and became an associate of the Group thereafter.

Business review

I. Infrastructure and Utilities

1. Toll Roads

Airport Expressway achieved record traffic volume of 26.63 million vehicles in the first half of the year, representing a growth of 9.5%. Revenue increased 16.1% to HK$248.5 million and attributable profit to the Group increased 34.8% to HK$160 million in the same period. Northern Extension of the Airport Expressway(機場北綫) has started operations since the last quarter of last year, its business results were not taken up by the Group because the commercial terms are subject to finalisation.

The traffic volume of Shenzhen Shiguan Road remained steady at 4.73 million vehicles in the first half of the year. Revenue also remained steady at approximately HK$40.3 million and profit attributable to the Group increased 29.2% to approximately HK$11.4 million.

2. Water Treatment Concession

The attributable profit of Beijing No. 9 water treatment concession to the Group was HK$75.3 million which is comparable with last period. The Group is actively pursuing investment opportunities in the water treatment sector and intends to raise the weighting of profit contribution from this sector in the Group.

BUSINESS OVERVIEW AND OUTLOOK

MANAGEMENT DISCUSSION AND ANALYSIS (continued)

Business review (continued)

II. Consumer Products

1. Beer operations

Yanjing Brewery achieved another record breaking sales volume in the first half of 2007, overall sales volume of beer operations managed by Yanjing Brewery increased 17% to 1.95 million tons. Revenue increased by approximately 23.6% to HK$3.31 billion due to product price increase and appreciation of Renminbi exchange rate. Profit attributable to the Group jumped 62.3% to approximately HK$88.5 million due to improved profit margin and turnaround situation of certain regional brewery operations in the PRC.

2. Winery operations

Both revenue and operating profit of Beijing Shun Xing Winery Co., Ltd. recovered healthily in the first half of the year due to strong demand for consumer products amid a buoyant stock and property market in the PRC.

III. Other Business

Longqingxia remained the only tourism site in the Group, revenue for the first half of the year was HK$30.4 million, attributable profit from operations to the Group was HK$0.2 million. The Company will look for opportunity to divest Longqingxia and completely withdraw from tourism sector.

Information technology business carried by Beijing Development and Xteam was operating under very competitive environment. Nevertheless, Beijing Development has officially launched the Smart Card program in Beijing and has issued more than 12.9 million cards up to now. Steady profit contribution is expected from the smart card business once the commercial terms are settled later on.

Riding on the very prosperous Hong Kong stock market in the first half of the year, Beijing Development, including Xteam, placed new shares respectively and generated gains on deemed disposals of interest for the Group. Also, Beijing Development disposed its holding shares of Xteam and recorded significant exceptional gain in its accounts. To sum up, the Group derived net exceptional gains of HK$143 million from the various deemed disposals of interest in Beijing Development and Xteam and the sales of Xteam's shares in the first half of the year.

BUSINESS OVERVIEW AND OUTLOOK

MANAGEMENT DISCUSSION AND ANALYSIS (continued)

Financial review

I. Analysis of Financial Results

1. Revenue

Revenue from continuing business increased by 15.4% to HK$3.94 billion mainly due to steady growth of beer business of Yanjing Brewery.

Revenue in the infrastructure segment comprising the two toll roads increased 15.1% to HK$289 million. Revenue of the consumer products segment increased 23.8% to HK$3.35 billion mainly driven by the strong growth of beer business in Guangxi, Inner Mongolia and Fujian.

Revenue contributions from other business segments were relatively insignificant to the Group.

2. Profit before tax

(a) Gross profit margin

Overall gross profit margin for the period under review was 34%, improved slightly comparing to corresponding period last year (excluding results of Beijing Development and its subsidiaries) mainly due to higher product prices of Yanjing Brewery as a result of higher growth in premium sector and price hike for certain mass market products. Toll roads remained the most profitable business due to their relatively fixed cost structure.

BUSINESS OVERVIEW AND OUTLOOK

MANAGEMENT DISCUSSION AND ANALYSIS (continued)

Financial review (continued)

I. *Analysis of Financial Results (continued)*

2. *Profit before tax (continued)*

(b) Share of results of associates

During the period under review, Beijing Development (including Xteam), an associate of the Group, captured the opportunities of the very prosperous stock market in Hong Kong and placed new shares and old shares of Xteam to fund their respective expansion programs. As the placing prices were significantly higher than the relevant net asset values, the Company was able to share significant net exceptional gains on deemed disposal of interest in Xteam in the first half of the year.

(c) Other income and gains, net

Other income increased by HK$243 million mainly due to write back of certain provisions of fixed assets and other receivables amounted to HK$98.4 million. Moreover, as a result of placing of Beijing Development's new shares during the period, the Company had recorded HK$61.4 million gain on deemed disposal of interest in Beijing Development.

(d) Income tax rate

Effective income tax rate declined significantly to approximately 12.5% due to the lower weighted average tax rate from Airport Expressway and Yanjing's beer operations. Also, the net exceptional gains derived in Hong Kong were capital in nature and were not subject to tax.

MANAGEMENT DISCUSSION AND ANALYSIS (continued)

Financial review (continued)

II. Financial Position of the Group

1. Capital and shareholders' equity

As at 30 June 2007, the Company had a total of 1,037,880,000 issued share capital and total shareholders' equity increased significantly by HK$13.11 billion, which was mainly due to the completion of the acquisition of the Beijing Gas. Minority interests amounted to HK$4.33 billion.

2. Borrowings

The Group's bank and other borrowings amounted to HK$4.54 billion as at 30 June 2007, which mainly comprised a five-year syndicated loan of the Company amounted to HK$2.1 billion and working capital loans of HK$2.44 billion carried by the Company's PRC subsidiaries. Approximately 46.2% of the bank and other borrowings of the Group were borrowed in Hong Kong dollars, 43.6% in Renminbi and the remaining in US dollars. The Group has a net debt (defined as total bank and other borrowings netting off cash) to equity ratio of 1.5% as at 30 June 2007.

3. Bank deposits

As at 30 June 2007, cash and bank deposits held by the Group amounted to HK$4.22 billion. At present, the Group has a strong net current assets of HK$59 million. The Group maintains sufficient banking facilities for its working capital requirement and its balance sheet position has plenty of room to gear up for significant investment opportunities arise.

4. Goodwill

The increase in balance of goodwill mainly represents the excess of the fair value of the consideration for acquisition of Beijing Gas over the net fair value of identifiable assets acquired and liabilities and contingent liabilities assumed of Beijing Gas at the date of completion of acquisition.

MANAGEMENT DISCUSSION AND ANALYSIS (continued)

Financial review (continued)

II. ***Financial Position of the Group (continued)***

5. Interests in jointly-controlled entities

This mainly represents Beijing Gas's 40% equity interests in Beijing Hua You Gas Company Limited (北京華油天然氣有限責任公司), which is engaged in the transmission of natural gas business.

6. Other payables and accruals

The significant increase was mainly due to consolidation of receipt in advance of gas fees of Beijing Gas, which amounted to HK$793 million, and HK$731 million payables related to capital expenditures of Beijing Gas.

III. ***Risk management***

The Group's major financial instruments include equity investments, borrowings, trade receivables, trade payables, other receivables, other payables and bank balances and cash. The management adopts and applies the following policies to manage and monitor financial risks:

1. Provision for diminution is made according to the Group's accounting policy or where a permanent impairment in value has taken place or there is evidence of reduction in recoverability of the cash flows;

2. Review market trends on interest rates and exchange rates movements, assess potential financial impact on the Group's operation and financial position. Effective hedging instruments can be used to level off dramatic market movements should a need arises, and;

3. The Group's cash and bank deposits should be placed with financial institutions with strong credit rating and good reputation.

BUSINESS OVERVIEW AND OUTLOOK

PROSPECTS

The core businesses, including toll roads and beer operations, performed strongly in the first half of the year and are expected to maintain their strong momentum in the second half of the year. Water treatment concession remained a significant cash contributor to the Group. The outlook for information technology business has become more promising in the foreseeable future.

On 29 June 2007, the Company has completed the acquisition of Beijing Gas, the largest integrated citywide natural gas distributor in the PRC with interests in midstream gas transportation business. The Company will start to consolidate the operating results of Beijing Gas in the second half year. Beijing Gas is expected to contribute a significant portion of the recurring profit of the Group in the future. Upon completion of the acquisition, the Group's asset base as well as recurring profit base have increased substantially. The Group's operating performance will be dominated by utilities and infrastructure business in the future.

EMPLOYEE INFORMATION

At 30 June 2007, the Group had 34,400 employees. The employees are remunerated based on their work performance, professional experiences and prevailing industry practices. The Group's employee remuneration policy and package are periodically reviewed by the management. Apart from pension funds, discretionary bonuses and share options are awarded to certain employees according to the assessment of individual performance.

APPRECIATION

On behalf of the Board, I would like to express my sincere thanks to all the Group's employees for their continuous support and dedicated services.

By order of the Board
Yi Xi Qun
Chairman

Hong Kong, 18 September 2007

INTERIM DIVIDEND AND SPECIAL DIVIDEND

INTERIM DIVIDEND AND SPECIAL DIVIDEND

The Board has resolved to declare an interim cash dividend for the six months ended 30 June 2007 of HK10 cents (2006: HK10 cents) per share and a special cash dividend of HK10 cents (2006: Nil) per share, both of which will be payable on Friday, 9 November 2007 to shareholders whose names appear on the Register of Members of the Company on Wednesday, 10 October 2007.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Friday, 5 October 2007 to Wednesday, 10 October 2007, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the interim cash dividend for the six months ended 30 June 2007 and the special cash dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrar, Tengis Limited at 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong for registration no later than 4:30 p.m., Thursday, 4 October 2007.

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30 June 2007

	Notes	For the six months ended 30 June 2007 Unaudited HK$'000	2006 Unaudited HK$'000
CONTINUING OPERATIONS:			
REVENUE	2	3,939,991	3,415,514
Cost of sales		(2,600,633)	(2,225,507)
Gross profit		1,339,358	1,190,007
Gain on deemed disposal of interest in a subsidiary		-	139,363
Other income and gains, net	3	371,176	128,088
Selling and distribution costs		(393,957)	(393,335)
Administrative expenses		(325,869)	(398,322)
Dilution loss on share reform of a subsidiary		-	(429,877)
Other operating expenses, net		(33,770)	(48,969)
PROFIT FROM OPERATING ACTIVITIES		956,938	186,955
Finance costs	4	(59,993)	(62,160)
Share of profits and losses of:			
Jointly-controlled entities		-	(922)
Associates		66,491	8,039
PROFIT BEFORE TAX	5	963,436	131,912
TAX	6	(120,195)	(90,000)
PROFIT FOR THE PERIOD FROM CONTINUING OPERATIONS		843,241	41,912
DISCONTINUED OPERATIONS:			
Profit for the period from discontinued operations	7	-	68,576
PROFIT FOR THE PERIOD		843,241	110,488

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30 June 2007

	Notes	For the six months ended 30 June 2007 Unaudited HK$'000	2006 Unaudited HK$'000
ATTRIBUTABLE TO:			
Shareholders of the Company:			
Continuing operations		637,688	(8,242)
Discontinued operations		–	22,230
		637,688	13,988
Minority interests		205,553	96,500
		843,241	110,488
DIVIDENDS	8		
Interim		103,839	62,250
Special		103,839	–
		207,678	62,250
EARNINGS/(LOSS) PER SHARE			
ATTRIBUTABLE TO SHAREHOLDERS OF THE COMPANY	9		
Basic			
– For profit for the period		HK$1.02	HK$0.02
– For profit/(loss) from continuing operations		HK$1.02	HK$(0.01)
Diluted			
– For profit for the period		HK$0.82	HK$0.02
– For profit/(loss) from continuing operations		HK$0.82	HK$(0.01)

CONDENSED CONSOLIDATED BALANCE SHEET

30 June 2007

	Note	30 June 2007 Unaudited HK$'000	31 December 2006 Audited HK$'000
ASSETS			
Non-current assets:			
Property, plant and equipment		15,953,448	7,681,882
Investment properties		274,961	272,904
Prepaid land premiums		805,309	302,757
Goodwill		6,970,417	44,177
Other intangible assets		1,443,649	1,450,584
Interests in jointly-controlled entities		2,982,528	1,921
Interests in associates		653,245	519,854
Prepayments, deposits and other receivables		26,924	130,008
Restricted cash and pledged deposits		6,674	2,200
Available-for-sale investments		379,462	352,914
Deferred tax assets		184,941	663
Total non-current assets		29,681,558	10,759,864
Current assets:			
Prepaid land premiums		18,831	8,086
Inventories		1,750,807	1,648,707
Amounts due from customers for contract work		432	–
Trade and bills receivables	10	1,311,433	458,313
Prepayments, deposits and other receivables		1,022,571	1,644,518
Financial assets at fair value through profit or loss		6,578	9,706
Taxes recoverable		10,783	27,258
Restricted cash and pledged deposits		78,071	59,305
Cash and cash equivalents		4,134,681	2,708,395
Total current assets		8,334,187	6,564,288
TOTAL ASSETS		38,015,745	17,324,152

CONDENSED CONSOLIDATED BALANCE SHEET

30 June 2007

	Notes	30 June 2007 Unaudited HK$'000	31 December 2006 Audited HK$'000
EQUITY AND LIABILITIES			
Equity attributable to shareholders of the Company:			
Issued capital	11	**103,788**	62,250
Reserves		**21,528,501**	8,683,955
Proposed dividend		**207,678**	124,500
		21,839,967	8,870,705
Minority interests		**4,331,854**	4,189,100
TOTAL EQUITY		**26,171,821**	13,059,805
Non-current liabilities:			
Bank and other borrowings		**3,284,398**	566,998
Convertible bonds		**–**	464
Defined benefits plans		**192,996**	–
Deferred income		**18,895**	–
Other long term liabilities		**36,680**	21,570
Deferred tax liabilities		**35,759**	20,512
Total non-current liabilities		**3,568,728**	609,544
Current liabilities:			
Trade and bills payables	12	**1,695,336**	733,615
Amounts due to customers for contract work		**15,378**	–
Other payables and accruals		**4,451,188**	1,036,140
Taxes payable		**856,000**	551,098
Bank and other borrowings		**1,257,294**	1,333,950
Total current liabilities		**8,275,196**	3,654,803
TOTAL LIABILITIES		**11,843,924**	4,264,347
TOTAL EQUITY AND LIABILITIES		**38,015,745**	17,324,152

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2007

	Attributable to shareholders of the Company											
	Issued capital Unaudited HK$'000	Share premium account Unaudited HK$'000	Capital reserve Unaudited HK$'000	Share option reserve Unaudited HK$'000	Property revaluation reserve Unaudited HK$'000	Exchange fluctuation reserve Unaudited HK$'000	PRC reserve funds Unaudited HK$'000	Retained profits Unaudited HK$'000	Proposed dividend Unaudited HK$'000	Total Unaudited HK$'000	Minority interests Unaudited HK$'000	Total equity Unaudited HK$'000
At 1 January 2007	62,250	4,839,497*	215,246*	21,279*	7,593*	417,183*	704,186*	2,478,971*	124,500	8,870,705	4,189,100	13,059,805
Income for the period recognised directly in equity												
– Exchange realignment	-	-	-	-	-	182,464	-	-	-	182,464	86,472	268,936
Profit for the period	-	-	-	-	-	-	-	637,688	-	637,688	205,553	843,241
Total income and expense for the period	-	-	-	-	-	182,464	-	637,688	-	820,152	292,025	1,112,177
Acquisition of minority interests	-	-	-	-	-	-	-	-	-	-	(13,170)	(13,170)
Deemed disposal of interest in an associate	-	-	4,705	-	(2,067)	-	(1,671)	-	-	967	-	967
Acquisition of interests in subsidiaries	-	-	-	-	-	-	-	-	-	-	9,432	9,432
Issue of shares	41,538	12,242,597	-	(15,763)	-	-	-	-	-	12,268,372	-	12,268,372
Issue of share options	-	-	-	4,271	-	-	-	-	-	4,271	-	4,271
Final 2006 dividend declared	-	-	-	-	-	-	-	-	(124,500)	(124,500)	-	(124,500)
Interim 2007 dividend	-	-	-	-	-	-	-	(103,839)	103,839	-	-	-
Interim 2007 special dividend	-	-	-	-	-	-	-	(103,839)	103,839	-	-	-
Dividends paid to minority shareholders	-	-	-	-	-	-	-	-	-	-	(145,533)	(145,533)
Transfer to reserves	-	-	7,459	-	-	-	54,886	(62,345)	-	-	-	-
At 30 June 2007	103,788	17,082,094*	227,410*	9,787*	5,526*	599,647*	757,401*	2,846,636*	207,678	21,839,967	4,331,854	26,171,821
At 1 January 2006	62,250	4,839,497	(84,734)	-	12,332	163,885	712,257	2,612,954	124,500	8,442,941	4,064,052	12,506,993
Expense for the period recognised directly in equity												
– Exchange realignment	-	-	-	-	-	(9)	-	-	-	(9)	(23)	(32)
Profit for the period	-	-	-	-	-	-	-	13,988	-	13,988	96,500	110,488
Total income and expense for the period	-	-	-	-	-	(9)	-	13,988	-	13,979	96,477	110,456
Capital contribution from minority interests	-	-	-	-	-	-	-	-	-	-	548,191	548,191
Deemed disposal of interests in subsidiaries	-	-	(27,673)	-	-	-	(71,142)	98,815	-	-	246,849	246,849
Partial disposal of interests in subsidiaries	-	-	(27)	-	-	(1,771)	(4,089)	5,887	-	-	13,848	13,848
Final 2005 dividend declared	-	-	-	-	-	-	-	-	(124,500)	(124,500)	-	(124,500)
Interim 2006 dividend	-	-	-	-	-	-	-	(62,250)	62,250	-	-	-
Dividends paid to minority shareholders	-	-	-	-	-	-	-	-	-	-	(164,080)	(164,080)
Transfer to reserves	-	-	386	-	-	-	51,378	(51,764)	-	-	-	-
At 30 June 2006	62,250	4,839,497	(112,048)	-	12,332	162,105	688,404	2,617,630	62,250	8,332,420	4,805,337	13,137,757

* These reserve accounts comprise the consolidated reserves of HK$21,528,501,000 and HK$8,683,955,000 in the consolidated balance sheet as at 30 June 2007 and 31 December 2006, respectively.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 June 2007

	For the six months ended 30 June	
	2007	2006
	Unaudited	Unaudited
	HK$'000	HK$'000
Net cash inflow from operating activities	**1,660,322**	1,243,143
Net cash outflow from investing activities	**(1,943,279)**	(446,278)
Net cash inflow/(outflow) from financing activities	**1,709,243**	(942,545)
Increase/(decrease) in cash and cash equivalents	**1,426,286**	(145,680)
Cash and cash equivalents at beginning of period	**2,706,682**	3,417,574
Cash and cash equivalents at end of period	**4,132,968**	3,271,894
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS		
Cash and cash equivalents	**3,867,020**	2,385,080
Non-pledged time deposits with original maturity of less than three months when acquired	**350,693**	40,118
Less: Pledged deposits	**(84,745)**	–
	4,132,968	2,425,198
Cash and bank balances attributable to a disposal group	–	846,696
	4,132,968	3,271,894

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PREPARATION

The unaudited condensed interim consolidated financial statements for the six months ended 30 June 2007 are prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting". The accounting policies and basis of preparation adopted in the preparation of these interim financial statements are the same as those used in the annual financial statements for the year ended 31 December 2006.

2. SEGMENT INFORMATION

The Group's operating businesses are structured and managed separately, according to the nature of their operations and the products and services they provide. Each of the Group's business segments represents a strategic business unit that offers products and services which are subject to risks and returns that are different from those of the other business segments. The following tables present revenue and results for the Group's business segments.

For the six months ended 30 June 2007

	Continuing operations					Discontinued operations				
	Brewery operation Unaudited HK$'000	Expressway and toll road operations Unaudited HK$'000	Water treatment operations Unaudited HK$'000	Corporate and others Unaudited HK$'000	Total Unaudited HK$'000	Retail operation Unaudited HK$'000	Others Unaudited HK$'000	Total Unaudited HK$'000	Eliminations Unaudited HK$'000	Consolidated Unaudited HK$'000
Segment revenue:										
Sales to external customers	3,308,576	288,810	267,968	74,637	3,939,991	-	-	-	-	3,939,991
Intersegment sales	-	-	-	-	-	-	-	-	-	-
Other income and gains, net	46,872	5,340	4,343	69,851	126,406	-	-	-	-	126,406
Total	3,355,448	294,150	272,311	144,488	4,066,397	-	-	-	-	4,066,397
Segment results	376,132	231,079	91,125	13,832	712,168	-	-	-		712,168
Unallocated income and gains, net					244,770			-		244,770
Profit from operating activities					956,938			-		956,938
Finance costs					(59,993)			-		(59,993)
Share of profits and losses of:										
Associates	(350)	-	-	66,841	66,491	-	-	-		66,491
Profit before tax					963,436			-		963,436
Tax					(120,195)			-		(120,195)
Profit for the period					843,241			-		843,241

2. **SEGMENT INFORMATION (continued)**

For the six months ended 30 June 2006

	Continuing operations					Discontinued operations				
	Brewery operation Unaudited HK$'000	Expressway and toll road operations Unaudited HK$'000	Water treatment operations Unaudited HK$'000	Corporate and others Unaudited HK$'000	Total Unaudited HK$'000	Retail operation Unaudited HK$'000	Others Unaudited HK$'000	Total Unaudited HK$'000	Eliminations Unaudited HK$'000	Consolidated Unaudited HK$'000
Segment revenue:										
Sales to external customers	2,676,009	250,978	248,208	240,319	3,415,514	2,769,178	175,047	2,944,225	-	6,359,739
Intersegment sales	-	-	-	226	226	-	-	-	(226)	-
Other income and gains, net	42,752	765	1,243	13,168	57,928	59,798	3,593	63,391	-	121,319
Total	2,718,761	251,743	249,451	253,713	3,473,668	2,828,976	178,640	3,007,616	(226)	6,481,058
Segment results	252,005	159,742	83,159	(54,232)	440,674	178,812	(70,324)	108,488		549,162
Unallocated income and gains, net					209,523			21,520		231,043
Unallocated expenses					(463,242)			-		(463,242)
Profit from operating activities					186,955			130,008		316,963
Finance costs					(62,160)			(10,850)		(73,010)
Share of profits and losses of:										
Jointly-controlled entities	-	-	-	(922)	(922)	(4,785)	(597)	(5,382)		(6,304)
Associates	(239)	-	-	8,278	8,039	(660)	-	(660)		7,379
Profit before tax					131,912			113,116		245,028
Tax					(90,000)			(44,540)		(134,540)
Profit for the period					41,912			68,576		110,488

3. OTHER INCOME AND GAINS, NET

	For the six months ended 30 June	
	2007	2006
	Unaudited	Unaudited
	HK$'000	HK$'000
Other income		
Bank interest income	21,765	39,757
Investment income	–	2,106
Corporate income tax and value-added tax refund	7,915	9,943
Others	232,479	104,992
	262,159	156,798
Gains, net		
Gain on partial disposal of interests in subsidiaries	–	39,850
Gain on deemed disposal of interest in an associate	61,368	–
Others	47,649	16,351
	109,017	56,201
	371,176	212,999
Attributable to:		
Continuing operations reported in the condensed consolidated income statement	371,176	128,088
Discontinued operations – *note 7*	–	84,911
	371,176	212,999

4. FINANCE COSTS

	For the six months ended 30 June 2007 Unaudited HK$'000	2006 Unaudited HK$'000
Interest on bank loans and other loans wholly repayable within five years	**50,778**	69,526
Interest on convertible bonds	**–**	1,270
Interest on other loans	**9,215**	2,214
	59,993	73,010
Attributable to:		
Continuing operations reported in the condensed consolidated income statement	**59,993**	62,160
Discontinued operations – *note 7*	**–**	10,850
	59,993	73,010

5. PROFIT BEFORE TAX

The Group's profit before tax (including those attributable to discontinued operations) is arrived at after charging/(crediting):

	For the six months ended 30 June 2007 Unaudited HK$'000	2006 Unaudited HK$'000
Depreciation	**295,246**	330,076
Amortisation of intangible assets	**55,369**	54,197
Reversal of impairment of property, plant and equipment	**(28,657)**	–
Reversal of impairment of other receivables	**(44,510)**	–

6. **TAX**

	For the six months ended 30 June	
	2007	2006
	Unaudited	Unaudited
	HK$'000	HK$'000
Current – PRC		
Hong Kong	–	150
Mainland China	105,252	131,986
Deferred	14,943	2,404
Total tax charge for the period	120,195	134,540
Attributable to:		
Continuing operations reported in the condensed consolidated income statement	120,195	90,000
Discontinued operations – *note 7*	–	44,540
	120,195	134,540

Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profits arising in Hong Kong during the period. The income tax provision in respect of operations in Mainland China is calculated at the applicable tax rates on the estimated assessable profits for the period based on existing legislation, interpretations and practices in respect thereof. In accordance with the relevant tax rules and regulations in Mainland China, certain of the Company's subsidiaries enjoy income tax exemptions and reductions.

7. **DISCONTINUED OPERATIONS**

The Group's discontinued operations in the period ended 30 June 2006 represented the retail and property construction and development operations operated by Beijing Wangfujing Department Store (Group) Co., Ltd.. Further details of the disposal are set out in notes 12 and 46(a) to the financial statements of the Company for the year ended 31 December 2006 as included in the Company's annual report for that year.

8. **DIVIDENDS**

On 18 September 2007, the Board declared an interim cash dividend of HK10 cents (2006: HK10 cents) per share and a special cash dividend of HK10 cents (2006: Nil) per share, totalling HK$207,678,000 (2006: HK$62,250,000).

9. EARNINGS/(LOSS) PER SHARE ATTRIBUTABLE TO SHAREHOLDERS OF THE COMPANY

The calculation of basic earnings per share amounts for the period is based on the unaudited profit attributable to shareholders of the Company for the period, and the weighted average number of 627,971,602 (2006: 622,500,000) ordinary shares in issue during the period.

The calculation of diluted earnings per share amounts for the period is based on the unaudited profit attributable to shareholders of the Company for the period, where applicable, adjusted to reflect the impact of the acquisition of Beijing Gas Group (BVI) Co., Ltd. ("Beijing Gas BVI"). Pursuant to the sale and purchase agreement related to the acquisition of Beijing Gas BVI (the "Beijing Gas Sale and Purchase Agreement") dated 10 April 2007, the Company agreed to issue 411,250,000 ordinary shares of the Company as part of the consideration. The acquisition was completed at 29 June 2007. These shares are potential ordinary shares and deemed to have been issued since the date of the Beijing Gas Sale and Purchase Agreement. The profit attributable to shareholders of the Company for the period, where applicable, is adjusted to reflect the effect of the profit of Beijing Gas BVI on the profit attributable to shareholders of the Company assuming the acquisition was completed on the date of the Beijing Gas Sale and Purchase Agreement. The weighted average number of ordinary shares was calculated assuming the shares were issued on the date of the Beijing Gas Sale and Purchase Agreement. The exercise or conversion of all outstanding convertible bonds of Beijing Yanjing Brewery Company Limited, an A shares subsidiary listed in the PRC of the Group, and the exercise of the outstanding share options of Beijing Development and Xteam did not have a material diluting effect or had an anti-dilutive effect on the Group's earnings per share for the period.

The calculation of the basic and diluted earnings/(loss) per share amounts is based on the following data:

	For the six months ended 30 June	
	2007	2006
	Unaudited	Unaudited
	HK$'000	HK$'000
Earnings/(loss):		
Profit/(loss) for the period attributable to shareholders of the Company, used in the basic earnings per share calculation		
From continuing operations	**637,688**	(8,242)
From discontinued operations – *note 7*	**–**	22,230
	637,688	13,988
Profit from Beijing Gas BVI attributable to shareholders of the Company assuming the acquisition completed on the date of the Beijing Gas Sale and Purchase Agreement	**31,200**	–
Profit for the period attributable to shareholders of the Company, used in the diluted earnings per share calculation	**668,888**	13,988

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9. EARNINGS/(LOSS) PER SHARE ATTRIBUTABLE TO SHAREHOLDERS OF THE COMPANY (continued)

	For the six months ended 30 June	
	2007	2006
	Unaudited	Unaudited
	HK$'000	HK$'000
Attributable to:		
Continued operations	**668,888**	(8,242)
Discontinued operations – *note 7*	**–**	22,230
	668,888	13,988
Number of ordinary shares:		
Weighted average number of ordinary shares in issue during the period used in the basic earnings/(loss) per share calculation	**627,971,602**	622,500,000
Effect of issue of shares for acquisition of Beijing Gas BVI assuming the shares issued on the date of the Beijing Gas Sale and Purchase Agreement	**181,767,956**	–
Effect of dilution of share options – weighted average number of ordinary shares	**5,072,044**	–
Weighted average number of ordinary shares used in the diluted earnings per share calculation	**814,811,602**	622,500,000

10. TRADE AND BILLS RECEIVABLES

The various group companies have different credit policies, depending on the requirements of their markets and the businesses which they operate. Aged analyses of trade and bills receivables are prepared and closely monitored in order to minimise any credit risk associated with receivables.

An aged analysis of the Group's trade and bills receivables as at the balance sheet date, based on the invoice date and net of impairment, is as follows:

	30 June 2007 Unaudited HK$'000	31 December 2006 Audited HK$'000
Within one year	1,168,904	439,738
One to two years	116,183	8,485
Two to three years	10,057	5,139
Over three years	16,289	4,951
	1,311,433	458,313

11. SHARE CAPITAL

	30 June 2007 Unaudited HK$'000	31 December 2006 Audited HK$'000
Authorised:		
2,000,000,000 ordinary shares of HK$0.1 each	200,000	200,000
Issued and fully paid:		
1,037,880,000 (2006: 622,500,000) ordinary shares of HK$0.1 each	103,788	62,250

Pursuant to the Beijing Gas Sale and Purchase Agreement, 411,250,000 ordinary shares of the Company were issued at HK$18.48 each to the vendor, Beijing Enterprises Group (BVI) Company Limited, as part of the consideration. The acquisition of Beijing Gas BVI was completed at 29 June 2007 and the fair value of the shares issued was HK$12,214,125,000, which was based on the market price of the shares of the Company (HK$29.70 per share) at that date.

In addition, during the six months ended 30 June 2007, 3,830,000 and 300,000 ordinary shares of the Company were allotted at HK$12.55 and HK$20.60 each, respectively, upon the exercise of the share options of the Company for a total cash consideration, before expenses, of HK$54,246,500.

12. **TRADE AND BILLS PAYABLES**

An aged analysis of the Group's trade and bills payables as at the balance sheet date, based on invoice date, is as follows:

	30 June 2007 Unaudited HK$'000	31 December 2006 Audited HK$'000
Within one year	1,668,098	709,773
One to two years	17,214	15,451
Two to three years	1,440	1,948
Over three years	8,584	6,443
	1,695,336	733,615

13. **ACQUISITION OF A SUBSIDIARY**

Pursuant to the Beijing Gas Sale and Purchase Agreement dated 10 April 2007, the Company agreed to acquire 100% interests in Beijing Gas BVI, a holding company of the entire equity interests in Beijing Gas. Beijing Gas principally engages in the business of supplying and sale of piped natural gas and related businesses in Beijing. The consideration for the acquisition was HK$11,600,000,000 and the acquisition was completed on 29 June 2007.

13. ACQUISITION OF A SUBSIDIARY (continued)

Except for property, plant and equipment with carrying amount of HK$8,094,388,000 immediately before the acquisition, the fair value of the identifiable assets and liabilities of the subsidiary acquired during the period as at the date of the completion acquisition has no significant difference from the carrying amounts and is listed as follows:

	Unaudited HK$'000
Net assets acquired:	
Property, plant and equipment	8,153,937
Other intangible assets	10,350
Goodwill	3,512
Interests in a jointly-controlled entity	2,953,334
Prepaid land premiums	428,289
Restricted cash and pledged deposits	31,262
Deferred tax assets	184,260
Inventories	34,436
Amounts due from customers for contract work	432
Trade and bills receivables	641,589
Prepayments, deposits and other receivables	71,960
Cash and cash equivalents	502,443
Trade and bills payables	(733,144)
Amounts due to customers for contract work	(15,378)
Other payables and accruals	(1,877,944)
Taxes payable	(131,849)
Bank and other borrowings	(672,891)
Defined benefit plans	(192,996)
Deferred income	(18,895)
Other long term liabilities	(3,279)
Minority interests	(9,432)
	9,359,996
Goodwill arising on acquisition	6,908,594
	16,268,590
Satisfied by :	
Cash consideration paid or payable	3,001,594
Issue of new shares – *note 11*	12,214,125
Cost associated with the acquisition	99,853
Offset of current accounts*	998,506
Fair value adjustment of cash consideration	(45,488)
	16,268,590

Profit contributed by Beijing Gas BVI and its subsidiary, Beijing Gas, was immaterial to the Group since the completion of acquisition. Had the above acquisition taken place at the beginning of the period, the Group's profit for the period would have been HK$1,355,619,000 and the Group's revenue (comprising turnover, other income and gains, net) would have been HK$7,972,812,000.

* The amount is satisfied by offsetting the Group's current accounts with its fellow subsidiaries and group companies of Beijing Enterprises Group Limited.

14. CONTINGENT LIABILITIES

	30 June 2007 Unaudited HK$'000	31 December 2006 Audited HK$'000
Guarantees given for banking facilities granted to a company which has been deconsolidated	205,339	200,000
Guarantee given for banking facilities granted to a related company	154,004	150,000
Guarantee given in respect of a specific performance of an infrastructure project to be undertaken by a jointly-controlled entity	68,799	68,456
	428,142	418,456

15. CAPITAL COMMITMENTS

The Group had the following capital commitments at the balance sheet date:

	30 June 2007 Unaudited HK$'000	31 December 2006 Audited HK$'000
Buildings:		
Contracted, but not provided for	61,975	139,836
Authorised, but not contracted for	11,787	–
	73,762	139,836
Plant and machinery:		
Contracted, but not provided for	70,186	73,303
Authorised, but not contracted for	30,801	–
	100,987	73,303
Gas pipelines:		
Contracted, but not provided for	236,124	–
Capital contribution to a jointly-controlled entity		
Authorised, but not contracted for	568,275	–
Total capital commitments	979,148	213,139

15. CAPITAL COMMITMENTS (continued)

In addition, the Group's share of a jointly-controlled entity's own capital commitments, which are not included in the above, is as follows:

	30 June 2007 Unaudited HK$'000	31 December 2006 Audited HK$'000
Contracted, but not provided for	163,458	–

16. EVENTS AFTER THE BALANCE SHEET DATE

On 2 August 2007, Beijing Anling Water Technology Company Limited ("BAWT"), a jointly-controlled entity of the Group, entered into a franchise agreement with 北京市水務局(Beijing Water Bureau), pursuant to which BAWT will be granted a franchise right in the finance, investment, design, construction, management and operation of the Plant A of Beijing No. 10 Water Treatment Plant for a period of 23 years commencing from the effective day of the franchise agreement.

On 16 August 2007, Beijing Enterprises Treasury Company Limited ("BJ Treasury"), a subsidiary of the Group, entered into a share transfer agreement with Ever Sincere Investment Limited ("Ever Sincere"), pursuant to which BJ Treasury has conditionally agreed to sell its 51% equity interest in Beijing Enterprises Ever Source Limited ("BEES"), to Ever Sincere at an aggregate consideration of HK$157,498,141 to be settled in cash. Upon completion of the transaction under the agreement, the Group will no longer hold any equity interest in BEES.

17. RELATED PARTY TRANSACTIONS

			For the six months ended 30 June	
			2007	2006
			Unaudited	Unaudited
Name of related party	Nature of transaction	*Notes*	HK$'000	HK$'000
Fellow subsidiary:				
Beijing Holdings Limited	Rental income	*(a)*	282	333
Joint venture partners of subsidiaries and their associates:				
Beijing Yanjing Beer Group Company ("Yanjing Beer Group") and its associates	Purchase of bottle labels	*(b)*	39,133	33,474
	Purchase of bottle caps	*(b)*	34,370	29,838
	Import of raw materials	*(c)*	56,637	227,145
	Sales of beer	*(d)*	4,182	2,114
	Canning service fees paid	*(e)*	11,780	10,029
	Comprehensive support service fees paid	*(f)*	7,883	7,474
	Land rent expenses	*(g)*	938	889
	Trademark licensing fees paid	*(h)*	15,090	11,570
	Less: Refund for advertising subsidies	*(h)*	(2,433)	(1,947)
China Major Holdings Limited	Acquisition of 49% equity interests in 北京永源熱泵有限責任公司 (Beijing Ever Source Hot Pumps Co., Ltd.) ("BEHP")	(i)	–	14,423
Jason New Resources Holdings Limited	Sale of 36.78% equity interests in BEES	(j)	–	99,292
Other-related party:				
China Communications Construction Company Limited and its associates	Construction costs, maintenance service costs and dismantling costs for an expressway	*(k)*	5,682	–

In the opinion of the directors, the above transactions were entered into by the Group in the normal course of its business.

17. RELATED PARTY TRANSACTIONS (continued)

Notes:

(a) The rentals were determined by reference to the prevailing open market rentals at the time when the lease agreements were entered into.

(b) The purchase prices for bottle labels and bottle caps were determined by reference to the agreed prices for the preceding year and an annual adjustment determined by reference to the price index in Beijing for the preceding year.

(c) The import of certain raw materials for the Group's brewery operations were procured by Yanjing Beer Group from overseas suppliers on behalf of Yanjing Brewery and its subsidiaries as the Group's brewery operations do not have the licence to import commodities from overseas suppliers. The purchase prices for the raw materials were charged at rates equal to the costs incurred by Yanjing Beer Group.

(d) The selling prices of the beer were determined by reference to the then prevailing market rates.

(e) The canning service fees were charged at a rate equal to the costs of the canning services incurred by Yanjing Beer Group plus a mutually agreed profit margin.

(f) The comprehensive support service fees paid included the following:

- fee for security and canteen services which was determined based on the annual cost of labour, depreciation and maintenance for the preceding year and an annual adjustment by reference to the price index in Beijing; and

- rental expenses, related to the premises occupied and used by Yanjing Brewery as its office, canteen and staff dormitories, were determined by reference to the prevailing market rentals at the time when the relevant agreements were entered into.

(g) The land rent expenses were charged at a mutually agreed amount of RMB1,849,000 per annum.

(h) The trademark licensing fees paid were for the use of "Yanjing" trademark and were determined based on 1% of the annual sales of beer and mineral water products made by Yanjing Brewery and RMB0.008 per bottle of beer sold by the subsidiaries of Yanjing Brewery. Yanjing Beer Group would refund 20% of the trademark licensing fees received from Yanjing Brewery to be used by Yanjing Brewery to develop and promote the "Yanjing" trademark.

(i) The equity interests in BEHP were acquired at a mutually agreed amount of RMB15,000,000.

(j) The equity interests in BEES were disposed of at a mutually agreed amount of HK$99,291,942.

(k) The construction costs, maintenance service costs and dismantling costs for an expressway were determined by reference to the then prevailing market rates.

17. RELATED PARTY TRANSACTIONS (continued)

Compensation of key management personnel of the Group

	For the six months ended 30 June	
	2007	2006
	Unaudited	Unaudited
	HK$'000	HK$'000
Short term employee benefits	5,907	4,165
Post-employment benefits	6	211
Termination benefits	-	-
Share-based payments	-	-
Total compensation paid to key management personnel	5,913	4,376

18. COMPARATIVE AMOUNTS

Certain comparative amounts have been reclassified, where appropriate, in order to conform to the current period's presentation.

DISCLOSEABLE INFORMATION

DIRECTORS

The directors of the Company during the period were:

Executive directors:

Mr. Yi Xi Qun *(Chairman)*	
Mr. Zhang Hong Hai *(Vice Chairman and Chief Executive Officer)*	
Mr. Li Fu Cheng *(Vice Chairman)*	
Mr. Bai Jin Rong *(Vice Chairman)*	
Mr. Zhou Si *(Vice Chairman)*	
Mr. Liu Kai *(Vice President)*	
Mr. Zheng Wan He	(resigned on 5 January 2007)
Mr. Guo Pu Jin	
Mr. E Meng *(Vice President)*	
Mr. Zhao Chang Shan	(resigned on 29 May 2007)
Mr. Lei Zhen Gang	
Mr. Jiang Xin Hao *(Vice President)*	(appointed on 29 May 2007)
Mr. Tam Chun Fai	(appointed on 29 May 2007)

Independent non-executive directors:

Mr. Lau Hon Chuen, Ambrose
Dr. Lee Tung Hai, Leo
Mr. Wang Xian Zhang
Mr. Wu Jiesi
Mr. Robert A. Theleen

DIRECTORS' SERVICE CONTRACTS

Mr. Yi Xi Qun has a service contract with the Company for a term of five years commencing on 1 June 2003 with an unexpired period of approximately 11 months as at 30 June 2007. This service contract, which was entered into before 1 February 2004, is exempt from the shareholders' approval requirement under Rule 13.68 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") which has taken effect since 1 February 2004.

Each of Messrs. Zhang Hong Hai, Liu Kai and E Meng has a service contract with the Company for a term of three years commencing on 3 December 2006, 16 January 2007 and 17 June 2005, respectively, with respective unexpired periods of approximately 29 months, 30 months and 12 months as at 30 June 2007.

As of 30 June 2007, no director had a service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

DISCLOSEABLE INFORMATION

DIRECTORS' INTERESTS IN CONTRACTS

No director had a material interest, either directly or indirectly, in any contract of significance to the business of the Group to which the Company, or any of its holding companies, subsidiaries and fellow subsidiaries was a party during the period.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

At 30 June 2007, the interests and short positions of the directors and chief executive in the share capital and underlying shares of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers of the Listing Rules (the "Model Code"), were as follows:

(a) Long positions in ordinary shares of the Company

Name of directors	Number of ordinary shares held	Percentage of the Company's issued share capital
Mr. Yi Xi Qun	100,000#	0.0096%
Mr. E Meng	60,000#	0.0058%
Mr. Jiang Xin Hao	10,000#	0.0010%
Mr. Tam Chun Fai	10,000#	0.0010%

All interests are directly beneficially owned by the directors.

(b) Long positions in underlying shares of the Company

The interests of the directors and chief executive in the share options of the Company are separately disclosed in the section "Share option schemes" below.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES (continued)

(c) Long positions in ordinary shares of associated corporations

Name of directors	Name of associated corporations	Number of ordinary shares held	Percentage of associated corporations' issued share capital
Mr. Zhang Hong Hai	Beijing Development@	600,000#	0.09%
Mr. Li Fu Cheng	Beijing Yanjing Brewery Company Limited@	38,898#	0.0035%
Mr. E Meng	Beijing Development@	601,000#	0.09%

@ All interests in the associated corporations are indirectly held by the Company

All interests are directly beneficially owned by the director

(d) Long positions in underlying shares of an associated corporation

Name of director	Name of associated corporation	Number of options
Mr. Zhang Hong Hai	Beijing Development@	3,400,000#

@ All interests in the associated corporations are indirectly held by the Company

These share options were granted on 27 June 2006 at an exercise price of HK$1.00* per share. The share options are exercisable at any time commencing on 27 June 2006 and, if not otherwise exercised, will lapse on 16 June 2011.

* The exercise price of the share options is subject to adjustment in the case of rights or bonus issues or other similar changes in the share capital of Beijing Development.

Save as disclosed above, as at 30 June 2007, none of the directors or chief executive had registered an interest or a short position in the shares, underlying shares or debentures of the Company or any of its associated corporations that was required to be recorded pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

DISCLOSEABLE INFORMATION

SHARE OPTION SCHEMES

The Company

The Company operates a share option scheme (the "Scheme") which became effective on 17 October 2005 and, unless otherwise cancelled or amended, will remain in force for 10 years from that date. The purpose of the Scheme is to attract and retain the best quality personnel of the Group for the development of the Group's operations; to provide additional incentives to employees, officers and directors of the Group; and to promote the long term financial success of the Company by aligning the interests of option holders to those of shareholders. The directors of the Company may, at their discretion, invite employees (including executive directors) and non-executive directors of the Company and any of its subsidiaries, to take up options to subscribe for ordinary shares of the Company at HK$1 per grant of options.

The maximum number of unexercised share options currently permitted to be granted under the Scheme is an amount equivalent, upon their exercise, to 30% of the total number of ordinary shares of the Company in issue at any time. The total number of ordinary shares of the Company issued and to be issued upon exercise of options (whether exercised or outstanding) in any 12-month period granted to any one person must not exceed 1% of the total number of ordinary shares of the Company in issue.

An option granted under the Scheme is personal to the grantee and shall not be assignable or transferable.

The period during which an option granted under the Scheme may be exercised will be determined by the directors at their discretion, save that no option may be exercised later than 10 years after the grant date. No option may be granted more than 10 years after the date of approval of the Scheme.

The exercise price of the share options is determinable by the directors, but may not be less than the highest of (i) the closing price of the Company's ordinary shares on the Stock Exchange on the date of grant, which must be a trading day; (ii) the average closing price of the Company's ordinary shares on the Stock Exchange on the five trading days immediately preceding the date of grant of the option; and (iii) the nominal value of an ordinary share of the Company.

SHARE OPTION SCHEMES (continued)

The Company (continued)

The following set out the movements in the share options granted under the Scheme during the period ended 30 June 2007:

Name or category of participant	Notes	Number of share options: At 1 January 2007	Granted during the period	Exercised during the period	At 30 June 2007
Directors:					
Mr. Yi Xi Qun	*(a)*	650,000	–	(400,000)	250,000
Mr. Zhang Hong Hai	*(a)*	450,000	–	(450,000)	–
Mr. Li Fu Cheng	*(a)*	450,000	–	(450,000)	–
Mr. Bai Jin Rong	*(a)*	450,000	–	(160,000)	290,000
Mr. Zhou Si	*(a)*	300,000	–	–	300,000
Mr. Liu Kai	*(a)*	300,000	–	(240,000)	60,000
Mr. Guo Pu Jin	*(a)*	300,000	–	(240,000)	60,000
Mr. E Meng	*(a)*	300,000	–	(300,000)	–
Mr. Zhao Chang Shan (resigned on 5 January 2007)	*(a)*	300,000	–	(300,000)	–
Mr. Lei Zhen Gang	*(a)*	300,000	–	–	300,000
Mr. Jiang Xin Hao (appointed on 29 May 2007)	*(a)*	300,000	–	(100,000)	200,000
Mr. Tam Chun Fai (appointed on 29 May 2007)	*(a)*	300,000	–	(270,000)	30,000
		4,400,000	–	(2,910,000)	1,490,000
Other employees:					
In aggregate	*(a)*	1,500,000	–	(920,000)	580,000
	(b)	–	300,000	(300,000)	–
		1,500,000	300,000	(1,220,000)	580,000
		5,900,000	300,000	(4,130,000)	2,070,000

Notes:

(a) The options were granted on 19 July 2006 at an exercise price of HK$12.55 per share of the Company. The cash consideration paid by each grantee for the options was HK$1.00 per grant of options. The options are exercisable at any time six months after date of grant. All the options, if not otherwise exercised, will lapse on 18 July 2011.

DISCLOSEABLE INFORMATION

SHARE OPTION SCHEMES (continued)

The Company (continued)

Note: (continued)

(b) The options were granted on 2 May 2007 at an exercise price of HK$20.60 per share of the Company. The cash consideration paid by a grantee for the options was HK$1.00 per grant of options. The options are exercisable during the period from 2 May 2007 to 1 May 2012. All the options has been exercised during the period.

4,130,000 share options were exercised during the six months ended 30 June 2007. The weighted average closing price of the shares of the Company immediately before the dates on which the share options were exercised was HK$23.65 per share of the Company.

At 30 June 2007, the Company had 2,070,000 share options outstanding under the Scheme, which represented approximately 0.2% of the shares of the Company in issue at that date. The exercise in full of the remaining share options would, under the present capital structure of the Company, result in the issue of 2,070,000 additional ordinary shares of the Company and additional share capital of HK$207,000 and share premium of HK$25,771,500 (before any issue expenses).

No share options were lapsed or cancelled during the six months ended 30 June 2007.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR CONVERTIBLE BONDS

Apart from the foregoing and save as disclosed under the heading "Directors' and chief executive's interests and short positions in shares and underlying shares" and "Share option schemes", at no time during the period were rights to acquire benefits by means of the acquisition of shares in or debentures of the Company granted to any director or their respective spouse or minor children, or were any such rights exercised by them; or was the Company, or any of its holding companies, subsidiaries and fellow subsidiaries a party to any arrangement to enable the directors to acquire such rights in any other body corporate.

DISCLOSEABLE INFORMATION

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

At 30 June 2007, the following interests and short positions of 5% or more of the issued share capital of the Company were recorded in the register of interests required to be kept by the Company pursuant to Section 336 of the SFO:

Long positions:

	Number of ordinary shares held, capacity and nature of interest			Percentage of the Company's issued share capital
Name	Directly beneficially owned	Others	Total	
Modern Orient Limited	100,050,000	–	100,050,000	9.64%
Beijing Enterprises Investments Limited ("BEIL")	223,950,000	100,050,000[(a)]	324,000,000	31.22%
Beijing Enterprises Group (BVI) Company Limited	411,250,000	324,000,000[(b)]	735,250,000	70.84%
Beijing Enterprises Group Company Limited	–	735,250,000[(c)]	735,250,000	70.84%
Deutsche Bank Aktiengesellschaft	67,748,869	100,712,765[(d)]	168,461,634	16.23%
Merrill Lynch & Co., Inc.	–	52,485,469[(e)]	52,485,469	5.06%

Notes:

(a) The interest disclosed includes the shares owned by Modern Orient Limited. Modern Orient Limited is held directly as to 100% by BEIL. Accordingly, BEIL is deemed to be interested in the shares owned by Modern Orient Limited.

(b) The interest disclosed includes the shares owned by BEIL and Modern Orient Limited. BEIL, the holding company of Modern Orient Limited, is held indirectly as to 72.72% by Beijing Enterprises Group (BVI) Company Limited. Accordingly, Beijing Enterprises Group (BVI) Company Limited is deemed to be interested in the shares owned by BEIL and Modern Orient Limited.

(c) The interest disclosed includes the shares held by Beijing Enterprises Group (BVI) Company Limited as detailed in note (b), Beijing Enterprises Group (BVI) Company Limited is held directly as to 100% by Beijing Enterprises Group Company Limited. Accordingly, Beijing Enterprises Group Company Limited is deemed to be interested in the shares held by Beijing Enterprises Group (BVI) Company Limited.

(d) The interest disclosed includes 3,653,000 shares held as an investment manager, 32,059,765 shares held as a person having a security interest in the shares and 65,000,000 shares held as a trustee.

(e) The interest disclosed includes 52,485,469 shares held by corporations controlled by Merrill Lynch & Co., Inc..

DISCLOSEABLE INFORMATION

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES (continued)

Short positions:

Name	Number of ordinary shares held, capacity and nature of interest			Percentage of the Company's issued share capital
	Directly Beneficially owned	Others	Total	
BEIL	65,000,000	–	65,000,000	6.26%
Beijing Enterprises Group (BVI) Company Limited	–	65,000,000[(a)]	65,000,000	6.26%
Beijing Enterprises Group Company Limited	–	65,000,000[(b)]	65,000,000	6.26%
Deutsche Bank Aktiengesellschaft	6,812,000	24,594,000[(c)]	31,406,000	3.03%

Notes:

(a) The interest disclosed includes the shares owned by BEIL. Beijing Enterprises Group (BVI) Company Limited, the holding company of BEIL, is deemed to be interested in the shares owned by BEIL.

(b) The interest disclosed includes the shares held by Beijing Enterprises Group (BVI) Company Limited as detailed in note (a). Beijing Enterprises Group (BVI) Limited is held directly as to 100% by Beijing Enterprises Group Company Limited. Accordingly, Beijing Enterprises Group Company Limited is deemed to be interested in the shares held by Beijing Enterprises Group (BVI) Company Limited.

(c) Person having a security interest in the shares.

Save as disclosed above, as at 30 June 2007, no person, other than the directors of the Company, whose interests are set out in the section "Directors' and chief executive's interests and short positions in shares and underlying shares" above, had registered an interest or short position in the shares or underlying shares of the Company that was required to be recorded pursuant to Section 336 of the SFO.

DISCLOSEABLE INFORMATION

CONNECTED TRANSACTIONS AND CONTINUING CONNECTED TRANSACTIONS

Connected transactions and continuing connected transactions undertaken by the Group during the period are set out in note 17 under the section of "Notes to Condensed Consolidated Financial Statements".

The independent non-executive directors of the Company have reviewed and confirmed that the continuing connected transactions undertaken by the Group were entered into (i) in the ordinary and usual course of business of the Group; (ii) either on normal commercial terms or on terms no less favourable to the Group than terms available to or from independent third parties; (iii) in accordance with the relevant agreements governing the transactions on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole; and (iv) within the prescribed limits as set out in the waiver letters in respect of connected transactions granted by the Stock Exchange to the Company.

SUFFICIENCY OF PUBLIC FLOAT

Based on information that is publicly available to the Company and within the knowledge of the directors, at least 25% of the Company's total issued share capital was held by the public as at the date of this report.

PURCHASE, REDEMPTION OR SALE OF LISTED SECURITIES OF THE COMPANY

The Company has not redeemed any of its shares during the period. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the period.

CORPORATE GOVERNANCE

The Company is committed to ensuring high standard of corporate governance and transparency as the Directors believe it would increase efficiencies in the overall operations of the Group such that the Group could become more competitive in markets, enhancing shareholders' value in consequence. During the period under review, the Group has adopted various corporate governance practices to ensure an effective internal control system and the proper delegation of authority.

AUDIT COMMITTEE

The Audit Committee comprises three independent non-executive directors, namely, Dr. Lee Tung Hai, Leo (Chairman of Audit Committee), Mr. Wang Xian Zhang and Mr. Wu Jiesi. The main duties of the committee include reviewing and providing supervision over the Company's financial reporting process and internal controls. The Audit Committee of the Company has already reviewed the unaudited interim results for the six months ended 30 June 2007 and considers that appropriate accounting policies have been adopted in the preparation of relevant results and sufficient disclosures have been made.

REMUNERATION COMMITTEE

The Company established its remuneration committee (the "Remuneration Committee") in 2005 with a majority of members being independent non-executive directors. The existing Remuneration Committee comprises an executive director and vice president of the Company, Mr. Liu Kai, and two independent non-executive directors, namely, Dr. Lee Tung Hai, Leo and Mr. Wu Jiesi (Chairman of the Remuneration Committee).

The principal responsibilities of the Remuneration Committee include making recommendations to the Board on the Company's policy and structure in relation to the remuneration of Directors and senior management and reviewing the specific remuneration packages of all executive directors and senior management by reference to corporate goals and objectives resolved by the Board from time to time.

CORPORATE GOVERNANCE AND COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company is committed to building and maintaining high standards of corporate governance practices. Save the deviation as disclosed below, the Company has complied with the code provisions (the "Code Provisions") contained in Appendix 14 "Code on Corporate Governance Practices" of the Listing Rules throughout the six months ended 30 June 2007.

The non-executive directors (all are independent non-executive directors) of the Company are not appointed with specific terms, which deviates from the requirement of Code Provision A.4.1. However, in view of the fact that the non-executive directors are subject to retirement by rotation in accordance with the Company's Articles of Association, the Company considers that there are sufficient measures to ensure that the corporate governance standard of the Company is not less exacting than that of the Code Provisions.

COMPLIANCE OF THE MODEL CODE FOR DIRECTORS' SHARE DEALING

All Directors have confirmed, following specific enquiry by the Company, that they complied with the required standards set out in the Model Code for Directors' Share Dealing as set out in Appendix 10 of the Listing Rules throughout the review period.

PUBLICATION OF THE INTERIM RESULTS AND INTERIM REPORT

This results announcement is published on the Stock Exchange website *(www.hkex.com.hk)* and the Company's website *(www.behl.com.hk)*. The 2007 interim report will be dispatched to shareholders in late September 2007 and will be available at the Stock Exchange's website and the Company's website accordingly.

刊登中期業績及中期報告

本業績公佈已刊載於聯交所之網站(*www.hkex.com.hk*)及本公司網站(*www.behl.com.hk*)。二零零七年中期報告將於二零零七年九月下旬寄發予各股東，並於適當時候在聯交所及本公司之網站刊載。

公司管治

本公司致力確保高水平之公司管治及透明度，董事相信這將促進本集團整體營運之效率，並使本集團更具市場競爭力，藉以提高股東之投資價值。於回顧期內，本集團已採納一系列公司管治措施，藉以確保有效之內部監控制度及適當地授權。

審核委員會

本公司審核委員會由三位獨立非執行董事李東海博士（審核委員會主席）、王憲章先生及武捷思先生組成，主要責任包括審查及監察本公司之財政匯報程序及內部運作監控。本公司的審核委員會已審閱截至二零零七年六月三十日止六個月的未經審核中期業績，認為編製有關業績已採用適合的會計政策，並已作出足夠的披露。

薪酬委員會

本公司已於二零零五年成立其薪酬委員會（「薪酬委員會」），其大多數成員為獨立非執行董事。現時之薪酬委員會由本公司執行董事兼副總裁劉凱先生及兩名獨立非執行董事李東海博士及武捷思先生（薪酬委員會主席）組成。

薪酬委員會之主要職責包括就本公司有關董事及高級管理人員薪酬之政策及架構向董事會提供建議，並參照董事會不時議決之企業目標及宗旨審閱所有執行董事及高級管理人員之特別酬金組合。

企業管治及遵守企業管治常規守則

本公司致力於建立及維持高標準之企業管治。除以下披露的偏離情況外，本公司於截至二零零七年六月三十日止六個月期間一直遵守上市規則附錄十四「企業管治常規守則」所載的守則條文（「守則條文」）。

本公司之非執行董事（均為獨立非執行董事）並無特定任期，因此偏離守則條文第A.4.1條的規定。然而，鑒於彼等須按本公司的組織章程細則輪值告退，本公司認為已有足夠措施確保本公司的企業管治不會低於守則條文。

遵守董事進行股份交易的標準守則

董事在回應本公司作出的特定查詢時確認，彼等於回顧期間內一直遵守載於上市規則附錄十之董事進行股份交易的標準守則所列的指定標準。

須予披露之資料

關連交易及持續關連交易

本集團於期內進行之關連交易及持續關連交易已載於「簡明綜合財務報表附註」一節附註17。

本公司之獨立非執行董事已審閱並確認本集團所進行之該等持續關連交易乃(i)於本集團之日常業務中；(ii)按一般商業條款，或按不遜於本集團提供予獨立第三方或獨立第三方提供予本集團之條款；(iii)根據監管該等交易之相關協議，按對本公司股東整體利益而言乃屬公平合理之條款；及(iv)在聯交所就關連交易向本公司授出之豁免函件所載之規限範圍內訂立。

具備足夠流通量

本公司根據公眾資料得知，及就董事所知，於本報告日期，本公司已發行總股本至少25%由公眾持有。

購買、贖回或出售本公司的上市證券

本公司於期內概無贖回任何其股份。本公司或其任何附屬公司於期內概無購買或出售任何本公司之股份。

主要股東及其他人士於股份及相關股份之權益及淡倉（續）

淡倉：

	持有之普通股數目、地位及權益性質			佔本公司已發行股本百分比
名稱	直接受益擁有	其他	合計	
北企投資	65,000,000	–	65,000,000	6.26%
北京控股集團(BVI)有限公司	–	65,000,000[(a)]	65,000,000	6.26%
北京控股集團有限公司	–	65,000,000[(b)]	65,000,000	6.26%
Deutsche Bank Aktiengesellschaft	6,812,000	24,594,000[(c)]	31,406,000	3.03%

附註：

(a) 所披露之權益包括由北企投資擁有之股份。北京控股集團(BVI)有限公司（北企投資之控股公司）被視為擁有北企投資所擁有股份之權益。

(b) 所披露之權益包括北京控股集團(BVI)有限公司持有之股份（詳情請參閱附註(a)）。北京控股集團(BVI)有限公司由北京控股集團有限公司直接持有全部權益。因此，北京控股集團有限公司被視為擁有北京控股集團(BVI)有限公司所擁有股份之權益。

(c) 對股份持有保證權益的人士。

除上文所述者外，於二零零七年六月三十日，概無其他人士（本公司之董事除外，其權益已列於上文「董事及最高行政人員於股份及相關股份之權益及淡倉」一節）擁有須於根據證券及期貨條例第336條規定所存置之記錄冊中記錄之本公司股份或相關股份之權益或淡倉。

須予披露之資料

主要股東及其他人士於股份及相關股份之權益及淡倉

於二零零七年六月三十日，下列佔本公司已發行股本5%或以上之權益須記錄在本公司根據證券及期貨條例第336條所存置之權益冊內：

好倉：

名稱	持有之普通股數目、地位及權益性質 直接受益擁有	其他	合計	佔本公司已發行股本百分比
Modern Orient Limited	100,050,000	–	100,050,000	9.64%
北京企業投資有限公司（「北企投資」）	223,950,000	100,050,000[(a)]	324,000,000	31.22%
北京控股集團(BVI)有限公司	411,250,000	324,000,000[(b)]	735,250,000	70.84%
北京控股集團有限公司	–	735,250,000[(c)]	735,250,000	70.84%
Deutsche Bank Aktiengesellschaft	67,748,869	100,712,765[(d)]	168,461,634	16.23%
Merrill Lynch & Co., Inc.	–	52,485,469[(e)]	52,485,469	5.06%

附註：

(a) 所披露之權益包括由Modern Orient Limited擁有之股份。Modern Orient Limited由北企投資直接持有全部權益，因此，北企投資被視為擁有Modern Orient Limited所擁有股份之權益。

(b) 所披露之權益包括由北企投資及Modern Orient Limited擁有之股份。Modern Orient Limited之控股公司北企投資，為一間由北京控股集團(BVI)有限公司間接持有72.72%權益之公司，因此，北京控股集團(BVI)有限公司被視為擁有北企投資及Modern Orient Limited所擁有股份之權益。

(c) 所披露之權益包括北京控股集團(BVI)有限公司持有之股份（詳情請參閱附註(b)）。北京控股集團(BVI)有限公司由北京控股集團有限公司直接持有全部權益。因此，北京控股集團有限公司被視為擁有北京控股集團(BVI)有限公司所擁有股份之權益。

(d) 所披露之權益包括3,653,000股作為投資經理所持有之股份，32,059,765股作為對股份持有保證權益的人士所持有之股份及65,000,000股作為信託人所持有之股份。

(e) 所披露之權益包括52,485,469股作為由Merrill Lynch & Co., Inc.控制之公司所持有之股份。

購股權計劃（續）

本公司（續）

附註：（續）

(b) 於二零零七年五月二日授出之購股權行使價為本公司股份每股20.60港元。承授人就該等購股權所支付之現金代價為每份授出購股權1.00港元。該等購股權可於二零零七年五月二日至二零一二年五月一日期間行使。所有購股權已於期內獲行使。

截至二零零七年六月三十日止六個月，共4,130,000份購股權已行使。本公司股份於購股權行使日期前的加權平均收市價為每股23.65港元。

於二零零七年六月三十日，根據計劃尚未行使的本公司購股權共有2,070,000份，相當於當日本公司已發行股份約0.2%。按本公司目前的股本架構，倘全數行使餘下購股權，則會增發2,070,000股本公司普通股，股本增加207,000港元，而股份溢價為25,771,500港元（未扣除任何發行開支）。

概無購股權於截至二零零七年六月三十日止六個月期間失效或註銷。

董事購入股份或可換股債券之權利

除上述者及於「董事及最高行政人員於股份及相關股份之權益及淡倉」及「購股權計劃」披露者外，於期內任何時間概無向任何董事或彼等各自之配偶或其未成年子女授出可藉收購本公司股份或債券獲取利益之權利，彼等於年內亦無行使任何此等權利，而本公司、其任何控股公司、附屬公司及同系附屬公司於年內概無參與訂立任何安排，致使董事可於任何其他法人團體獲得此等權利。

購股權計劃(續)

本公司(續)

截至二零零七年六月三十日止期間內,根據該計劃授出之購股權變動如下:

參與者姓名或類別	附註	持有購股權之數目 於二零零七年一月一日	期內授出	期內行使	於二零零七年六月三十日
董事:					
衣錫群先生	*(a)*	650,000	–	(400,000)	250,000
張虹海先生	*(a)*	450,000	–	(450,000)	–
李福成先生	*(a)*	450,000	–	(450,000)	–
白金榮先生	*(a)*	450,000	–	(160,000)	290,000
周　思先生	*(a)*	300,000	–	–	300,000
劉　凱先生	*(a)*	300,000	–	(240,000)	60,000
郭普金先生	*(a)*	300,000	–	(240,000)	60,000
鄂　萌先生	*(a)*	300,000	–	(300,000)	–
趙長山先生(於二零零七年一月五日辭任)	*(a)*	300,000	–	(300,000)	–
雷振剛先生	*(a)*	300,000	–	–	300,000
姜新浩先生(於二零零七年五月二十九日獲委任)	*(a)*	300,000	–	(100,000)	200,000
譚振輝先生(於二零零七年五月二十九日獲委任)	*(a)*	300,000	–	(270,000)	30,000
		4,400,000	–	(2,910,000)	1,490,000
其他僱員:					
合計	*(a)*	1,500,000	–	(920,000)	580,000
	(b)	–	300,000	(300,000)	–
		1,500,000	300,000	(1,220,000)	580,000
		5,900,000	300,000	(4,130,000)	2,070,000

附註:

(a) 於二零零六年七月十九日授出之購股權的行使價為本公司股份每股12.55港元。各承授人就該等購股權所支付之現金代價為每份授出購股權1.00港元。該等購股權可於授出後六個月內隨時行使。所有購股權如不獲行使,將在二零一一年七月十八日失效。

須予披露之資料

購股權計劃

本公司

本公司設立一購股權計劃(「該計劃」),於二零零五年十月十七日生效,除非該計劃予以取消或修訂,否則將自該日維持有效十年。該計劃旨在吸引及挽留本集團之最優秀人才,協力發展本集團之業務;向本集團僱員、行政人員及董事提供額外獎勵;及透過令購股權持有人之利益與股東之利益符合一致,促進本公司長遠取得財務成功。本公司董事會可酌情邀請本公司及其任何附屬公司之僱員(包括執行董事)及非執行董事按次批授購股權1港元之價格,接納可認購本公司普通股之購股權。

目前可以根據該計劃授出之未行使購股權,在行使時可認購之股份不得多於本公司任何時間已發行股份總數之30%。根據於任何十二個月期間內授予任何一名人士之購股權(不論已行使或未行使)而獲發行及將予發行之本公司普通股總數不得超出本公司已發行普通股總數之1%。

根據該計劃授出之購股權屬承授人個人所有且不得讓與或轉讓。

根據該計劃授出之購股權之行使期間由董事會酌情決定,然而,購股權不得在授出之日起十年後行使。購股權不得在該計劃獲准之日十年以後授出。

購股權之行使價由董事會釐定,但不得低於下列三者中之較高者:(i)本公司普通股於授出當日(須為交易日)於聯交所之收市價;(ii)緊接該購股權授出之日前五個交易日,本公司普通股於聯交所之平均收市價;及(iii)本公司一股普通股之面值。

須予披露之資料

董事及最高行政人員於股份及相關股份之權益及淡倉（續）

(c) 於相聯法團普通股份之好倉

董事名稱	相聯法團名稱	持有普通股份數目	佔相聯法團之已發行股本百分比
張虹海先生	北京發展@	600,000*	0.09%
李福成先生	北京燕京啤酒股份有限公司@	38,898*	0.0035%
鄂　萌先生	北京發展@	601,000*	0.09%

@ 上述所有於相聯法團的權益均由本公司間接持有

* 所有權益均由董事直接受益擁有

(d) 於相聯法團的相關股份權益之好倉

董事名稱	相聯法團名稱	購股權數目
張虹海先生	北京發展@	3,400,000*

@ 該相聯法團所有權益由本公司間接持有

* 該等購股權於二零零六年六月二十七日授出，每股行使價為1.00港元*。該等購股權可於二零零六年六月二十七日起隨時行使。倘並無行使，購股權將於二零一一年六月十六日失效。

* 購股權的行使價或會因北京發展供股或發行紅股或其他同類股本變動而調整。

除上述者外，於二零零七年六月三十日，概無董事或最高行政人員登記有本公司或其任何相聯法團之股份、相關股份或債券之權益或淡倉，而須根據證券及期貨條例352條記錄於置存之登記冊，或根據標准守則須知會本公司及聯交所。

須予披露之資料

董事於合約之權益

期內，董事概無於本公司、其任何控股公司、附屬公司及同系附屬公司訂立對本集團業務屬重大之任何合約而從中直接或間接擁有重大權益。

董事及最高行政人員於股份及相關股份之權益及淡倉

於二零零七年六月三十日，董事及最高行政人員根據證券及期貨條例（「證券及期貨條例」）第352條記錄於本公司須置存之登記冊，或根據上市規則上市公司董事進行證券交易的標準守則（「標準守則」）須知會本公司及聯交所擁有下列於本公司或其相聯法團（定義見證券及期貨條例第XV部份）之股份及相關股份之權益及淡倉：

(a) 於本公司普通股份之好倉

董事名稱	持有普通股數目	佔本公司已發行股本百分比
衣錫群先生	100,000*	0.0096%
鄂　萌先生	60,000*	0.0058%
姜新浩先生	10,000*	0.0010%
譚振輝先生	10,000*	0.0010%

* 所有權益均由董事直接受益擁有。

(b) 於本公司的相關股份權益之好倉

董事及最高行政人員於本公司購股權之權益已於下文「購股權計劃」一節披露。

須予披露之資料

董事

本公司於本期間之董事如下：

執行董事：
衣錫群先生*（主席）*
張虹海先生*（副主席兼行政總裁）*
李福成先生*（副主席）*
白金榮先生*（副主席）*
周　思先生*（副主席）*
劉　凱先生*（副總裁）*
鄭萬河先生　（於二零零七年一月五日辭任）
郭普金先生
鄂　萌先生*（副總裁）*
趙長山先生　（於二零零七年五月二十九日辭任）
雷振剛先生
姜新浩先生*（副總裁）*　（於二零零七年五月二十九日獲委任）
譚振輝先生　（於二零零七年五月二十九日獲委任）

獨立非執行董事：
劉漢銓先生
李東海博士
王憲章先生
武捷思先生
白德能先生

董事之服務合約

衣錫群先生與本公司訂立服務合約，為期五年，由二零零三年六月一日起計，於二零零七年六月三十日尚餘約11個月屆滿。於二零零四年二月一日前訂立之此服務合約獲豁免遵守由二零零四年二月一日起生效之香港聯合交易所有限公司證券上市規則（「上市規則」）第13.68條須獲股東批准之規定。

張虹海先生、劉凱先生及鄂萌先生各與本公司訂有服務合約，分別自二零零六年十二月三日、二零零七年一月十六日及二零零五年六月十七日起計為期三年，於二零零七年六月三十日時分別尚餘約29個月、30個月及12個月屆滿。

於二零零七年六月三十日，所有董事概無與本公司訂有本公司不可於一年內免付補償（法定補償除外）而終止之服務合約。

17. 關連人士交易(續)

本集團主要管理人員之補償

	截至六月三十日止六個月	
	二零零七年	二零零六年
	未經審核	未經審核
	千港元	千港元
短期僱員福利	5,907	4,165
僱用後之福利	6	211
離職福利	–	–
股權付款	–	–
支付主要管理人員之總補償	5,913	4,376

18. 比較金額

若干比較金額已經重新分類(倘適用)以符合本期間之呈報方式。

17. 關連人士交易(續)

附註:

(a) 有關租金乃參照租賃協議訂立時之公開市場租值釐定。

(b) 瓶身標籤及瓶蓋之購買價乃參照上年度協定之價格釐定,並每年參照上一年度北京之價格指數作出調整。

(c) 本集團生產啤酒之若干原材料進口乃由燕京啤酒集團代表燕京啤酒及其附屬公司向海外供應商採購,此乃由於本集團於啤酒生產方面並無可自行從海外供應商進口商品之執照。原材料之購買價按燕京啤酒集團採購成本的相同價格收取。

(d) 啤酒之售價乃參照當時市場價格釐定。

(e) 罐裝服務費用乃按相等於燕京啤酒集團所承擔罐裝服務成本加互相協定之利潤率之價格收取。

(f) 所付綜合支援服務費用包括下列各項:

– 保安及飯堂服務費,此乃根據上一年度之勞工、折舊及保養年費釐定,並每年參照北京之價格指數作出調整;及

– 有關燕京啤酒所用作為辦公室、飯堂及員工宿舍之物業之租金費用,乃參照有關協議訂立時之市場租值釐定。

(g) 租地費用乃按相互協定的數額每年人民幣1,849,000元收取。

(h) 商標特許權費用乃就使用「燕京」商標而支付,並按燕京啤酒之啤酒及礦泉水全年銷售額之1%及按燕京啤酒之附屬公司啤酒銷售量以每樽人民幣0.008元釐定。燕京啤酒集團將退還向燕京啤酒所收取商標特許權費用之20%,供燕京啤酒用以發展及推廣「燕京」商標。

(i) 永源熱泵之股本權益以相互議定之金額人民幣15,000,000元獲收購。

(j) 北控恒有源之股本權益以相互議定之金額99,291,942港元獲出售。

(k) 高速公路之建築、保養及拆卸成本乃參照當時市場價格釐定。

17. 關連人士交易

關連人士名稱	交易性質	附註	截至六月三十日止六個月 二零零七年 未經審核 千港元	二零零六年 未經審核 千港元
同系附屬公司				
京泰實業(集團)有限公司	租金收入	(a)	282	333
附屬公司之合資夥伴及其聯營公司:				
北京燕京啤酒集團公司(「燕京啤酒集團」)及其聯營公司	購買瓶身標籤	(b)	39,133	33,474
	購買瓶蓋	(b)	34,370	29,838
	進口原材料	(c)	56,637	227,145
	銷售啤酒	(d)	4,182	2,114
	已付罐裝服務費用	(e)	11,780	10,029
	已付綜合支援服務費用	(f)	7,883	7,474
	租地費用	(g)	938	889
	已付商標特許權費用	(h)	15,090	11,570
	減:退回之廣告補助	(h)	(2,433)	(1,947)
中房集團有限公司	收購北京永源熱泵有限責任公司(「永源熱泵」)49%股本權益	(i)	–	14,423
Jason New Resources Holdings Limited	出售北控恒有源36.78%股本權益	(j)	–	99,292
其他關連人士:				
中國交通建設有限公司及其聯營公司	高速公路建築成本,保養成本及拆卸成本	(k)	5,682	–

董事會認為,上述交易乃本集團於日常業務中進行。

15. **資本承擔（續）**

此外，本集團應佔一間共同控制公司之資本承担（未計入上述項目）如下：

	二零零七年六月三十日 未經審核 千港元	二零零六年十二月三十一日 經審核 千港元
已訂約但未撥備	163,458	–

16. **結算日後事項**

於二零零七年八月二日，本集團共同控制公司北京安菱水務科技有限公司（「北京安菱」）與北京市水務局訂立特許經營協議。根據該協議，北京安菱在特許經營協議生效日起計23年期間獲授特許權，以融資、投資、設計、建設、管理及運營北京市第十水廠A廠項目。

於二零零七年八月十六日，本集團附屬公司Beijing Enterprises Treasury Company Limited（「BJ Treasury」）與Ever Sincere Investment Limited（「Ever Sincere」）訂立股份轉讓協議，BJ Treasury有條件同意向Ever Sincere出售所持的北控恒有源有限公司（「北控恒有源」）51%股權，總代價為157,498,141港元，將以現金支付。於協議所涉交易完成時，本集團將不再持有北控恒有源任何股權。

14. 或然負債

	二零零七年六月三十日 未經審核 千港元	二零零六年十二月三十一日 經審核 千港元
就銀行授予一間已經不綜合入賬的公司銀行融資額度作出之擔保	205,339	200,000
就授予一間關連公司銀行融資額度作出之擔保	154,004	150,000
就由一間共同控制公司負責的基建項目之特定表現作出之擔保	68,799	68,456
	428,142	418,456

15. 資本承擔

本集團於結算日有以下之資本承擔:

	二零零七年六月三十日 未經審核 千港元	二零零六年十二月三十一日 經審核 千港元
樓宇:		
已訂約但未撥備	61,975	139,836
已批准但未訂約	11,787	–
	73,762	139,836
廠房及機器:		
已訂約但未撥備	70,186	73,303
已批准但未訂約	30,801	–
	100,987	73,303
氣體管道:		
已訂約但未撥備	236,124	–
向一間共同控制公司注資		
已批准但未訂約	568,275	–
資本承擔總額	979,148	213,139

13. 收購一間附屬公司(續)

除於收購前賬面值8,094,388,000港元的物業、廠房及設備外,期內所收購附屬公司的可識別資產及負債於收購完成日期的公平值與賬面值並無重大差異,並載列如下:

	未經審核 千港元
所收購資產淨值:	
物業、廠房及設備	8,153,937
其他無形資產	10,350
商譽	3,512
於一間共同控制公司的權益	2,953,334
預付土地租金	428,289
受限制現金及已抵押存款	31,262
遞延税項資產	184,260
存貨	34,436
應收客戶合約工程款項	432
應收貿易賬項及應收票據	641,589
預付款項、按金及其他應收款項	71,960
現金及現金等價物	502,443
應收貿易賬項及應收票據	(733,144)
應付客戶合約工程款項	(15,378)
其他應付款項及應計負債	(1,877,944)
應繳税項	(131,849)
銀行及其他借貸	(672,891)
界定福利計劃	(192,996)
遞延收入	(18,895)
其他長期負債	(3,279)
少數股東權益	(9,432)
	9,359,996
收購所產生商譽	6,908,594
	16,268,590
付款方式:	
已付或應付現金代價	3,001,594
發行新股份 — *附註11*	12,214,125
與收購相關成本	99,853
往來賬目抵銷*	998,506
現金代價公平值調整	(45,488)
	16,268,590

北京燃氣BVI及其附屬公司北京燃氣自收購完成以來對本集團的溢利貢獻並不重大。倘上述收購於期初進行,則本集團的期內溢利應為1,355,619,000港元,而本集團的營業收入(包括營業額、其他收入及收益淨額)應為7,972,812,000港元。

* 該款項由本集團於其同系附屬公司及北京控股集團有限公司的往來賬戶抵銷。

12. **應付貿易賬項及應付票據**

本集團之應付貿易賬項及應付票據於結算日按發票日期之賬齡分析如下：

	二零零七年 六月 三十日 未經審核 千港元	二零零六年 十二月 三十一日 經審核 千港元
一年內	1,668,098	709,773
一至兩年	17,214	15,451
兩至三年	1,440	1,948
三年以上	8,584	6,443
	1,695,336	733,615

13. **收購一間附屬公司**

根據於二零零七年四月十日訂立的北京燃氣買賣協議，本公司同意收購北京燃氣BVI的全部權益，該公司為北京燃氣全部股權的控股公司。北京燃氣主要於北京從事管道天然氣供應及銷售以及相關業務。收購代價為11,600,000,000港元，而收購已於二零零七年六月二十九日完成。

10. 應收貿易賬項及應收票據

集團內不同公司有不同的信貸政策，視乎各公司的市場需求及所經營的業務而定。公司會編製應收貿易賬項及應收票據的賬齡分析並密切監察，以將應收款項涉及的任何信貸風險降至最低。

本集團應收貿易賬項及應收票據(已扣除減值後)於結算日按發票日期之賬齡分析如下：

	二零零七年六月三十日 未經審核 千港元	二零零六年十二月三十一日 經審核 千港元
一年內	1,168,904	439,738
一至兩年	116,183	8,485
兩至三年	10,057	5,139
三年以上	16,289	4,951
	1,311,433	458,313

11. 股本

	二零零七年六月三十日 未經審核 千港元	二零零六年十二月三十一日 經審核 千港元
法定股本：		
2,000,000,000股每股面值0.1港元之普通股	200,000	200,000
已發行及繳足股本：		
1,037,880,000(二零零六年：622,500,000)股每股面值0.1港元之普通股	103,788	62,250

根據北京燃氣買賣協議，本公司以每股18.48港元的價格向賣方北京控股集團(BVI)有限公司發行411,250,000股本公司普通股作為部份代價。收購北京燃氣BVI交易已於二零零七年六月二十九日完成，而已發行股份公平值12,214,125,000港元乃根據於該日本公司股份市價每股29.70港元計算。

另外，截至二零零七年六月三十日止六個月，由於行使本公司購股權而分別以每股12.55港元及20.60港元配發3,830,000股及300,000股本公司普通股，未扣除開支的總現金代價為54,246,500港元。

9. 本公司股東應佔每股盈利／(虧損)(續)

	截至六月三十日止六個月	
	二零零七年	二零零六年
	未經審核	未經審核
	千港元	千港元
應佔：		
持續經營業務	668,888	(8,242)
已終止經營業務－*附註7*	–	22,230
	668,888	13,988
普通股數目：		
用作計算每股基本盈利／(虧損)之本期已發行普通股之加權平均數	627,971,602	622,500,000
為收購北京燃氣BVI發行股份的影響(假設股份於北京燃氣買賣協議簽訂當日發行)	181,767,956	–
購股權之攤薄影響－加權平均數普通股數目	5,072,044	–
用作計算每股攤薄盈利的已發行普通股加權平均數	814,811,602	622,500,000

9. **本公司股東應佔每股盈利／（虧損）**

本期間每股基本盈利乃根據本公司股東應佔期內未經審核溢利以及期內已發行普通股之加權平均數627,971,602股（二零零六年：622,500,000股）計算。

本期間每股攤薄盈利根據本公司股東應佔期內未經審核溢利（如適用）計算，並已調整以反映收購北京燃氣集團(BVI)有限公司（「北京燃氣BVI」）的影響。根據二零零七年四月十日有關收購北京燃氣BVI之買賣協議（「北京燃氣買賣協議」），本公司同意發行411,250,000股普通股支付部分代價。該收購已於二零零七年六月二十九日完成。該等股份為潛在普通股，而該等股份視為北京燃氣買賣協議訂立日期起已發行。本公司股東應佔期內溢利（如適用）乃經調整以反映假設收購北京燃氣BVI於北京燃氣買賣協議簽訂當日完成對本公司股東應佔期內溢利的影響。普通股加權平均數乃假設股份於北京燃氣買賣協議簽訂當日發行而計算。行使或兌換北京燕京啤酒股份有限公司（本集團的一家中國A股上市公司）之所有尚未行使可換股債券以及行使北京發展及衡浪平台之未行使購股權概無對本集團期內之每股盈利造成重大攤薄或會造成反攤薄影響。

每股基本及攤薄盈利／（虧損）乃根據以下數據計算：

	截至六月三十日止六個月	
	二零零七年	二零零六年
	未經審核	未經審核
	千港元	千港元
盈利／（虧損）：		
用作計算每股基本盈利之		
本期本公司股東應佔溢利／（虧損）		
來自持續經營業務	**637,688**	(8,242)
來自已終止經營業務－*附註7*	**–**	22,230
	637,688	13,988
本公司股東應佔北京燃氣BVI溢利（假設收購於北京燃氣買賣協議簽訂當日完成）	**31,200**	–
用於計算每股攤薄盈利之本公司股東應佔期內溢利	**668,888**	13,988

6. 稅項

	截至六月三十日止六個月	
	二零零七年	二零零六年
	未經審核	未經審核
	千港元	千港元
本期間－中國		
香港	–	150
中國大陸	105,252	131,986
遞延稅項	14,943	2,404
期內稅項開支總額	120,195	134,540
歸屬於：		
簡明綜合利潤表所呈報之持續經營業務	120.195	90,000
已終止經營業務－*附註7*	–	44,540
	120,195	134,540

香港利得稅就期內在香港獲得之估計應課稅溢利按17.5%（二零零六年：17.5%）之稅率作出撥備。中國大陸業務之所得稅乃按照當地的現有法例、詮釋及慣例，根據期內獲得之估計應課稅溢利按適用之稅率作出撥備。根據中國大陸有關稅規及規例，本公司若干附屬公司可享有所得稅豁免及減免。

7. 已終止經營業務

本集團截至二零零六年六月三十日止期間已終止經營業務指北京王府井百貨（集團）股份有限公司經營的零售及物業建築及發展業務。出售詳情載於本公司年報內截至二零零六年十二月三十一日止年度財務報表附註12及46(a)。

8. 股息

於二零零七年九月十八日，董事會宣派中期現金股息每股10港仙（二零零六年：10港仙）及特別現金股息每股10港仙（二零零六年：無），兩項合共207,678,000港元（二零零六年：62,250,000港元）。

4. 財務費用

	截至六月三十日止六個月	
	二零零七年	二零零六年
	未經審核	未經審核
	千港元	千港元
須於五年內悉數償還之銀行貸款及其他貸款之利息	50,778	69,526
可換股債券之利息	–	1,270
其他貸款之利息	9,215	2,214
	59,993	73,010
歸屬於：		
簡明綜合利潤表所呈報之持續經營業務	59,993	62,160
已終止經營業務－*附註7*	–	10,850
	59,993	73,010

5. 稅前溢利

本集團之稅前溢利（包括應佔已終止經營業務的稅前溢利）已扣除／（計入）：

	截至六月三十日止六個月	
	二零零七年	二零零六年
	未經審核	未經審核
	千港元	千港元
折舊	295,246	330,076
無形資產攤銷	55,369	54,197
物業、廠房及設備減值回撥	(28,657)	–
其他應收款項減值回撥	(44,510)	–

3. 其他收入及收益淨額

	截至六月三十日止六個月	
	二零零七年	二零零六年
	未經審核	未經審核
	千港元	千港元
其他收入		
銀行利息收入	21,765	39,757
投資收入	–	2,106
企業所得稅及增值稅退回	7,915	9,943
其他	232,479	104,992
	262,159	156,798
收益淨額		
出售附屬公司部份權益的收益	–	39,850
視為出售一間聯營公司權益的收益	61,368	–
其他	47,649	16,351
	109,017	56,201
	371,176	212,999
歸屬於:		
簡明綜合利潤表所呈報之持續經營業務	371,176	128,088
已終止經營業務－*附註7*	–	84,911
	371,176	212,999

2. **分類資料（續）**

截至二零零六年六月三十日止六個月

	持續經營業務					已終止經營業務				
	啤酒業務	高速及收費公路業務	自來水處理業務	企業及其他業務	合計	零售業務	其他	合計	對銷	綜合
	未經審核	未經審核	未經審核	未經審核	未經審核	未經審核	未經審核	未經審核	未經審核	未經審核
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
分類收入：										
銷售予外界客戶	2,676,009	250,978	248,208	240,319	3,415,514	2,769,178	175,047	2,944,225	–	6,359,739
分類業務之間的銷售	–	–	–	226	226	–	–	–	(226)	–
其他收入及收益淨額	42,752	765	1,243	13,168	57,928	59,798	3,593	63,391	–	121,319
合計	2,718,761	251,743	249,451	253,713	3,473,668	2,828,976	178,640	3,007,616	(226)	6,481,058
分類業績	252,005	159,742	83,159	(54,232)	440,674	178,812	(70,324)	108,488		549,162
未經分配收入及收益淨額					209,523			21,520		231,043
未經分配開支					(463,242)			–		(463,242)
經營業務溢利					186,955			130,008		316,963
財務費用					(62,160)			(10,850)		(73,010)
分佔損益：										
共同控制公司	–	–	–	(922)	(922)	(4,785)	(597)	(5,382)		(6,304)
聯營公司	(239)	–	–	8,278	8,039	(660)	–	(660)		7,379
稅前溢利					131,912			113,116		245,028
稅項					(90,000)			(44,540)		(134,540)
期間溢利					41,912			68,576		110,488

簡明綜合財務報表附註

1. **編製基準**

此截至二零零七年六月三十日止六個月之未經審核簡明中期綜合財務報表乃根據香港會計準則(「HKAS」)第34號「中期財務報告」編製。編製此中期財務報表所使用之會計政策及編製基準與編製截至二零零六年十二月三十一日止年度之年度財務報表所使用的一致。

2. **分類資料**

本集團之經營業務乃按業務、供應之產品及服務性質而分開組成及管理。本集團各項分類業務是指該業務提供產品及服務所承受之風險及回報與其他分類業務有別之策略業務單位。下表載列本集團按業務分類之營業收入及業績:

截至二零零七年六月三十日止六個月

	持續經營業務					已終止經營業務				
	啤酒業務	高速及收費公路業務	自來水處理業務	企業及其他業務	合計	零售業務	其他	合計	對銷	綜合
	未經審核	未經審核	未經審核	未經審核	未經審核	未經審核	未經審核	未經審核	未經審核	未經審核
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
分類收入:										
銷售予外界客戶	3,308,576	288,810	267,968	74,637	3,939,991	-	-	-	-	3,939,991
分類業務之間的銷售	-	-	-	-	-	-	-	-	-	-
其他收入及收益淨額	46,872	5,340	4,343	69,851	126,406	-	-	-	-	126,406
合計	3,355,448	294,150	272,311	144,488	4,066,397	-	-	-	-	4,066,397
分類業績	376,132	231,079	91,125	13,832	712,168	-	-	-		712,168
未經分配收入及收益淨額					244,770			-		244,770
經營業務溢利					956,938			-		956,938
財務費用					(59,993)			-		(59,993)
佔下列公司溢利:										
聯營公司	(350)	-	-	66,841	66,491	-	-	-		66,491
稅前溢利					963,436			-		963,436
稅項					(120,195)			-		(120,195)
期間溢利					843,241			-		843,241

簡明綜合現金流量表

截至二零零七年六月三十日止六個月

	截至六月三十日止六個月	
	二零零七年 未經審核 千港元	二零零六年 未經審核 千港元
經營業務之現金流入淨額	1,660,322	1,243,143
投資活動之現金流出淨額	(1,943,279)	(446,278)
融資活動之現金流入／(流出)淨額	1,709,243	(942,545)
現金及現金等價物增加／(減少)	1,426,286	(145,680)
期初之現金及現金等價物	2,706,682	3,417,574
期終之現金及現金等價物	4,132,968	3,271,894
現金及現金等價物結餘之分析		
現金及現金等價物	3,867,020	2,385,080
於收購時到期日超過三個月以上之無抵押定期存款	350,693	40,118
減：已抵押存款	(84,745)	–
	4,132,968	2,425,198
一項出售組別應佔現金及現金等價物	–	846,696
	4,132,968	3,271,894

簡明綜合權益變動表

截至二零零七年六月三十日止六個月

	本公司股東應佔											
	已發行股本 未經審核 千港元	股份溢價賬 未經審核 千港元	資本儲備 未經審核 千港元	購股權儲備 未經審核 千港元	物業重估儲備 未經審核 千港元	匯兌波動儲備 未經審核 千港元	中國儲備金 未經審核 千港元	保留溢利 未經審核 千港元	建議派發股息 未經審核 千港元	總額 未經審核 千港元	少數股東權益 未經審核 千港元	總權益 未經審核 千港元
於二零零七年一月一日	62,250	4,839,497*	215,246*	21,279*	7,593*	417,183*	704,186*	2,478,971*	124,500	8,870,705	4,189,100	13,059,805
在權益直接確認之期間收入												
－匯兌調整	-	-	-	-	-	182,464	-	-	-	182,464	86,472	268,936
本期間溢利	-	-	-	-	-	-	-	637,688	-	637,688	205,553	843,241
期間收入及支出總額	-	-	-	-	-	182,464	-	637,688	-	820,152	292,025	1,112,177
收購少數股東權益	-	-	-	-	-	-	-	-	-	-	(13,170)	(13,170)
視作出售一間聯營公司權益	-	-	4,705	-	(2,067)	-	(1,671)	-	-	967	-	967
收購附屬公司權益	-	-	-	-	-	-	-	-	-	-	9,432	9,432
發行股份	41,538	12,242,597	-	(15,763)	-	-	-	-	-	12,268,372	-	12,268,372
發行購股權	-	-	-	4,271	-	-	-	-	-	4,271	-	4,271
宣派二零零六年末期股息	-	-	-	-	-	-	-	-	(124,500)	(124,500)	-	(124,500)
二零零七年中期股息	-	-	-	-	-	-	-	(103,839)	103,839	-	-	-
二零零七年特別股息	-	-	-	-	-	-	-	(103,839)	103,839	-	-	-
派付少數股東之股息	-	-	-	-	-	-	-	-	-	-	(145,533)	(145,533)
轉撥往儲備	-	-	7,459	-	-	-	54,886	(62,345)	-	-	-	-
於二零零七年六月三十日	103,788	17,082,094*	227,410*	9,787*	5,526*	599,647*	757,401*	2,846,636*	207,678	21,839,967	4,331,854	26,171,821
於二零零六年一月一日	62,250	4,839,497	(84,734)	-	12,332	163,885	712,257	2,612,954	124,500	8,442,941	4,064,052	12,506,993
在權益直接確認之期間開支												
－匯兌調整	-	-	-	-	-	(9)	-	-	-	(9)	(23)	(32)
本期間溢利	-	-	-	-	-	-	-	13,988	-	13,988	96,500	110,488
期間收入及支出總額	-	-	-	-	-	(9)	-	13,988	-	13,979	96,477	110,456
少數股東權益之資本出資	-	-	-	-	-	-	-	-	-	-	548,191	548,191
視作出售附屬公司權益	-	-	(27,673)	-	-	-	(71,142)	98,815	-	-	246,849	246,849
部份出售附屬公司權益	-	-	(27)	-	-	(1,771)	(4,089)	5,887	-	-	13,848	13,848
宣派二零零五年末期股息	-	-	-	-	-	-	-	-	(124,500)	(124,500)	-	(124,500)
二零零六年中期股息	-	-	-	-	-	-	-	(62,250)	62,250	-	-	-
派付少數股東之股息	-	-	-	-	-	-	-	-	-	-	(164,080)	(164,080)
轉撥往儲備	-	-	386	-	-	-	51,378	(51,764)	-	-	-	-
於二零零六年六月三十日	62,250	4,839,497	(112,048)	-	12,332	162,105	688,404	2,617,630	62,250	8,332,420	4,805,337	13,137,757

* 此等儲備包括分別於二零零七年六月三十日及二零零六年十二月三十一日之綜合資產負債表中之綜合儲備21,528,501,000港元及8,683,955,000港元。

簡明綜合資產負債表

二零零七年六月三十日

	附註	二零零七年 六月 三十日 未經審核 千港元	二零零六年 十二月 三十一日 經審核 千港元
權益及負債			
本公司股東應佔權益:			
已發行股本	11	103,788	62,250
儲備		21,528,501	8,683,955
建議派發股息		207,678	124,500
		21,839,967	8,870,705
少數股東權益		4,331,854	4,189,100
總權益		26,171,821	13,059,805
非流動負債:			
銀行及其他借貸		3,284,398	566,998
可換股債券		–	464
界定福利計劃		192,996	–
遞延收入		18,895	–
其他長期負債		36,680	21,570
遞延税項負債		35,759	20,512
總非流動負債		3,568,728	609,544
流動負債:			
應付貿易賬項及應付票據	12	1,695,336	733,615
應付合約客戶款項		15,378	–
其他應付款項及應計負債		4,451,188	1,036,140
應繳税項		856,000	551,098
銀行及其他借貸		1,257,294	1,333,950
總流動負債		8,275,196	3,654,803
總負債		11,843,924	4,264,347
總權益及負債		38,015,745	17,324,152

簡明綜合資產負債表

二零零七年六月三十日

	附註	二零零七年 六月 三十日 未經審核 千港元	二零零六年 十二月 三十一日 經審核 千港元
資產			
非流動資產：			
物業、廠房及設備		15,953,448	7,681,882
投資物業		274,961	272,904
預付土地租金		805,309	302,757
商譽		6,970,417	44,177
其他無形資產		1,443,649	1,450,584
共同控制公司權益		2,982,528	1,921
聯營公司權益		653,245	519,854
預付款項、按金及其他應收款項		26,924	130,008
受限制現金及已抵押存款		6,674	2,200
可供出售之投資		379,462	352,914
遞延税項資產		184,941	663
總非流動資產		29,681,558	10,759,864
流動資產：			
預付土地租金		18,831	8,086
存貨		1,750,807	1,648,707
應收合約客戶款項		432	–
應收貿易賬項及應收票據	10	1,311,433	458,313
預付款項、按金及其他應收款項		1,022,571	1,644,518
公平值變動於損益反映之財務資產		6,578	9,706
可收回税項		10,783	27,258
受限制現金及已抵押存款		78,071	59,305
現金及現金等價物		4,134,681	2,708,395
總流動資產		8,334,187	6,564,288
總資產		38,015,745	17,324,152

簡明綜合利潤表

截至二零零七年六月三十日止六個月

	附註	截至六月三十日止六個月 二零零七年 未經審核 千港元	二零零六年 未經審核 千港元
應佔：			
本公司股東：			
持續經營業務		637,688	(8,242)
已終止經營業務		–	22,230
		637,688	13,988
少數股東權益		205,553	96,500
		843,241	110,488
股息	8		
中期		103,839	62,250
特別		103,839	–
		207,678	62,250
本公司股東應佔每股盈利／(虧損)	9		
基本			
一期內溢利		1.02港元	0.02港元
一持續經營業務溢利／(虧損)		1.02港元	(0.01)港元
攤薄			
一期內溢利		0.82港元	0.02港元
一持續經營業務溢利／(虧損)		0.82港元	(0.01)港元

簡明綜合利潤表

截至二零零七年六月三十日止六個月

	附註	截至六月三十日止六個月 二零零七年 未經審核 千港元	二零零六年 未經審核 千港元
持續經營業務:			
營業收入	2	3,939,991	3,415,514
銷售成本		(2,600,633)	(2,225,507)
毛利		1,339,358	1,190,007
視作出售一間附屬公司權益之收益		–	139,363
其他收入及收益淨額	3	371,176	128,088
銷售及分銷成本		(393,957)	(393,335)
管理費用		(325,869)	(398,322)
一間附屬公司股權分置改革時之攤薄虧損		–	(429,877)
其他經營費用淨額		(33,770)	(48,969)
經營業務溢利		956,938	186,955
財務費用	4	(59,993)	(62,160)
佔下列公司盈虧:			
共同控制公司		–	(922)
聯營公司		66,491	8,039
稅前溢利	5	963,436	131,912
稅項	6	(120,195)	(90,000)
期內來自持續經營業務之溢利		843,241	41,912
已終止經營業務:			
期內來自已終止經營業務之溢利	7	–	68,576
期內溢利		843,241	110,488

中期股息及特別股息

董事會議決宣派截至二零零七年六月三十日止六個月的中期現金股息每股10港仙（二零零六年：10港仙），另派發特別現金股息每股10港仙（二零零六年：無）。預期本公司將於二零零七年十一月九日（星期五）向於二零零七年十月十日（星期三）名列本公司股東名冊之股東派發上述兩項股息。

暫停辦理股東登記

本公司將於二零零七年十月五日（星期五）至二零零七年十月十日（星期三）（包括首尾兩日）暫停辦理股東登記，期間不會進行股份轉讓。為符合資格獲派截至二零零七年六月三十日止六個月的中期現金股息及特別現金股息，所有過戶文件連同有關股票須於二零零七年十月四日（星期四）下午四時三十分前送達本公司股份過戶登記處登捷時有限公司進行登記，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

業務概覽及展望

前景

包括收費公路及啤酒經營的核心業務於上半年表現出色，預期下半年會維持強勁增長。水務特許經營權仍是本集團的主要現金收入來源。於可見將來，資訊科技業務的前景可望更進一步提升。

於二零零七年六月二十九日，本公司完成收購一家擁有中游燃氣輸送業務權益的全國最大之城市綜合天然氣供應商北京燃氣。本公司將於下半年開始合併北京燃氣的經營業績，預期北京燃氣日後可為本集團的經常性溢利帶來重大比重的貢獻。收購完成後，本集團的資產基礎及經常性溢利基礎已大幅擴大。本集團的經營表現日後將由公共設施及基建業務主導。

僱員資料

於二零零七年六月三十日，本集團共有34,400名僱員。僱員薪酬按工作經驗、專業經驗及當時市場慣例而定。管理人員會定期檢討本集團的僱員薪酬政策及安排。除退休金外，亦會根據個別表現評估向若干僱員發放酌情花紅及授出購股權作為獎勵。

致謝

本人謹代表董事局全仁，衷心感謝本集團全體員工一直以來的支持、盡忠職守和至誠服務。

承董事會命
主席
衣錫群

香港，二零零七年九月十八日

管理層的討論與分析（續）

財務回顧（續）

II. 本集團的財務狀況（續）

5. 共同控制公司之權益

有關權益主要為北京燃氣持有從事天然氣輸送業務的北京華油天然氣有限責任公司40%的權益。

6. 其他應付款項及應計負債

此數額顯著上升主要由於計入北京燃氣收取預付的燃氣費用7.93億港元及應付資本開支7.31億港元所致。

III. 風險管理

本集團的主要財務工具包括股本投資、借貸、應收貿易賬項、應付貿易賬項、其他應收款項、其他應付款項及銀行結餘與現金。管理層採用及運用以下政策管理及監控財務風險：

1. 根據本集團會計政策或倘若價值出現永久減值或有證據顯示可收回現金減少時方會計提減值撥備；

2. 檢討利率及匯率波動的市場走勢，評估對本集團業務及財務狀況的潛在財務影響。如有需要，利用有效對沖工具平衡市場的波動，及；

3. 本集團的現金及銀行存款應存放於具有優良信貸評級及信譽良好的財務機構。

管理層的討論與分析(續)

財務回顧(續)

II. 本集團的財務狀況

1. 股本及股東權益

截至二零零七年六月三十日,本公司共有1,037,880,000股已發行股本,股東總權益急增131.1億港元主要由於完成收購北京燃氣。少數股東權益為43.3億港元。

2. 借貸

截至二零零七年六月三十日,本集團的銀行及其他借貸共約45.4億港元,主要包括本公司21億港元五年期銀團貸款及中國附屬公司的營運資金貸款24.4億港元。本集團銀行及其他借貸中約46.2%是港元借貸,43.6%是人民幣借貸而其餘則是美元借貸。於二零零七年六月三十日,本集團的淨負債(定義為經扣除現金後之銀行及其他借貸總額)權益比率為1.5%。

3. 銀行存款

截至二零零七年六月三十日,本集團持有現金及銀行存款42.2億港元。目前本集團有非常充裕的淨流動資產5,900萬港元。本集團維持足夠的銀行信貸額度以應付營運資金所需,其資產負債狀況亦為重大投資機會的發生做好準備。

4. 商譽

商譽增加主要是由於收購北京燃氣之代價的公平值超過於收購北京燃氣完成日所收購可識別資產及所承擔負債及或然負債的公平值。

管理層的討論與分析(續)

財務回顧(續)

I. 財務業績分析(續)

2. 稅前溢利(續)

(b) 應佔聯營公司業績

回顧期內,本集團的聯營公司北京發展(包括衡浪平台)把握香港股市交投熱烈的機會,配售衡浪平台之新股份及舊股份以籌措各自擴展計劃所需的資金。由於配售價遠高於相關資產淨值,故本公司於上半年成功分佔視為出售衡浪平台權益之大額特殊收益淨額。

(c) 其他收入及收益淨額

其他收入增加2.43億港元主要由於回撥若干固定資產及其他應收款撥備達9,840萬港元。此外,北京發展於期內完成配售新股份後,本公司獲得視作出售北京發展權益收益6,140萬港元。

(d) 所得稅率

實質所得稅率大幅減少至12.5%,乃由於機場高速公路及燕京啤酒業務的加權平均稅率減低所致。另外,在香港產生的特殊收益淨額屬於資本性質,故毋須繳稅。

管理層的討論與分析(續)

財務回顧

I. *財務業績分析*

1. *營業收入*

持續業務營業收入上升15.4%至39.4億港元,主要是由於燕京啤酒業務穩定增長。

基建分類包括兩條收費公路,其營業收入增加15.1%至2.89億港元。消費品分類的營業收入上升23.8%至33.5億港元,主要受廣西、內蒙古及福建的啤酒業務大幅增長所推動。

其他業務分類的營業收入貢獻對本集團相對並不重要。

2. *稅前溢利*

(a) 毛利率

回顧期內的整體毛利率為34%,較去年同期(不包括北京發展及其附屬公司業績)輕微改善,主要因為受到高檔市場產品的份額增加使燕京啤酒的產品價格輕微上漲,及若干大眾市場產品價格調升的影響。收費公路的成本結構相對較為穩定,故仍是盈利能力最高的業務。

管理層的討論與分析(續)

業務回顧(續)

II. *消費品*

1. *啤酒業務*

燕京啤酒的銷售量於二零零七年上半年再創新高,由燕京啤酒管理的啤酒業務總銷量增加17%至195萬噸。產品價格上升及人民幣匯率上升令營業收入增加約23.6%至33.1億港元。由於毛利率有所改善,加上中國若干地區的啤酒業務轉虧為盈,令本集團應佔溢利飈升62.3%至約8,850萬港元。

2. *葡萄酒業務*

上半年,由於中國股票及物業市場暢旺,消費品需求強勁,故北京順興葡萄酒有限公司的營業收入及經營溢利均逐步回升。

III. *其他業務*

龍慶峽為本集團餘下唯一的旅遊業務,上半年的營業收入為3,040萬港元,本集團應佔經營業務溢利為20萬港元。本公司會物色出售龍慶峽的機會,全面退出旅遊業務。

北京發展及衡浪平台經營的資訊科技業面對激烈競爭。不過,北京發展已於北京正式推出智能咭,截至現在已發行逾1,290萬張。預期稍後落實商業條款後,智能咭業務將可帶來穩定的利潤貢獻。

上半年香港股票市場非常暢旺,北京發展(包括衡浪平台)分別配售新股份,為本集團帶來視作出售權益的收益。此外,北京發展通過出售手頭持有衡浪平台股份,錄得重大的特殊收益。總結上半年多項視作出售北京發展與衡浪平台權益及實際出售衡浪平台股份合共為本集團帶來特殊收益淨額共1.43億港元。

業務概覽及展望

管理層的討論與分析

綜合入賬的範圍

本公司已於二零零七年六月二十九日完成收購北京市燃氣集團有限責任公司(「北京燃氣」)後合併北京燃氣於本集團內，當中北京燃氣財務狀況已包括在二零零七年六月三十日本集團未經審核簡明綜合資產負債表中，其業績也將自當日起合併入賬。北京燃氣二零零七年上半年錄得稅後利潤約5.05億元人民幣，本期售出天然氣超過20億立方米。

自北京發展於二零零六年十二月發行新股份(披露於本公司二零零六年財務報表)後，本集團所持北京發展實際權益已由55.81%攤薄至46.57%。此後，北京發展不再為本集團的附屬公司，而成為本集團的聯營公司。

業務回顧

I. 基建及公共事業

1. 收費道路

上半年，機場高速公路車流量創新高至2,663萬輛次，增長9.5%。營業收入上升16.1%至2.485億港元，本集團應佔溢利較去年同期上升34.8%至1.6億港元。機場高速公路北面連線自去年第四季起開始運作，但由於商業條款仍未落實，故本集團並未將其業績入賬。

於上半年，深圳石觀公路車流量穩定，維持473萬輛次。營業收入亦保持於約4,030萬港元，而本集團應佔溢利則上升29.2%至約1,140萬港元。

2. 水務特許經營權

本集團應佔北京第九號水廠特許權溢利為7,530萬港元，與去年同期相若。本集團正積極尋求在自來水業務的投資機會，並計劃增加該業務於本集團的溢利貢獻比重。

概要

未經審核中期業績

北京控股有限公司(「本公司」)董事會(「董事會」)欣然宣佈本公司及其附屬公司(「本集團」)截至二零零七年六月三十日止六個月之未經審核綜合中期業績以及截至二零零七年六月三十日之未經審核簡明綜合資產負債表及二零零六年之比較數字。本集團二零零七年上半年持續經營業務之綜合營業收入為39.4億港元,比去年同期上升15.4%。本公司股東應佔溢利為6.38億港元,創下本公司新高,較去年同期上升逾四十倍。

扣除視作出售部份北京發展(香港)有限公司(「北京發展」)權益及應佔北京發展視作及實際出售其持有部份衛浪平台軟件國際有限公司(「衛浪平台」)股份的非經常項目收益淨額合共1.43億港元後,本公司股東應佔溢利增加104.1%至4.94億港元,主要是由於北京燕京啤酒有限公司(「燕京啤酒」)及北京首都機場高速公路(「機場高速公路」)的利潤大幅增長所致。

期內,來自各業務分類的未計非經常項目前淨溢利如下:

	非經常項目前淨溢利	
	截至六月三十日止六個月	
	二零零七年	二零零六年
	未經審核	未經審核
	千港元	千港元
基建	**171,620**	127,700
公用事業	**75,300**	71,740
消費品	**90,700**	54,600
零售及其他	**156,630**	(11,860)
	494,250	242,180

股息

董事會議決宣派截至二零零七年六月三十日止六個月中期現金股息每股10港仙(二零零六年:10港仙),另派發特別現金股息每股10港仙(二零零六年:無)。本公司將於二零零七年十一月九日(星期五)向於二零零七年十月十日(星期三)名列本公司股東名冊之股東派發該兩項的股息。

概要

未經審核中期業績及股息

財務要點（未經審核）

	截至六月三十日止六個月		
	二零零七年	二零零六年	變動
	千港元	千港元	%
營業收入	**3,939,991**	3,415,514	+15.4%
毛利	**1,339,358**	1,190,007	+12.6%
經營業務溢利	**956,938**	186,955	+411.9%
期間溢利	**843,241**	110,488	+663.2%
本公司股東應佔溢利	**637,688**	13,988	+4458.8%
中期股息	**10港仙**	10港仙	0%
特別股息	**10港仙**	–	不適用
每股盈利－基本	**102港仙**	2港仙	+5000%

截至二零零七年六月三十日止六個月
持續經營業務的營業收入



十億港元
5
4
3
2
1
0
3.42
3.94
二零零六年
二零零七年

截至二零零七年六月三十日止六個月
本公司股東應佔溢利



百萬港元
800
600
400
200
0
13.99
637.69
二零零六年
二零零七年

公司架構

於二零零七年九月十八日



北京控股集團有限公司
大部份為北京市政府所屬的其他機構
72.72%
27.28%
北京企業投資有限公司
公眾投資者
39.61%
27.22%
33.17%
北京控股有限公司# 股份代號：392
公用事業及基建
96%
首都機場高速公路
55%
深圳石觀公路
100%
北控水務
100%
北京市燃氣集團
消費品
80%
燕京啤酒
54.1%
燕京啤酒股份有限公司ʸ 股份代號：000729
49.96%
燕京惠泉* 股份代號：600573
76.33%
燕京桂林漓泉
81.25%
燕京包頭
各異
在中國其他城市的啤酒生產及銷售業務
51%
順興葡萄酒廠
科技等其他業務
40.93%
北京發展# 股份代號：154
30.41%
衡浪平台π 股份代號：8178
97.99%
北控高科
24.5%
中生北控生物科技π 股份代號：8247
75%
龍慶峽旅遊

* 在上海證券交易所上市

ʸ 在深圳證券交易所上市

\# 在香港聯合交易所有限公司(「聯交所」)主板上市

π 在聯交所創業板上市

公司資料

專業顧問:

核數師

安永會計師事務所

法律顧問

香港法律:
孖士打律師行

中國法律:
海問律師事務所

美國法律:
蘇利文·克倫威爾美國法律事務所

主要往來銀行:

香港:
中國銀行(香港)有限公司
交通銀行·香港分行
法國國家巴黎銀行·香港分行
星展銀行
東方匯理銀行·香港分行
瑞穗實業銀行·香港分行
荷蘭合作銀行·香港分行

中國大陸:
中國農業銀行
中國銀行
中國建設銀行
廣東發展銀行
中國工商銀行

美國預託票據存託銀行:
The Bank of New York

公司資料

一般資料：

註冊辦事處

香港灣仔
港灣道18號
中環廣場43樓4301室
電話：(852) 2915 2898
傳真：(852) 2857 5084

網站

http://www.behl.com.hk

股份代號

392

公司秘書

譚振輝先生 *CPA CFA*

股份過戶登記處

登捷時有限公司
香港
皇后大道東28號
金鐘匯中心26樓

董事：

執行董事

衣錫群先生 *(主席)*
張虹海先生 *(副主席兼行政總裁)*
李福成先生 *(副主席)*
白金榮先生 *(副主席)*
周　思先生 *(副主席)*
劉　凱先生 *(副總裁)*
郭普金先生
鄂　萌先生 *(副總裁)*
雷振剛先生
姜新浩先生 *(副總裁)*
譚振輝先生

獨立非執行董事

劉漢銓先生
李東海博士
王憲章先生
武捷思先生
白德能先生

Beijing Enterprises Holdings Limited

2007 中期報告

股份代號 392

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(website: www.behl.com.hk)

(Stock Code: 392)

ANNOUNCEMENT

PRICE-SENSITIVE INFORMATION

This announcement is made pursuant to Rule 13.09(1) of the Listing Rules.

The board of the Company is pleased to announce that on 18 September 2007, BCED, an indirect subsidiary of the Company, entered into a letter of intent with CDC. Pursuant to the letter of intent, BCED and CDC agree to establish a joint venture for the investment, construction and operation of expressway projects surrounding Beijing Capital Airport. Details of the joint venture are to be determined upon execution of the joint venture agreement between the parties.

In the event that entering into the joint venture agreement constitutes a notifiable transaction of the Company, further announcement will be made by the Company in compliance with the Listing Rules.

As entering into the joint venture agreement for the investment, construction and operation of the Airport Expressway Project may or may not be realised, shareholders of the Company are advised to exercise caution when dealing in shares of the Company.

This announcement is made pursuant to Rule 13.09(1) of the Listing Rules.

The board of the Company is pleased to announce that on 18 September 2007, BCED, an indirect subsidiary of the Company, entered into a letter of intent with CDC relating to a joint venture for the investment, construction and operation of expressway projects surrounding Beijing Capital Airport ("Letter of Intent").

Pursuant to the Letter of Intent, the parties plan to invest in the construction of and operate Airport Expressway Project. The Southern Extensions of the Beijing Capital Airport will be approximately 20.47 km in length, starting from Huang Gang Flyover of Jingcheng Expressway on the west to Li Qiao of Northern 6th Ring Road on the east. The Northern Extensions of Beijing Capital Airport will start from Lutong Village of Beiqijia Town in Changping District to Northern Outer Ring Road of Beijing Capital Airport with a total length of 11.29 km. The initial estimation of investment amount in the Airport Expressway Project is approximately RMB6.58 billion. The parties will actively seek financial subsidies and the grant of a 25-year concession right of Airport Expressway Project in the form of investment, construction and operation from Beijing Municipal Government. The Airport Expressway Project will be transferred to the relevant institutions authorised by the Beijing Municipal Government with nil consideration upon the expiry of the concession. To ensure a reasonable investment return for BCED, CDC will not participate in dividend distribution for the first 10 years of the concession.

The Letter of Intent only sets out the general understanding of the joint venture, details of which are to be determined upon execution of the joint venture agreement between the parties. In the event that entering into the joint venture agreement constitutes a notifiable transaction of the Company, further announcement will be made by the Company in compliance with the Listing Rules.

The core business of the Group is construction and operation of infrastructure and public utilities. The Company will actively invest in expressway projects of Beijing. The Company's investment in expressway network of Beijing Capital Airport will be enhanced upon the realisation of the Letter of Intent.

To the best knowledge of directors of the Company, CDC, other than beneficially holding 2% of equity interests in BCED, is a third party independent of the Company and its connected persons under the Listing Rules.

As entering into the joint venture agreement for the investment, construction and operation of the Airport Expressway Project may or may not be realised, shareholders of the Company are advised to exercise caution when dealing in shares of the Company.

For the purpose of this announcement, capitalised terms appearing herein shall, unless the context otherwise admits, have the meanings set out below:

"Airport Expressway Project"	the investment, construction and operation of Northern and Southern Extensions of Beijing Capital Airport
"CDC"	Beijing City Capital Highway Development Group Co., Ltd.* (北京市首都公路發展集團有限責任公司), a company established in the PRC with limited liability. Its principle activities are construction, operation and maintenance of highways
"BCED"	Beijing Capital Expressway Development Co., Ltd, a joint venture company established in the PRC and is beneficially held by each of the Company and CDC as to 96% and 2%
"Company"	Beijing Enterprises Holdings Limited, a company incorporated in Hong Kong and its shares are listed on the Main Board of the Stock Exchange
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited
"PRC"	the People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"Stock Exchange"	the Stock Exchange of Hong Kong Limited

By order of the Board
Tam Chun Fai
Executive Director & Company Secretary

* *for identification purpose only*

Hong Kong, 18 September 2007

The directors of the Company as at the date of this announcement are as follows:

Executive Directors:
Yi Xi Qun, Zhang Hong Hai, Li Fu Cheng, Bai Jin Rong, Zhou Si, Liu Kai, Guo Pu Jin, E Meng, Lei Zhen Gang, Jiang Xin Hao, Tam Chun Fai

Independent Non-executive Directors:
Lau Hon Chuen, Ambrose, Lee Tung Hai, Leo, Wang Xian Zhang, Wu Jiesi, Robert A. Theleen

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

(website: www.behl.com.hk)

(Stock code: 392)

INTERIM RESULTS ANNOUNCEMENT FOR THE SIX MONTHS ENDED 30 JUNE 2007

HIGHLIGHTS

- Revenue from continuing operations for the first half of 2007 amounted to approximately HK$3.94 billion, representing an increase of 15.4% over the corresponding period of last year.
- Profit attributable to shareholders of the Company for the first half of 2007 amounted to HK$638 million, representing an increase of more than forty times over the corresponding period of last year.
- Basic earnings per share amounted to HK$1.02.
- An interim cash dividend of HK10 cents per share and special cash dividend of HK10 cents per share are declared for the six months ended 30 June 2007.

UNAUDITED INTERIM RESULTS AND INTERIM DIVIDEND

The Board of Directors (the "Board") of Beijing Enterprises Holdings Limited (the "Company") is pleased to announce the unaudited interim consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2007 and the unaudited condensed consolidated balance sheet of the Group as at 30 June 2007 with the comparative figures in 2006. The consolidated revenue of the Group from continuing operations was HK$3.94 billion for the first half of 2007, increased by 15.4% comparing to the corresponding period of last year. Profit attributable to shareholders of the Company was HK$638 million, marked a record high of the Company, representing an increase of more than forty times over the corresponding period of last year.

Stripping off the aggregate of the net exceptional gain of HK$143 million arising from the deemed disposal of interest in Beijing Development (Hong Kong) Limited ("Beijing Development") and share of gain on deemed disposal and sale of its holding shares of Xteam Software International Limited ("Xteam"), profit attributable to shareholders of the Company increased by 104.1% to HK$494 million which was mainly driven by strong profit growth of Beijing Yanjing Brewery Co., Ltd. ("Yanjing Brewery") and Beijing Capital Airport Expressway ("Airport Expressway").

Net profit before exceptional items contributed by each business segment during the period was as follows:

	Net profit before exceptional items for the six months ended 30 June	
	2007	2006
	HK'000	*HK'000*
	Unaudited	Unaudited
Infrastructure	**171,620**	127,700
Utilities	**75,300**	71,740
Consumer products	**90,700**	54,600
Retail and others	**156,630**	(11,860)
	494,250	242,180

The Board has resolved to declare an interim cash dividend of HK10 cents per share and special cash dividend of HK10 cents per share for the six months ended 30 June 2007 (2006: HK10 cents) payable on 9 November 2007 to shareholders whose names appear on the Register of Members of the Company on 10 October 2007.

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30 June 2007

	Notes	For the six months ended 30 June 2007 Unaudited HK$'000	2006 Unaudited HK$'000
CONTINUING OPERATIONS:			
REVENUE	2	**3,939,991**	3,415,514
Cost of sales		**(2,600,633)**	(2,225,507)
Gross profit		**1,339,358**	1,190,007
Gain on deemed disposal of interest in a subsidiary		**–**	139,363
Other income and gains, net	3	**371,176**	128,088
Selling and distribution costs		**(393,957)**	(393,335)
Administrative expenses		**(325,869)**	(398,322)
Dilution loss on share reform of a subsidiary		**–**	(429,877)
Other operating expenses, net		**(33,770)**	(48,969)
PROFIT FROM OPERATING ACTIVITIES		**956,938**	186,955
Finance costs	4	**(59,993)**	(62,160)
Share of profits and losses of:			
Jointly-controlled entities		**–**	(922)
Associates		**66,491**	8,039
PROFIT BEFORE TAX	5	**963,436**	131,912
TAX	6	**(120,195)**	(90,000)
PROFIT FOR THE PERIOD FROM CONTINUING OPERATIONS		**843,241**	41,912
DISCONTINUED OPERATIONS:			
Profit for the period from discontinued operations	7	**–**	68,576
PROFIT FOR THE PERIOD		**843,241**	110,488

	Notes	For the six months ended 30 June 2007 Unaudited HK$'000	2006 Unaudited HK$'000
ATTRIBUTABLE TO:			
Shareholders of the Company:			
Continuing operations		**637,688**	(8,242)
Discontinued operations		**–**	22,230
		637,688	13,988
Minority interests		**205,553**	96,500
		843,241	110,488
DIVIDEND			
Interim	*8*	**103,839**	62,250
Special		**103,839**	–
		207,678	62,250
EARNINGS/(LOSS) PER SHARE ATTRIBUTABLE TO SHAREHOLDERS OF THE COMPANY	*9*		
Basic			
– For profit for the period		**HK$1.02**	HK$0.02
– For profit/(loss) from continuing operations		**HK$1.02**	HK$(0.01)
Diluted			
– For profit for the period		**HK$0.82**	HK$0.02
– For profit/(loss) from continuing operations		**HK$0.82**	HK$(0.01)

CONDENSED CONSOLIDATED BALANCE SHEET

30 June 2007

	Note	30 June 2007 Unaudited HK$'000	31 December 2006 Audited HK$'000
ASSETS			
Non-current assets:			
Property, plant and equipment		**15,953,448**	7,681,882
Investment properties		**274,961**	272,904
Prepaid land premiums		**805,309**	302,757
Goodwill		**6,970,417**	44,177
Other intangible assets		**1,443,649**	1,450,584
Interests in jointly-controlled entities		**2,982,528**	1,921
Interests in associates		**653,245**	519,854
Prepayments, deposits and other receivables		**26,924**	130,008
Restricted cash and pledged deposits		**6,674**	2,200
Available-for-sale investments		**379,462**	352,914
Deferred tax assets		**184,941**	663
Total non-current assets		**29,681,558**	10,759,864
Current assets:			
Prepaid land premiums		**18,831**	8,086
Inventories		**1,750,807**	1,648,707
Amounts due from customers for contract work		**432**	–
Trade and bills receivables	*10*	**1,311,433**	458,313
Prepayments, deposits and other receivables		**1,022,571**	1,644,518
Financial assets at fair value through profit or loss		**6,578**	9,706
Taxes recoverable		**10,783**	27,258
Restricted cash and pledged deposits		**78,071**	59,305
Cash and cash equivalents		**4,134,681**	2,708,395
Total current assets		**8,334,187**	6,564,288
TOTAL ASSETS		**38,015,745**	17,324,152

	Notes	30 June 2007 Unaudited HK$'000	31 December 2006 Audited HK$'000
EQUITY AND LIABILITIES			
Equity attributable to shareholders of the Company:			
Issued capital	11	**103,788**	62,250
Reserves		**21,528,501**	8,683,955
Proposed dividend		**207,678**	124,500
		21,839,967	8,870,705
Minority interests		**4,331,854**	4,189,100
TOTAL EQUITY		**26,171,821**	13,059,805
Non-current liabilities:			
Bank and other borrowings		**3,284,398**	566,998
Convertible bonds		**–**	464
Defined benefits plans		**192,996**	–
Deferred income		**18,895**	–
Other long term liabilities		**36,680**	21,570
Deferred tax liabilities		**35,759**	20,512
Total non-current liabilities		**3,568,728**	609,544
Current liabilities:			
Trade and bills payables	12	**1,695,336**	733,615
Amounts due to customers for contract work		**15,378**	–
Other payables and accruals		**4,451,188**	1,036,140
Taxes payable		**856,000**	551,098
Bank and other borrowings		**1,257,294**	1,333,950
Total current liabilities		**8,275,196**	3,654,803
TOTAL LIABILITIES		**11,843,924**	4,264,347
TOTAL EQUITY AND LIABILITIES		**38,015,745**	17,324,152

Notes:

1. Basis of preparation

The unaudited condensed interim consolidated financial statements for the six months ended 30 June 2007 are prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting". The accounting policies and basis of preparation adopted in the preparation of these interim financial statements are the same as those used in the annual financial statements for the year ended 31 December 2006.

2. Segment information

The Group's operating businesses are structured and managed separately, according to the nature of their operations and the products and services they provide. Each of the Group's business segments represents a strategic business unit that offers products and services which are subject to risks and returns that are different from those of the other business segments. The following tables present revenue and results for the Group's business segments.

For the six months ended 30 June 2007

	Continuing operations					Discontinued operations				
	Brewery operation Unaudited *HK$'000*	Expressway and toll road operations Unaudited *HK$'000*	Water treatment operations Unaudited *HK$'000*	Corporate and others Unaudited *HK$'000*	Total Unaudited *HK$'000*	Retail operation Unaudited *HK$'000*	Others Unaudited *HK$'000*	Total Unaudited *HK$'000*	Eliminations Unaudited *HK$'000*	Consolidated Unaudited *HK$'000*
Segment revenue:										
Sales to external customers	3,308,576	288,810	267,968	74,637	3,939,991	-	-	-	-	3,939,991
Intersegment sales	-	-	-	-	-	-	-	-	-	-
Other income and gains, net	46,872	5,340	4,343	69,851	126,406	-	-	-	-	126,406
Total	3,355,448	294,150	272,311	144,488	4,066,397	-	-	-	-	4,066,397
Segment results	376,132	231,079	91,125	13,832	712,168	-	-	-		712,168
Unallocated income and gains, net					244,770			-		244,770
Profit from operating activities					956,938			-		956,938
Finance costs					(59,993)			-		(59,993)
Share of profits and losses of:										
Associates	(350)	-	-	66,841	66,491			-		66,491
Profit before tax					963,436			-		963,436
Tax					(120,195)			-		(120,195)
Profit for the period					843,241			-		843,241

For the six months ended 30 June 2006

	Continuing operations					Discontinued operations				
	Brewery operation Unaudited *HK$'000*	Expressway and toll road operations Unaudited *HK$'000*	Water treatment operations Unaudited *HK$'000*	Corporate and others Unaudited *HK$'000*	Total Unaudited *HK$'000*	Retail operation Unaudited *HK$'000*	Others Unaudited *HK$'000*	Total Unaudited *HK$'000*	Eliminations Unaudited *HK$'000*	Consolidated Unaudited *HK$'000*
Segment revenue:										
Sales to external customers	2,676,009	250,978	248,208	240,319	3,415,514	2,769,178	175,047	2,944,225	–	6,359,739
Intersegment sales	–	–	–	226	226	–	–	–	(226)	–
Other income and gains, net	42,752	765	1,243	13,168	57,928	59,798	3,593	63,391	–	121,319
Total	2,718,761	251,743	249,451	253,713	3,473,668	2,828,976	178,640	3,007,616	(226)	6,481,058
Segment results	252,005	159,742	83,159	(54,232)	440,674	178,812	(70,324)	108,488		549,162
Unallocated income and gains, net					209,523			21,520		231,043
Unallocated expenses					(463,242)			–		(463,242)
Profit from operating activities					186,955			130,008		316,963
Finance costs					(62,160)			(10,850)		(73,010)
Share of profits and losses of:										
Jointly-controlled entities	–	–	–	(922)	(922)	(4,785)	(597)	(5,382)		(6,304)
Associates	(239)	–	–	8,278	8,039	(660)	–	(660)		7,379
Profit before tax					131,912			113,116		245,028
Tax					(90,000)			(44,540)		(134,540)
Profit for the period					41,912			68,576		110,488

3. **Other income and gains, net**

	For the six months ended 30 June	
	2007	2006
	Unaudited	Unaudited
	HK$'000	*HK$'000*
Other income		
Bank interest income	**21,765**	39,757
Investment income	**–**	2,106
Corporate income tax and value-added tax refund	**7,915**	9,943
Others	**232,479**	104,992
	262,159	156,798
Gains, net		
Gain on partial disposal of interests in subsidiaries	**–**	39,850
Gain on deemed disposal of interests in an associate	**61,368**	–
Others	**47,649**	16,351
	109,017	56,201
	371,176	212,999
Attributable to:		
Continuing operations reported in the condensed consolidated income statement	**371,176**	128,088
Discontinued operations – note 7	**–**	84,911
	371,176	212,999

4. Finance costs

	For the six months ended 30 June	
	2007	2006
	Unaudited	Unaudited
	HK$'000	*HK$'000*
Interest on bank loans and other loans wholly repayable within five years	**50,778**	69,526
Interest on convertible bonds	**–**	1,270
Interest on other loans	**9,215**	2,214
	59,993	73,010
Attributable to:		
Continuing operations reported in the condensed consolidated income statement	**59,993**	62,160
Discontinued operations – note 7	**–**	10,850
	59,993	73,010

5. Profit before tax

The Group's profit before tax (including those attributable to discontinued operations) is arrived at after charging:

	For the six months ended 30 June	
	2007	2006
	Unaudited	Unaudited
	HK$'000	*HK$'000*
Depreciation	**295,246**	330,076
Amortisation of intangible assets	**55,369**	54,197

6. **Tax**

	For the six months ended 30 June	
	2007	2006
	Unaudited	Unaudited
	HK$'000	*HK$'000*
Current – PRC		
Hong Kong	**–**	150
Mainland China	**105,252**	131,986
Deferred	**14,943**	2,404
Total tax charge for the period	**120,195**	134,540
Attributable to:		
Continuing operations reported in the condensed consolidated income statement	**120,195**	90,000
Discontinued operations – note 7	**–**	44,540
	120,195	134,540

Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profits arising in Hong Kong during the period. The income tax provision in respect of operations in Mainland China is calculated at the applicable tax rates on the estimated assessable profits for the period based on existing legislation, interpretations and practices in respect thereof. In accordance with the relevant tax rules and regulations in Mainland China, certain of the Company's subsidiaries enjoy income tax exemptions and reductions.

7. **Discontinued operations**

The Group's discontinued operations in the period ended 30 June 2006 represented the retail and property construction and development operations operated by Beijing Wangfujing Department Store (Group) Co., Ltd.. Further details of the disposal are set out in notes 12 and 46(a) to the financial statements of the Company for the year ended 31 December 2006 as included in the Company's annual report for that year.

8. **Dividend**

On 18 September 2007, the Board declared an interim cash dividend of HK10 cents per share (2006: HK10 cents) and special cash dividend of HK10 cents (2006: Nil), totalling HK$207,678,000 (2006: HK$62,250,000).

9. Earnings/(loss) per share attributable to shareholders of the Company

The calculation of basic earnings per share amounts for the period is based on the unaudited profit attributable to shareholders of the Company for the period, and the weighted average number of 627,971,602 (2006: 622,500,000) ordinary shares in issue during the period.

The calculation of diluted earnings per share amounts for the period is based on the unaudited profit attributable to shareholders of the Company for the period, where applicable, adjusted to reflect the impact of the acquisition of Beijing Gas Group (BVI) Co., Ltd. ("Beijing Gas BVI"). Pursuant to the sale and purchase agreement related to the acquisition of Beijing Gas BVI (the "Beijing Gas Sale and Purchase Agreement") dated 10 April 2007, the Company agreed to issue 411,250,000 ordinary shares of the Company as part of the consideration. The acquisition was completed at 29 June 2007. These shares are potential ordinary shares and deemed to have been issued since the date of the Beijing Gas Sale and Purchase Agreement. The profit attributable to shareholders of the Company for the period, where applicable, is adjusted to reflect the effect of the profit of Beijing Gas BVI on the profit attributable to shareholders of the Company assuming the acquisition was completed on the date of the Beijing Gas Sale and Purchase Agreement. The weighted average number of ordinary shares was calculated assuming the shares were issued on the date of the Beijing Gas Sale and Purchase Agreement. The exercise or conversion of all outstanding convertible bonds of Beijing Yanjing Brewery Company Limited, an A shares subsidiary listed in the PRC of the Group, and the exercise of the outstanding share options of Beijing Development and Xteam did not have a material diluting effect or had an anti-dilutive effect on the Group's earnings per share for the period.

The calculation of the basic and diluted earnings per share amounts is based on the following data:

	For the six months ended 30 June	
	2007	2006
	Unaudited	Unaudited
	HK$'000	*HK$'000*
Earnings/(loss):		
Profit/(loss) for the period attributable to shareholders of the Company, used in the basic earnings per share calculation		
From continuing operations	**637,688**	(8,242)
From discontinued operations – note 7	**–**	22,230
	637,688	13,988
Profit from Beijing Gas BVI attributable to shareholders of the Company assuming the acquisition completed on the date of the Beijing Gas Sale and Purchase Agreement	**31,200**	–
Profit for the period attributable to shareholders of the Company, used in the diluted earnings per share calculation	**668,888**	13,988

	For the six months ended 30 June	
	2007	2006
	Unaudited	Unaudited
	HK$'000	*HK$'000*
Attributable to:		
Continued operations	**668,888**	(8,242)
Discontinued operations – note 7	**–**	22,230
	668,888	13,988
Number of ordinary shares:		
Weighted average number of ordinary shares in issue during the period used in the basic earnings/(loss) per share calculation	**627,971,602**	622,500,000
Effect of issue of shares for acquisition of Beijing Gas BVI assuming the shares issued on the date of the Beijing Gas Sale and Purchase Agreement	**181,767,956**	–
Effect of dilution of share options – weighted average number of ordinary shares	**5,072,044**	–
Weighted average number of ordinary shares used in the diluted earnings per share calculation	**814,811,602**	622,500,000

10. **Trade and bills receivables**

The various group companies have different credit policies, depending on the requirements of their markets and the businesses which they operate. Aged analyses of trade and bills receivables are prepared and closely monitored in order to minimise any credit risk associated with receivables.

An aged analysis of the Group's trade and bills receivables as at the balance sheet date, based on the invoice date and net of impairment, is as follows:

	30 June 2007	31 December 2006
	Unaudited	Audited
	HK$'000	*HK$'000*
Within one year	**1,168,904**	439,738
One to two years	**116,183**	8,485
Two to three years	**10,057**	5,139
Over three years	**16,289**	4,951
	1,311,433	458,313

11. **Issued capital**

	30 June 2007	31 December 2006
	Unaudited	Audited
	HK$'000	*HK$'000*
Authorised:		
2,000,000,000 ordinary shares of HK$0.1 each	**200,000**	200,000
Issued and fully paid:		
1,037,880,000 (2006: 622,500,000) ordinary shares of HK$0.1 each	**103,788**	62,250

Pursuant to the Beijing Gas Sale and Purchase Agreement, 411,250,000 ordinary shares of the Company were issued at HK$18.48 each to the vendor, Beijing Enterprises Group (BVI) Company Limited, as part of the consideration. The acquisition of Beijing Gas BVI was completed at 29 June 2007. The market value of the shares issued was HK$29.70 per share.

In addition, during the six months ended 30 June 2007, 3,830,000 and 300,000 ordinary shares of the Company were allotted at HK$12.55 and HK$20.60 each, respectively, upon the exercise of the share options of the Company for a total cash consideration, before expenses, of HK$54,246,500.

12. Trade and bills payables

An aged analysis of the Group's trade and bills payables as at the balance sheet date, based on invoice date, is as follows:

	30 June 2007 Unaudited *HK$'000*	31 December 2006 Audited *HK$'000*
Within one year	**1,668,098**	709,773
One to two years	**17,214**	15,451
Two to three years	**1,440**	1,948
Over three years	**8,584**	6,443
	1,695,336	733,615

13. Events after the balance sheet date

On 2 August 2007, Beijing Anling Water Technology Company Limited ("BAWT"), a jointly-controlled entity of the Group, entered into a franchise agreement with 北京市水務局(Beijing Water Bureau), pursuant to which BAWT will be granted a franchise right in the finance, investment, design, construction, management and operation of the Plant A of Beijing No. 10 Water Treatment Plant for a period of 23 years commencing from the effective day of the franchise agreement.

On 16 August 2007, Beijing Enterprises Treasury Company Limited ("BJ Treasury"), a subsidiary of the Group, entered into a share transfer agreement with Ever Sincere Investment Limited ("Ever Sincere"), pursuant to which BJ Treasury has conditionally agreed to sell its 51% equity interest in Beijing Enterprises Ever Source Limited ("BEES"), to Ever Sincere at an aggregate consideration of HK$157,498,141 to be settled in cash. Upon completion of the transaction under the agreement, the Group will no longer hold any equity interest in BEES.

14. Comparative amounts

Certain comparative amounts have been reclassified, where appropriate, in order to conform to the current period's presentation.

MANAGEMENT DISCUSSION AND ANALYSIS

SCOPE OF CONSOLIDATION

The Company has consolidated Beijing Gas Group Company Limited ("Beijing Gas") in the Group after the completion date of acquisition on 29 June 2007. Its financial position has already been included in the Group's unaudited condensed consolidated balance sheet as at 30 June 2007 and its results will be consolidated from the date thereafter. The profit after tax from Beijing Gas was approximately RMB505 million for the first half of 2007 and sale of natural gas was more than 2 billion cubic metres for the period.

The Group's effective interest in Beijing Development has been diluted from 55.81% to 46.57% upon the issuance of new shares by Beijing Development in December 2006 as disclosed in the Company's 2006 financial statements. Beijing Development ceased to be a subsidiary and became an associate of the Group thereafter.

BUSINESS REVIEW

I. Infrastructure and Utilities

1. Toll Roads

Airport Expressway achieved record traffic volume of 26.63 million vehicles in the first half of the year, representing a growth of 9.5%. Revenue increased 16.1% to HK$248.5 million and attributable profit to the Group increased 34.8% to HK$160.3 million in the same period. Northern Extension of the Airport Expressway (機場北線) has started operations since the last quarter of last year, its business results were not taken up by the Group because the commercial terms are subject to finalisation.

The traffic volume of Shenzhen Shiguan Road remained steady at 4.73 million vehicles in the first half of the year. Revenue also remained steady at approximately HK$40.3 million and profit attributable to the Group increased 29.2% to approximately HK$11.4 million.

2. *Water Treatment Concession*

The attributable profit of Beijing No. 9 water treatment concession to the Group was HK$75.3 million which is comparable with last period. The Group is actively pursuing investment opportunities in the water treatment sector and intends to raise the weighting of profit contribution from this sector in the Group.

II. Consumer Products

1. ***Beer operations***

Yanjing Brewery achieved another record breaking sales volume in the first half of 2007, overall sales volume of beer operations managed by Yanjing Brewery increased 17% to 1.95 million tons. Revenue increased by approximately 23.6% to HK$3.31 billion due to product price increase and appreciation of Reminbi exchange rate. Profit attributable to the Group jumped 62.3% to approximately HK$88.5 million due to improved profit margin and turnaround situation of certain regional brewery operations in the PRC.

2. ***Winery operations***

Both revenue and operating profit of Beijing Shun Xing Winery Co., Ltd. recovered healthily in the first half of the year due to strong demand for consumer products amid a buoyant stock and property market in the PRC.

III. Other Business

Longqingxia remained the only tourism site in the Group, revenue for the first half of the year was HK$30.4 million, attributable profit from operations to the Group was HK$0.2 million. The Company will look for opportunity to divest Longqingxia and completely withdraw from tourism sector.

Information technology business carried by Beijing Development and Xteam was operating under very competitive environment. Nevertheless, Beijing Development has officially launched the Smart Card program in Beijing and has issued more than 12.9 million cards up to now. Steady profit contribution is expected from the smart card business once the commercial terms are settled later on.

Riding on the very prosperous Hong Kong stock market in the first half of the year, Beijing Development and its subsidiary Xteam placed new shares respectively and generated gains on deemed disposals of interest for the Group. Also, Beijing Development placed down its holding shares of Xteam and recorded significant exceptional gain in its accounts. To sum up, the Group derived net exceptional gains of HK$143 million from the various deemed disposals of interest in Beijing Development and Xteam and the sales of Xteam's shares in the first half of the year.

FINANCIAL REVIEW

I. Analysis of Financial Results

1. Revenue

Revenue from continuing business increased by 15.4% to HK$3.94 billion mainly due to steady growth of beer business of Yanjing Brewery.

Revenue in the infrastructure segment comprising the two toll roads increased 15.1% to HK$289 million. Revenue of the consumer products segment increased 23.8% to HK$3.35 billion mainly driven by the strong growth of beer business in Guangxi, Inner Mongolia and Fujian.

Revenue contributions from other business segments were segment relatively insignificant to the Group.

2. Profit before Taxation

(a) Gross profit margin

Overall gross profit margin for the period under review was 34%, improved slightly comparing to corresponding period last year (excluding results of Beijing Development and its subsidiaries) mainly due to higher product prices of Yanjing Brewery as a result of higher growth in premium sector and price hike for certain mass market products. Toll roads remained the most profitable business due to their relatively fixed cost structure.

(b) Share of results of associates

During the period under review, Beijing Development (including Xteam), the associates of the Group captured the opportunities of the very prosperous stock market in Hong Kong and placed new shares and old shares of Xteam to fund their respective expansion programs. As the placing prices were significantly higher than the relevant net asset values, the Company was able to share significant net exceptional gains on deemed disposal of interests in Xteam in the first half of the year.

(c) Other income and gains, net

Other income increased by HK$243.1 million mainly due to write back certain provisions of fixed assets and other receivables amounted to HK$98.4 million. Moreover, as a result of placing of Beijing Development's new shares during the period, the Company had recorded HK$61.4 million gain on deemed disposal of interest in Beijing Development.

(d) Income Tax rate

Effective income tax rate declined significantly to approximately 12.5% due to the lower weighted average tax rate from Airport Expressway and Yanjing's beer operations. Also, the net exceptional gains derived in Hong Kong were capital in nature and were not subject to tax.

II. Financial Position of the Group

1. Capital and Shareholders' Equity

As at 30 June 2007, the Company has a total of 1,037,880,000 issued share capital and total shareholders' equity increased significantly by HK$13.11 billion, which was mainly due to the completion of the acquisition of the Beijing Gas. Minority interests amounted to HK$4.33 billion.

2. ***Borrowings***

The Group's bank and other borrowings amounted to HK$4.54 billion as at 30 June 2007, which mainly comprised a five-year syndicated loan of the Company amounting to HK$2.1 billion and working capital loans of HK$2.44 billion carried by the Company's PRC subsidiaries. Approximately 46.2% of the bank and other borrowings of the Group were borrowed in Hong Kong dollars, 43.6% in Renminbi and the remaining in US dollars. The Group has a net debt to equity ratio (defined as cash netting off total bank and other borrowings) of 1.5% as at 30 June 2007.

3. ***Bank Deposits***

As at 30 June 2007, cash and bank deposits held by the Group amounted to HK$4.22 billion. At present, the Group has a strong net current assets of HK$129 million. The Group maintains sufficient banking facilities for its working capital requirement and its balance sheet position has plenty of room to gear up for significant investment opportunities arise.

4. ***Goodwill***

The increase in balance of goodwill mainly represents the excess of the fair value of the consideration for acquisition of Beijing Gas over the net fair value of identifiable assets acquired and liabilities and contingent liabilities assumed of Beijing Gas at the date of completion of acquisition.

5. ***Interests in jointly-controlled entities***

This mainly represents Beijing Gas's 40% equity interests in Beijing Hua You Gas Company Limited (北京華油天然氣有限責任公司), which is engaged in the transmission of natural gas business.

6. ***Other payables and accruals***

The significant increase was mainly due to consolidation of receipt in advance of gas fees of Beijing Gas, which amounted to HK$793 million, and HK$731 million payables related to capital expenditures of Beijing Gas.

III. Risk management

The Group's major financial instruments include equity investments, borrowings, trade receivables, trade payables, other receivables, other payables and bank balances and cash. The management adopts and applies the following policies to manage and monitor financial risks.

1. Provision for diminution is made according to Group's accounting policy or where a permanent impairment in value has taken place or there is evidence of reduction in recoverability of the cash flows;

2. Review market trends on interest rates and exchange rates movements, assess potential financial impact on the Group's operation and financial position. Effective hedging instruments can be used to level off dramatic market movements should a need arises.

3. The Group's cash and bank deposits should be placed with financial institutions with strong credit rating and good reputation.

PROSPECTS

The core businesses, including toll roads and beer operations, performed strongly in the first half of the year and are expected to maintain their strong momentum in the second half of the year. Water treatment concession remained a significant cash contributor to the Group. The outlook for information technology business has become more promising in the foreseeable future.

On 29 June 2007, the Company has completed the acquisition of Beijing Gas, the largest integrated citywide natural gas distributor in the PRC with interests in midstream gas transportation business. The Company will start to consolidate the operating results of Beijing Gas in the second half year. Beijing Gas is expected to contribute a significant portion of the recurring profit of the Group in the future. Upon completion of the acquisition, the Group's asset base as well as recurring profit base have increased substantially. The Group's operating performance will be dominated by utilities and infrastructure business in the future.

SUBSEQUENT EVENTS

Please refer to note 13 to the condensed consolidated financial statements.

EMPLOYEE INFORMATION

At 30 June 2007, the Group had 34,400 employees. The employees are remunerated based on their work performance, professional experiences and prevailing industry practices. The Group's employee remuneration policy and package are periodically reviewed by the management. Apart from pension funds, discretionary bonuses and share options are awarded to certain employees according to the assessment of individual performance.

PURCHASE, REDEMPTION OR SALE OF LISTED SECURITIES OF THE COMPANY

The Company has not redeemed any of its shares during the period. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the period.

COMPLIANCE OF THE MODEL CODE FOR DIRECTORS' SHARE DEALING

All Directors have confirmed, following specific enquiry by the Company, that they complied with the required standards set out in the Model Code for Directors' Share Dealing as set out in Appendix 10 to the Listing Rules throughout the review period.

CORPORATE GOVERNANCE AND COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company is committed to building and maintaining high standards of corporate governance practices. Save the deviation as disclosed below, the Company has complied with the code provisions (the "Code Provisions") contained in Appendix 14 "Code on Corporate Governance Practices" of the Listing Rules throughout the six months ended 30 June 2007.

The non-executive directors (all are independent non-executive directors) of the Company are not appointed with specific terms, which deviates from the requirement of Code Provision A.4.1. However, in view of the fact that the non-executive directors are subject to retirement by rotation in accordance with the Company's Articles of Association, the Company considers that there are sufficient measures to ensure that the corporate governance standard of the Company is not less exacting than that of the Code Provisions.

AUDIT COMMITTEE

The Audit Committee comprises three independent non-executive directors, namely, Dr. Lee Tung Hai, Leo (Chairman of Audit Committee), Mr. Wang Xian Zhang and Mr. Wu Jiesi. The main duties of the committee include reviewing and providing supervision over the Company's financial reporting process and internal controls. The Audit Committee of the Company has already reviewed the unaudited interim results for the six months ended 30 June, 2007 and considers that appropriate accounting policies have been adopted in the preparation of relevant results and sufficient disclosures have been made.

PUBLICATION OF THE INTERIM RESULTS AND INTERIM REPORT

This results announcement is published on The Stock Exchange of Hong Kong Limited's (the "Stock Exchange") website (www.hkex.com.hk) and the Company's website (www.behl.com.hk). The 2007 Interim Report will be dispatched to Shareholders in late September 2007 and will be available at the Stock Exchange's website and the Company's website accordingly.

BOARD OF DIRECTORS

As at the date of this announcement, the Board of Directors of the Company comprises eleven executive directors, namely, Mr. Yi Xi Qun, Mr. Zhang Hong Hai, Mr. Li Fu Cheng, Mr. Bai Jin Rong, Mr. Zhou Si, Mr. Liu Kai, Mr. Guo Pu Jin, Mr. E Meng, Mr. Lei Zhen Gang, Mr. Jiang Xin Hao and Mr. Tam Chun Fai; five independent non-executive directors, namely, Mr. Lau Hon Chuen, Ambrose, Dr. Lee Tung Hai, Leo, Mr. Wang Xian Zhang, Mr. Wu Jiesi and Mr. Robert A. Theleen.

APPRECIATION

On behalf of the Board, I would like to express my sincere thanks to all the Group's employees for their continuous support and dedicated services.

By order of the Board
Yi Xi Qun
Chairman

Hong Kong, 18 September 2007

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(website: www.behl.com.hk)

(Stock Code: 392)

CONNECTED TRANSACTION IN RELATION TO DISPOSAL OF 51% EQUITY INTEREST IN Beijing Enterprises Ever Source Limited

The Company announces that on 16 August 2007 BJ Treasury entered into a share transfer agreement with Ever Sincere, pursuant to which BJ Treasury has conditionally agreed to sell to Ever Sincere 51% equity interest in BEES at an aggregate consideration of HK$157,498,141 to be settled in cash (the "Disposal Agreement").

Upon completion of the transaction under the Disposal Agreement, the Group will no longer hold any equity interest in BEES.

As Ever Sincere is a substantial shareholder of BEES, Ever Sincere is a connected person of the Company as defined under the Listing Rules. As the applicable percentage ratios set out in Rule 14.07 of the Listing Rules are more than 0.1% but less than 2.5%, the entering into of the Disposal Agreement constitutes connected transaction for the Company under Rule 14A.16(2) and is subject to the reporting and announcement requirements.

THE DISPOSAL AGREEMENT

Vendor : BJ Treasury

Purchaser : Ever Sincere

Terms of the Disposal Agreement

Pursuant to the Disposal Agreement, BJ Treasury has agreed to sell 51% equity interest in BEES at an aggregate consideration of HK$157,498,141 to be settled in cash by two installments in the manner set out below:

(i) HK$5,000,000 shall be paid within one month upon signing of the Disposal Agreement; and

(ii) HK$152,498,141 shall be paid no later than 31 August 2008;

The consideration has been arrived at after arm's length negotiations between the parties hereto with reference to BJ Treasury's attributable 51% equity interest in the unaudited net asset value of BEES as at 31 December 2006.

Upon completion of the Disposal Agreement, BJ Treasury shall have a charge over the 51% equity interest in BEES held by Ever Sincere to secure the installment payment of the consideration.

Condition Precedent

Completion of the Disposal Agreement is conditional upon the BJ Treasury receiving the sum of HK$78,810,470, which is the remaining balance of consideration payable to BJ Treasury, in accordance with the term of share transfer agreement dated 28 June 2006, under which BJ Treasury agrees to sell 36.78% equity interest in BEES at a consideration of HK$99,291,942. The transaction is disclosed in an announcement on 28 June 2006.

Completion

Completion is to take place on the day after the condition precedents have been satisfied.

BEES

BEES is a limited company incorporated in the British Virgin Islands on 15 November 2001. Its principle business activity is investment holding. The principal business activity of the group of BEES is production, sale and installation of heat pumps and geothermal energy systems.

The loss before taxation and minority interest of BEES was approximately RMB56,560,000 (equivalent to approximately HK$57,363,000) for the year ended 31 December 2005 and the loss after taxation and minority interest of BEES to the Company was approximately RMB45,462,000 (equivalent to approximately HK$46,108,000) for the year ended 31 December 2005.

Since the execution of Subcontracting Agreement, the Company has not participated in the daily management and operation of BEES' geothermal business. The Company would temporarily lose its control over BEES' geothermal business during the subcontracting period. Accordingly, results of BEES will not be consolidated into the Company's consolidated financial statements effective from 1 January 2006 onwards. The Company will be paid RMB12,516,400 (equivalent to approximately HK$12,694,000) as an annual subcontracting fee under the subcontracting period. The carrying value of investment in BEES is HK$52,186,000 as at 31 December 2006.

The aggregate proceeds from the transaction under the Disposal Agreement of HK$157,498,141 will be applied towards general working capital of the Company.

BJ Treasury and Ever Sincere hold 51% and 49% equity interest in BEES respectively. Upon completion of the transaction under the Disposal Agreement, BJ Treasury will no longer hold any equity interest in BEES. Accordingly, BEES will not be a subsidiary of the Group after the transaction under the Disposal Agreement.

REASON FOR THE DISPOSAL AGREEMENT

The Group has positioned itself as utilities conglomerate with urban energy services as its core business. The transaction under the Disposal Agreement will realign the asset structure of Group and facilitate effective management of resources. The Directors, including the Independent Non-executive Directors, believe that the terms of the Disposal Agreement is fair and reasonable and in the interests of the shareholders as a whole.

CONNECTED TRANSACTION

The Disposal Agreement

BEES is a limited company whose interest is held to 51% by BJ Treasury and 49% by Ever Sincere respectively. Ever Sincere is a substantial shareholder of BEES and a connected person of the Company. The transaction under Disposal Agreement hence constitutes a connected transaction for the Company. As the applicable percentage ratios set out in Rule 14.07 of the Listing Rules is more than 0.1% but less than 2.5%. The transaction under the Disposal Agreement constitutes a connected transaction for the Company for the purpose of Chapter 14A.16(2) and is subject to the reporting and announcement requirements.

DEFINITIONS

For the purposes of this announcement, capitalized terms appearing herein shall, unless the context otherwise admits, have the meanings set out below:

"BEES"	Beijing Enterprises Ever Source Limited, a company incorporated in the British Virgin Islands with limited liability and is held to 51% by BJ Treasury and 49% by Ever Sincere.
"BJ Treasury"	Beijing Enterprises Treasury Company Limited, a company incorporated in the British Virgin Islands with limited liability and is directly held to 100% by the Company. Its principle business activity is investment holding.
"Board"	the board of Directors
"Company"	Beijing Enterprises Holdings Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange.
"Director(s)"	the director(s) of the Company

"Disposal Agreement"	An agreement dated 16 August 2007 entered into between BJ Treasury and Ever Sincere pursuant to which BJ Treasury has conditionally agreed to sell to Ever Sincere a 51% equity interest in BEES
"Subcontracting Agreement"	An agreement dated 19 October 2006 entered into between BJ Treasury and Mr. Xu for the subcontracting of BEES' geothermal business.
"Ever Sincere"	Ever Sincere Investment Limited, a company incorporated in the British Virgin Islands with limited liability. Its principle business activity is investment holding. Ever Sincere is a substantial shareholder of BEES and therefore a connected person under the Listing Rules.
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Non-executive Directors"	the independent non-executive Directors, Mr. Lau Hon Chuen, Ambrose, Dr. Lee Tung Hai, Leo, Mr. Wang Xian Zhang, Mr. Wu Jiesi and Mr. Robert A. Theleen
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China, excluding Hong Kong, the Macau Special Administrative Region of the People's Republic of China and Taiwan for the purpose of this announcement

"RMB"	Renminbi, the lawful currency of the PRC
"Shareholder(s)"	the shareholder(s) of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"%"	per cent

By order of the Board
Tam Chun Fai
Executive Director & Company Secretary

Hong Kong, 16 August 2007

The directors of the Company as at the date of this announcement are as follows:

Executive Directors:

Yi Xi Qun; Zhang Hong Hai; Li Fu Cheng; Bai Jin Rong; Zhou Si; Liu Kai; Guo Pu Jin; E Meng; Lei Zhen Gang; Jiang Xin Hao; Tam Chun Fai

Independent Non-Executive Directors:

Lau Hon Chuen, Ambrose; Lee Tung Hai, Leo; Wang Xian Zhang; Wu Jiesi; Robert A. Theleen

The following exchange rates are used throughout this announcement (unless otherwise stated):

HK$1.00 = RMB0.986

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(website: www.behl.com.hk)
(Stock Code: 392)

ANNOUNCEMENT

PRICE-SENSITIVE INFORMATION

SUMMARY

This announcement is made pursuant to Rude 13.09(1) of the Listing Rules.

The Board is pleased to announce that on 2 August 2007, BAWT, a jointly-controlled company of the Company, entered into the Franchise Agreement with 北京市水務局 (Beijing Water Bureau*). Pursuant to which, BAWT will be granted a franchise right in the finance, investment, design, construction, management and operation of Plant A for a period of 23 years commencing from the effective day of the Franchise Agreement.

INTRODUCTION

This announcement is made pursuant to Rule 13.09(1) of the Listing Rules.

The Board is pleased to announce that on 2 August 2007, BAWT, a jointly-controlled company of the Company, entered into the Franchise Agreement with 北京市水務局 (Beijing Water Bureau*).

FRANCHISE AGREEMENT

Pursuant to Franchise Agreement, BAWT will be granted a franchise right in the finance, investment, design, construction, management and operation of Plant A and in the sale of purified water to 北京市自來水集團有限責任公司 (Beijing Municipal Waterworks (Group) Company Limited*)·for a period of 23 years commencing from the effective day of the Franchise Agreement. There is no franchise free payable to the government and at the expiration of franchise period, BAWT shall transfer without consideration the Plant A to the government.

The Plant A plans to have total purified water output capacity of 500,000 cubic metres per day. Subject to the government's final approval, the preliminary estimation of the total investment in the Plant A is approximately RMB 1.5 billion (approximately HK$1.5213 billion) and the Plant A will be 100% owned by BAWT, which is owned as to 50% by the Company and 50% by 金州水務集團股份有限公司 (Golden State Water Group Corporation*).

GENERAL

The core business of the Group is infrastructure and utilities business. It has been the Company's strategy to pursue investment opportunities in water sector. Upon signing the Franchise Agreement, the Directors expect the Company will strengthen its leading position in water purification sector in Beijing City.

Beijing Water Bureau is a governmental bureau of Beijing Municipal Government. To the best of the Director's knowledge, Beijing Water Bureau is a third party independent of the Company and the connected persons of the Company under the Listing Rules.

The Company's execution of Franchise Agreement does not constitute a notifiable transaction for the Company under the Listing Rules. This announcement is made for information of Shareholders and other investors only.

DEFINITIONS

"BAWT"	Beijing Anling Water Technology Company Limited, a company established in the PRC with limited liability and its principle activity is investment holding.
"Board"	the board of Directors

"Company"	Beijing Enterprises Holdings Limited, a company incorporated in Hong Kong and whose Shares are listed on the Main Board of the Stock Exchange
"Director(s)"	the director(s) of the Company
"Group"	the Company and its subsidiaries
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited
"Plant A"	Plant A of Beijing No. 10 Water Treatment Plant situate at Dingfuzhuang, Chaoyang District, Beijing, PRC.
"Franchise Agreement"	the franchise agreement entered into on 2 August 2007 between BAWT, and Beijing Water Bureau in relation to the finance, investment, design, construction, management and operation of the Plant A.
"PRC"	the People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"Shareholders"	the shareholders of the Company
"Share(s)"	ordinary share(s) of HK$0.10 each in the share capital of the Company

By order of the Board
Tam Chun Fai
Executive Director & Company Secretary

Hong Kong, 2 August 2007

The directors of the Company as at the date of this announcement are as follows:

Executive Directors:
Yi Xi Qun; Zhang Hong Hai; Li Fu Cheng; Bai Jin Rong; Liu Kai; Guo Pu Jin; Zhou Si; E Meng; Lei Zhen Gang; Jiang Xin Hao, Tam Chun Fai.

Independent Non-executive Directors:
Lau Hon Chuen, Ambrose; Lee Tung Hai, Leo; Wang Xian Zhang; Wu Jiesi; Robert A. Theleen

* *for identification purposes only*

The conversion of RMB in this announcement is based on the approximate exchange rate of HK$1.00 = RMB0.986

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(website: www.behl.com.hk)
(Stock Code: 392)

ANNOUNCEMENT

The Board is pleased to announce that the Acquisition has been completed on 30 June 2007.

Reference is made to the announcement of Beijing Enterprises Holdings Limited (the **"Company"**) dated 10 April 2007 (the **"Announcement"**). Unless otherwise stated, capitalised terms used in this announcement shall have the same meanings as defined in the Announcement.

The Board is pleased to announce that the Acquisition has been completed on 30 June 2007. The entire issued share capital of the Target Company has been transferred by the Vendor to the Company. The Company has paid HK$3,000,000,000 to the Vendor as part of the cash consideration and issued 411,250,000 Shares as Consideration Shares to the Vendor. Pursuant to the Sale and Purchase Agreement, the balance of the cash consideration (being HK$1,000,100,000) will be paid before 30 June 2008 or such other date as the parties to the Sale and Purchase Agreement may agree in writing.

The Vendor has created a charge over 65,000,000 Shares in favour of DB Trustees (Hong Kong) Limited, the trustee for holders of exchangeable bonds issued by BEIL.

By order of the Board
Tam Chun Fai
Executive Director & Company Secretary

Hong Kong, 30 June 2007

As at the date of this announcement, the Board comprises Mr. Yi Xi Qun, Mr. Zhang Hong Hai, Mr. Li Fu Cheng, Mr. Bai Jin Rong, Mr. Liu Kai, Mr. Guo Pu Jin, Mr. Zhou Si, Mr. E Meng, Mr. Lei Zhen Gang, Mr. Jiang Xin Hao and Mr. Tam Chun Fai as executive Directors; Mr. Lau Hon Chuen, Ambrose, Dr. Lee Tung Hai, Leo, Mr. Wang Xian Zhang, Mr. Wu Jie Si and Mr. Robert A. Theleen as independent non-executive Directors.

END